18



05009765

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mediaset SPA

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PROCESSED
JUL 18 2005
THOMSON FINANCIAL

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**NEW ADDRESS

FILE NO. 82- 4515 FISCAL YEAR 12-31-04

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OICF/BY: dlw

DATE: 7/18/05




MEDIASET



2004
Annual Repor


MEDIASET

2004
Annual Report

Notice of meeting

The shareholders are called to attend the ordinary General Meeting to be held in Cologno Monzese (MI), Via Cinelandia n. 5, on April 27th, 2005, at 10.00 a.m., and if necessary, a secondary meeting will be held on April 29th 2005 at the same time and venue, to decide upon the following

agenda

1) Annual and consolidated financial statements as at December 31st, 2004; Board of Directors' Report on operations; Report of the Statutory Auditors; consequent resolutions;

2) Authorisation to the Board of Directors for the purchase and sale of own shares; relevant resolutions;

3) Conferral of the task to audit the Annual and consolidated financial statements, as well as the limited audit of the interim reports for the years 2005, 2006 e 2007;

4) Nomination of the Board of Statutory Auditors and its Chairman, determination of emoluments.

Shareholders with the relevant certificate will have the right to partecipate in the meeting. Certificates must be requested from the relevant authorised bodies belonging to the Monte Titoli S.p.A. centralised management system, at least two days before the date of the meeting.
Under article 27 of the Corporate Statute, the nomination of the statutory auditors occurs through votes from the list.
The documents regarding the items on the agenda will be available at the registered office of the company and at Borsa Italiana S.p.A. within the terms foreseen by current regulations; shareholders may obtain a copy thereof.

Chairman
Fedele Confalonieri




2004 net profit
(EUR m)
500,2

Corporate boards

Board of Directors

Chairman
○ Fedele Confalonieri

Deputy Chairman
○ Pier Silvio Berlusconi

Officier
○ Giuliano Adreani

Directors
○ Franco Amigoni
Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Enzo Concina
Maurizio Costa
Mauro Crippa
Bruno Ermolli
Marco Giordani
○ Alfredo Messina
○ Gina Nieri
○ Roberto Ruozi

Board of Statutory Auditors

Chairman
Achille Frattini

Acting statutory auditors
Francesco Antonio Giampaolo
Riccardo Perotta

Substitute statutory auditors
Gianfranco Polerani
Francesco Vittadini

External auditors

Deloitte & Touche S.p.A.

○ Member of the Executive Committee
○ Member of the Internal Control Committee

an historic year

Mediaset's results for 2004 are the best since 1996, the year in which the company was founded and listed to the Italian Stock Exchange. However, such results are not due to a fortunate combination of events.
But rather to the constant progression of the company's performance, made possible by a business that is structurally sound.

Since its foundation, Mediaset has created value, continually and abundantly rewarding its shareholders. So it is correct to attribute the credit for this uncommon corporate achievement to those who have led the company and to the men and women who work for it.

Let us take a brief look at the main results for the financial year 2004. Consolidated net revenues amounted to 3,441.6 million, a 12.1% increase compared with 2003.

Costs: in both Italy and Spain, the company as once again respected its commitment to shareholders, confirming the efficiency objectives launched in 2002. In particular, in Italy total television costs showed a slight increase of 1.2% for the third year in a row, markedly below the rate of inflation.

Meanwhile at the Spanish subsidiary Telecinco total TV cost, net of the one-off costs related to the stock exchange listing and costs directly related to the extraordinary dynamic in adversiting sales, grew in line with inflation.

The group's operating profit for the period came to 1,034.2 million, a 33% increase compared with the previous year.

Operating profitability for the year reached 30%, the highest ever achieved by Mediaset and the highest level in the European TV sector.






REALE
MEDIASET

Fedele Confalonieri, chairman

Mediaset Group Personnel


5.662

Net profit for the year came to EUR 500.2 million, an increase of 35.3% compared with 2003.
On the basis of these excellent results, the Board of Directors has decided to propose to the Annual General Meeting a dividend of EUR 0.38 per share, an increase of more than 65% on that of the previous year.

This corresponds to a pay out rate of around 90%, the highest among European broadcasters.

In Italy the advertising revenues of Publitalia grew by 9.1% compared with 2003, reaching the record amount of EUR 2,869.1 million.

The performance of Publitalia is especially significant when compared with general market trends.

According to Nielsen estimates, total advertising in Italy grew by 7.3% in 2004 compared with 2003, an indication of marked recovery in the market. Nevertheless, once again, at +9.1%, Mediaset significantly outperformed the market.

In Spain the total advertising revenues of Telecinco grew to EUR 778.2 million in 2004, +20.8% compared with the previous year. The figure was even higher than 2000, which until now been considered an unrepeatable year in terms of advertising sales.
Also in Spain, Telecinco performance in 2004 was markedly higher than total television advertising market which, according to the Infoadex estimates, was up 15.3%.

Excellent results, then. To which should be added some general considerations. Firstly, an observation on the group's shareholder structure. Mediaset has 258,000 shareholders, of which 250,000 are small Italian investors, who account for 5.3% of the company's share capital.
A further 10% is held by Italian institutional investors, while 22.6% is in the hands of British and US investors.

This is a good sign also for the Italian system: it demonstrates that Mediaset is considered a reliable partner for foreign financial institutions and big international investment funds. In fact, today Mediaset is one of Italy's most important company, both in terms of size and in terms of technological content and know-how.

Regarding size, the Spanish case is worth a special mention.
In just three months, in 2004, Telecinco was listed. We have given total transparency in the pre-listing phases, we have not been aggressive with pricing, we have appointed authoritative independent directors to the board and have guaranteed a high level of pay-out for the 2005 dividend.

In December Telecinco was added to the Ibex 35 index, the list of Spain's top 35 companies and its shares have already been recognised as the best on the Madrid Stock Exchange and the best IPO of the year.

The share price, which was EUR 10.15 at the listing in June 2004, reached EUR 17, in March 2005, an increase of more than 65%.

Brief mention should also be made of the regulatory framework, which has a significant impact on a business such as television, an activity that is subject to public licensing. In 2004 a reform of the Italian media sector was approved, the so-called Gasparri Law.
The reform was subjected to a lengthy and arduous parliamentary debate, in the context of bitter political conflict, and an initial version was rejected by the President of the Republic and returned to Parliament for modification.

In such a complex situation our compass showed us the only possible direction to take, the only way to defend the company and make concrete the demand for pluralism coming from different quarters: digital terrestrial.


La certe
saper real
i sogni

Pier Silvio Berlusconi,
deputy chairman

Mediaset audience share
(24 hours)

43%

Generalist television has discovered in digital terrestrial broadcasting a new frontier characterised by interactivity, multi-channel, and the possibility of offering an "à la carte" selection of premium content. Mediaset was the first in Italy to launch a multiplex (a new network of digital frequencies), we have rented space to third content providers, launched the first 24-hour free channel dedicated to children, and inaugurated a world first a pay-per-view service using a pre-paid card, offering live coverage of the home matches of Italy's leading Serie A football teams.

In March 2005 we bought, subject to necessary authorisations, the frequencies for the creation of our second multiplex.

For an incumbent this is a significant development. Creativity, rapidity and determination have enabled us to shake off the mantle of a company that for years was accustomed to being the leader in its core business and to adopt the aggressive approach of the newcomer in entirely unexplored territory.

We are now in a position to exert considerable influence in the content market and, thanks also to the acquisition of football rights, we are redefining the boundaries between satellite pay-TV and digital terrestrial television.

It is a moment of enormous technological and industrial turmoil in the media sector.
There is much movement - ADSL platforms, UMTS mobile services, fibre optic cable - and it should be said that the new legislative framework is proving to be sufficiently flexible and is able to encourage the development of new business opportunities.

Mediaset has not been just a pure observer, in a very short time, become a generator of innovation and new applications. All of this allows us to foresee a 2005 rich with new satisfactions.

Giuliano Adreani, officier



2004 Publitalia advertising revenues (EUR m)

2.869

Group structure


MEDIASET Spa
100% Publitalia '80 Spa
100% Promoservice Italia Srl
10% Radio e Reti Srl
99.95% International Media Service Ltd
100% Mediaset Ireland Ltd in liquidazione
19.50% ALBACOM Spa partecipazione ceduta in data 4/2/2005
2.73% Hopa Spa
100% R.T.I. Spa
100% Elettronica Industriale Spa
24.50% Beigua Srl
98.44% Videotime Spa
30% Titanus Elios Spa
51% BOING Spa
50% Mediavivere Srl
50% PressTV Spa
50% Fascino - Produzione Gestione Teatro Srl
9.94% CFN - Class Financial Network Spa
20.22% 6.45% Auditel Spa
100% Mediaset Investiment Sarl
100% Publieurope Ltd
100% Publieurope International Ltd
14.35% TV Breizh Sa
8% 49% TV Breizh Nantes Sa
2.28% KirchMedia Gmbh & Co KgaA in amm. control.
11.76% Euromedia Luxembourg Two Sa
27.42% Euromedia Venture Belgique
27% 25.1% Gestevision Telecinco Sa
100% Gruppo Editorial Tele5 Sau
100% Estudios Picasso Fabrica de Ficcion Sau
100% Digitel 5 Media Sau
40% Canal Factoria de Ficcion Sa
60% Cinematext Media Sa
50% Premiere Megaplex Sa
50% Europortal JUMPY Espana Sa
35% Multipark Madrid Sa
10% Corporacion de Medios Radiofonicos Digitale Sa
100% Atlas Espana Sau
100% Atlas Media Sau
100% Atlas Pais Vasco Sau
100% MI Cartera Media Sau
40% Aprok Imagen Sl
100% Publiespana Sau
100% Advanced Media Sau
100% Publimedia Gestion Sau
100% Publiespana 2000 Slu
50% Publieci Television Sa



Mediaset 's headquarters in Cologno Monzese

financial highlights

Net revenues
EUR m



2,363.6
2,351.1
2,316.1
3,070.0
3,441.6
2000
2001
2002
2003
2004

Operating profit
EUR m



691.5
587.2
558.5
776.6
1,034.2
29.3%
25.0%
24.1%
25.3%
30.0%
2000
2001
2002
2003
2004

Operating profit

% Operating profit/net revenues

Net profit
EUR m



423.5
248.4
362.0
369.7
500.2
17.9%
10.6%
15.6%
12.0%
14.5%
2000
2001
2002
2003
2004

Net profit

% Net profit/net revenues

Dividends and pay out
EUR m



283.2
247.8
247.4
271.3
448.9
66.9%
99.8%
68.3%
73.4%
89.7%
2000
2001
2002
2003
2004

Dividends distributed by Mediaset SpA

Pay out

2004 group net revenues (EUR m)



3.441

Income statement
(EUR m)

	2000	2001	2002	2003 (*)	2004
Net revenues	2,363.6	2,351.1	2,316.1	3,070.0	3,441.6
Italy	2,363.6	2,351.1	2,316.1	2,424.9	2,649.4
Spain	-	-	-	646.0	793.4
Operating profit (*)	691.5	587.2	558.5	820.8	1,082.0
Italy	691.5	587.2	558.5	650.1	788.0
Spain	-	-	-	170.7	294.0
Group operating profit	691.5	587.2	558.5	777.6	1,034.2
Profit before taxes and minority interest	648.0	418.1	497.1	675.1	994.8
Group net profit	423.5	248.4	326.0	369.7	500.2

Balance sheet
(EUR m)

	2000	2001	2002	2003	2004
Net invested capital	2,263.9	2,602.4	2,639.5	3,031.8	2,983.2
Shareholders' equity and minority interest	2,389.2	2,354.6	2,468.7	2,832.5	3,045.2
Group net equity	2,387.5	2,353.0	2,467.2	2,591.6	2,820.7
Minority net equity	1.7	1.6	1.5	240.9	224.5
Net financial position	125.3	(247.8)	(170.8)	(199.3)	62.0
Operating cash flow (profit + amortizations)	1,146.6	1,162.3	1,213.4	1,537.6	1,614.3
Investments	806.1	1,279.1	849.3	835.1	1,116.5
Dividends distributed by the Parent company	216.2	283.2	247.8	247.4	271.3
Dividends distributed by subsidiaries	-	-	-	16.9	120.0

Personnel

	2000	2001	2002	2003	2004
Mediaset Group personnel (headcount)	4,384	4,396	4,393	5,600	5,662
Italy	4,384	4,396	4,393	4,395	4,459
Spain	-	-	-	1,205	1,203
Mediaset Group personnel (average)	4,382	4,384	4,399	5,633	5,638
Italy	4,382	4,384	4,399	4,396	4,415
Spain	-	-	-	1,237	1,223

Main indicators

	2000	2001	2002	2003	2004
Operating profit (**)/Net revenues	29.3%	25.0%	24.1%	26.7%	31.4%
Italy	29.3%	25.0%	24.1%	26.8%	29.8%
Spain	-	-	-	26.4%	37.1%
Operating profit / Net revenues	29.3%	25.0%	24.1%	25.3%	30.0%
Pre-tax profit and minority interest / Revenues	27.4%	17.8%	21.5%	22.0%	29.7%
Net profit / Net revenues	17.9%	10.6%	15.6%	12.0%	14.5%
ROI	32.4%	24.1%	21.3%	27.4%	34.4%
ROE	18.6%	10.5%	15.0%	14.6%	18.5%
N. of shares	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564
Consolidated net profit per share (€)	0.36	0.21	0.21	0.31	0.42
Dividend per share (€)	0.24	0.21	0.21	0.23	0.38

(*) since 2003 figures include the effects of the entire consolidation of the Telecinco Group
(**) before amortization of the consolidation difference re. Telecinco

Mediaset share price performance in 2004

General trends in financial markets

The world economy in 2004 was characterised by overall but varied growth (sustained growth in South East Asia and the United States, moderate in Europe). This diversity is a result of geopolitical factors, above all the crisis in the Middle East, and of global macro-economic issues. These include the weak dollar (particularly vs euro) the generalised expansive monetary policy in almost all advanced economies. There has been increased competitive pressure from South East Asian markets, especially China. The year ended positively for international equity markets, as can be seen by the 11.6% increase in the Dow Jones World index.
Market performance in the United States, was positively affected by the rapid resolution of the presidential election and the expansive policy of the Federal Reserve. Over the year Nasdaq grew by around 9%, while the **Dow Jones** closed at +10%.
European equity markets recorded a positive performance - enlivened also by a recovery in merger and acquisition activities - ending the year around the highest levels seen in the last two years. The pan-European index Euro Stoxx continued to grow just below the level of the S&P 500 (+7.3% and +9% respectively). This was also a result of marked rises in December attributable to various factors such as the year-end adjustment of oil prices (-8.7% fixed at around $50 per barrel) and the fall of returns on risk free bonds. This had the general effect of increasing appetites for equity returns. Among the relevant events in 2004 for the Italian stock exchange it is worth remembering the introduction of the new **S&P/mib** index, which includes 40 stocks from different sectors. It has replaced the MIB 30 and ended the year with a performance of 15%.

Mediaset and the main indices since the listing (1996)

In 2004 **Mibtel** index recorded the highest performance among leading world indices with +18.1%, thanks to the brilliant performance of the utilities, telecom and energy sectors. In spite of a still weak Italian economy, the performance of the index returned to spring 2002 levels, continuing the positive trend that began in 2003 when, after three years of decline, an increase of 11% was recorded. In the list of the top European stock exchanges in 2004, Mibtel was followed by Spain's IBEX (+17.4%), Sweden's OMX (+16.6%), London°Øs FTSE (+9.5%), France's CAC40 (+8.5%) and Germany's DAX (+7.3%).
At the end of 2004 the overall capitalisation of the listed companies in Milan reached **EUR 580.6 billion**, 19% more than the EUR 487.4 of 2003. This figure corresponds to 43% of Italy's GDP (37.5% in the previous year) and confirms data from the end of November that indicated Milan as Europe's sixth biggest market by capitalisation, after London, Frankfurt, Madrid and Zurich.
The marked recovery in Italian equities, accompanied by an increase in volumes, has led to a notable increase in the value of trading. In this regard 2004 has been the best year for Italy since 2000. The total number of trades in share-based instruments and derivatives came to **39.3 million**, for a total value of EUR 753.2 billion, while the daily average came to EUR 2.9 billion (+6.8%).
The companies listed on the Milan Stock Exchange distributed total dividends of EUR 23.8 billion, representing an average return of 5.1%.

MEDIASET S.p.A.

Sede Sociale: Milano - Via Paleocapa, 3
Capitale Sociale Lire 1.151.111.864.000 interamente versato
diviso in n° 1.151.111.864 azioni da nominali Lire 1.000 cadauna
Iscritta nel Registro delle Imprese - Ufficio di Milano -
sezione ordinario - n. 276785 Milano
Durata della Società 31 dicembre 2050

Costituita in data 26 novembre 1987, con atto
Notaio dr. Giorgio Pozzi di Milano, repertorio
n. 22853/2705, omologato dal Tribunale di Milano
in data 15 dicembre 1987, con decreto n. 19843,
iscritto presso la Cancelleria delle Società Commerciali
del Tribunale di Milano in data 23 dicembre 1987.

CERTIFICATO NOMINATIVO n. 0000001

DA N. ****1****
****UNA****

AZIONE ORDINARIA da nominali lire 1.000 - codice titolo 106321


SPA
MEDIASET

Milano, 15 Luglio 1996

FEDELE CONFALONIERI

90%



2004
pay out rate

Trends in the media sector

As far as media sector is concerned Europe has seen a generalised de-rating in equities. The devaluation of the sector has mainly affected the value of multiples which in 2004 was around 10-20% lower than the historical average in the last ten years. The reasons for this change in the evaluation criteria can be put down to a range of contingent macro-economic factors, including the geo-political tensions in the Middle East and uncertainties concerning GDP growth forecasts in the principal industrialised countries, in particular in Europe.
The increase in the level of inflation in 2004 raised fears of a possible augmentation in interest rates by **FED** and **ECB**, and caused a reduction in spending (sales of technology products have increased, but there has been a fall-off in food and FMCGs).
In an attempt to limit the effects of a possible inflationary spiral, a number of European governments supported policies aimed at persuading producers to hold down consumer prices. This, combined with increased competitive pressure from private labels, led to a **reduction** in advertising spending, especially for branded goods, most markedly towards the end of the year. In fact the advertising market grew without a recovery in consumer confidence and this benefited above all TV advertising. In the absence of a recovery in consumer spending, advertisers attempted to stimulate demand by earmarking greater proportions of their budgets to the medium that in general is most effective and offers the greatest visibility.
Towards the end of the year however, the market returned to an appreciation of companies with solid fundamentals and therefore better able to guarantee a high level of cash generation and **dividend** distribution. The DJ Stoxx Media closed with an increase of around +3%.

Performance of the Mediaset share price in 2004

In absolute terms, Mediaset share price returned to the level of the beginning of the year, closing with a slight reduction of 0.9% at EUR 9.33. The minimum price of EUR 8.2 was reached on 12th August and the maximum of EUR 10.0 on 26th January. On 2nd December the maximum intraday was reached at EUR +10.1.
If we exclude the exceptional performance of Spain's Antenna 3, over the year Mediaset remained in line with the median of European broadcasters with a superior performance at the end of the year that was an average of **10%**.

Mediaset stock compared with main indices (1996 index 100)
(from the listing in1996 to 2004)


Reb
690
660
630
600
570
540
510
480
450
420
390
360
330
300
270
240
210
180
150
120
90
60
A D A A D A A D A A D A A D A A D A A D A A D A A D
1996 1997 1998 1999 2000 2001 2002 2003 2004
QMEDIA SET,
Close (Last Trade), Rebasing 31 Jul 96 = 100
QMIB 30 INDEX,
Close (Last Trade), Rebasing 31 May 96 = 100
QNAS/NMS COMPSITE,
Close (Last Trade), Rebasing 31 May 96 = 100
QDJS MEDIA,
Close (Last Trade), Rebasing 31 May 96 = 100

The main factors affecting the share price

Factors of a general and exogenous nature that had a negative impact on performances in the media sector, also had an effect on Mediaset's share price. Towards the end of the year, however, there were also some positive endogenous signals: in particular, the trends in advertising sales led to repeated upgrade analysts' expectations for the advertising market. The management then also repeated its established skills in keeping television costs down also in 2004, which stimulated an increase in cash generation and a steady **improve in estimates** of the company's results.
The successful listing of Telecinco on 24th June 2004 (+18% on the placement price to EUR 10.5) and the launch of Pay-per-view on the digital terrestrial platform helped to sustain the share price, particularly in the second half of the year.

Mediaset Shares: 2004 volumes

Mediaset shares in 2004 recorded average daily trading volumes of 5.4 million, which corresponds to an average value of more than EUR 50 million, in other words, 9% more than the volumes of the previous year. In total, the number of Mediaset shares traded during the year on the Milan stock exchange came to more than **1.4 billion**, which is 121% more than the company's share capital. The record of daily trading was reached on 18th June 2004 (on the occasion of the Telecinco listing) with around 26 million shares, while the lowest level was reached on 31st December 2004, with around one million shares traded.

A breakdown of Mediaset's shareholder structure as at 31/12/2004

Fininvest Group is Mediaset's main shareholder owning 50.8% of the company's share capital. The remaining 49.2% is floated on the market.
From a geographic point of view, Mediaset's floating shares are well distributed in different markets: around 23% is held by Italian investors and around 77% is in the hands of international investors. Of these, the countries that stand out for their interest in Mediaset shares are the US and the UK, with around 35% and 17% respectively of the total float, followed by Germany and France, with around 10% and 8% respectively. The remaining 8.2% is distributed mainly in Japan, Asia and the rest of Europe.

Mediaset share price
2004

		2004		2003		2002
Maximum price (€)	*26th January*	10.0	*2nd December*	9.9	*19th March*	10.4
Minimum price (€)	*12th August*	8.2	*10th February*	6.2	*9th October*	5.5
Opening price 1/1 (€)		9.6		7.2		8.1
Closing price 31/12 (€)		9.3		9.4		7.3
Average volume (m)		5.4		5.7		5.2
Maximum volume (m)	*18th June*	26.2	*20th June*	36.2	*11th October*	17.7
Minimum volume (m)	*31st December*	0.9	*12th August*	1.5	*27th May*	1.1
Number of ordinary shares (m)		1,181.2		1,181.2		1,181.2
Capitalisation 31/12 (EUR m)		**10,985.4**		**11,103.5**		**8,623.0**

Mediaset stock compared with main European Braoadcasters (1996 index 100)
(from the listing in 1996 to 2004)


Reb
840
810
780
750
720
690
660
630
600
570
540
510
480
450
420
390
360
330
300
270
240
210
180
150
120
90
60
30
A D A A D A A D A A D A A D A A D A A D A A D A A D
1996
1997
1998
1999
2000
2001
2002
2003
2004
QMEDIA SET,
Close (Last Trade), Rebasing 31 Jul 96 = 100
QTF1, Close
(Last Trade), Rebasing 31 May 96 = 100
QPRO SIEBEN SAT 1,
Close (Last Trade), Rebasing 31 Jul 97 = 100
QM6-METROPOLE TV,
Close (Last Trade), Rebasing 31 May 96 = 100
QITV, Close (Last Trade),
Rebasing 31 May 96 = 100

The history and activities of the Mediaset Group

2004 was an historic year for Mediaset posting its best performance, in terms of results and cash generation, since its listing in 1996.
Those results arrived 27 years after the debut of commercial television in Italy.
It all began in 1978 with Telemilano (which became Canale 5), a local Milan-based broadcaster that became national in 1980.
Canale 5 was subsequently joined by Italia 1 (bought from the publishing group Rusconi in 1982) and Retequattro (acquired from Arnoldo Mondadori Editore in 1984).
Since 1984 the television area of the Fininvest Group (known as RTI) has had the same basic structure as it has today:
three national analogue networks supported by an advertising company, called Publitalia '80, that exclusively collects advertising for all three channels, and two other companies, Videotime, that manages TV technology and production activities, and Elettronica Industriale that guarantees signal distribution through the management of the broadcasting infrastructure.
Since then the importance of commercial television has grown constantly in terms of audience, revenues and operating profits.
From 1996, RTI, Publitalia, Videotime and Elettronica Industriale have been part of one group known as Mediaset.
This was listed on the stock exchange, opening up the company to both important institutional investors and private investors (around 250,000).

Telecinco - the Spanish broadcaster with which the Mediaset Group has been involved since 1997, initially with a minority stake and subsequently, since 2003, as the major shareholder (50.1%) - was listed on the Madrid stock exchange in 2004.
2004 was also the year that saw the debut of digital terrestrial television in Italy, an innovative signal broadcasting system that uses standard aerials (a dish is not necessary) and a small set-top box.
This can be bought thanks to a government subsidy aimed at encouraging the spread of the digital platform in Italy. Now let us turn to a more detailed look at the organisation of the Mediaset Group in its two main operation: Italy and Spain.

30%

Operating profitability
(the highest among European broadcasters)

Italy

The Mediaset Group - the television holding company of the Fininvest Group - is Italy's leading commercial television operator and one of the world's largest media companies. Mediaset S.p.A., was listed on the Milan stock exchange in July 1996 and is one of Italy's most profitable listed companies. Consolidated net revenues from the Italian business reached EUR 2,649.4 million (+9.3% compared with 2003). Operating profit (EBIT) was EUR 788.3 million (+21.3%). Operating profitability reached 29.8% (26.8 in 2003) and pre tax profit came to EUR 740.9 million (+35.4%). Net profit came to EUR 435.9 million (compared with the EUR 349.2 million of 2003), while characteristic cash generation, net of income and charges for equity investments and the payout of dividends reached EUR 468.3 million, compared with EUR 282.9 in 2003.

by Rai (the state owned broadcaster) in 2004, Publitalia's advertising revenues came to EUR 2.9 billion (+9.1% on the previous year). Mediaset's advertising arm also increased its number of clients to 1,100.
In 2004 the Italian advertising market was worth EUR 8.1 billion (+7.3% compared with 2003).
Radio was the media that most benefited from the market dynamics (+21.7%). Followed by television with +10.4%. While, in spite of a crisis in terms of circulation for newspapers and in terms of readership for magazines, print media ended the year with an increase of 1.6%. There was also growth in cinema advertising (+9.3%) and outdoor (2.7%).

The recovery in the advertising market was the result of marked increases in the investments in all sectors with the exception of FMCGs, which still accounts for 35.7% of the whole. After a very positive 2003 (+4.6%), FMCGs ended the year at essentially the same level. The most marked increases came from telecoms (+28.8%), financial services and insurance (+23.7%), publishing (+20.4%), retail (+15.8%) and the automotive sector (+13.3%). Publitalia also recorded significant performances in the area defined as Other sectors: industry/construction + 54.9%, leisure +52.2%, audio/video +39.7%, personal accessories +38.2%, homewares 14.9% and motorcycles +14%.

Advertising

Advertising sales for the three channels are managed by Publitalia '80, the group's exclusive advertising sales house and Italy's leading advertising sales company. Publitalia's activities extend across Europe through its subsidiary, Publieurope International Ltd, a London-based company that collects advertising for Europe's leading commercial broadcaster. It also assists foreign clients and multinationals' headquarters with their activities in Italy.
In spite of the European Football Championship and the Olympics broadcast

Italian advertising market
2004 (source Nielsen Media Research) net figures

Media	2004		2003		% change
	EUR m	% share	EUR m	% share	
Print	2,888	35.6%	2,843	37.6%	1.6%
Television	4,552	56.0%	4,124	54.5%	10.4%
Radio	400	4.9%	329	4.3%	21.7%
Outdoor	192	2.4%	187	2.5%	2.7%
Cinema	90	1.1%	82	1.1%	9.3%
Total	**8,122**	**100.0%**	**7,564**	**100.0%**	**7.3%**

The television channels

TV in Italy (24 hours)


Viewers (m)
8,848
8,915
9,095
9,140
9,284
2000
2001
2002
2003
2004

Audience share

Share individuals 2004	24 hours	Prime Time	Day Time
Canale 5	22.4%	22.2%	22.5%
Italia 1	11.6%	11.2%	11.7%
Retequattro	9.0%	8.9%	8.9%
Mediaset	**43.0%**	**42.3%**	**43.1%**

The group's generalist channels - Canale 5, Italia 1 and Retequattro - are managed by RTI S.p.A.. They, either directly or via its subsidiaries, oversee the development and building of the schedules, original programme production, the acquisition and management of the rights library and the management of the signal distribution network. RTI also produces content for distribution through other platforms, such as pay-TV, internet and mobile telephones.

In 2004 each channel broadcast 8,784 hours of programme, for a total of **26,352 hours**, 54.8% of which was made up of in-house productions.

The table on page 23 shows the 2004 programming schedule broken down into channels and programme types, and subdivided into in-house productions and library products.

Mediaset's channels ended 2004 with combined 24-hour audience share of 43%, in line with the excellent results of the three-year period 2000-2001-2002 and following the extraordinary, and in many ways unrepeatable, performance of 2003. Once again the strength of Mediaset can be seen in the commercial target (15-64 year) with 44.6% audience share in the 24-hour.

The year for Auditel ended with a Total Audience of nine million individuals (+1.6%), a figure that has grown every year in the 24-hours since 1995. The overall increase is the result of a consistent improve in the May-August period (with a peak of +8%). This is in part attributable to the European Football Championship in June and the Olympics in August. In the final quarter, however, the total audience showed a slow down compared with the previous year.



From the left,
Gianni Modina Director of Canale 5,
Luca Tiraboschi, Director of Italia 1,
Giancarlo Scheri, Director of Retequattro





Canale 5 reached a 22.5% day-time audience share, 0.2% ahead of Rai 1, while in prime time, the figure was 22.2%. Over the 24-hours the channel recorded audience of 22.4% among individuals (all Italians) and confirmed its leadership in the commercial target (15-64 years) with a **24.1%** share.

For the third consecutive year **Italia 1** was the clear **third most popular channel** in prime time with an 11.2% (Rai 2 ended the year at 11.1%). The channel continues to be the favourite channel of children up to 14, both in day-time and in the 24-hours.

Retequattro continued its positive prime time trend, where it achieved its best result in the last 10 years: **8.9%**. Very positive too were the figures for the over 65s for who Retequattro is the third most popular in 24 hours after Rai 1 and Canale 5.

Individuals
Spring 2004


44.6
43.8
44.5
43.7
45.1
44.8
24 ore
Day Time
Prime Time
Mediaset
Rai

Commercial target
Spring 2004


46.4
40.8
46.4
40.5
46.8
42.6
24 ore
Day Time
Prime Time
Mediaset
Rai

Programme breakdown (hours)
2004

Type	Canale 5		Italia 1		Retequattro		Mediaset total	
Films	862	9.8%	1,062	12.1%	2,177	24.8%	4,101	15.6%
TV movies	317	3.6%	438	5.0%	319	3.6%	1,074	4.1%
Miniseries	6	0.1%	40	0.5%	35	0.4%	82	0.3%
Telefilms	589	6.7%	1,762	20.1%	1,101	12.5%	3,452	13.1%
Teleromanzi	48	0.5%	-	0.0%	48	0.5%	96	0.4%
Sit-coms	157	1.8%	621	7.1%	-	0.0%	777	3.0%
Soaps	120	1.4%	-	0.0%	379	4.3%	499	1.9%
Telenovelas	-	0.0%	-	0.0%	384	4.4%	384	1.5%
Cartoons	-	0.0%	1,449	16.5%	-	0.0%	1,449	5.5%
Total library	**2,099**	**23.9%**	**5,372**	**61.2%**	**4,443**	**50.6%**	**11,914**	**45.2%**
News	2,748	31.3%	785	8.9%	1,277	14.5%	4,810	18.3%
Sport	29	0.3%	891	10.1%	81	0.9%	1,001	3.8%
Entertainment	2,909	33.1%	939	10.7%	1,710	19.5%	5,558	21.1%
light	*1,360*	*15.5%*	*333*	*3.8%*	*295*	*3.4%*	*1,988*	*7.5%*
talk shows	*545*	*6.2%*	*37*	*0.4%*	-	*0.0%*	*582*	*2.2%*
music	*22*	*0.3%*	*182*	*2.1%*	*216*	*2.5%*	*420*	*1.6%*
quiz-game-shows	*398*	*4.5%*	*76*	*0.9%*	*239*	*2.7%*	*713*	*2.7%*
reality	*540*	*6.1%*	*288*	*3.3%*	*8*	*0.1%*	*836*	*3.2%*
soft news	*44*	*0.5%*	*23*	*0.3%*	*952*	*10.8%*	*1,019*	*3.9%*
Arts	68	0.8%	-	0.0%	674	7.7%	742	2.8%
Soaps	263	3.0%	-	0.0%	-	0.0%	263	1.0%
Miniseries, TV movies, telefilms	299	3.4%	251	2.9%	147	1.7%	697	2.6%
Sit-coms	82	0.9%	231	2.6%	-	0.0%	314	1.2%
TV sales promos	286	3.3%	315	3.6%	452	5.1%	1,053	4.0%
Total in-house production	**6,685**	**76.1%**	**3,413**	**38.8%**	**4,341**	**49.4%**	**14,438**	**54.8%**
Total	**8,784**	**100%**	**8,784**	**100%**	**8,784**	**100%**	**26,352**	**100%**

The "audience guaranteed period"

In spring 2004 (25/01 to 29/05, excluding the week of the Sanremo Festival) Mediaset outperformed Rai in all different air time, both among individuals and in the commercial target.
Canale 5 outperformed Rai in both the 24-hours and day time; **Italia 1** confirmed its position as Italy's third most popular channel, ahead of Rai 2, in the 24-hours and early evening; **Retequattro** achieved its best ever prime time audience (9.1%) in "Audience guaranteed period". Since 1998 and outperformed Rai 3 both in day time and the 24-hours. Mediaset ended the 2004 autumn season (from 26th September to 4th December) with 42% audience share in the 24-hours, 42.3% in day-time and 40.7% in prime time.
This partial weakening of the position of our channels worked to the advantage not only of Rai (Rai 1 grew in prime time and Rai 2 improved across all the bands), but above all to other satellite broadcasters that, compared with the previous spring, added more than a percentage point across all the time bands.
However, detailed analysis of the monthly figures within the seasons shows that the results of our channels, following a difficult start, improved up until the first week in December.



"Generalist televisio

“Chi vuol essere milionario”, on Canale 5







…ntinues to be the only medium able to speak to all Italians”

…nsis report, January 2005

In 2004 RTI S.p.A produced 44.5% of the television programmes broadcast by the Mediaset channels (+6.1% compared with 2003). The overall growth in production included a substantial contribution from the News area (+33%).
Canale 5 produced two new programmes: L'Antipatico, presented by the editor of the newspaper Il Giornale, Maurizio Belpietro and Claudio Martelli reports. The former government minister presented a series of specials, including a programme dedicated to Judge Falcone. In the day-time there was a new format Tutte le mattine, created and presented by Maurizio Costanzo. Among the evening musical shows, the special dedicated to Gianni Morandi was particularly successful. Other new features included: Il Teo, Arrivano i nostri, Volere o volare, L'imbroglione, Sandra e Raimondo Show, Armi e bagagli and Changing Room.
Italia 1 introduced Giallo 1 for the News, La fattoria, Bisturi, Superciro, Campioni, Il gioco dei nove, Cronache marziane.
In music: a double edition of Top of the Pops, edited highlights from Festivalbar and the concert by Vasco Rossi.
Retequattro offered new programmes such as Cosa non farei and Top secret.
In addition to the concerts of the Filarmonica della Scala; a special dedicated to Lucio Battisti was particularly successful.
The hours produced in 2004 for the three channels, net of soaps and drama, increased by 6.1%, all in the day-time band.
The contribution of the News area was significant also thanks to Lucignolo and L'alieno on Italia 1, and La zona rossa and Solaris of Retequattro.

television rights

Mediaset S.p.A. and its subsidiary RTI S.p.A. have Italy's most important rights library and one of the biggest in Europe.
The acquisition, development and production activities are managed by RTI S.p.A., which also has the objective of managing Mediaset Group's television rights assets, which are constantly fed from:

American Majors
The Mediaset Group has stipulated multi-year agreements with the leading American producers and distributors (Universal, Twentieth Century Fox, DreamWorks, Sony Columbia and Warner Bros. International) that foresee the acquisition of rights for an average period of 5 years, with the possibility of 4-5 TV passage.
During 2004, the Mediaset Group signed a contract with Warner Bros. International for the supply of rights for films distributed in the 2000/01 to 2003/04 seasons.
In December another agreement was signed with Universal Studios Int. B.V. regarding movies that had their theatrical releases during 2004 and 2005.

International television producers
The group also has important and consolidated rights acquisition relationships with American and European producers for the supply of TV movies, soap operas, mini-series, and TV series. This kind of TV products, which are made seasonally, creates a long lasting relationship between producer and broadcaster and makes it possible to build loyalty with our viewers.

Film producers/distributors

Mediaset also buys Tv right packages both from national and international operators. The acquisition of European product is important in respecting the broadcast and investment quotas foreseen by European regulations. Very important is the supply relationship with the sister-company Medusa Film S.p.A., a leading operator in the film distribution sector. In 2004 the Mediaset Group and Medusa Film reached a three-year agreement for the acquisition of the most important films produced by Medusa Film in 2004, 2005 and 2006. 2004 also saw supply agreements with Eagle Pictures, Cattleya and Nexo, three of the country's leading film distribution and production companies.

In-house TV drama production
Mediaset Group has the know-how and organisational structure to select projects and to develop the production of TV movies, mini-series and popular TV drama series. Such products are created in-house or in cooperation with leading international partners and in some cases are sold internationally so contributing to covering production costs. 2004 was characterised by a level of internal production in line with 2001-2003 period and was aimed at reinforcing the Group's core business. This has led to drama becoming a central and characterising feature of the schedules of Mediaset's channels. Sequels to long series (telefilms and soap operas) were confirmed and projects were defined for the production of high profile mini-series related to current affairs, literary classics and big Italian personalities.
It is worth to mention the exclusive production agreement, which has been renewed for 2005 and 2006, with Tao Due Film, one of the leading operators in the sector with which Mediaset has had a supply contract for many years.
In the recent past this cooperation has led to the production of the mini-series (Ultimo, Ultimo 2: La sfida, La Uno Bianca, Il Testimone) and some very successful series (Distretto di Polizia and R.I.S.).
On 28th July 2004, in line with the letter of intent signed in 2002, the Mediaset Group acquired from Endemol Italia S.p.A. (which owns the other half of the company) 50% of Mediavivere, at a cost of EUR 0.4 million. Mediavivere is jointly managed by Mediaset and Endemol Italia. It exclusively develops and produces the national Soap Opera product for the Mediaset Group. It is able to exploit the synergy derived from a detailed knowledge guaranteed by the Mediaset Group and the productive effectiveness of Endemol Italia in content production.
In 2004 the company was commissioned to produce the soap operas Vivere and Centovetrine, also managing the rights distribution across all possible channels.

The library

The Mediaset Group has continued to strengthen its international rights library. The following are some highlights of the numerous agreements reached and projects developed:

- the acquisition, in line with existing multi-year agreements with American majors for: La Mummia-Il ritorno, Ocean's eleven-Fate il vostro gioco, Panic Room, Harry Potter e la Camera dei segreti, Dottor Dolittle 2, Matrix reloaded, I Perfetti Innamorati, A Beautiful Mind, Stuart Little 2, Codice Swordfish, La Tempesta Perfetta, Il Pianeta delle scimmie, A.I.-Intelligenza Artificiale, Come Cani e Gatti;
- the acquisition of the rights for the TV series: The OC, Adventure Inc., Ewerwood, Like Family, Tru Calling, Paso Adelante e Saint Tropez;
- the acquisition for rights for the new episodes of successful TV series such as: Beautiful, Sentieri, Squadra Emergenza, Smallville, Law & Order, Criminal Intent, Siska, 24, Nip'n Tuck, West Wing, Ally Mc Beal;
- the acquisition, for the current TV season, of the films: La leggenda di Al, John & Jack, Il Signore degli Anelli-le Due Torri, The Mothman Prophecies-Voci dall'ombra, Il Principe e il Pirata, Insomnia, High Crimes-Crimini di Stato, Ali, Da Zero a Dieci, as per agreements for films with theatrical releases in 2002 and 2003 with the sister company Medusa Film S.p.A.;
- the production orientation focused on longer series has led to the production of sequels to drama series such as Carabinieri. It has also led to the launch of production of sequels to Distretto di Polizia and Elisa di Rivombrosa, which in their initial series met with wide audience approval, and the launch of a new series called: 48 ore;
- the production of a number of prestigious series, in terms of subject, cast and authors, such as: Karol, the story of a man who became Pope, Don Gnocchi, Giudice Mastrangelo, E poi c'è Filippo, Vite in gioco, Caterina e le sue figlie.

Of particular importance was the production of the sixth series of Vivere and the fourth series of Centovetrine (Italian soap operas each with 230 episodes) and the poduction of the new episodes of the sit-coms Camera Cafè and Love Bugs.

Mediaset library
2004


Cartoons 8.0%
Mini-series 2.9%
Soap Operas and Telenovelas 0.4%
Telefilms 8.8%
Films 49.4%
TV movies 17.7%
Various 12.8% (Music, Documentaries, Variety, Drama, etc.)

Moto GP exclusively on Italia 1: Valentino Rossi

The technology for the production of television programmes (in-house production) is mainly concentrated in the subsidiary **Videotime**, which guarantees the technological maintenance and development of the production infrastructure (studios, post-production and graphics units and mobile studios).
In 2004, a new news production centre was completed in Rome Palatino.
The restructuring of the building and the installation of new equipment have made it possible to transfer the editorial staff, studios, editing and post production units for TG5 and the Rome desks of Tg4 and Studio Aperto all to a single location.
This concludes the reorganisation of Videotime's production process in 4 production centres, divided into 2 geographic areas (**2 centres in Milan and 2 in Rome**) and per product (entertainment and news for each geographic area).
The advent of digital technology has mainly affected the first phases of the television production process: production (in studio) and post production (in editing studios).
In this way, 2004 also saw the digitisation of two studios in the entertainment production centre in Milan and the acquisition of the first 9 **high definition** standard cameras. In the second half of the year work was begun on the creation of a new editing area at the entertainment production centre in Milan (Cologno) where the majority of the centre's editing, post production and graphics facilities will be concentrated.

Signal distribution

Mediaset signal distribution network, wich is owned by the 100% subsidiary Elettronica Industriale, uses **1,700 technology towers** to reach 99% of the popolutaion.
On its site, Elettroncica Industriale is also hosting the broadcasting systems of other important national broadcasters, including RTI (3 analogue and 1 digital networks), Prima TV (Mux D-free) and Europa TV, other local broadcasters and mobile telephone operators. The Mediaset Group's network is an infrastructure that is not only used for the transport of the television programmes broadcast, but also for the transfer of semi-finished signals from any point of the network to the television production centres where the programmes are put together (contribution system).
In May the so-called Gasparri Law (Law N° 112 of 3rd May 2004) was definitively approved which, in addition to reorganising the national broadcasting system, also indicates the steps towards the transition from the experimental phase to the introduction of the digital signal in Italy.
Consequently the subsidiary Elettronica Industriale is preparing to take on the role of **network operator**, earmarking the necessary resources (land, technical facilities and pylons) to guarantee the management and supply of electronic communications networks using **digital terrestrial frequencies**.
In 2004 RTI proceeded with the acquisition of television frequency from local operator with a view, through the digitalisation process being carried out by Elettronica Industriale, to reaching coverage of 65% of the population. At the end of the second half of the year a project was launched to exploit the excess capacity of the broadcasting systems of the RTI multiplex.
At the same time engineering and supply work was carried out to develop the network with a view to extending its coverage.
Elettronica Industriale also completed the digitalisation of the network which guarantees the operation of the Prima TV digital multiplex.
The Master Control Room at Rome Elios was completed and the project to replace one of the digital backbones was continued.
The former will make it possible to manage the signal broadcast network from the macro area centre and all "semi-finished" products from Rome to Milan and vice versa.
The latter will increase the transport capacity for the television signal across the country.


Italians that who receive
Mediaset's analogue channels

99%

RTI operates in multimedia activities through its RTI New Media department which has the task of producing services and contents which can be used on different platforms (pay TV, digital terrestrial, internet, teletext and telecoms). It aims to develop new synergies and to promote content extension initiatives based on a core business that is focused on free-to-air generalist television.

Thematic channels

RTI New Media continued in its activities as a content provider for Sky in the area of thematic channels. It has been managing this activity since 1998, first with Happy Channel, then with Duel TV and MT Channel, and recently with IT! Italia Teen Television. RTI's thematic channels have reinforced their identity building awareness, audience satisfaction and audience share as indicated by the Eurisko Audistar Research.

Internet, teletext and services

Nielsen/Net Ratings figures for Italy estimate an "active population" of more than 17 million users (in December 2003 the figure was just over 13 million). In this context the sites run by RTI New Media (i.e. all of the Mediaset sites) are visited by more than 2.1 milion unique users monthly (1.8 million in 2004). *The most important are:*
Mediaset Ondine, Jumpy, TgCom.
RTI New Media, above all, manages the television-based vortal Mediasetonline (www.mediasetonline.com) which is a reference point for infotainment in the Italian market. From Mediasetonline it is also possible to access the sites of Canale 5, Italia 1 and Retequattro, and the sites of a number of successful programmes.
RTI New Media also pays particularly close attention to entertainment for young people on the web via a dedicated website, Jumpy.
Also in 2004, *TgCom* further consolidated its position among Italian online information sites, immediately after *Repubblica.it* and *Corriere.it* (source *Red Sheriff*). It increased the number of average daily page views, from 700,000 in 2002 to more than 3.5 million during the week in the last quarter of 2004. At the same time, unique users are now more than 1.5 million per month.
The teletext service of the RTI channels, Mediavideo, which was launched in 1997, is a multimedia television information service with 800 pages that are highly innovative in terms of content and graphics and whose strong points are ease-of-use, the differentiation of the proposals by channel, and the up-to-date variety of content.
The service is consulted monthly by around 20 million people.

Since 1st November 2004 RTI's digital terrestrial platform has broadcast Mediavideo Digitale, a service that aims to:maintain variety great of information that characterises the existing analogue service, offer advertisers new space for promotional activities, maintain a loyal group of users, extend the potential audience and make the layout more appealing and easier to use.
It does this whilst optimising the bandwidth available so reducing the time users have to wait to access content (download time is 15 seconds and occupies only 300 kb/s).
It is a single MHP application that includes 5 sections: News, Sport, Stock Markets, Weather, Chat.
The journalistic content of both the analogue and digital versions of Mediavideo is provided by TgCom's editorial staff.

Sale of services

During 2004 the sale of services linked to (mobile and fixed-line) telephones continued. In the mobile sector the aim is to provide innovative content and services in two directions that are synergic with the group's other channels:

- brand extensions, aimed at leveraging brands/formats that are already well established;
- interactivity, *aimed at creating interactive* moments (voting, polling and inboxes, or the idea of SMS during broadcasts) between the users and the most successful television programmes.

During 2004 RTI New Media consolidated its existing services (for example, TgCom's SMS and voting services), produced new Video services directly for mobile phone operators (for example *93° Minuto* for H3G's *3*) and launched the games portal Java in cooperation with NeoNetwork.
In 2004 RTI also continued experimenting with a TV retailing project. Through in MediaShopping logo, viewers of Mediaset's three channels are offered high quality tele sales windows.
The creation of Press TV S.p.A., 50% joint venture between RTI and Arnoldo Mondadori Editore, has made it possible to develop multimedia editorial projects that are closely connected to successful television programmes.
The first project involved the creation of a weekly sports magazine *Controcampo*, that started circulation at the beginning of the 2002-03 football championship.
It is an innovative magazine in terms of concept with editorial, technical, production and distribution characteristics similar to a newspaper and it is published every Monday.
Publication also continued in 2004 of another three periodicals linked to well-known TV programmes:
La macchina del tempo, *Amici di Maria De Filippi* and *Grande Fratello*.


HAPPY CHANNEL


DUEL TV


it!
italia teen
television


MT CHANNEL


MEDIAVIDEO
digitale


TGCOM


MEDIA
SHOPPING

Digital terrestrial

As foreseen by the Gasparri law, Mediaset has begun broadcasting its programmes in a digital format. Digital terrestrial is an innovative signal broadcasting system in a digital format that can be received using a standard aerial (without the need for a dish or other special aerials) thanks to a digital decoder that can be connected to the normal aerial input.
The main advantages of a digital signal over the analogue signal are:

- programmes can be seen with a higher image quality; in particular the visual perception of the digital video signal is improved by the elimination of the typical interferences of analogue broadcasting;
- the quality of the audio/video signal is uniform across the entire reception area;
- digital broadcasts can be seen in different formats (e.g. 4/3 or 16/9) and other languages can be selected for films, which can be heard in the Dolby Digital format;
- digital technology is multichannel, which makes it possible, according to the available bandwidth, to extend the number of available channels. In fact using the digital broadcasting a single frequency can transport a number of programmes compared with the single programme allowed by analogue system;

◦ Interactive programmes can be created and viewers can actively partecipate in the content of the programme or have additional related information.
Through digital terrestrial television the Mediaset Group can innovate the offer of traditional television entertainment as well as providing a range of highly useful services to its viewers. It can also make it possible to exploit "premium" content through an innovate pay-per-view system.
In 2004 RTI and its subsidiaries concentrated their activities on the development and implementation of all the technological infrastructure necessary for the broadcast of the digital signal and the launch of Mediaset Premium.
The approach to digital terrestrial television has been made in four separate phases: the pilot phase "Trial DDTV"; the broadcast phase for "National Digital Terrestrial TV"; the launch of a new channel, Boing, and finally the phase involving the identification, preparation and launch of the Mediaset Premium pay-per-view offer.




MEDIASET
PREMIUM
MEDIASET
PREMIUM

The digital terrestrial team; in the front row Gina Nieri, executive director of Mediaset

Trial DTTV
In 2004 the test project for digital terrestrial television continued in Varese, focusing on both the new interactive applications and digital technologies.
To date a sample group of 1,500 households (about 4,000 individuals) has been formed to monitor viewing behaviour and the use of interactive services in a complex, competitive and complete environment, in order to identify the most appropriate and targeted offer.

National Digital Terrestrial TV
The Mediaset Group has pursued its digital activities in the following ways:
◦ the development of digital networks;
◦ the increase in the digital content offer.
Concerning the development of digital networks, RTI has dedicated concerted efforts to extending the coverage of its digital multiplex, acquiring frequencies and developing the distribution and broadcast technology along with the subsidiary Elettronica Industriale. The coverage of the RTI Multiplex, at the end of 2003, was 51%. By the end of 2004 this was up to 65%. In terms of digital content, RTI consolidated and developed its supply by exploiting the opportunities presented by digital terrestrial TV: hosting third party channels in its multiplex and the enrichment of interactive content in the three analogue channels.
RTI currently carries the following third party channels on its multiplex:
◦ BBC World, the world's leading news channel;
◦ Class News, a business/finance channel;
◦ Coming Soon TV, an film entertainment channel;
◦ 24 Ore TV, a business/finance channel.
RTI has also progressively extended the range of interactive services available, producing around 50 new applications offered through the portals of Canale 5, Italia 1 and Retequattro.

The channel Boing

On 20th November 2004, RTI launched Boing, the first free-to-air channel dedicated to children and conceived specifically for digital terrestrial TV. The channel is the result of a 51% jont venture between RTI and Turner Broadcasting System Europe, a company of the **Time Warner** Group and owner of the rights to some of the world's most popular cartoon characters (Yogi Bear, The Flintstones, Scooby-Doo, etc.).
Aware of the potential impact on the target, RTI and Turner have developed a schedule that is not entirely entertainment, but includes a tool with which parents can exert control so ensuring a balanced use of television. By combining the experience and content library of both Turner and Mediaset, Boing is today offering a generalist schedule of very high quality: from cartoons to films, from TV series to documentaries and edutainment (a new type of programme that combines education and entertainment). Boing is a channel that has been designed for children, where they can learn and be entertained. Boing is a safe environment that has already won the approval of parents.
The channel has access to a vast list of programmes from both the Time Warner library (the world's largest for cartoons, 2,000 characters and 8,500 Warner Bros., MGM, Hanna Barbera series), and the Mediaset one (which, with Italia 1, is Italy's most popolar channel with cartoons and TV series for children), as well as original productions and "ad hoc" acquisitions.


BOING
Tv libera tutti.

everaging the enormous potential of digital errestrial technology, Mediaset Premium ffers viewers the possibility of access to igh quality content, payable on the basis of an unprecedented business model that is et to be used elsewhere in the world.
n fact, by purchasing a pre-paid card with credit (**EUR 18** in the first phase) viewers re free to choose what to watch without he need for a subscription or registration. hey can simply select the event and ontents that they want to see. Inspired y the experience of mobile and fixed-line elecoms operators, Mediaset Premium ombines the pay-per-view formula, already vailable on other digital platforms, with he flexibility and transparency of the pre-paid orm, creating the very first real ay-per-view platform.
uring 2004 Mediaset reached agreements vith **Juventus**, **Milan**, **Inter**, **Roma**, **ampdoria**, **Messina**, **Atalanta** and **ivorno** (to which was added **Siena** in 2005) or the Italian broadcasting, on a pay-per-iew basis, of their home matches via igital terrestrial, cable and ADSL channels. his agreement stands for three years, tarting with the current season (in other vords the 2004-05, 2005-06 and 2006-07 seasons).
Mediaset also acquired a pre-emption right on the possible renewal (from 2007 onward) of the encrypted rights for 6 of the 9 clubs. Consequently the Mediaset premium offer has a central role in the Mediaset Strategy to affirm its position as the national leader in the development of digital terrestrial television. This confirms Mediaset's vocation at a time when the multiplication of digital platforms puts a special emphasis on content, to play a leading role not only as broadcaster but also in the key content areas, like entertainment, news, TV drama and sport.
The Mediaset Premium project has been organised in two phases. The experimental phase began on 10th January 2005 with the sale of the pre-paid cards and the start of broadcasting on **22nd January** (these card due to expire at the end of June 2005). In support of the initiative and with a view to maximising audience satisfaction, a call centre was set up and made operative, 24 hours a day, seven days a week from 27th December 2004.
It provides users and potential customers with all the necessary technical support and information.
The second phase of the project will develop the offer of new content and introduce new pre-paid cards that can be re-charged by customers through different channels, both physical and virtual.
In January 2005 RTI reached an agreement with La 7 Televisioni for the 2004-05, 2005-06 and 2006-07 seasons that extends Mediaset Premium's pay-per-view football offer. Thanks to the acquisition of encrypted paid broadcast rights for digital terrestrial of the highlights, the programme **Diretta Premium** can broadcast images of the Serie A teams linked to La 7 Televisioni (Bologna, Brescia, Cagliari, Chievo, Fiorentina, Lecce, Parma, Palermo and Reggina). In this way Mediaset Premium users can watch, at the end of the first half and at the end of matches, all of the goals of the home matches of 17 Serie A teams.

The Serie A teams for which Mediaset has rights


JUVENTUS
JUVENTUS


ACM
1899
MILAN


INTER
1908
INTER


ROMA


SAMPDORIA


MESSINA


1907
ATALANTA


LIVORNO


A.C.SIENA
SIENA





22nd January 2005, the San Siro Stadium in Milan: the first match broadcast by Mediaset Premium

MEDIASET
PREMIUM



Spain

Mediaset is the major shareholder of Gestevision Telecinco, the Spanish television group that runs one television channel since early 90's. Telecinco has played a determining role in the development of Spanish commercial television, becoming, in 1996, a point of reference in terms of scheduling, innovation and profitability.
In 2004 Telecinco Group achieved outstanding results: consolidated net revenues came to **EUR 793.4 million** (+22.8% compared with 2003). Operating profit (EBIT) amounted to EUR 294.0 million (+72.2%). Operating profitability was 37.1% (26.5% in 2003). Pre tax profit came to EUR 301.9 million (+76.5%).
Net profit for the period was **EUR 215.9 million** (compared with the EUR 122.6 of 2003). Free cash flow, net of dividend payouts, came to EUR 242.2 million, a marked increase on the EUR 138.0 of 2003.

The listing

The company was listed on the Spanish stock exchange on 24th June, following an Initial Public Offering, in which the financial partners Hetha Erste Beteiligungs GmbH (Desdner Bank Group AG) and ICE Finance B.V. placed their stakes, respectively 25% and 10% of the company's share capital. The price per share of the offer was fixed at EUR 10.15, coinciding with the maximum price of the range indicated in the prospectus and corresponding to a market capitalisation of EUR **2,503.4 million**. On the first day of trading, the share price opened at EUR 12.50. The IPO was very successful and there was enormous market interest: before exercising the Greenshoe, the oversubscription was 25 times for the international institutional tranche; 32 times for tranche destined to Spanish investors; 6.81 times for the Spanish retail tranche; 2 times for the tranche dedicated to the employees.
Since the first day of trading, the share has recorded an increase of around 50% (EUR 15,18 on 30th December), corresponding to a market capitalisation of EUR 3,744 million and emerged as one of the most actively traded stocks. At the end of the year Gestevision Telecinco was included in the Ibex 35 index.





The programme "A tu lado" on Telecinco

Advertising

The television advertising market in Spain is Europe's fifth largest. It is second, after Italy, in terms of total TV advertising revenues (according to Infoadex), 43.5% for TV broadcasting. In addition to Telecinco, the main players in Spain are the state-owned Televisione Espanola, which has two channels (TVE1 and TVE2); a private commercial operator, Antena 3, and a federation of local channels (automicas) that combine under the La Forta label.
The digital satellite platform Digitel Plus has 1.7 million subscribers and a market penetration of 11%.
In 2004 television advertising revenues came to EUR 2,651.2 million (+15.3%), outperforming the total advertising market which grew by 10.4%.
The advertising revenues of the Telecinco Group reached record levels: **EUR 778.2 million** (+20.7% on 2003) and a market share of 29.7%, confirming the company's position as leader in the Spanish television advertising market.
The figures for the Spanish advertising market, as reported by Infoadex, show a good overall recovery compared with 2003, when the total market grew by only 3%. Growth was, however, largely due to the performance of television (43.1% of the market, compared with 43.3% in 2003). In the same period print media went from 39.5% to 38.3%.

Broadcasting and content

Telecinco ended 2004 in first place for the whole year with an audience share of 22.1%, establishing itself as Spain's leading commercial broadcaster, an unprecedented result in the 15-year history of Spanish commercial television.
Telecinco is also leader in the commercial target of reference. This consists of individuals in the 13 to 54 age range, belonging to the mid to high socio-economic class and resident in urban areas with more than 10,000 inhabitants. The channel's share in 2004 came to 25.2% (+0.7% on 2003).
The excellent results achieved by Telecinco are due to the channel's scheduling policy. In 2004 the group further developed a tendency to include more in-house produced content in the schedules compared to the proportion given over to the broadcast of film rights and series.
This shift is reflected in the volume of production of the two types of programme that characterise and give profile to the Telecinco offer, i.e. news and information and entertainment.

Spanish advertising market
2004 - Source: Nielsen Media Research - net figures

Media	2004		2003		%Change
	EUR m	%share	EUR m	%share	
Print	2,358.0	38.3%	2,203.1	39.5%	7.0%
Television	2,651.2	43.1%	2,300.3	41.3%	15.3%
Radio	540.2	8.8%	508.2	9.1%	6.3%
Outdoor	442.2	7.2%	422.3	7.6%	4.7%
Cinema	40.7	0.7%	47.6	0.9%	-14.5%
Thematic TV Channels	26.2	0.4%	16.8	0.3%	54.8%
Internet	94.4	1.5%	74.6	1.3%	26.5%
Total market	**6,152.7**	**100.0%**	**5,572.9**	**100.0%**	**10.4%**

Programme breakdown (hours)
2004

Type	2004		2003		Change	
Film	997	11.4%	1,102	12.6%	(105)	-9.5%
TV movies, mini-series, telefilms	611	7.0%	923	10.5%	(312)	-33.8%
Cartoons	380	4.3%	629	7.2%	(249)	-39.6%
Total rights	**1,988**	**22.6%**	**2,654**	**30.3%**	**(666)**	**-25.1%**
Game and quiz shows	567	6.5%	438	5.0%	129	29.5%
Sport	94	1.1%	39	0.4%	55	141.0%
Music & theatre	205	2.3%	181	2.1%	24	13.3%
Documentaries & other	3,708	42.2%	3,259	37.2%	449	13.8%
News	1,910	21.7%	1,957	22.3%	(47)	-2.4%
National drama	312	3.6%	232	2.6%	80	34.5%
In-house production	**6,796**	**77.4%**	**6,106**	**69.7%**	**690**	**11.3%**
Total	**8,784**	**100.0%**	**8,760**	**100.0%**	**24**	**0.3%**


TELECINCO
U.M. 5

Broadcast unit truck

778

Telecinco advertising revenues (EUR m)

International advertising

In the context of an advertising market that is increasingly international and which has been characterised in recent years by concentration, Mediaset Group has created Publieurope International Ltd..
This company was founded in 1996 and as the task of organising an adequate response to cover the European continent, with the aim of generating additional revenues deriving from:

- the development of new business in other countries;
- constant contact with the headquarters of multinational clients.

The beneficiaries of these activities are primarily the group's channels - Canale 5, Italia 1, Retequattro and Telecinco - but also those other channels that have commissioned Publieurope to sell their advertising airtime outside their national borders.
Publieurope has developed over the years an articulated portfolio of media clients. This makes it possible to offer international advertisers, in addition to the group's channels, the German channels **Pro7**, **Sat 1**, **Kable 1**, **N-24** *and* **DSF** (together accounting for around 30% of the German audience) and Britain's **Channel 4**, which gives advertisers access to around 15% of the UK's commercial audience.
The portfolio of products is completed by the magazine titles of Mondadori Pubblicità and by SBS Broadcasting, the Scandinavian group that has majority stakes in 10 commercial networks in 8 countries.
This has also allowed Publieurope to establish contact with various networks aimed at offering advertising products in Belgium, Holland, Sweden, Norway, Denmark, Hungary and Romania.
The sales activities, which are run from offices in **London**, **Munich**, **Paris** *and* **Lausanne** with the active cooperation of Publitalia '80 and Publiespana, has generated very satisfying results that consolidate the trends of recent years.
Of the significant revenues generated by Publieurope - 65% of which are for the group's channels and other media - the advertising sold to international clients is generally invoiced directly by the respective national sales companies.
In particular, in 2004, of an overall volume of business that generated around EUR 130 million (of which 65% was for the group's channels and **14%** for Mondadori), recording an increase of 14% on the previous year, the margin contribution was worth EUR 7.7 million, and pre-tax profit was EUR 3 million.


FOSTER'S
CENTRE POINT
TDK
AUDIO & VIDEO TAPE • FLOPPY

London,
headquarters of Publieurope


LYRIC
APOLLO



10

International television channels represented by Publieurope

Corporate social responsibility

Since 10th September 2002, Mediaset has adopted a Code of Conduct that outlines the company's corporate social responsibility towards its employees and all its other stakeholders.
The Code defines the values recognised, accepted and shared by the group, and to which all operations, conduct and relationships must adhere, within the terms of current legislation, national and international regulations and the principles of freedom, dignity and respect for differences of race, gender, language, personal and social conditions and religious creed. In brief, the Code is a confirmation of the values of responsibility, correctness, legitimacy and confidentiality concerning corporate information; the principles of legality, loyalty and correctness in business relations, in the protection of competition, in relations with suppliers and national, European and international institutions; the centrality of human resources and the protection of health and safety of the same.

Human resources

"The Mediaset Group recognises that its human resources are an element of fundamental importance for its development. The management of human resources is based on respect for the personal and professional characteristics of each individual". (Art. 2 Code of Conduct - Mediaset Group).
This declaration of the "centrality" of human resources, which is consistent with the logic of the company's business, is, in practical terms, realised through management and development and initiatives in support of human resources launched in 2004.
The key points of the policy concerning the professional development of the Group's employees are:
- professional growth within the company
- limited recourse to outside resources and only for critical roles
- internal mobility aimed at valorising individual potential
- the building of staff loyalty
- attention to training

Composition and distribution of personnel in Italy

Mediaset Group's contract staff has grown in Italy since 2003. The number went up from 4,367 (4,275 if we consider only those with long-term full-time contracts) to 4,431 (4,292 full-time permanent staff).
Turnover (which in 2003 was 2.5%) has remained low at 2.2% in 2004.
The distribution of staff across the country is as follows: 69% in the Milan area (Cologno Monzese, MilanoDue and Lissone), 19.5% in Rome and 11.6% in other locations.
The profile of the staff in terms of age and length of service is a demonstration of the care taken to not waste professional skills acquired over time through actions aimed at building staff loyalty.

Staff qualifications and career paths

As well as a high average length of service and low turnover, the attention given to internal staff development can be seen from the progressive movement of staff towards higher levels.
In this sense it is possible for individuals to develop their skills, both specialised and professional, as well as cross-over managerial skills. They see their professional value recognised with new and/or bigger responsibilities, along with the appropriate adjustments in remuneration.

Selection and recruitment

Careful selection processes aim to ensure the recruitment of qualified young people with the right basic skills, natural attitudes and motivation for the company's needs.
Mediaset is certainly a group with big visibility, as can be see from the more than 7,000 applications received in 2004.

Internships

In 2004 the Mediaset Group cooperated with a number of universities and training schools to enable students to gain some work experience in the world of broadcasting and other areas of the group's activities. During 2004, 151 internships were completed (95 in 2003) with an average of 80 days in the company.

Equal opportunities

The Mediaset Group operates a policy of equal opportunity that can be seen from the significant number of women among the total staff (43%) at all levels of responsibility within the company. These numbers have grown over 2004.

Safety at the workplace, prevention and assistance

"In the context of its activities, the Mediaset Group aims to protect and guarantee the health and safety of its stakeholders through the adoption of measures foreseen by relevant legislation". (Art.12 Code of Conduct).

The initiatives realised in 2004 in the area of health and safety were principally:

• a review of the documentation concerning the evaluation of environmental risks and risks of fire

• environmental analysis for the control of the workplace with the monitoring of chemical and biological pollutants, microclimates, electromagnetic fields, radon gas, ionising radiation, noise and illumination, etc

• checks of safety installations at all sites and those of Elettronica Industriale.

Average age and length of service

	Average age		Length of service	
	2004	**2003**	**2004**	**2003**
Executives	47.0	46.0	16.5	15.2
Journalists	43.0	43.0	9.6	9.5
Managers	43.0	43.0	15.0	14.7
Clerical staff	40.0	40.0	13.4	13.2
Total	**42.0**	**41.0**	**13.4**	**13.3**

Staff roles

	2004		2003	
	number	%	number	%
Executives	308	7.0%	312	7.1%
Journalists	335	7.6%	324	7.4%
Managers	679	15.3%	648	14.8%
Clerical staff	3,109	70.2%	3,083	70.6%
Total	**4,431**	**100.0%**	**4,367**	**100.0%**

Staff breakdown by role

	2004			2003		
	male	**female**	**%**	**male**	**female**	**%**
Executives	237	69	21.2%	245	66	20.7%
Journalists	166	129	42.1%	165	120	42.0%
Managers	378	301	43.7%	365	283	42.0%
Clerical staff	1,656	1,356	45.2%	1,661	1,370	45.5%
Total	**2,437**	**1,855**	**43.0%**	**2,436**	**1,839**	**43.0%**

Spain 2004

Personnel

Geographic distribution of employees in Spain	31/12/2004	%
Madrid	1,102	95.3%
Barcelona	23	2.0%
Others centres	31	2.7%
Total	**1,156**	**100.0%**

Average age and length of service

	Average age	Ave. length of service
Executives	42.0	10.3
Journalists	36.0	6.9
Managers	40.0	11.2
Clerical staff	37.0	8.1
Total	**37.8**	**9.8**

Staff breakdown by role

	2004			2003		
	male	**female**	**%**	**male**	**female**	**%**
Executives	56	7	11.6%	61	8	10.0%
Journalists	44	61	50.9%	53	55	55.6%
Managers	60	48	46.2%	63	54	46.7%
Clerical staff	479	401	47.9%	446	410	47.3%
Total	**639**	**517**	**45.8%**	**623**	**527**	**45.7%**

The "Mediacenter" project

In line with the "centrality of the individual", during 2004 the Mediacenter project was launched at the offices in Viale Europa 46 in Cologno Monzese with a range of services. These include a Crèche, which opened on 3rd May 2004, which occupies 320 m^2 (380 m^2 outside) and which already in 2004 welcomed 19 children. There is an extensive area dedicated to time-saving services for the staff including a bank, post office, bookstore, travel agency (for personal travel), a pharmacy, mini-market (selling both specialised foods and basic essentials) and a shopping area (where, depending on a pre-established and rotating lists, different merchants offer their products at special prices).
A special agreement was also reached with the transport authority of the Milan city council for annual season tickets for public transport with reductions of 20%-30%.

Internal communication, which the Mediaset Group aims to continuously develop and improve, has seen the introduction of a number of initiatives.
In addition to the traditional Monday meetings of the sales staff of Publitalia '80, three meetings (general interest, business and organisational) have been introduced for the Group's management.
Moreover, for the second year, a convention was held for all Mediaset Group executives and management at Monte Carlo (29th-30th November 2004). This facilitated discussion and awareness of the company's business, strategies and technological innovation.

Personnel in Spain

The staff involved in Telecinco's television production is concentrated in Madrid.
The staff of Publiespana and the news agency Atlas also operate from Barcelona, Alicante, Seville and Bilbao.
The age and average length of service of the Telecinco Group shows a young and dynamic profile and loyalty to the company is particularly high.
Human resources are one of the critical factors in the success of the Telecinco Group. In this regard, as for 2004, the policies followed were aimed at valorising those who have developed within the company in creative work and in the production of television content. Training plans have been implemented which aim to develop creative and management skills, improving knowledge of information systems, English courses, the use of new technologies, the prevention of risk in the workplace and support for individual initiatives.
The figures show, also for 2004, that the policy of equal opportunities of the Telecinco Group is in line with what has been achieved in Italy by the Mediaset Group. There is a significant presence of women at all levels of responsibility in the company.




DIACEN E

The services centre for employees at Cologno Monzese (MI)

Training initiatives

Staff training

Mediaset has continued to increase its investments in staff training. The figure for the number of training hours during 2004 shows that there was a continuously upward trend in all areas, in particular in management training aimed mainly at recent graduates and middle management.
This interest in training, in addition to daily "on-the-job" training, is especially focused on skills that cut across all of the staff structure and roles that are the basis of an organisational and managerial culture.

YOUNG GRADUATES PROJECT
This initiative, which was launched in 2002, has continued with a second cycle of seminars, which ended in May 2004. They focused on two areas of skills development in relationship management: "Giving, receiving and encouraging feedback"and "Assertiveness and negotiating in inter-functional relations". In January 2004 a training programme was launched for 30 recently recruited young graduates who completed the 1st year cycle in April 2004.

MIDDLE MANAGEMENT TRAINING
Between March and November 2004, following the positive results of a pilot course run in 2003, the first year of "institutional" training for middle management began.
It focused on a range of crossover issues such as "Interpersonal relations and communication", "Problem solving and decision making", "The role of the team leader", "Project management" and "Self leadership".

YOUNG EXECUTIVE TRAINING
Cooperation with ISTUD also continued in 2004 with the participation of recently promoted executives (from the industrial companies) in the general management programme.

EXECUTIVE TRAINING
A pilot executive training project was begun with residential seminars that involved a group of executives from different areas of the company: staff, content, operations and news. Other executive training initiatives were formed to develop specific competences and to reinforce group cohesion.

PARALLEL SCENARIOS
The senior management of Mediaset, RTI, Videotime and Elettronica Industriale were offered the possibility of participating in 4 meetings on issues closely related to the company's business or innovation from which to draw inspiration for their own jobs. The objective was to stimulate curiosity and an openness to parallel worlds with respect to television.

DEVELOPMENT OF PERSONAL COMPETENCES
Through company and inter-company seminars the company has addressed individual and group needs via the development of personal competences such as "Public speaking", "Interpersonal communication", "Team building" and "Stress management".
A second area of training is that of professional training. This aims to develop a broader understanding of individual roles and a more complete professional competence. Among these were the initiatives introduced to meet the needs of specific departments or professional areas, such as:
- The Creative and Image Coordination Department, Channel Promotion and Scenery
- Channel and Marketing Departments
- Artistic Resources Department
- Ad hoc seminars for the advertising sales company to meet specific needs raised by area managers.

In the context of professional training, operational training was also very important. Two very significant operational training initiatives involved the operations/productions areas:

DIGITAL TERRESTRIAL PROJECT
(new technologies, DI broadcast playout system, the new master control room at Cologno Monzese, etc.) conducted with courses designed by professional areas, including classroom, laboratory and hands-on training.

NEWSROOM PROJECT
Created to equip newsrooms with an advanced system for the management of agency news, running order and editing.

SPECIALISED COURSES
For technicians on the systems they use: "audio for digital terrestrial", "stereo recording" for audio technicians and RVM, and computer systems courses.

In 2004 the Mediaset Group was engaged in activities for the development of skills that are professionally related to the world of commercial television, the field in which the Group is leader in Italy. These were as follows:

CAMPUS MULTIMEDIA IN-FORMAZIONE
The Campus Consortium was created by Mediaset Group and Milan's IULM University (Libera Università di Lingue e Comunicazione) with a view to creating an area of excellence for training and research in the area of the digital economy, media and communications, as well as in the different sectors involved in technological innovation.
The two courses that have been set up are:
◦ Master's in Journalism, a two-year course for outstanding graduates from all disciplines, also from specialised courses, with an interest in the media and communications world.
◦ Master's in Multimedia Management which aims to offer, in a single course, detailed and articulated awareness of general management that can be fully integrated with technological, legal and communication competences.

MASTER PUBLITALIA '80
Operating since 1988, and established in the panorama of post-graduate master's courses for young people interested in a career in marketing, communications or sales. Every year the course trains a group of (34 for the XVI edition that ended in 2004) young graduates, with brilliant academic records, an excellent knowledge of English and good managerial potential. The course lasts for 13 months, 10 of which are in the classroom, and focuses on subjects related to business strategy, marketing and related activities, and 3 months of training experience with sponsor companies.
The teaching staff includes both Italian and international university professors and consultants.

COURSE IN ADVANCED DIRECTION
This two-year course is coordinated by the Fondazione Teatro alla Scala along with Mediaset, Rai, the Piccolo Teatro of Milan, the Teatro d'Europa and civic schools of Milan and the Paolo Grassi School of Dramatic Arts. It aims to train 15 students in theatrical, television and musical direction.
The course, which began in December 2002, includes 1,150 hours of theoretical lessons and 650 hours of on-the-job training with one of the promoting bodies.

MASTER'S IN SCHEDULING AND PROGRAMME PRODUCTION
This initiative, which has been put together in cooperation with the sociology and communications department of the Università la Sapienza in Rome, is open to 20 graduates and aims to train experts in television scheduling and programme production. The course aims to produce professional resources able to manage all aspects of the television production process, from creation to planning, production and broadcasting. The course lasts for 12 months and includes 788 hours of classroom teaching which concentrate primarily on television script writing, and 300 hours of on-the-job training.

RTI COMMUNICATION AND NEW CONTENT LABORATORY
This initiative, which is run by Maurizio Costanzo, aims to experiment with new hybrid forms of content and language.
It is divided into the following different and articulated areas:
◦ the Television school which aims to offer training to scriptwriters, directors and the authors of entertainment programmes;
◦ the Television language research laboratory, was created to examine the development and changes in the language of the small screen, with specific reference to new technologies;
◦ the Telecom Italia Digital Communication Laboratory, in cooperation with the Università la Sapienza in Rome and Mediaset, offers to some of the best students from the communication faculty of the Università la Sapienza in Rome the possibility of experimenting with new forms of contamination and cross-over of content and different languages;
◦ the Print Media Laboratory exists to conduct research and experiments in the communicative models and new languages related to print media - newspapers and magazines - aimed specifically at young readers.

Mediaset and minors

Italy
Mediaset's adherence to Television's self-regulatory code for the protection of minors, which was established in November 2002 by the Italian Ministry of Communications, is an established element in a consolidated approach to the importance of the relationship between television and minors, which has been in practice since 1993, when the company implemented its own "Self-regulatory code" and signed up to the "Code of conduct in relations between TV and minors" promoted by the Cabinet Office in 1997, but never passed into law: in conformity with the new document, Mediaset has confirmed its commitment to:
◦ dedicating special attention to the protected time band (16.00-22.30) with programming specifically designed for minors on at least one of the channels and excluding from children's programmes the broadcasting of advertising spots and trailers considered inappropriate;
◦ reinforcing controls on prime time programming through the coordination of schedules in the early evening in order to ensure - on at least one of the three channels - the broadcast of programmes suitable for family viewing;
◦ consolidating training efforts aimed at providing clear information about programmes (e.g. through "labels" at the beginning of programmes or special editions of news bulletins) and to highlight in an immediately clear manner - during transmission - the target audience (with banner headlines after each commercial break).

Spain
Telecinco has adhered to the "Convenio de Segnaletica" introduced by royal decree, which obliges television broadcasters to identify programmes according to suitability for age ranges. A symbol appears at the beginning of every programme and at every commercial break. In particular, programmes aimed at an adult audience are identified by a red visual signal accompanied by an audio signal; programmes that are forbidden for children under 14 have a yellow symbol, while programmes that are suitable for all ages have no symbol.


MEDIAFRIENDS
O N L U S

Mediaset's commitment to culture and society

Italy

The great social commitment demonstrated by Mediaset over more than twenty years was confirmed in 2004, thanks to the activities of Mediafriends ONLUS (a non-profit charitable organisation) which was established in 2003, in cooperation with Mondadori and Medusa.
The association has the task of creating, implementing and promoting events aimed at collecting resources for charity and the financing of targeted projects. On 22nd and 28th September 2004, Canale 5 broadcast two prime time comedy and game shows *La fabbrica del Sorriso*, a project entirely dedicated to the support of under-privileged children. More than EUR 6 million was raised for sick children in hospitals, those with debilitating diseases, for medical treatment in under-developed countries and for research and information of children's diseases.

• The tragedy in South East Asia of December 2004 once again demonstrated the generosity of the viewers of Mediaset's channels. Tg4, in cooperation with Mediafriends and Cesvi, collected more than EUR 3.2 million. Tg5, in cooperation with *Corriere della sera*, EUR 9.5 million. Finally, Mediaset and Rai, through text messages, collected, along with mobile telephone operators, EUR 28 million.

◦ For some time Mediaset has been engaged in cultural promotion, both through the sponsorship of events and bodies and through direct organisation. These include *Aperitivi in Concerto*, *Mostra del Libro antico*, *Festa del Libro*, *Festa del Cinema* and the *Premio Cenacolo*.

◦ For more than twenty years Mediaset has supported the Orchestra Filarmonica della Scala di Milano, through the production of concerts broadcast by the channels.
For a commercial broadcaster like Mediaset, the commitment to support the activities of the orchestra represents an attempt to bring great music to a wider audience.

◦ Since 1995 Mediaset has also been running a film restoration programme entitled *Cinema Forever - Dedicated to Carlo Bernasconi*: its purpose is the recovery and the safeguard of some of the most important films in the history of Italian cinema into the international collective memory which is of unparalleled value. Cinema Forever, as well as returning films to their original condition, aims to organise screenings, in cinemas and on television so bringing the films to the attention of a larger audience. Among the titles so far restored are masterpieces by Federico Fellini such as *La dolce vita* and *8 1/2*, Roberto Rossellini's *Franceso giullare di Dio* and *Deserto Rosso* and *L'avventura* by Michelangelo Antonioni. On 30th March 2004. *Il Vangelo secondo Matteo* by Pier Paolo Pasolini was presented at the Auditorium in Rome.

Spain

Since December 1999, Telecinco has run an original project aimed at building viewers' awareness in 12 areas of social interest.
In its fifth edition in 2004, the initiative, which is known as "12 meses, 12 causas", allows Telecinco to be considered the Spanish broadcaster that pays the highest level of attention to social values, according to the listing compiled by the "Fundacion Empresa y Sociedad" which analyses corporate social responsibility.
In "12 meses, 12 causas", the channel makes available programming and spots on the theme of the month and the offer, during different programmes, of opinions and background. The issues that are highlighted each month are identified on the basis of indications supplied by viewers and NGO professionals.



La Scala, Milan.
A concert by the Filarmonica broadcast by Retequattro

Mediaset SpA
Registered Office
20121 Milano
Via Paleocapa, 3
Tel. +39 02 8541.1
Head Office
20093 Cologno Monzese (Mi)
Viale Europa, 48
Tel. +39 02 2514.1

RTI SpA
20093 Cologno Monzese (Mi)
Viale Europa, 48
Tel. +39 02 2514.1

Publitalia '80
20090 Segrate (Mi)
Palazzo Cellini - Milano 2
Tel. +39 02 2102.1

To communicate with Mediaset

Press and media relations
20093 Cologno Monzese (Mi)
Viale Europa, 48
Tel. +39 02 2514.9156
Fax +39 02 2514.9271
e-mail: ufficiostampa@mediaset.it
www.gruppomediaset.it

Investor relations department
20093 Cologno Monzese (Mi)
Viale Europa, 46
Tel. +39 02 2514.7008
Fax +39 02 2514.8535
e-mail: ir@mediaset.it
www.gruppomediaset.it/investorcenter

Mediaset Group Creative Management

Creative director: Mirko Pajè
Design: Raoul Cilento
Page layout: Pasquale Rizzello
Printing: LEVA Arti Grafiche - june 2005

Photography by:
giokappadue.it (cover / p. 4-29-45)
Luca Cattoretti (p. 7-9-11-22)
Francesco Lo Torto (p. 13)
Vincenzo Di Cillo (p. 25)
Dorna Sports S.L. 2005 (p. 27)
Pigi Cipelli for Sorrisi e Canzoni TV (p. 31)
Studio Fotografico Buzzi (p. 35)
Guillermo Asian (p. 37)
Willy Meneses (p. 39)
Suzanne and Nick Geary (p. 41)
A. Tamoni / Teatro alla Scala (p. 47)

2004

Annual Report

Board of Directors' Report on operations

The consolidated finacial statements have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers


GRUPPO
MEDIASET





Consolidated financial statements as at December 31st, 2004
Board of Directors' Report on Operations

Dear Shareholders,

in the year ended December 31st, 2004, characterised by significant events which affected the media industry both with respect to legislation and competition, the Group heading your company achieved its best performance in terms of economic results and cash flow generation since 1996, the year when it was listed at the stock exchange. Mediaset managed to show marked dynamism both by finding innovative opportunities for industrial development, mainly in the field of terrestrial digital television, and by ensuring a management constantly oriented to efficiency and profitability of its core business in its two reference markets: Italy and Spain.

The main economic and financial results achieved in 2004 by the Mediaset Group can be summarised as follows:

- **consolidated net revenues** amounted to EUR **3,441.6 million**, increasing by 12.1% with respect to EUR 3,070.0 million in 2003;
- **EBIT** amounted to EUR **1,034.2 million**, increasing by 33.0% with respect to EUR 777.6 million in the previous year, net of amortisation, depreciation and write-downs for EUR 940.2 million (EUR 1,011.1 million in 2003). **Operating profitability** increased from 25.3% in 2003 to **30.0%,** the highest achieved by the Group throughout its history and the highest in the television industry in Europe;
- **earnings before tax and minority interest** amounted to EUR **994.8 million** and showed a 47.4% increase with respect to EUR 675.1 million in 2003, benefiting from the marked increase in EBIT and in the improvement in the financial management and from lower charges from equity investments.;
- the **net profit** pertaining to Group operations amounted to EUR **500.2 million,** a sharp rise with respect to EUR 369.7 million of 2003 and represents the best result ever achieved by the Group;
- at December 31st, 2004 there were **5,638 employees** in the companies belonging to the Mediaset Group included in the consolidation area (5,587 at December 31st, 2003);
- **consolidated net financial position** went from EUR –199.3 million at December 31st, 2003 to EUR **+62.0 million** at December 31st, 2004. In 2004 **cash flow generation** from Group's operations, net of equity investments and expenditures connected to the payment of dividends, amounted to EUR **710.5 million**, clearly growing with respect to that recorded in the previous year, equal to EUR 420.9 million.
- The parent company, **Mediaset S.p.A.** ended the year with a net profit of EUR 401.9 million with respect to EUR 175.1 million recorded in 2003, after amortisation, depreciation and write-downs amounting to EUR 64.7 million (EUR 101.1 million in 2003).

In Italy, various events characterised the relevant competitive scenario in 2004.

On May 3rd, the *Act on the reorganisation of the radio and television industry (new Decree Law Gasparri)* was finally passed, while on May 27th, the Authority for Communication Industry ascertained the actual development of terrestrial digital television and therefore the existence of the assumptions envisaged by the Law, which allow Retequattro to continue broadcasting with analogue techniques.

These decisions, which ensure the continuity of the existing situation, at the same time create new opportunities for development and diversification of old and new businesses, both directly in the television industry, by means of the multiplication of channels made possible by terrestrial digital techniques, and by recognising, in line with the main European countries, the possibility to own different businesses in the various field of the communication industry. This latter opportunity was readily taken for example by the L'Espresso Publishing Group which at the end of the year purchased nationwide television Rete A which owns the *All Music* channel.

In this situation Mediaset continued its strategy already outlined in 2003, especially with a view to be best prepared for the new sector of digital terrestrial television, a market where the main domestic players (RAI; Telecom/La 7) are already active, where international broadcasters are entering (*D-Free*) and where at the end of the first year of sales, there are already more than one million decoders in Italian households.

At the end of 2004, the new Mediaset terrestrial digital multiplex had a penetration of 65% of the population, and this coverage will be extended to 75% already in the first quarter of 2005, thus guaranteeing wide broadcasting capacity to Mediaset.

In 2004, Mediaset also made significant investments and stipulated significant agreements with respect to contents, with the objective to strengthen its free-of-charge offer through both the launch of its digital bouquet of Boing, the new children's channel held in partnership with the *Turner* Group, and the start of the first interactive services that can be used on its general channels. Mediaset also started the experimentation of an innovative model of *Pay Per View* offer, based on a prepaid card, which supplements the free-of-charge offer and is destined to generate new revenues which are an addition to typical revenues from advertising sales.

In a situation of strong drive towards innovation, 2004 once again confirmed the central position of general television in the landscape of domestic television consumption, in spite of the establishment on the market of various businesses able to offer alternative models of television consumption. SKY, the only broadcaster in satellite pay television, now reaches around 3.1 million subscribers, *Fastweb*, is establishing itself as a broadcaster specialised in cable offer, while Telecom Italia, through its offer made by means of *Adsl* technology by the portal Alice and telephone companies, through the launch of their first UMTS applications, implement forms of convergence among the three most popular distribution platforms, television, computers and telephones.

Mediaset achieved also in 2004 excellent results both in terms of advertising sales and with respect to publishing.

Advertising sales on Mediaset networks in 2004 reached EUR 2,869.1 million with a 9.1% increase over 2003, after the stagnation of the 2001-2002 two-year period, this result reflects for the second consecutive year a new dynamism of advertising investments overall (+7.3% with respect to 2003) and in the television industry specifically (+10.3%). This result rewards the excellent performance of the advertising concessionary and the audience results of Mediaset general television networks.

In 2004, Mediaset networks obtained an average full day share of 43.0 %, which is again in line with our historic levels after the extraordinary exploits of 2003; Prime Time's result of 42.3%, though slightly decreasing over the previous year, mainly because of the Football European Championships and the Olympics broadcast exclusively by the RAI networks in summer, continues to represent a result that has no comparison with any other alternative platform.

Breaking down audience shares by single network, Canale 5 confirmed to be the first national network in 2004, with an average share in the Day Time of 22.5%, while Italia 1 confirmed for the third consecutive year to be the third Italian network in prime time with 11.2% and Retequattro, with its 8.9% prime time share, achieved its best result since 1995.

With respect to these audience shares, the overall level of **television costs,** including personnel expenses, amortisation, depreciation and write-downs, showed in 2004 extremely limited growth of just 1.2%, by far below inflation. Actual television costs did not increase, an extremely significant result obtained in a year when Mediaset increased its production commitment especially in the field of entertainment and information, launching more than 25 new productions. Simultaneously in 2004, for the first time a reduction in general amortisation from the library of television rights was recorded, a result which shows a reversal in the structural trend of growth of investments, as well as their different composition in terms of quality, now more oriented to domestic dramas.

The situation of overall television costs in 2004 confirms a trend that has structurally emerged in recent years. From 2001 to date, the level of television costs showed a limited increase of just 3% with respect to a 16% increase in advertising revenues, which determined the strong growth of the profitability of the Group's core business.

Cost control and the growth of overall revenues connected with the reselling of multiplatform services and contents, allowed the company also in 2004 to best use as an operating leverage the significant increase in advertising sales and to retain high profitability in spite of the necessary investments for the start-up of terrestrial digital television operations.

Operating results of **Italian operations** amounted to EUR **788.0 million**, growing 21.2% with respect to 2003, while operating profitability went from 26.8% in 2003 to 29.7% in 2004. **Cash flow generation** from operations totalled EUR **468.3** million compared to EUR 282.9 million in 2003.

2004 was an exceptionally significant year also for **Telecinco**, which was listed on Spanish regulated markets starting from June 24th, following the conclusion of the Initial Public Offering, where financial shareholders Hetha Erste Beteiligungs GmbH (Dresdner Bank AG Group) and ICE Finance B.V. sold their stakes, equal to 25% and 10% of share capital respectively.

The operation was enormously successful on the market; from the first day of listing, the stock, sold at a unit price of EUR 10.15, increased by around 50% to reach EUR 15.18 at the end of December. This price corresponds to a Stock Exchange capitalisation of EUR 3,744 million. At the end of 2004, Telecinco was included in selective index Ibex 30.

In the year when it was listed at the Stock Exchange, **Telecinco** also confirmed its position of leading broadcaster in commercial television in Spain, achieving excellent audience results, a marked increase in advertising revenues and effectively keeping operating costs under control, a performance which has taken the company at levels of excellence in Europe.

Telecinco's **operating profit** amounted to EUR **294.0 million**, markedly growing with respect to EUR 170.7 million in 2003, accompanied by a substantial increase in **operating profitability**, which reached 37.1% with respect to 26.5% in 2003. **Cash flow generation** from company

operations, before the distribution of dividends, amounted to EUR 242.2 million, a sharp rise compared to EUR 138.0 million in 2003.

In particular, advertising concessionary Publiespana obtained unprecedented results in 2004, with gross sales at EUR 765.6 million, increasing by 20.8% over 2003. This result is clearly higher than the overall market increase (+10.4%) and the television market increase (+15.3%), which confirms the leading position of the concessionary in the Spanish television advertising market.

Also in Spain, like in Italy, the high trend of growth of advertising revenues should be attributed to excellent audience shares. In 2004, Telecinco reached an average full day share of 22.1%, affirming itself as the leading privately-owned television network, an unprecedented result in 15 years of history of Spanish private networks. Telecinco also had a leading position in the prime time with 23.1%, its best result since 1993, 1.7 points above TVE (21.4%) and 1.9 points ahead of Antena 3 (21.2%). For the sixth consecutive year Telecinco confirmed its primacy on the commercial target in the full day with a 25.2% share, its highest ever.

THE GENERAL ECONOMIC SITUATION

2004 was a significant year for the recovery of world economic growth, marked by a clear expansion of international trade, mainly supported by the US and Asian economies and by the comeback of Latin America and other emerging countries to higher growth rates.

In the second part of the year, however, a few elements of imbalance accentuated, first and foremost the United States trade deficit, caused by excessive domestic demand, which triggered tensions in the financial and currency markets, which may lead in 2005 to new increases of interest rates by the FED and a further drive towards inflation.

The European economy was instead uncertain also in 2004; after a first part of the year better than initial expectations, in the second half of 2004 domestic demand slowed down and was not able to offset the reduced drive of exports caused by the strong appreciation of the Euro. GDP growth remained at +2.0%, versus 4.4% in the U.S...

The main countries in the Euro area showed different growth rates: in France (+2.5%) and Spain (+2.7%) growth was sustained by domestic demand, while in Germany (+1.6%) and Italy (+1.2%) the traditionally stronger dependency on the contribution of exports, inevitably caused a yearly result below expectations.

In Italy, in particular, consumption clearly slowed down especially during the last quarter of the year; the annual real growth of domestic private consumptions amounted to 1.2%. This weak domestic demand, together with the appreciation of the Euro, favoured, in spite of price increases in oil products, a decrease in inflation down to an annual average rate of 2.2%, a half point less than 2003 and the best result since 1999, thus offsetting the difference that separated Italy from other Euro-area countries.

Drafting Criteria

The analysis of the income statement and of the consolidated balance sheet and financial situation is carried out, as usual, under that envisaged by CONSOB Communication no. 98084143 dated October 27th, 1998 about the information by sectors of operation, by separately highlighting in terms of operating management the economic contribution generated by television operations in the two different geographical areas, Italy and Spain.

Economic results

A reclassified summary of the Mediaset Group income statement is set out below.

(amounts in EUR millions)

Mediaset Group: Reclassified income statement summary

	2004	2003
Sales of goods and services	3,389.5	3,029.3
Other revenues and income	52.1	40.7
Total consolidated net revenues	**3,441.6**	**3,070.0**
Personnel expenses	402.4	379.5
Purchases, services, other costs	1,064.8	901.8
Operating costs	**1,467.2**	**1,281.3**
EBITDA	**1,974.4**	**1,788.7**
Amortisation, depreciation and write-downs	892.4	967.9
EBIT before Telecinco goodwill amortisation	**1,082.0**	**820.8**
Telecinco goodwill amortisation	47.8	43.2
EBIT	**1,034.2**	**777.6**
Financial income/(charges)	27.2	(6.2)
Income/(charges) from equity investments	(67.2)	(84.3)
Profit (loss) before extraordinary items	**994.2**	**687.1**
Sundry and extraordinary income/(charges)	0.6	(12.0)
PBT and minority interests	**994.8**	**675.1**
Taxation	(390.8)	(246.5)
Net profit (loss) before minority interests	**604.0**	**428.6**
Minority Interests	(103.8)	(58.9)
Net profit (loss)	**500.2**	**369.7**

The percentage impact on net consolidated revenues of some of the significant elements of the Group income statement is shown in the table below.

	2004	2003
Net consolidated revenues	**100.0%**	**100.0%**
Operating costs	42.6%	41.7%
EBITDA	57.4%	58.3%
Amortisation, depreciation and write-downs	25.9%	31.5%
EBIT before Telecinco goodwill amortisation	31.4%	26.7%
EBIT	**30.0%**	**25.3%**
Profit (loss) before extraordinary items	28.9%	22.4%
EBT and minority interests	**28.9%**	**22.0%**
Net profit	**14.5%**	**12.0%**
Tax rate (% of profit before taxes and minority interests)	39.3%	36.5%

Here follows an analysis of the single Mediaset Group income statement elements, by separately highlighting in terms of operating management the economic contribution generated by television operations in the two different geographical areas, Italy and Spain.

Analysis of results by geographical areas: Italy

The reclassified income statement summary of the Mediaset Group regarding operations in Italy is shown below:

(amounts in EUR millions)

Italy: Reclassified income statement summary

	2004	2003
Sales of goods and services	2,601.7	2,389.1
Other revenues and income	47.7	35.8
Total consolidated net revenues	**2,649.4**	**2,424.9**
Personnel expenses	331.9	314.6
Purchases, services, other costs	804.6	686.7
Operating costs	**1,136.5**	**1,001.3**
EBITDA	**1,512.9**	**1,423.6**
Amortisation, depreciation and write-downs	724.9	773.5
EBIT	**788.0**	**650.1**
Financial income/(charges)	21.9	(11.0)
Income/(charges) from equity investments	(67.7)	(82.0)
Profit (loss) before extraordinary items	**742.2**	**557.1**
Sundry and extraordinary income/(charges)	(1.4)	(9.8)
PBT and minority interests	**740.8**	**547.3**
Taxation	(304.8)	(198.1)
Net profit (loss) before minority interests	**436.0**	**349.2**
Minority Interests	(0.1)	-
Net profit (loss)	**435.9**	**349.2**

The percentage impact on net consolidated revenues of some of the significant elements of the Group income statement regarding this area is shown in the table below:

	2004	2003
Net consolidated revenues	**100.0%**	**100.0%**
Operating costs	42.9%	41.3%
EBITDA	57.1%	58.7%
Amortisation, depreciation and write-downs	27.4%	31.9%
EBIT	**29.7%**	**26.8%**
Profit (loss) before extraordinary items	28.0%	23.0%
EBT and minority interests	**28.0%**	**22.6%**
Net profit	**16.5%**	**14.4%**
Tax rate (% of profit before taxes and minority interests)	41.1%	36.2%

Net Revenues

2004	2,649.4
2003	2,424.9
% Growth	9.3%

Consolidated net revenues from domestic operations increased in 2004 by EUR 224.5 million over the previous year.

This change is mainly attributable to the increase in ***television revenues*** (EUR 206.3 million) as the following table shows:

(amounts in EUR millions)

	2004	2003
Revenues from the sale of commercials	2,489.4	2,264.4
Revenues from television sales, promotions and sponsorships	379.7	366.0
Gross advertising revenues Mediaset networks	**2,869.1**	**2,630.4**
Other revenues from television operations	99.1	94.7
Agency discounts	(426.4)	(389.6)
Total net revenues from television operations	**2,541.8**	**2,335.5**
Total net revenues from non-television operations	**107.6**	**89.4**
Total consolidated net revenues	**2,649.4**	**2,424.9**

In particular, with respect to revenues generated from *television operations*:

- gross ***advertising revenues*** relating to sales on ***Mediaset networks*** increased by EUR 238.7 million (equal to +9.1%) compared to those in the previous year. Specifically, *revenues from the sale of commercials* recorded a percentage increase of 9.9%, while *revenues from television sales, promotions and sponsorships* rose by 3.7%;
- ***other revenues from television operations*** recorded a slight increase (of EUR 4.4 million). This change is mainly attributable to higher income from telephone traffic linked to the main network productions, from the activity as *content provider* for general programme schedules for other distribution platforms, from higher revenues for the reselling of rights and productions which more than offset the lack of income from the reselling to pay platform satellite of *Champions League* matches. As of the 2003/2004 league, Mediaset holds these rights only for free to air use.

Overall ***net revenues*** generated from ***non-television operations*** increased by EUR 18.2 million, which can be mainly attributed to the distribution on the pay satellite platform of Sky of the four theme channels made by the Group, from *content-providing* and *packaging* activities for

multimedia publishing contents towards mobile telephone companies, from teleshopping operations and from network operator activities.

Operating costs

2004	1,136.5
2003	1,001.3
% Growth	13.5%

Operating costs from domestic operations grew by EUR 135.2 million compared to 2003. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

2004	331.9
2003	314.6
% Growth	5.5%

Changes in personnel expenses, equal to EUR 17.3 million, are mainly attributable to increases connected to contract renewals and staff increases (+64 people at year end, +19 average number of people) mainly connected to production needs (Entertainment and Information area) and to the start of new digital operations, as can be seen in the following tables.

Number of employees (including temporary staff)	**31/12/2004**	**31/12/2003**
Managers	313	318
Journalists	335	324
Middle managers	682	651
Office workers	3,129	3,102
Total	**4,459**	**4,395**

Average workforce (including temporary staff)	**2004**	**2003**
Managers	313	309
Journalists	331	310
Middle managers	666	656
Office workers	3,105	3,121
Total	**4,415**	**4,396**

Purchases, services and other costs

2004	804.6
2003	686.7
% Growth	17.2%

Purchases, services and other costs showed in 2003 an increase of EUR 117.9 million over 2003.
Specifically, as is shown by the following data, this change is mainly caused by the increase in *television operating costs*. However, a comparison with the previous year is not on a like-for-like basis since, as has already been pointed out, operating costs include costs regarding the new (2003/2004) *Uefa Champions*

League. It is worth pointing out that the overall value of the four-year agreement regarding previous years (1999-2003) had been capitalised and amortised over the whole period of availability since, under the contract, the Mediaset Group held the availability on several years.

(amounts in EUR millions)

	2004	2003
Commercial costs	99.2	90.9
Schedules operating costs	519.6	436.6
Broadcasting costs	27.1	35.8
Other costs	74.7	67.6
Total television costs	**720.6**	**630.9**
Other non-television costs	84.0	55.8
Purchases, services and other costs	***804.6***	***686.7***

The increase in *television operating costs* with respect to those of the same period in the previous year can be attributed mainly to the trend of *schedules operating costs*. This increase was affected, besides the already mentioned costs regarding the new 2003/2004 *Champions League*, by higher direct costs caused by different programme schedule with respect to 2003 which implied a greater production volume, especially with reference to *Entertainment*, (it is worth remembering, in particular, the two series of *Grande fratello – Big Brother*) and some cost items connected to the trend of advertising sales.

In order to better appreciate the dynamics of television costs, it should be noted that *overall television costs*, including the elements connected to personnel expenses and the amortisation of television rights and other fixed assets showed an increase limited to 1.2% over the previous year.

The increase in *operating costs* regarding *non television operations* (+EUR 28.2 million with respect to 2003) can be mainly attributed to operations connected with terrestrial digital television.

EBITDA

2004	1,512.9
2003	1,423.6
% Growth	6.3%

EBITDA showed an EUR 89.3 million increase. Its percentage rate on consolidated net revenues subsequently went from 58.7% in 2003 to 57.1% in 2004.

EBIT

2004	788.0
2003	650.1
Growth %	21.2%

EBIT regarding domestic operations showed in 2004 an increase of EUR 137.9 million with respect to 2003 which is mainly attributable, besides the previously mentioned developments, to the reduction in overall amortisation, depreciation and write-downs equal to EUR 48.6 million. This change, as already mentioned, is mainly attributable to a different way of accounting for the rights regarding the new *Champions League*. Net of this element, a reduction in amortisation regarding the library of television rights should be highlighted, as well as higher

amortisation or frequencies and depreciation of systems regarding the digital multiplex and premium contents for the *pay per view* offer in terrestrial digital television. **The percentage rate of EBIT** on consolidated net revenues grew notably in 2004 from 26.8% in 2003 to 29.7%.

Analysis of results by geographical areas: Spain

The income statement of Spanish operations, in line with consolidated data of the Telecinco Group, is set out below. The data have been appropriately reclassified in order to make accounting forms envisaged by Spanish civil law homogeneous with those envisaged by Italian regulations.

(amounts in EUR millions)

Spain: Reclassified income statement summary

	2004	2003
Sales of goods and services	787.8	640.2
Other revenues and income	5.6	5.8
Total consolidated net revenues	**793.4**	**646.0**
Personnel expenses	70.6	64.9
Purchases, services, other costs	261.2	216.0
Operating costs	**331.8**	**280.9**
EBITDA	**461.6**	**365.1**
Amortisation, depreciation and write-downs	167.6	194.4
EBIT	**294.0**	**170.7**
Financial income/(charges)	5.4	4.8
Income/(charges) from equity investments	0.5	(2.3)
Profit (loss) before extraordinary items	**299.9**	**173.2**
Sundry and extraordinary income/(charges)	2.0	(2.2)
PBT and minority interests	**301.9**	**171.0**
Taxation	(86.0)	(48.4)
Net profit (loss) before minority interests	**215.9**	**122.6**
Minority Interests	-	-
Net profit (loss)	**215.9**	**122.6**

The percentage impact on net consolidated revenues of some of the significant elements of the income statement of Spanish operations is shown in the table below.

	2004	2003
Net consolidated revenues	**100.0%**	**100.0%**
Operating costs	41.8%	43.5%
EBITDA	58.2%	56.5%
Amortisation, depreciation and write-downs	21.1%	30.1%
EBIT	**37.1%**	**26.5%**
Profit (loss) before extraordinary items	37.8%	26.8%
EBT and minority interests	**38.1%**	**26.5%**
Net profit	**27.2%**	**19.0%**
Tax rate (% of profit before taxes and minority interests)	28.5%	28.3%

Net revenues

2004	793.4
2003	646.0
% Growth	22.8%

In 2004, consolidated net revenues generated by the Telecinco Group increased by EUR 147.4 million over the previous year.

The following table contains details of Telecinco Group revenues and shows its most significant elements:

(amounts in EUR millions)

	2004	2003
Revenues from the sale of commercials	672.5	563.6
Revenues from television sales, promotions, sponsorships	93.1	70.1
Gross advertising television revenues	**765.6**	**633.7**
Other revenues	76.1	65.1
Agency discounts	(48.3)	(52.8)
Total consolidated net revenues	**793.4**	**646.0**

Gross advertising sales of Publiespana showed an extremely positive trend in 2004, reaching EUR 765.6 million, with a percentage growth of 20.8% over 2003, showing a sharply better result than the 15.3% increase of the Spanish television advertising market, as recorded by Infoadex data.

This result was attained thanks to the combination of the main leverages, from space optimisation to a greater number of contracts, the recovery of prices supported by strong market dynamism, the launch of new products, and the further significant increase of sales in the *Special Events* area. In particular, in 2004 *revenues from the sale of commercials* increased by 19.3% over the previous year, while sales of the *Special Events* area (*television sales, telepromotions and sponsorships)* grew by 32.8% over 2003.

Other revenues from television operations mainly include the revenues of *Publimedia Gestion*, a subsidiary company of Publiespana which manages advertising sales on *new media* which in 2004 achieved a 30.4% increase with respect to the previous year, reaching EUR 21.4 million. Overall, **gross advertising revenues** of the Telecinco Group reached EUR 787.0 million in 2004, growing 21.1% with respect to 2003.

Besides this element, other revenues include other income, which is by its nature complementary and ancillary to characteristic television activity and results from the marketing of television contents and *content extension* operations, which include merchandising operations, telephone traffic generated by the SMS interaction with some television productions. In 2004, these revenues totalled EUR 54.7 million, with a EUR 5.9 million increase with respect to 2003, generated by merchandising operations and *news* services operations provided by subsidiary company Atlas.

Operating costs

2004	331.8
2003	280.9
% Growth	18.1%

The operating costs of the Telecinco Group increased by EUR 50.9 million with respect to 2003. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below. To better appreciate the economic developments for the year, it is worth highlighting that overall costs of the Telecinco Group, also including personnel expenses, amortisation, depreciation and write-downs, increased by 5.1% in 2004.

Net of variable costs to the situation of advertising sales and non-recurrent costs mainly incurred in the first half of 2004 for the process of listing at the stock exchange, overall costs are mainly in line with 2004 Spanish inflation.

Personnel expenses

2004	70.6
2003	64.9
% Growth	8.8%

Personnel expenses of the companies belonging to the Telecinco Group, showed a EUR 5.7 million increase over the previous year. This change is attributable to both the economic effects of contract renewals stipulated in the year and the average staff increase for the completion of the company structure which became necessary following the listing at the Stock Exchange and the hiring of personnel in the television production area which was partly outsourced in the past.

Number of employees (including temporary staff)	**31/12/2004**	**31/12/2003**
Managers	64	69
Journalists	105	105
Middle managers	118	120
Office workers	875	889
Industry workers	41	22
Total	**1,203**	**1,205**

Average workforce (including temporary staff)	**2004**	**2003**
Managers	66	68
Journalists	104	106
Middle managers	120	114
Office workers	890	886
Industry workers	43	17
Total	**1,223**	**1,191**

Purchases, services and other costs

2004	261.2
2003	216.0
% Growth	20.9%

Overall purchases, services and other costs showed in 2004 an increase of EUR 45.2 million with respect to 2003.

(amounts in EUR millions)

	2004	2003
Commercial costs	8.3	8.4
Schedules operating costs	173.8	149.2
Broadcasting costs	18.1	17.7
Other costs	61.0	40.7
Purchases, services and other costs	**261.2**	**216.0**

Commercial costs in line in the two years, include the costs of *Publimedia Gestion* and *Publiespana* concessionary companies.

Schedules operating costs amounted to EUR 173.8 million (EUR 149.2 million in 2003) with an increase of 16.5% attributable to a higher use of entertainment in-house produced contents compared to the broadcasting of television rights, international and domestic series. The increase in production costs is substantially offset by the reduction in the cost element represented by the amortisation of television rights. The change is also affected by other cost items, mainly variable with respect to advertising sales, regarding amounts due to category associations for the use of publishing and music rights.

Broadcasting costs regard costs incurred for the lease of network and television signal broadcasting services from the state-owned company *Retevision*. These amounted to EUR 18.1 million, and remained substantially unchanged with respect to 2003 (equal to EUR 17.7 million).

Other costs include overheads of the main staff structures, allocations and costs which are directly connected to other television operations, the latter mainly regarding content extension projects. In 2004, overall these costs increased by EUR 20.3 million, because of costs incurred for the listing at the Stock Exchange and provisions for litigations and possible penalties for claims submitted during the year to Telecinco by the relevant Ministry.

EBITDA

2004	461.6
2003	365.1
% Growth	26.4%

Thanks to a sharp increase in net revenues and a lower growth in costs, EBIDTA showed in 2004 an increase of EUR 96.5 million over 2003. Its percentage rate on consolidated net revenues went from 56.5% in 2003 to 58.2% in 2004.

EBIT

2004	294.0
2003	170.7
% Growth	72.2%

In 2004 EBIT of television operations in Spain amounted to EUR 294.0 million, with a percentage rate on net revenues of 37.1% (26.5% in 2003).

****

The other income statement items are analysed below with reference to the whole Mediaset Group.

EBIT (after Telecinco goodwill amortisation)

2004	1,034.2
2003	777.6
% Growth	33.0%

The Group EBIT includes the amortisation quota of consolidation difference generated following the acquisition of shareholdings in Gestevision Telecinco, which amounted to EUR 47.8 million in 2004.

The better 2004 EBIT compared to that of 2003 can be attributed for EUR 138.2 million to domestic operations and for EUR 123.3 to the Telecinco Group.

Financial income/(charges)

2004	27.2
2003	(6.2)
Growth in € ml	33.4

The change of the balance of this item can be attributed to:

- EUR 35 million net income received in 2004 for the right of economic use and the *total return swap* contract stipulated at the end of 2003 with ICE Finance and a major international bank, respectively. Thanks to these instruments, Mediaset received its share of ordinary and extraordinary dividends deliberated by Telecinco for the 10% stake held by ICE Finance, as well as the share of capital gain received by ICE Finance during Telecinco's IPO for the amount beyond the established value of EUR 222.5 million;
- higher charges, mainly for valuations, regarding exchange rate differences for EUR 3.9 million;
- higher other net financial income for EUR 2.3 million.

Income/(charges) from investments

2004	(67.2)
2003	(84.3)
Growth in € ml	17.1

Net charges generated in the two years mainly refer to the 19.5 % stake held in Albacom which was sold to British Telecom in early 2005, executing the agreement stipulated among Albacom shareholders in the last quarter of the year, an operation described in the section below about relevant company operations in the year.

At December 31st, 2004, overall charges connected to this stake amounted to EUR 66.2 million. These charges include the economic effects that can be calculated based on the terms agreed upon between the shareholders for the sale, taking as the amount British Telecom shall pay in 2009 for the sale of the stake and the medium-term financial credit granted by BNL to Albacom, already guaranteed in line with its stake for EUR 34.6 million by Mediaset, a minimum amount guaranteed in the contract, equal to EUR 14.7 million, an amount which can be increased based on Albacom's final results for the year 2009.

EBT and minority interests

2004	994.8
2003	675.1
% Growth	47.4%

The increase in this item can be attributed for EUR 193.6 million to Italian operations and for EUR 130.9 million to the Telecinco Group.

Mediaset Group Net profit

2004	500.2
2003	369.7
% Growth	35.3%

The increase of Mediaset Group net profit amounted to EUR 130.5 million over that of 2003. The tax rate was equal to 39.3%, growing from 36.5% in 2003, mainly due to non deductible charges on subsidiary companies following the coming into effect in Italy of new tax provisions on this matter in 2004.

Balance sheet and financial position

Here follows the balance sheet and cash flow summary of the Mediaset Group regarding the two years examined.

(amounts in EUR millions)

Mediaset Group: Balance sheet summary	**31/12/2004**	**31/12/2003**
Television rights	1,985.6	1,923.6
Other intangible/tangible fixed assets	654.8	563.1
Adjustment from Telecinco net consolidation	330.5	300.3
Equity investments and financial fixed assets	140.8	136.0
Net working capital and other assets/liabilities	(14.3)	215.7
Allocation for severance indemnities	(113.9)	(106.9)
Net invested capital	**2,983.2**	**3,031.8**
Net financial position	**62.0**	**(199.3)**
Group Shareholders' Equity	2,820.7	2,591.6
Minority Shareholders' Equity	224.5	240.9
Total Shareholders' Equity	**3,045.2**	**2,832.5**

Below are separate balance sheet results for the two geographical areas, Italy and Spain.

(amounts in EUR millions)

Balance Sheet summary (geographical detail)	**Italy**		**Spain**	
	31/12/2004	**31/12/2003**	**31/12/2004**	**31/12/2003**
Television rights	1,815.4	1,740.3	170.2	183.3
Other intanghible/tangible fixed assets	535.4	433.5	119.4	129.6
Equity investments and other financial fixed assets	746.9	663.0	6.8	7.9
Net working capital and other assets/liabilities	62.0	290.1	(76.3)	(74.4)
Allocation for severance indemnities	(113.9)	(106.9)	-	-
Net invested capital	**3,045.8**	**3,020.0**	**220.1**	**246.4**
Net financial position	**(182.3)**	**(451.4)**	**244.3**	**252.1**
Group Shareholders' Equity	2,862.1	2,567.2	464.0	498.2
Minority Shareholders' Equity	1.4	1.4	0.4	0.3
Total Shareholders' Equity	**2,863.5**	**2,568.6**	**464.4**	**498.5**

It should be noted that the *balance sheet situation* regarding *Italian operations* includes the book value of investment quotas and the dividends received from Spanish companies, cancelled in the Group's results.

The balance sheet situation of Spain is in line with the balance sheet situation of the Telecinco Group.

In the following table, the Group balance sheet at December 31st, 2004 is broken down in order to highlight the effects above arising from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet summary - 31/12/2005	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	1,815.4	170.2	-	1,985.6
Other intanghible/tangible fixed assets	535.4	119.4	330.5	985.3
Equity investments and other financial fixed assets	746.9	6.8	(612.9)	140.8
Net working capital and other assets/liabilities	62.0	(76.3)	-	(14.3)
Allocation for severance indemnities	(113.9)	-	-	(113.9)
Net invested capital	**3,045.8**	**220.1**	**(282.7)**	**2,983.2**
Net financial position	**(182.3)**	**244.3**	**-**	**62.0**
Group Shareholders' Equity	2,862.1	464.0	(505.4)	2,820.7
Minority Shareholders' Equity	1.4	0.4	222.7	224.5
Total Shareholders' Equity	**2,863.5**	**464.4**	**(282.7)**	**3,045.2**

Below are the comments to the main items in the consolidated balance sheet at December 31st, 2004 and the variations to December 31st, 2003.

Net invested capital

31/12/2004	2,983.2
31/12/2003	3,031.8
Growth in € ml	(48.6)

Changes in the **invested capital** of the Mediaset Group are analysed below, with reference to the most significant elements:

- ***television rights*** showed an increase of EUR 62.0 million with respect to December 31st, 2003, EUR +75.1 million of which regarding rights held in Italy; this increase is mainly attributable to the EUR 49.5 million capitalisation of rights for the *Pay Per View* use of 8 main Premiership clubs acquired until the 2006/2007 league and rights of MotoGP World Championship regarding the 2007-2011 five-year period;
- ***other tangible and intangible fixed assets*** increased overall by EUR 91.7 million with respect to December 31st, 2003. This change includes the EUR 67.2 million capitalisation of first negotiation and pre-emption rights of encrypted pay rights from 2007-2008 league acquired within the frameworks of the agreements stipulated with 6 Premiership Clubs during the year and higher advances paid for future investments in television rights and dramas;
- the increase in ***differences from consolidation*** was generated, net of period amortisation quotas, by the adjustment for EUR 78.2 million, of the purchase price of the 12% stake Telecinco acquired by Mediaset from the Vocento Group, adjustment

calculated after the listing of Telecinco at the Stock Exchange, as was envisaged by the purchase agreement of this stake signed in 2003;

- ***investments and other financial assets*** increased by EUR 4.8 million mainly for equity investments;

- ***working capital and other current assets and liabilities*** equal to EUR –14.3 million, includes a positive balance for EUR 62.0 million regarding domestic operations and a negative balance for EUR 76.3 million regarding the Telecinco Group. The decrease since December 31st, 2003, equal to EUR 230.0 million, is mainly attributable to higher trade payables connected to capitalisation of multi-year sports rights commented above, higher taxes provisions with respect to a better net profit, partially offset by higher trade receivables connected to the growth of advertising sales with respect to 2003.

Group shareholders' equity and shareholders' equity attributable to minority interests

31/12/2004	3,045.2
31/12/2003	2,832.5
Growth in EUR ml	212.7

The increase over December 31st, 2003 can be attributed to the result for 2004 and the Telecinco Group shareholders' equity attributable to minority interests, net of dividends paid, EUR 271.3 million of which from the parent company and EUR 120 million from subsidiary company Telecinco to minority shareholders.

Net financial position

31/12/2004	62.0
31/12/2003	(199.3)
Growth in EUR ml	261.3

The Group's net financial position at December 31st, 2004 results from net financial indebtedness regarding Italian operations, equal to EUR 182.3 million (down from EUR 451.4 million at December 31st, 2003) and Telecinco Group net liquid funds, equal to EUR 244.3 million (EUR 252.1 million at December 31st, 2003).

Below is the cash flow statement for the whole Group and broken down by geographical area. These tables show the main elements which determined the financial trends in the periods examined.

It is pointed out that in the *Group's summary cash flow statements*, item *paid dividends,* besides the dividends paid by parent company Mediaset S.p.A., equal to EUR 271.3 million, includes the ordinary and extraordinary dividends, equal to EUR 120 million, paid by subsidiary company Telecinco to minority interests in this company, EUR 25 million of which are dividends for shareholder ICE Finance, which are however included among cash income under item *Operating cash flow*, since they have been received by Mediaset by virtue of the already mentioned economic rights guaranteed by the use contract and by the financial instruments stipulated at the end of 2003.

It is also worth noting that items ***changes in the consolidation area*** includes at December 31st, 2004 the effects generated by the merger by acquisition into RTI S.p.A. of subsidiary company Epsilon TV Production S.r.l., a company that was preciously accounted for at cost,

which at the moment of the merger owned the rights regarding some international television productions.

(amounts in EUR millions)

Mediaset Group: cash flow statement	31/12/2004	31/12/2003
Operating cash-flow	**1,614.3**	**1,537.6**
Total divestments in fixed assets	**5.5**	**13.7**
Total investments of which:	**(1,116.5)**	**(835.1)**
investments in television rights	(827.0)	(705.7)
equity investments	(33.0)	(9.4)
other investments in intangible fixed assets	(171.4)	(50.9)
investments in tangible fixed assets	(85.1)	(69.1)
Share capital increases	**-**	**-**
Dividends paid	**(391.3)**	**(264.3)**
Other monetary variations	**153.9**	**(354.1)**
Changes to the consolidation area	**(4.6)**	**(126.3)**
Net cash flow	**261.3**	**(28.5)**

(amounts in EUR millions)

Cash flow statement (geographical detail)	Italy		Spain	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Operating cash-flow	**1,334.8**	**1,216.0**	**409.5**	**321.6**
Total divestments in fixed assets	**1.4**	**0.6**	**4.1**	**13.1**
Total investments of which:	**(961.2)**	**(957.3)**	**(155.3)**	**(153.8)**
investments in television rights	(681.7)	(568.8)	(145.3)	(136.9)
equity investments	(111.2)	(285.4)	-	-
other investments in intangible fixed assets	(91.9)	(48.0)	(1.3)	(2.9)
investments in tangible fixed assets	(76.4)	(55.1)	(8.7)	(14.0)
Share capital increases	**-**	**-**	**-**	**-**
Dividends paid	**(271.3)**	**(247.4)**	**(250.0)**	**(28.2)**
Other monetary variations	**170.0**	**(299.9)**	**(16.1)**	**(42.9)**
Changes to the consolidation area	**(4.6)**	**7.4**	**-**	**-**
Net cash flow	**269.1**	**(280.6)**	**(7.8)**	**109.8**

In particular, it should be noted that the change of financial position in 2004 with respect to ***Italian operations***, net of dividends paid by parent company Mediaset S.p.A., equal to EUR 271.3 million, of those received by Telecinco (EUR 155.0 million), of income received for the listing at the Stock Exchange of Telecinco (EUR 20 million) and of costs incurred for equity investments and loans granted to subsidiary companies, shows a significant **positive cash flow from operations** equal to EUR **468.3 million**, signficantly higher than that generated in 2003, which amounted to EUR 282.9 million. The change is mainly attributable to higher incoming flows guaranteed by the trends in advertising revenues in the two years being examined and is affected by the payment of the overall amount, equal to EUR 67.2 million, agreed on the basis of the agremeents signed in 2004 about the first negotiation and preemption rights regarding the encrypted rights of 6 Premiership Clubs starting from the 2007/2008 league.

It should be noted that, in the cash flow statement regarding Italian operations, item *equity investments* includes EUR 78.2 million regarding the adjustment of the purchase price of a 12% stake in Telecinco and EUR 22.7 million regarding the conversion into capital of part of the shareholders' loan granted in 2003 by Mediaset to subsidiary company Albacom. The higher value of *investments in rights* instead results, as previously described, from purchases of multiyear rights of use for sports events.

Also for the ***Telecinco Group*** the change in the financial position for 2004 shows a significant **positive cash flow from operations** (EUR 242.2 million compared to EUR 138.0 million in the previous year) mainly generated by the extremely positive trend of advertising revenues.

In the table below, the Group cash flow statement at December 31st, 2004 is broken down highlighting the effects resulting from the line-by-line consolidation of the Telecinco Group. In particular, it is pointed out that the amount of EUR 78.2 million regarding the adjustment of the price of the 12% stake in Telecinco purchased in 2003 from Vocento, described above, determined, on consolidation, an increase in the difference arising from consolidation and is therefore shown in the Group cash flow statement under item *investments in other intangible fixed assets*.

Cash flow statement - 31st december 2004	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Operating cash-flow	**1,334.8**	**409.5**	**(130.0)**	**1,614.3**
Total divestments in fixed assets	**1.4**	**4.1**	**-**	**5.5**
Total investments of which:	**(961.2)**	**(155.3)**	**-**	**(1,116.5)**
investments in television rights	(681.7)	(145.3)	-	(827.0)
equity investments	(111.2)	-	78.2	(33.0)
other investments in intangible fixed assets	(91.9)	(1.3)	(78.2)	(171.4)
investments in tangible fixed assets	(76.4)	(8.7)	-	(85.1)
Share capital increases	**-**	**-**	**-**	**-**
Dividends paid	**(271.3)**	**(250.0)**	**130.0**	**(391.3)**
Other monetary variations	**170.0**	**(16.1)**	**-**	**153.9**
Changes to the consolidation area	**(4.6)**	**-**	**-**	**(4.6)**
Net cash flow	**269.1**	**(7.8)**	**-**	**261.3**

RESULTS OF THE PARENT COMPANY MEDIASET S.P.A.

Mediaset S.p.A. earned a net profit of EUR 401.9 million in 2004, after amortisation, depreciation and write-downs of EUR 64.7 million.

Operating revenues, which amounted to EUR 96.9 million were mainly generated by the subsidiary company R.T.I. S.p.A. because of the availability of the company's library. The EUR 71.7 million decrease (in 2003 this item amounted to EUR 168.6 million) relates to the reduction in the trading of television rights, which is currently managed directly by R.T.I. S.p.A.

Operating costs decreased from EUR 151.9 million in 2003 to EUR 114.8 million in 2004; this EUR 37.1 million decrease is mainly connected to the notable reduction in *amortisation* of intangible fixed assets, as a consequence of the reduction of the library of rights owned by Mediaset S.p.A.

The higher reduction in operating revenues compared to that of operating costs generated a negative variation in the ***operating profit*** of EUR 34,6 million.

Financial operations increased by EUR 194.8 million over the previous year because of higher dividends paid by subsidiaries and a lower write-down of the investment in Albacom S.p.A.

EBT amounted to EUR 388.4 million and ***taxes*** paid amounted to EUR 13.5 million. The latter include the EUR 19.6 million income for tax benefits transferred by Fininvest S.p.A. in application of the Agreement stipulated on December 27th, 2004. This income includes EUR 16.1 million from the IRES tax at 33% on the tax loss transferred within the consolidated area and EUR 3.4 million from the economic effect resulting from joining the *Fininvest tax consolidation.*

This item also includes IRAP tax provision for EUR 1.0 million and is adjusted by provisions for advance and deferred taxes referring to the year for EUR 5.1 million.

The ***net profit for the year*** amounted to EUR 401.9 million, with an increase of EUR 226.8 million compared to EUR 175.1 million in 2003.

The most significant share of ***net invested capital*** of the parent company is represented by *equity investments* which, at December 31st, 2004, amounted to EUR 1,303.2 million; the decrease over December 31st, 2003 (EUR 109.7 million) is mainly due to the partial divestment of share premium reserve of Mediaset Investment S.a.r.l.

Television rights, with respect to December 31st, 2003, decreased by EUR 85,8 million; this fall is mainly attributable to the amortisation quota for the year.

The ***net financial position*** went from a negative balance of EUR 17.4 million at December 31st, 2003 to a positive balance of EUR 374.7 million at December 31st, 2004; this trend was mainly affected by earnings regarding the dividends received from subsidiary companies for EUR 480.9 million, liquid funds received for the partial divestment of the share premium reserve of subsidiary company Mediaset Investment S.a.r.l. and the cash flow from current operations, partially offset by expenditures connected to the purchase of bonds relating to stakes of funds management companies totalling EUR 150.3 million and the payment of dividends for EUR 271.3.

Net shareholders' equity increased by EUR 130.6 million over December 31st, 2003, attributable to the positive balance between the net profit for the year and allocation for dividends paid to shareholders.

With reference to subsidiary companies and Group investments, the following major operations were carried out in 2004:

- **Company restructuring of the Telecinco Group and subsequent Initial Public Offer of shares of Gestevision Telecinco S.A.**: on March 17th, 2004 the shareholders of Gestevision Telecinco S.A. and Publiespana S.A., that is Mediaset S.p.A. (25%), Mediaset Investment S.a.r.l. (27%), Vocento (13%), Hetha Erste Beteiligungs GmbH (Dresdner Bank AG Group, 25%) and ICE Finance (10%) stipulated an agreement with the objective to start the planned listing at the Stock Exchange of Gestevision Telecinco S.A. to be made by means of an IPO by the end of 2004.

  The coordination of this operation was entrusted to Dredner Kleinwort Wasserstein Limited, J.P.Morgan Securities LTD, Morgan Stanley & Co. International Limited and Santander Central Hispano Investment S.A. as *Global Coordinators* of the Offering, while Rothschild acted as *advisor* to Gestevision Telecinco.

  On **March 29th, 2004** the General Meeting of the companies concerned deliberated the **conferral of Publiespana in Gestevision Telecinco S.A.**, by a Gestevision Telecinco share increase reserved to Publiespana shareholders. Following this operation, Gestevision Telecinco share capital amounts to 246,641,856 shares with a face value of EUR 0.50 each. The operation did not change the existing shareholding structure of the company nor the organisational and business structure of the Telecinco Group where broadcasting operations and advertising sales continue to be carried out by Gestevision Telecinco and Publiespana, respectively.

  On **June 8th, 2004** the Complete Information Prospectus regarding the IPO was lodged at the *Comision Nacional del Mercato de Valores* (CNMV), Madrid, with the indicative range of the sale price between EUR 9.35 and 10.15 per share.

  The **Offering** was promoted by Gestevision Telecinco, in the name and on behalf of shareholders Hetha Erste Beteiligungs GmbH and ICE Finance B.V. and concerned 74,185,584 shares, equal to 30.08% of capital, while the *Greenshoe* amounted to 11,127,837 shares, equal to 15% of the public offering.

  The Offering was performed **from June 17th to 21st, 2004**; on June 22nd, the sale price was established at EUR 10.15 per share. All the offered shares were sold and since **June 24th, 2004** they are traded in Spanish regulated markets of Madrid, Barcelona, Bilbao and Valencia and on the Spanish telematic system (SIBE or Mercado Continuo).

  At December 31st, 2004 following the operation and the exercise of the *Greenshoe* by the banks on June 29th, the share capital of Gestevision Telecinco S.A. is divided as follows:

  Mediaset Investment S.a.r.l. ....: 66,593,304 shares 27%

  Mediaset S.p.A. ....: 61,660,464 shares 25%

  Corporation de Nuevos Medios Audiovisuales SA (Vocento):32,063,436 shares 13%

  Stocks on the market ....: 86,324,652 shares 35%

Following the listing of Telecinco at the Stock Exchange:

- the new shareholding pacts between Mediaset and Vocento came into effect, with expiry date at March 31st, 2007 and possibility of extension for the following 5 years, which envisage:
  - the right of Mediaset to appoint the majority of the members of he Board of Directors of Gestevision Telecinco as long as Mediaset holds a stake higher then 50% and the right of Vocento to appoint to members of the Board of Directors as long as it holds a stake in Telecinco of at least 10%;
  - the right of Vocento to appoint the Chairman and of Mediaset to appoint managing directors;
  - a non competition agreement between Vocento and Mediaset in the field of free to air terrestrial television in Spain.
- the agreements came to an end which had been stipulated on November 12th, 2003 between Mediaset S.p.A./Mediaset Investment S.a.r.l. and ICE Finance (regarding the *Put* right to the benefit ICE Finance and *Call* to the benefit of Mediaset and the right of economic use to the benefit of Mediaset on the 10% stake of Telecinco and Publiespana held by ICE Finance) and the *Total Return Swap* contract stipulated with a major international bank. All these agreements generated a gross income of approx. EUR 45 million for the Mediaset Group, including the 10% share of ordinary and extraordinary dividends distributed by Telecinco during the six months and the share of capital gain obtained on the IPO by ICE Finance beyond the minimum amount established.
- as was envisaged in the agreements stipulated on March 31st, 2003 about the purchase by Mediaset of 12% of Telecinco share capital from Vocento for an amount of EUR 276 million, the price adjustment to be paid by subsidiary company Mediaset Investment S.a.r.l. for this transaction was calculated in EUR 78.2 million. This amount was determined as the difference between the amount paid for the stake sold by Vocento and the amount of the stake as results from weighted average prices of Telecinco shares in the first 5 days of trading.

- **Capital operations and agreement between the shareholders for the sale of the investment in Albacom S.p.A.**: on **March 29th, 2004,** the Extraordinary General Meeting of **Albacom S.p.A.** deliberated the refund of the net losses resulting from the balance sheet approved at December 31st, 2003, equal to EUR 286.0 million, by the cancellation of share capital amounting to EUR 248.7 million and use, for an amount of EUR 37.3 million, of the money available for the partial waiver of Shareholders of the financing loan they had granted (amount pertaining to Mediaset equal to EUR 7.3 million). On the same date the reestablishment of share capital was deliberated, at EUR 50.7 million, by means of allocation as capital of the same amount of part of the shareholder loan (amount pertaining to Mediaset equal to EUR 9.9 million).

  On **July 30th, 2004** the Extraordinary General Meeting of Albacom S.p.A. deliberated, to cover the losses resulting from the balance sheet approved by the company at May 31st, 2004, the conversion into capital of part of the interest bearing shareholders' loan for EUR 66.0 million.

  Following these operations, the remaining interest bearing shareholders' loan, for the amount pertaining to the Mediaset Group, was equal to EUR 12 million.

On **December 3rd, 2004**, British Telecommunications Plc (BT) (26%), Mediaset S.p.A. (19.5%), ENI S.p.A.(35%) and Banca Nazionale del Lavoro S.p.A. (BNL) (19.5%) signed the agreement for the sale to BT of the stakes held in Albacom by Mediaset, ENI and BNL. As is described in the following section of this Report, the operation under the terms described below, was finalised after the end of the year, following the approval by the relevant Antitrust authorities.

Under the agreement, the four Albacom shareholders will directly shoulder the medium-term bank debt of Albacom equal to EUR 250 million and already guaranteed by them, in line with their shareholdings. In particular, the receivables that Mediaset and ENI will acquire at their face value (Mediaset amount equal to EUR 49.2 million) from BNL will be sold to BT for a minimum amount established in the contract, with the addition of interest, that can be received 5 years after the closing date, and can be increased on the basis of a pre-established formula, on the basis of the EBITDA achieved by Albacom in the tax year that will end at March 31st, 2009.

At the closing, Albacom will reimburse shareholders according to their stakes of the amount of the non interest bearing loan, which totals EUR 100 million (Mediaset share equal to EUR 19.5 million), paid between July and September 2004 to cover the financial needs envisaged for the tax year of Albacom S.p.A.

Under the agreements, Albacom will also continue to manage selling shareholders' telecommunication services at least for the next five years.

Mediobanca in its position of *advisor* to selling shareholders, judged the overall terms of the operation as fair.

At December 31st, 2004, as previously commented, the valuation of the economic effects of this operation, carried out prudentially taking the minimum price equal, for the share pertaining to Mediaset, to EUR 14.7 million, generated for the Mediaset Group an overall gross charge of EUR 66.2 million, EUR 31.6 million of which regarding the residual value of the investment and EUR 34.6 million for the allocation to the provision for risk for the likely lower realisable value of the financial loan former BNL.

- **Establishment of the RTI / Endemol Italia Joint Venture company:** on **July 28th, 2004**, RTI S.p.A., acquired from Endemol Italia S.p.A. (which holds the other half of capital) 50% of share capital of company **Mediavivere S.r.l.** for an amount of EUR 0.4 million. The operation, in line with what had been defined in the letter of intents stipulated by the parties in 2002, had the objective to consolidate the multi-year relationships which exist with one of the main producers of Italian contents. The company, managed jointly, will develop and produce exclusively for the Mediaset Group the product *Domestic Soap Opera*, using the synergies resulting from a deep knowledge of the audience and the constant monitoring of current trends guaranteed by the Mediaset Group and the production efficacy achieved by Endemol Italia in the production of industrial contents. The company will continue to produce the Soap Operas *Vivere* and *Cento Vetrine* and will take care of the distribution of own rights in all channels of use.
- On **April 19th, 2004** the Extraordinary General Meeting of **Press TV S.p.A.**, a company jointly owned by R.T.I. S.p.A. and by the Fininvest Group company, Arnoldo Mondadori Editore S.p.A. which develops multimedia publishing projects, among which the publication of magazines strictly connected to television programmes, deliberated, to cover losses, to

reduce and subsequently re-establish share capital equal to EUR 1.5 million, subscribed by the shareholders according to their stakes.

- On **June 21st, 2004** a consortium fund of EUR 50,000 was established called **Campus Multimedia In-Formazione,** where Mediaset S.p.A. holds a 50% stake and the remaining 50% is in the hands of the University Libera Università in Lingue e Comunicazioni IULM, a company that will organise training courses for the creation of professional positions, the promotion and implementation of innovative teaching and training forms. The project stems from the experience of Campus Multimedia, the post degree course promoted from 2001 to 2003 by Mediaset in collaboration with Spisa and its objective is to have the world of university and that of businesses meet on high-level training projects in the fields of digital economy, media and information.

- On **June 25th, 2004,** the **act of merger by incorporation of Epsilon Tv Production S.r.l. in its parent company RTI S.p.A.** was stipulated, having legal effect from July 1st, 2004, operation deliberated by the relevant Extraordinary General Meetings on April 21st, 2004.

- On **June 28th, 2004** the Extraordinary General Meeting of **TV Breizh S.A.**, of which the Mediaset Group, by means of Mediaset Investment S.a.r.l. holds a 14.35% stake, decided a share capital increase from EUR 22.5 to 26.4 million, by means of an increase of the share face value from EUR 100 to EUR 117.2 by using the share premium reserve and a subsequent share capital reduction from EUR 26.4 to 3.4 million by means of a reduction of the face value from EUR 117.2 to 15.12 to cover EUR 23 million overall losses resulting from the balance sheet approved at December 31st, 2003. During the first part of the year, majority shareholder Tf1 increased its stake in the company from 40.5% to 71.14%, through the purchase of stakes from some minority shareholders.

- **Establishment of Boing S.p.A.:** On **November 5th, 2004,** RTI S.p.A. and Turner Broadcasting, a company of the Time Warner Group that holds the rights of some of the most popular cartoons in the world, established company Boing S.p.A., by subscribing stakes of 51% and 49%, respectively, of the initial share capital of EUR 10 million. The company produces the **free of charge children's channel** with the same name, broadcast since November 20th, around the clock via terrestrial digital television.

- **Fascino PGT S.r.l.:** on November 9th, 2004, in execution of the agreements stipulated on July 31st, 2001, RTI S.p.A. purchased from Maurizio Costanzo and Maria De Filippi, for the already established amount of EUR 1.9 million, a 10% stake in Fascino S.r.l. Following this operation, a 50% stake in the company is held by RTI S.p.A. while remaining 50% is held by Maurizio Costanzo and Maria De Filippi.

Gasparri Act

The Gasparri bill was finally approved in 2004, and became for all effects a law of the Italian Republic (no. 112 of May 3rd, 2004), coming into force on May 6th, 2004.

The effects of the new Act became immediately evident in the rapid development of digital broadcasting characterised by: the broadcasting of more than 20 channels, the creation of pay services, the entry of new broadcasters also coming from the world of the press, the offer of interactive services.

Activities of the controlling authorities

AGCOM

In March this year, the two preliminary investigations came to an end, which examined dominant positions and concerned Publitalia, R.T.I. and RAI.

The first about dominant positions in the years 2001-2003 was started, under the provisions included in Act 249/97 now cancelled by Act 112/04, whose objective was to check a possible failure to comply with the measure taken in July 2003 that requested those concerned not to make in the second half of 2003 "forbidden actions or behaviours under article 2 of Act 249/97".

The case was concluded with the Authority ascertaining that its warning had not been followed and the subsequent issue of a penalty, under article 1 clause 31 of Act 249/97 amounting to EUR 45.0 million approx., equal to 2% of 2003 advertising sales.

After examining the decision and supported by specific opinions given by authoritative experts in the field, which are based on objections regarding the procedure (wrong application of the regulation as per deliberation no. 26/99 and article 1 clause 31 of Act 249/97, lack of previous notification), and regarding the content (absence of the raised failure to comply and lack of the administrative nature of the formal warning), and considering it unlikely that the penalty will materialise, no provision for risk has been entered in the financial statements.

The companies will submit immediate rejection to the competent Administrative Court (TAR in Lazio), with simultaneous claim to obtain a precautionary suspension of the injunction.

In the second case the Authority investigated the television market, under article 14 of Act 112/04, based on market data for the year 2003, to verify the existence of dominant position based to the provisions in the new Act.

The investigation came to an end with the determination in the television market and its financing sources of a symmetric duopoly in the television market (RAI and RTI) which goes to the detriment of pluralism under articles 3 and 5 of Act 12/04 and article 2 paragraph 7 of Act 249/97.

Therefore the Authority defined some measures with the objective to re-establish a situation of greater balance in the markets concerned to prevent the positions of the two main competitors to be transferred in terrestrial digital television.

In detail, Publitalia is obliged to:

- separate in its accounts the activities of advertising sales on analogue networks from those of its terrestrial digital networks. This obligation remains for 12 months, that is until R.T.I. finds an advertising concessionary which is not Publitalia for the advertising sales of terrestrial digital programmes other than simulcast;
- offer fair, transparent and non discriminating terms in the sale of advertising space, giving evidence of the discounts applied to the individual products.

R.T.I., besides the above, is obliged to:

- accelerate the transformation into digital of analogue networks by preparing a relevant plan to be implemented by May 31st, 2006;
- allocate 40% of broadcasting capacity to third parties until the plan for the assignment of digital frequency is implemented;
- comply with the limit of 12% per hour in the broadcasting of advertising messages in digital programmes other than simulcast. This obligation goes from June 30th, 2005 until December 31st, 2006.

In our opinion there are no reasons for the start of this preliminary investigation (since there are no procedures envisaged for the definition of the individual markets making up the Sic – integrated communication systems – and its actual definition), and the criteria taken to define the market and to apply article 2 clause 7 of Act 249/97 are subject to great criticism.

However, the actions defined by the Authority take into account the need to accelerate the process of development of new digital techniques, finding modern regulatory tools with the objective to manage future scenarios; thus protecting scale, investments and the activities of current broadcasters that will have to face the challenges resulting from the process of internationalisation and convergence of media and markets that is currently affecting the communication industry.

Antitrust

The investigation for the knowledge of the radio and television market started in May by the Authority for Competition and the market came to a conclusion in November (act 13770 of 16/11/04).

The conclusions of the Authority, summarising the various stances of recent years, mention a dominant position of Publitalia in the television advertising market.

The approach of the Authority can be criticised from many standpoints and also in this case the remarks mentioned before apply, about the need for an appropriate approach, also in antitrust policies, with respect to a deeply and rapidly evolving technological and international scenario.

European Commission

The European Commission expressed itself with Interpretation Notice 2004/C 102/02 about the new modes of advertising techniques (among which the insertion of mini commercials during the game breaks of sports programmes).

By considering that the provisions of directive 552/89 apply to them, the possibility is given, and regulated, to practice new advertising forms such as split screen, virtual advertising, product placement, interactive advertising.

The possibility to include mini commercials during natural game breaks is confirmed, as well as in those that can be recovered according to regulation. This approach was also subsequently

accepted by AGCOM with DEL. 250/04/CSP which changes the regulation regarding advertising breaks.

The legitimacy of telepromotions is stated again, as well as their calculation in the daily limit alone.

Competitive Situation

Last year and in the first months of the current year SKY consolidated its position in the pay satellite sector (around 3.1 million subscribers), while terrestrial digital television experienced an increasingly rapid development, already largely beyond the threshold of one million decoders, 97% of which interactive; the pace of growth recently increased, to reach an average of 50,000 decoders sold per week, driven by the start of the new offers of Premiership matches in *Pay Per View* of our Group and La 7.

Also the new form of content broadcasting, specifically films and sports events, through DSL, where Telecom has absolute leadership, has registered significant growth rates and reached 4 million lines at the end of 2004.

ADDITIONAL INFORMATION

2000/2002 (Meeting of April 20th, 2000) and 2003/2005 (Meeting of April 16th, 2003) Stock Option Plans

The General Meeting held on April 16th, 2003 promoted the implementation of a 2003/2005 Stock Option Plan aiming at encouraging loyalty and making co-responsible the participants to the Plan in the Group's management and enhancement.

The meeting above approved the setting up of a 2003/2005 Stock Option Plan on company own shares, for employees working in the company, its subsidiaries and parent company, selected by the Stock Option Plan Committee from among executives, journalists and directors of business units (or other company qualifications) for three years, of if the Board of Directors deems it appropriate, the implementation of similar projects on shares of subsidiary companies or companies in which the company has a direct or indirect stake.

The above 2000/2002 and 2003/2005 Stock Option Plans resulted in the following allocations of stock options on Mediaset shares:

Year 1/1 – 31/12	Number of participants to the Plan	Option rights assigned for the purchase of no. company shares	Share price	Period to exercise the option, exclusively in one single time	Check that obligations established by the Committee are met
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Exercisable rights
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Exercisable rights
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Exercisable rights
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	Subject to verification that constraints are met

In addition, in 2004, the Board of Directors deliberated the extraordinary allocation of stock options on Telecinco own shares, for 563,000 shares, representing 0.23% of Telecinco's share capital, at the exercise price of EUR 10.15. The Shareholder Plan Committee, delegated to this, assigned the option rights to 5 participants. The options were exercised in 2004.

Therefore, so far options rights for the purchase of 9,420,500 Mediaset shares have been assigned, equal to 0.80% of current share capital, whose obligations have been met; and of 3,415,000 shares, equal to 0.29% of current share capital, whose exercise is conditioned by the verification that the obligations established by the Shareholding Plan Committee have been met. A plan regarding 2000, with 140 participants and option rights assigned for the purchase of 585,000 Mediaset shares at an exercise price of EUR 17.16, whose obligations were met, was concluded on June 30th, 2004.

Relationships with "related parties"

Below are the main investment and economic relationships which took place in 2004 with "*related parties*", in accordance with CONSOB communication no. DEM 2064231 dated September 30th, 2002.

(amounts in EUR millions)

	Financial receivables	Trade and other receivables	Trade and other payables	Value of production	Cost of production	Financial income (charges)	Extraordinary income (charges)
Parent company							
Fininvest S.p.A.	-	5,4	65,8	4,4	6,0	-	(0,1)
Associated companies							
Alba Servizi Aerotrasporti S.p.A.	-	0,1	0,8	0,1	5,4	-	-
Arnoldo Mondadori Editore S.p.A.	-	3,4	0,6	21,2	0,6	-	(0,0)
Banca Mediolanum S.p.A.	-	1,3	-	1,5	-	-	-
Il Teatro Manzoni S.p.A.	-	0,1	0,5	0,0	0,6	-	(0,0)
Mediolanum Vita S.p.A.	-	-	0,0	-	-	-	-
Medusa Film S.p.A.	-	0,2	113,8	1,1	0,0	-	-
Medusa Cinema S.p.A.	-	-	0,0	0,1	0,0	-	-
Medusa Video S.r.l.	-	0,1	0,0	0,2	0,1	-	(0,0)
Milan A.C. S.p.A.	-	2,2	10,3	0,1	8,6	-	-
Pagine Italia S.p.A.	-	0,5	0,0	0,0	1,5	-	-
Servizi Milan S.r.l.	-	-	0,0	-	0,2	-	-
Quinta Communiation S.A.	-	-	7,0	-	-	-	-
Altre	-	2,2	1,4	4,8	5,2	-	-
Total parent company and associated	**-**	**15,6**	**200,3**	**33,5**	**28,2**	**-**	**(0,1)**
Subsidiary companies							
BOING S.p.A.	-	0,2	0,0	0,2	0,0	-	-
Digitel 5 Media S.A.U.	-	0,1	-	-	-	-	-
Affiliates companies							
Fascino P.G.T.	-	0,0	7,6	0,1	47,6	-	0,1
Press TV S.p.A.	-	0,0	0,1	0,0	0,2	-	-
Titanus Elios S.p.A.	-	-	-	-	3,0	-	-
Mediavivere S.r.l.	-	0,7	13,4	0,7	11,5	-	-
Auditel S.r.l.	-	-	-	-	4,3	-	-
Aprok Imagen S.L.	-	0,0	0,8	0,0	1,9	-	-
Europortal Jumpy España S.A.	-	0,7	0,3	0,2	0,6	0,0	-
Premiere Megaplex S.A.	1,7	0,0	-	-	-	0,0	-
Canal Factoria de Fiction S.A.	-	0,4	0,4	0,7	0,6	-	-
Multipark Madrid S.A.	-	-	-	-	-	(0,2)	-
Publieci Television S.A.	-	0,4	-	1,8	-	-	-
Consorzio Campus Multimedia In-Formazione	-	0,0	-	0,0	-	-	-
Total subsidiaries and affiliates	**1,7**	**2,6**	**22,4**	**3,8**	**69,7**	**(0,1)**	**0,1**
Other related parties	**-**	**-**	**0,1**	**-**	**1,9**	**-**	**-**
TOTAL	**1,7**	**18,3**	**222,8**	**37,3**	**99,7**	**(0,1)**	**(0,0)**

In accordance with CONSOB communications no. 97001574 of February 20th, 1997 and 98015375 of February 27th, 1998, we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that revenues from other companies belonging to the Fininvest Group and Mediolanum Group, mainly regarded the sale of television advertising spaces.

Item *trade payables and other sums due* with respect to Fininvest S.p.A., includes for EUR 64.6 million net payables for IRES of the companies belonging to the Mediaset Group that joined by means of an agreement stipulated on December 27th, 2004 the "Fininvest tax consolidation".

Relationships with *other related parties* refer to consulting relationships, EUR 0.5 million of which with Sinergetica S.r.l., a company belonging to a director of Mediaset S.p.A. and EUR 1.3 million of which with the firm of Lawyer Aldo Bonomo, a firm belonging to the Chairman of Fininvest S.p.A..

We also point out that, in 2004 the Mediaset Group purchased television rights from companies belonging to the Fininvest Group for an overall amount of EUR 84.5 million. In particular, these purchases relate for EUR 63.0 million to company Medusa Film S.p.A., for EUR 7.0 million to company Quinta Communications S.A. in which the Fininvest Group holds a 30% stake, for EUR 14.5 million to company Milan A.C. S.p.A., EUR 12.0 million of which for the acquisition of encrypted pay rights for the use via terrestrial digital, cable and ADSL television of home matches of the premiership for the three-year 2005/2007 leagues. We also point out that agreements recorded as advances to Medusa were stipulated for EUR 22.0 million and new advances were paid for EUR 41.7 million.

In 2004, the first negotiation and pre-emption right was also acquired from company Milan A.C. S.p.A., for an amount of EUR 15 million, regarding pay encrypted rights for Italian Premiership matches starting from the 2007-2008 league.

It should also be noted that Mediaset S.p.A. holds a 19.92% quota of the funds managed by fund management company ABS Finance Fund, a fund under Luxembourg law in which Mondadori International S.A., a company belonging to the Mondadori Group, has a 64.9% quota and Trefinance S.A., a company belonging to the Fininvest Group, has a 15.18% quota. More information about the features of this financial investment is included in the notes under other securities.

- **Mediaset Premium**

In January 2005, the first phase of the *Pay Per View* digital offer, *Mediaset Premium,* was started, which allows owners of terrestrial digital interactive boxes that have been enabled and buyers of Mediaset Premium cards, on sale in consumer electronic stores at a cost of EUR 18 for 6 matches, to watch live at a cost of EUR 3 per match, the home matches in the second half of the 2004-2005 Premiership of Juventus, Milan, Inter, Roma, Sampdoria, Livorno, Atalanta and Messina, clubs for which Mediaset holds in exclusive the rights to use for digital terrestrial broadcasting until the 2006-2007 league as well as, by virtue of the agreement stipulated between Mediaset and La 7 Televisioni, of "Diretta Premium" a programme connected in real time with the stadiums of 17 Premiership clubs.

- **Sale of a 1.9% stake in Gestevision Telecinco:**

On **January 18th, 2005** Mediaset Investment S.a.r.l. sold through a Bought Deal to JP Morgan Securities Ltd, which resold the stake on the market to institutional investors, 4,600,000 ordinary shares in Gestevision Telecinco S.A., equal to approx. 1.9% of share capital. The shares were sold for a unit price of EUR 16.65, determined based on the closing Stock Exchange value of the day before and on the offers received, which determined for Mediaset around EUR 77 million income.

After this sale, the Mediaset Group holds with a 50.1% stake the control of Gestevision Telecinco S.A. share capital.

- **Sale of the investment in Albacom:**

On **February 4th, 2005**, after obtaining the authorisation by the competent Antitrust authorities, Mediaset S.p.A. (19.5%) and the other selling shareholders, ENI S.p.A.(35%) and Banca Nazionale del Lavoro S.p.A. (BNL) (19.5%) executed the agreements stipulated on December 3rd, 2004, finalising the sale of their stakes in Albacom S.p.A. to shareholder British Telecom Plc (BT). As already described, the operation also implied, based on contract provisions, the sale by Mediaset and ENI of the credit purchased according to their relevant stakes at face value (Mediaset share equal to EUR 48.8 million) from BNL, regarding the EUR 250 million loan granted by BNL to Albacom that Albacom shareholders already guaranteed according to their stake and the reimbursement by Albacom of the non-interest bearing loan paid by shareholders in 2004 (Mediaset share EUR 19.5 million).

- **Purchase of a second digital Multiplex:**

On **March 18th, 2005,** company CEFI S.A. nominated by Convergenza SCA sold to RTI S.p.A. for an amount of EUR 103.8 million 100% of share capital of Home Shopping Europe S.p.A.

The conclusion of this operation is subject to obtaining the authorisations from the Authority for Competition and the Market and the Authorities for Guarantees in Communications.

Home Shopping Europe S.p.A. is an Italian company controlled by the Convergenza Fund, which acts directly and through its subsidiaries in the market of television and Internet retail. HSE controls 100% of Home Shopping Europe Broadcasting S.p.A., a television

active in Italy on terrestrial frequencies, identified by the trademark "Canale d"; HSEB is also authorised to experiment digital broadcasting.

The objective of the operation is the acquisition by the Mediaset Group of frequencies for the creation of a new network for digital broadcasting of terrestrial television signal in Italy.

Immediately after the release of the authorisations above, the analog programmes of HSE will be interrupted and the new digital multiplex will be started.

FORESEEABLE DEVELOPMENTS

- In Italy, in the first part of 2005 guarantee period, from January 30th to March 12th, Mediaset networks confirm their unquestioned primacy on the commercial target both in prime time, with a 49.1% share versus 38.3% of RAI, and in the full day where they reach a 46.5% share, versus 38.4% of RAI networks. The first two months of 2005 show better advertising sales than expectations that were influenced by the comparison with the excellent result of the two months of last year and by the lack in 2005 of one day with respect to 2004. Confirming the good trend of the advertising market, Publitalia advertising sales on Mediaset networks in the first two months show a 2.0% increase.
- In Spain, Telecinco confirms also in the first part of 2005 its positive audience results, retaining a leading position in all time brackets, with an average full day share of 22.3%, 23.4% in Prime Time and 21.9% in Day Time. Publiespana advertising sales for Telecinco show sustained growth in the first two months of 2005.
- On an annual basis, without clear indications on advertising market trends in 2005, growth objectives of advertising sales in Italy and Spain and the achievement of efficiency objectives in terms of television costs and investments in rights should allow the company to retain its high operating profitability and to improve the cash flow achieved in 2004.
- Starting from January 1st, 2005, in compliance with the provision of EC Regulation 1606 issued by the European Parliament and the European Council in 2002, IAS/IFRS international standards will be adopted to draft consolidated financial statements. Operations for the final calculation of balance sheet initial balances at the transition date (January 1st, 2004) are still under way, as well as the recalculation of 2004 interannual situation, just for comparison, in view of the first adoption of these standard envisaged in the preparation of the consolidated balance sheet and income statement at March 31st, 2005. Preliminarily but not limited to, the main effect on the consolidated income statement of the Mediaset Group in terms of operating result from the adoption of these standards will concern goodwill amortisation, whose residual value according to IAS/IFRS will no longer be subject to systematic amortisation but will be subject every year to a test process, called *impairment test.*

for the Board of Directors

the Chairman

2004

Annual Report

Balance sheet and Income Statement


GRUPPO
MEDIASET



Consolidated balance sheet as of December 31st, 2004

(amounts in € millions)

	ASSETS	31/12/2004	31/12/2003
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	1.0	1.8
2	research, development and advertising costs	1.8	1.4
3	industrial patents and intellectual property rights	10.5	14.9
4	concessions, licences, trademarks and similar rights		
	a) television rights	1,985.6	1,923.6
	b) trademarks	7.2	8.2
	c) concessions	20.4	22.4
5	goodwill	8.4	9.7
6	intangible assets under formation and advances	203.8	175.4
7	other	64.9	7.9
8	differences arising from consolidation	334.7	308.4
Total		**2,638.3**	**2,473.7**
II	**Tangible fixed assets**		
1	land and buildings	104.1	101.7
2	plant and machinery	144.2	138.0
3	industrial and commercial equipment	24.7	23.8
4	other tangible fixed assets	30.6	30.3
5	fixed assets under construction and payments on account	29.0	19.5
Total		**332.6**	**313.3**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	5.2	0.2
	b) affiliated companies	23.4	21.2
	c) other companies	106.4	108.6
	Total	**135.0**	**130.0**
2	receivables:		
	a) from affiliated companies	1.7	2.0
	b) from Fininvest Group and Mediolanum Group companies	-	-
	c) other receivables		
	- within 1 year	1.9	0.1
	- after 1 year	2.2	3.9
	Total	4.1	4.0
	Total	**5.8**	**6.0**
3	other securities	-	-
Total		**140.8**	**136.0**
TOTAL FIXED ASSETS (B)		**3,111.7**	**2,923.0**

Consolidated balance sheet as of December 31st, 2004

(amounts in € millions)

ASSETS		31/12/2004	31/12/2003
C)	**CURRENT ASSETS**		
I	**Inventory**		
1	raw materials, consumables and supplies	3.8	3.8
2	work in progress and semi-finished products	7.4	2.2
3	contracts in progress	-	-
4	finished goods and products	15.5	11.1
5	advances	-	-
Total		**26.7**	**17.1**
II	**Receivables**		
1	trade receivables	905.3	795.1
1 bis	due from Fininvest Group and Mediolanum Group companies	10.2	16.7
2	due from subsidiary companies	0.2	4.7
3	due from affiliated companies	2.3	4.0
4	due from parent company	2.8	3.8
4bis	due from taxation authorities	1.9	35.7
4 ter	tax assets paid in advance		
	- within 1 year	24.7	88.9
	- after 1 year	147.1	85.8
	Total	171.8	174.7
5	other receivables		
	- within 1 year	138.4	156.8
	- after 1 year	4.2	2.0
	Total	142.6	158.8
Total		**1,237.1**	**1,193.5**
III	**Financial assets** (which are not fixed assets)		
5	own shares	17.3	21.9
6	other securities	219.1	220.5
Total		**236.4**	**242.4**
IV	**Liquid funds**		
1	bank and postal deposits	249.8	286.1
3	cash in hand and cash equivalents	0.1	0.1
Total		**249.9**	**286.2**
TOTAL CURRENT ASSETS (C)		**1,750.1**	**1,739.2**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	0.5	0.4
2	prepayments	33.5	33.8
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**34.0**	**34.2**
TOTAL ASSETS		**4,895.8**	**4,696.4**

MEDIASET GROUP

Consolidated balance sheet as of December 31st, 2004

(amounts in € millions)

	SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2004	31/12/2003
A)	**SHAREHOLDERS' EQUITY**		
I	**Share capital**	**614.2**	**614.2**
II	**Share premium reserve**	**739.7**	**739.7**
III	**Revaluation reserve**	**-**	**-**
IV	**Legal reserve**	**96.0**	**87.2**
V	**Statutory reserves**	**-**	**-**
VI	**Reserve for own shares**	**17.3**	**21.9**
VII	**Other reserves**	**18.5**	**118.6**
VIII	**Retained earnings (losses)**	**834.8**	**640.3**
IX	**Net profit (loss)**	**500.2**	**369.7**
Total Group Shareholders' Equity		**2,820.7**	**2,591.6**
Minority interests in share capital, reserves and retained earnings (losses)		120.7	182.0
Minority interests in net profit (loss)		103.8	58.9
Minority Shareholders' equity		**224.5**	**240.9**
TOTAL SHAREHOLDERS' EQUITY		**3,045.2**	**2,832.5**
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	0.4	0.2
2	tax reserves	-	-
3	Other reserves	176.9	125.0
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		**177.3**	**125.2**
C)	**EMPLOYEE SEVERANCE INDEMNITY**	**113.9**	**106.9**
D)	**PAYABLES**		
3	due to banks		
	- within 1 year	164.4	400.0
	- after 1 year	240.1	304.2
	Total	404.5	704.2
4	due to other financial institutions		
	- within 1 year	0.3	3.8
	- after 1 year	3.0	3.6
	Total	3.3	7.4
5	advance payments received	17.5	11.9
6	trade accounts		
	- within 1 year	573.7	566.3
	- after 1 year	159.4	57.0
	Total	733.1	623.3
8	due to subsidiary companies	-	0.6
9	due to affiliated companies	22.4	10.1
10	due to the parent company	65.8	1.6
10bis	due to Fininvest Group and Mediolanum Group companies		
	- within 1 year	53.1	43.8
	- after 1 year	81.4	89.9
	Total	134.5	133.7
11	due to taxation authorities	61.9	39.1
12	due to social security institutions	16.8	15.5
13	other sums payable		
	- within 1 year	58.1	57.1
	- after 1 year	6.5	4.8
	Total	64.6	61.9
TOTAL PAYABLES (D)		**1,524.4**	**1,609.3**

Consolidated balance sheet as of December 31st, 2004

(amounts in € millions)

SHAREHOLDERS' EQUITY AND LIABILITIES		31/12/2004	31/12/2003
E)	ACCRUALS AND DEFERRED INCOME		
1	accruals	21.8	11.6
2	deferred income	13.2	10.9
TOTAL ACCRUALS AND DEFERRED INCOME (E)		35.0	22.5
TOTAL LIABILITIES		1,850.6	1,863.9
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,895.8	4,696.4

Consolidated balance sheet as of December 31st, 2004

(amounts in € millions)

OFF-BALANCE SHEET ITEMS	31/12/2004	31/12/2003
personal securities given	135.1	75.3
collateral security	-	-
commitments	2,143.4	1,923.0
contingencies	79.2	114.0
potential liabilities counter-guaranteed by the parent company	8.6	8.2
TOTAL OFF-BALANCE SHEET ITEMS	**2,366.3**	**2,120.5**

Consolidated income statement as of December 31st, 2004

(amounts in € millions)

INCOME STATEMENT		2004	2003
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	3,389.5	3,029.3
2	changes in inventories of work in progress, semi-finished and finished goods	6.1	2.3
3	changes in contracts in progress	-	-
4	own work capitalised	85.5	69.7
5	other revenues and income	52.1	40.7
TOTAL VALUE OF PRODUCTION (A)		**3,533.2**	**3,142.0**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	75.3	49.0
7	services	872.7	748.5
8	leasing and rental	142.1	122.6
9	personnel expenses:		
	a) wages and salaries	298.5	280.4
	b) social security contributions	80.0	76.8
	c) employee severance indemnity	17.9	16.4
	d) pension benefits and similar obligations	0.6	0.6
	e) other expenses	5.4	5.3
	Total personnel expenses	402.4	379.5
10	amortisation, depreciation and write-downs:		
	a) amortisation of intangible fixed assets	846.4	922.2
	b) depreciation of tangible fixed assets	64.9	60.0
	c) write-downs of fixed assets	23.0	17.6
	d) write-downs of receivables included in current assets and liquid funds	5.9	11.3
	Total amortisation, depreciation and write-downs	940.2	1,011.1
11	changes in the inventories of raw materials, consumables and supplies	(5.0)	0.7
12	provisions for risks	-	-
13	other provisions	28.3	9.6
14	sundry operating costs	43.0	43.4
TOTAL COST OF PRODUCTION (B)		**2,499.0**	**2,364.4**
OPERATING INCOME (A-B)		**1,034.2**	**777.6**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments:		
	a) from Fininvest Group and Mediolanum Group companies	1.9	1.0
	b) from other companies	-	-
	Total income from investments	1.9	1.0
16	other financial income:		
	a) from receivables included in fixed assets	-	0.1
	b) from securities included in fixed assets which are not investments	-	-
	c) from securities included in current assets which are not investments	9.2	7.3
	d) other income	59.7	16.8
	Total other financial income	68.9	24.2
Total financial income		**70.8**	**25.2**

Consolidated income statement as of December 31st, 2004

(amounts in € millions)

INCOME STATEMENT		2004	2003
17	interest and financial charges		
	a) to subsidiary companies	-	-
	b) to parent company	-	-
	c) to Fininvest Group and Mediolanum Group companies	-	-
	d) other	(38.9)	(30.5)
Total interest and other financial charges		**(38.9)**	**(30.5)**
170bis	**foreign exchange gains and losses**	**(4.7)**	**(0.9)**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)		**27.2**	**(6.2)**
D)	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS**		
18	write-ups of:		
	a) equity investments	2.7	1.0
19	write-downs of:		
	a) equity investments	(35.3)	(85.3)
	b) long-term investments, other than equity investments	(34.6)	-
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)		**(67.2)**	**(84.3)**
E)	**EXTRAORDINARY INCOME AND (CHARGES)**		
20	income		
	a) gains on disposals	2.0	-
	b) other extraordinary income	3.7	3.1
Total extraordinary income		**5.7**	**3.1**
21	charges		
	a) losses on disposals	(0.1)	-
	b) other extraordinary charges	(2.9)	(4.1)
	b1) previous years' taxes	(2.1)	(11.0)
Total extraordinary charges		**(5.1)**	**(15.1)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)		**0.6**	**(12.0)**
Profit before taxes		**994.8**	**675.1**
22	income taxes for the year		
	a) current	387.9	234.3
	b) deferred	2.9	12.2
Total income taxes for the year		**390.8**	**246.5**
NET PROFIT (LOSS) BEFORE MINORITY INTERESTS		**604.0**	**428.6**
Minority interests		103.8	58.9
26	**NET PROFIT (LOSS)**	**500.2**	**369.7**



2004
Annual Report

Notes to the Consolidated Financial Statement


GRUPPO
MEDIASET

Notes to the consolidated financial statements as of December 31st, 2004

STRUCTURE AND CONTENT

The consolidated financial statements as of December 31st, 2004 and these explanatory notes have been prepared in accordance with CONSOB resolution no. 11971 of May 14th, 1999 (and subsequent amendments) and with the regulations governing the preparation of consolidated financial statements introduced by Law Decree no. 127 of April 9th, 1991 to implement EEC Directive VII. In addition, the regulations have been followed, regarding Financial Statements and their patterns, which have been introduced by the Reform of Company Law included in Law Decree no. 6 of January 17th, 2003 and its subsequent amendments.

Evaluation criteria followed for the preparation of the consolidated financial statements as of December 31st, 2004 are in line with current regulations and the accounting policies recommended by the National Councils of Professional Accountants and Bookkeepers. In addition, financial statements of companies included in the consolidation have been adjusted as necessary to bring them in line with Group accounting policies and balance sheet schemes.

The consolidated financial statements as of December 31st, 2004 include the financial statements of Mediaset S.p.A. and of those companies in which it holds a direct or indirect absolute majority in the share capital and voting rights. The financial statements used to prepare these documents have been subject to the approval of the General Meetings of each company or the competent positions.

Mediaset Ireland Ltd. (in liquidation), International Media Service Ltd and Boing S.p.A. have not been valued on a line-by-line basis, but at cost, even though these are directly or indirectly controlled by Mediaset S.p.A., since these companies are inactive or have a negligible effect.

MAIN CHANGES IN THE CONSOLIDATION AREA AND INVESTMENTS/DIVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES MADE IN 2004

In 2004, the following company operations were carried out and the consolidation area changed as follows:

Auditel S.r.l.: on March 22nd, 2004 subsidiary company R.T.I. S.p.A. sold to a third party a 3.335% stake in the share capital of Auditel S.r.l. thus reducing its shareholding from 23.55% to 20.22%.

Campus Multimedia "In – Formazione": on June 21st, 2004 Mediaset S.p.A. and the Libera Università di Lingue e Comunicazioni IULM established a consortium called "Campus Multimedia In – Formazione" where both companies hold equal stakes.

Veleno S.p.A.: on April 15th, 2004, this company, that was in liquidation last year, was cancelled from the Register of Companies.

MediaVivere S.r.l.: on July 28th, 2004 R.T.I. S.p.A. purchased 50% of share capital of MediaVivere S.r.l. mainly active in the field of production and marketing of soap operas. This investment, jointly held with Endemol Italia S.p.A., is evaluated by the net equity method.

E.I.S. S.p.A.: on October 22nd, subsidiary company R.T.I. sold its 10% stake in the company share capital.

BOING S.p.A.: on November 5th, 2004 company BOING S.p.A. was established, where the Mediaset Group hold a 51% stake. Considering that the establishment occurred towards the end of the year, although this is a subsidiary company, it is consolidated at cost for the year 2004.

Epsilon TV production S.r.l. on June 25th, 2004, with economic and tax effects starting from January 1st, 2004, this company was merged by incorporation into R.T.I. S.p.A. which already held 100% of share capital. Until December 31st, 2003 this company was included in the consolidated financial statements at cost.

Fascino Produzione Gestione Teatro S.r.l.: on November 9th, subsidiary company R.T.I. S.p.A. purchased 10% of the share capital of this company from Maurizio Costanzo and Maria de Filippi. By virtue of this purchase, the Mediaset Group's stake goes from 40% to 50%. This investment is evaluated by the net equity method.

GSMBOX ESPANA S.A.: on December 14th, Gestevision Telecinco S.A. sold its 45% stake in the share capital of this company to third parties.

GSMBOX S.p.A.: on December 14th, 2004 Gestevision Telecinco S.A. sold its 1% stake in the share capital of this company to third parties.

Videotime S.p.A.: in 2004, R.T.I. S.p.A. purchased from third parties 0.13% of the share capital of subsidiary company Videotime S.p.A.; therefore the Group's stake goes from 98.31% to 98.44%.

A complete list of the companies included in the consolidation area is provided in the relevant attachment.

CONSOLIDATION METHOD

The financial statements of subsidiary companies are consolidated on a line-by-line basis, replacing the book value of investments in these subsidiaries with their assets and liabilities.

The positive difference between acquisition cost and shareholders' equity reflected in the financial statements of subsidiaries at the time of their acquisition is recorded as adjustment of the relevant asset items based on the assessment made at the time of their acquisition. Any difference not allocated, is recorded as **difference arising from consolidation** and amortised using the methods indicated in the *valuation criteria*. Any negative difference is recorded in the "consolidation reserve for future risks and charges", if it can be allocated following the estimate of negative economic results; otherwise, it is recorded among balance sheet reserves in the "consolidation reserve".

All unrealised inter-company receivables and payables, expenses and revenues and profits or losses are eliminated.

Minority interests in the shareholders' equity and the results for the year of consolidated companies are reported separately.

The financial statements of affiliated companies are included in the consolidated financial statements primarily on the basis of the net equity method.

Inactive subsidiary companies, and those whose financial statement figures are negligible, are not consolidated but recorded at cost.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The valuation criteria and accounting policies used in preparing the consolidated financial statements as of December 31st, 2004 are the same as those used for the 2003 annual report. It is also worth pointing out that all appropriate reclassifications and adjustments have been made in order to have homogeneous schemes between those envisaged by Spanish civil code rules and those envisaged by Italian regulations.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their projected future use, and possibly written-down to reflect any durable loss in value or, if not available for use, possibly adjusted to take into account a foreseeable reduced possibility of use and/or capacity to contribute to the future generation of economic results.

Start-up and expansion costs are recorded at purchase cost, including ancillary charges, and are amortised over five years.

This item primarily includes setting up costs and the registration fee on capital increases of consolidated companies.

Television rights for films and television series are recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.p.A. and at cost for the purchases made in 1994 and after.

Amortisation criteria, in line with the criteria adopted in the media industry, reflect the various modes of correlation between costs, audience and advertising revenues that can be associated with rights used by single-channel and multi-channel organisations.

Therefore, for the library of television rights available for broadcasting on multiple networks, in general the straight-line amortisation method was adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months, a method which reflects greater opportunities to exploit television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already charged if all showings made available under rights contracts have been used up, the remaining value is fully expensed.

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation criterion is used, connected with the number of showings available by contract and their actual broadcasting.

It should also be noted that, deviating from the general criteria of straight-line amortisation, rights to sports and news programmes are amortised almost entirely (90%) in the year the rights take effect, with the remainder being expensed the following year; rights to long-series dramas are amortised in the first year starting from their availability (70%) and in the following months (30%).

Rights acquired in 2004 for *Pay Per View* use on terrestrial digital technology are amortised at 100% when the event is broadcast.

Concessions and licences include the right to use frequencies acquired by third parties for experimenting new digital terrestrial broadcasting (DTB) technologies; these licences are amortised starting from the moment when the asset is available for use until the end of the transitory period as is defined based on current regulations (December 31st, 2006).

Trademarks are recorded at acquisition cost and amortised based on future revenue prospects and, in any event, over a period not exceeding 120 months.

Goodwill, recorded when acquired at a cost, is amortised over a period deemed to reflect future utility of the relevant operations and, in any case, over a period not exceeding 120 months.

Differences arising from consolidation are amortised over a period commensurate with the estimated profitability of the companies involved and, in any event, over a period not exceeding 120 months.

Other intangible fixed assets (***research, development and advertising costs, patents and intellectual property rights, concessions and other intangible fixed assets***) are recorded at acquisition or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their estimated future utility.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using depreciation rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

Buildings	2.5% -3%
Plant and machinery	10 %- 20%
Light construction and equipment	5% - 16%
Office furniture and equipment	8% - 20%
Motorvehicles	10% - 25%

Regardless of the depreciation already charged, if there is a permanent loss in value, the fixed asset in question is written down accordingly. If in future accounting years, the reasons for the write-down cease to be applicable, the original value is restored and adjusted only for depreciation.

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leases

In case of finance leases for fixed assets, if their amount is large and the term is substantially shorter than the useful life of the relevant assets, reference is made to International Accounting Principle no.17. According to this principle, assets acquired on finance leases should be recorded in fixed assets, and a financial payable for the same amount should be recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of capital quotas included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economical – technical life of the asset.

Equity investments

Investments in significant subsidiaries and "other companies" are recorded using the equity method, investments in non significant or inactive subsidiary or affiliated companies and "other companies" are recorded using the cost method.

If the equity method is used, investments are recorded in the financial statements for an amount equal to the corresponding portion of the shareholders' equity, less dividends, and adjusted as required using the appropriate principles for preparing consolidated financial statements.

If the cost method is applied, the value recorded in the financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred and is increased by the value of ancillary charges that can be reasonably allocated to the purchase or subscription price of the asset. The cost is reduced in the event of a permanent impairment of value if the subsidiary or affiliated companies incur losses and profits are not expected in the near future for an amount sufficient to offset the losses incurred. The original value is restored in subsequent accounting periods if the assumptions underlying the write-down no longer apply.

Inventory

Inventory is valued at the lowest between acquisition and production cost, including ancillary charges, and the estimated realisable value as can be determined according to market trends.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non EMU currencies were translated using December 31st, 2004 exchange rates, as determined by the European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of cost or estimated realisable value determined from the market situation. If written down, the lower value is not maintained in subsequent years, if the reason for the write down no longer applies.

As to own shares for stock option plans, the recorded value is determined based on the acquisition cost (method of the weighted average cost), or the lowest between book value, estimated realisable value determined from the market situation and value of exercising the option.

Prepayments and accrued income, accruals and deferred income

The items include portions of revenues and expenses common to two or more periods in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the balance sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non EMU currencies were translated using December 31st, 2004 exchange rate, as determined by the European Central Bank. Forward contacts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The main revenue flows are recognised as follows:

for advertising, at the time the insert or advertising commercial appears;

for goods, when they were shipped or delivered. If a right is rented, the related revenue is recognised in each year on an accruals basis according to the length of the rental contract;

for services, at the time when such services are rendered;

for rights, based on contract provisions.

Dividends

Dividends are recorded in the accounting period in which distribution is approved which is generally when they are received.

Gains and losses on exchange rates

The amount of a net profit, if any, resulting from adjusting of exchange rates at year end of foreign currency items, when approving the financial statements and deciding the subsequent allocation of the result, is allocated, for the part not offset by any loss for the year to a provision that cannot be distributed until the moment when it is realised.

Financial instruments

In order to face the risk of changes in interest or exchange rages, the Mediaset S.p.A. stipulates derivative contracts to hedge specific operations or net exposure.

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non EMU currencies are valued consistently with the assets and liabilities being hedged and booked by recognising income and charges in the income statement on an accruals basis.

For the recording of forward contracts in force at the end of the year, reference is made to that envisaged by Accounting Principle no. 26 and CONSOB communication no. DAC/28731 dated April 14th, 2000.

Interest differentials to receive or pay on interest rate swaps and equity swaps are recorded in the income statement on an accruals basis for the duration of the hedging.

Interest differences accrued and not paid at the end of the year are recorded under item *Accruals*.

Derivative contracts to hedge exchange rate risks are valued at the exchange rate at the closing date of the year, or at fair value, according to the type of derivative product. With respect to options, premiums paid are recorded under item *C) II) 5) Other receivables* and received premiums are recorded under item *D) 13) Other payables*.

Profits and losses are recorded in line with underlying assets, liabilities or commitments.

With respect to equity swaps, at the end of the year the underlying amount is valued; if the valuation generates losses, these are prudently recorded in the income statement.

Income taxes

Income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated under existing legislation, considering available exemptions and tax credits due.

Pursuant to accounting standard no. 25, deferred tax assets have been calculated by the individual companies based on timing differences between the value attributed to an asset or liability for taxation purposes and that attributed to it by the application of statutory criteria based on the rates in force at the moment timing differences are cancelled. Suitable adjustments in the event of a future change in the tax rate are made provided that the law providing for such a change has already been issued at the annual report drafting date.

Deferred taxation has also been provided in respect of adjustments arising from consolidation.

ADDITIONAL INFORMATION

Write-up of corporate assets according to Law no. 342 of November 21st, 2000

The value of Mediaset network trademarks, held by subsidiary company R.T.I. S.p.A., that were written up in 2000 in line with Law 342/2000, are recorded in the consolidated financial statements at their original recording value, to ensure a homogeneous application of accounting principles and the opportunity to compare Group's financial statements over time.

Adjustment of the annual report of the previous year

The financial statements at December 31st, 2004 include the new regulations regarding company reports and the relevant schemed introduced by the reform of company law as per Law Decree no. 6/2003 and subsequent amendments.

To make classification criteria of the financial statements at December 31st, 2003 homogeneous with those of the financial statements at December 31st, 2004 the following reclassifications have been made:

- reclassification of tax credits registered in the previous year under item C II 6 *Other receivables* to newly established item C II 4-bis *tax receivables*;
- reclassification of deferred taxes registered in the previous year under item C II 6 *other receivables* to newly established item C II 4-ter *taxes paid in advance*;
- reclassification of profit on exchange rates registered under item C 16 d) *other financial income* to newly established item C 17 bis *profit and losses on exchange rates*;
- reclassification of losses on exchange rates registered under item C 17 d) *interest and other financial charges* to newly established item C 17 bis *profit and losses on exchange rates*;
- reclassification of item C II 5 *Receivables from Fininvest Group and Mediolanum Group companies* to item C II 1-bis which retains the same name.
- reclassification of item C I 4) *Finished products and goods* to item C I 1) *raw materials and consumables*;

It should also be noted that, in order to make classification criteria of 2003 financial statements homogeneous with those of 2004 financial statements, the amount regarding the cost of Champions League matches for the 2004/2005 season which are not part of the period registered last December 31st, 2003 under Other receivables, was reclassified to item *Accrued income*.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

Tax consolidation

Mediaset Group companies, with the exception of Videotime S.p.A., have exercised the option for the acceptance of tax consolidation as per articles 117 and following of Presidential Decree

917/1986, as consolidated entities, jointly by Fininvest S.p.A. in the position of consolidating company.

The joining of Mediaset Group companies to "Fininvest tax consolidation" was subject to the introduction, in the consolidation agreement, of a safeguard clause based on which the Mediaset Group will not be requested to pay any income taxes higher than the amount that the Group would have paid in the event Mediaset S.p.A. had established its own tax consolidation.

The economic effect is determined, year after year, based on the taxable income transferred by all the companies that have joined the "Fininvest consolidation" and is registered as a reduction of income taxes.

Receivables and payables resulting from the acceptance of this new rule are registered under receivables from and payables to the parent company.

Information note on the transition process to IAS/IFRS

As a result of European Regulation (EC) no. 1606/2002 coming into effect, issued by the European Parliament and by the European Council in July 2002, starting from 2005, companies whose shares are publicly traded on a European regulated market are bound to draft their consolidated financial statements according to international accounting standards (IAS / IFRS) issued by the *International Accounting Standard Board* (IASB) and registered within the community.

This Regulation gave member states the possibility of allowing or making the application of IAS/IFRS mandatory also when drafting financial statements of companies traded at the stock exchange and of financial statements and consolidated financial statements of companies not traded at the stock exchange.

The European Commission which, by means of Regulation no. 1725 of September 29th, 2003, has already adopted international accounting standards and the relevant interpretation as at September 14th, 2002, in 2004 registered those standards that have been revised in the meantime by IASB, among which IFRS 1 ("First adoption of IFRS") and with some limitations, IAS 32 ("Financial instruments: exposure in the financial statements and additional information") and IAS 39 (Financial instruments: detection and assessment"), IFRS 2 ("Payments based on shares"), thus reaching a now stable system of accounting standards.

On November 26th, 2004 the Council of Ministers approved the scheme of implementation decree envisaged by article 25 of Act no. 306 of October 31st, 2003, (2003 Community Act). This document was approved in early February 2005 by the competent Parliamentary Committees, and envisages that companies traded at the stock exchange which are bound to draft their consolidated financial statements based on IAS/IFRS can draft, starting from 2005, also their financial statements according to these principles; the obligation starts from 2006. The possibility to apply IAS/IFRS is granted also to companies which are not traded at the stock exchange but are controlled by companies which are traded at the stock exchange.

It is the intention of the Mediaset Group to adopt the new international accounting standards starting from the consolidated quarterly report at March 31st, 2005, in line with the guidelines about the modes of transition for traded companies in the EU, included in CESR (*Committee of European Securities Regulators*) recommendation published on December 30th, 2003 and the faculty envisaged by the Consulting Document "*International Accounting Standards: periodical reports, interest/floating prospectuses, definition of the concept of related parties*" issued by

CONSOB on February 17th, 2005 which envisages a stepwise transition to new accounting standards, defining a period of transition for the first two 2005 interim reports. Parent company Mediaset S.p.A. will apply IAS/IFRS to its own financial statements starting from 2006.

In order to be ready for this change, as of July 2003, Mediaset Group started a specific project aimed at identifying the main differences between accounting criteria that are currently applied in drafting its consolidated financial statements, in compliance with legal rules on company accounts interpreted and integrated according to Italian accounting principles and applicable IAS/IFRS provisions and therefore the main areas of impact.

In 2004, an action plan was started, aimed at defining the adjustment of company processes and reporting systems, necessary for the preparation out-of-the-accounts of the opening balance sheet situation at the *transition date* (that will imply the adjustment of Group balance sheet at 1.1.2004) as well as *pro-forma* information regarding the balance sheet and income statement situation in the 2004 quarterly, half year and annual accounts, which will be presented in 2005 for comparative purposes.

At the present date, the final determination of adjustments of consolidated opening balance sheet amounts at the transition date (January 1st, 2004) envisaged by IFRS 1 and the consolidated balance sheet and income statement situation at December 31st, 2004 is being reviewed, as well as those for 2004 interim reports, drafted solely for comparative purposes.

Mediaset assigned a specific task to its auditing company Deloitte & Touche S.p.A. to check data resulting from the transition period. This check is still under way.

At its first application, the review of the balance sheet situation at the transition date according to the new standards, required the Mediaset Group to make some preliminary choices between the facultative options and exemptions envisaged by IFRS 1.

In particular, operations of *company aggregates* will not be subject to retroactive review through a new determination of the current value of assets and liabilities at the moment of the acquisition by the Group and the historic cost will be kept as first registration value for tangible and intangible fixed assets, whose subsequent evaluations will then follow the rules established by IAS 36.

In addition, the Mediaset Group decided to make use of the option that allows for the application of IAS 39 regarding the measurement and evaluation of financial assets and liabilities starting from January 1st, 2005 without drafting comparable situations for 2004.

Below are summarised the main differences between international accounting standards and current domestic rules, highlighting the expected impact in the new registration of 2004 consolidated situations for comparison purposes and in those that will be drafted applying the new standards from 2005. A determination of possible impacts on the income statement and the balance sheet resulting from the first application of IAS/IFRS will be included in the document that will include the first final consolidated situation of 2005 drafted under these standards.

Consolidation method:

In the first accounts consolidated according to IAS/IFRS, at the transition date, consolidation criteria envisaged by IAS 27 will be applied, which differ from current standards envisaged by Italian regulations since they extend the obligation of consolidation to subsidiaries that carry out dissimilar activities and any Special purpose Entities subject to actual control. The application of

this standard should not have substantial relevance for the Mediaset Group, since the only cases of subsidiaries not included in the consolidation area regard inactive companies or those of negligible size. In compliance with IAS 31 and 28, equity investments in joint-venture companies and jointly controlled companies will continue to be evaluated by the net equity method.

Intangible fixed assets

In compliance with IAS 38, most start-up and expansion costs, unlike current Italian regulations, are booked in the income statement. Start-up and expansion costs regarding share capital increases, funding operations and alike, will reduce the relevant shareholders' equity reserves or financings issued.

Development costs that meet the requirements stated in IAS 38 are capitalised on a mandatory basis.

The application of this principle is not particularly relevant for Mediaset since these items currently represent a marginal element with respect to the amount of Group operations.

IAS 38, together with IFRS 3, further introduces the concept of intangible fixed asset with indefinite useful life, which will no longer be subject to amortisation; this principle also covers goodwill deriving from "business combinations". These fixed assets must be subject every year to an impairment test at the level of the smallest assets aggregate whose cash flows are largely independent of other cash flows (cash generating unit), comparing the book value with the relevant market value or "value of use", that can be determined based on company plans, in order to determine and register any losses.

The application of this principle should generate a positive economic impact for the Mediaset Group, mainly in consideration of the cancellation of goodwill quotas regarding goodwill accounted for so far, for which especially the one generated by the consolidation of Gestevision Telecinco is relevant. Net goodwill values recorded among Group operations will then be subject to the impairment test.

Tangible fixed assets

According to IAS 16, the single elements of a complex tangible fixed asset, characterised by different useful lives, are recorded separately to be then depreciated consistently with their duration ("*component approach*").

In particular, under this standard, the value of land must be separated from that of the building constructed on it, and only the building can be subject to depreciation; for Mediaset, this meant analysing some elements mainly connected with own television stations located on leased land as well as signal broadcasting stations.

Financial instruments

According to the provisions of IAS 32, financial instruments, depending on the destination allocated by the company to the investment, can be classified as:

- financial assets/liabilities for negotiation purposes, valued at *fair value* with their effects recorded in the income statement;
- investments to be held until their maturity date;

- loans and credits;
- financial activities ready for sale (among which non consolidated and non associated equity investments), valued at *fair value* with effects recorded in net equity

Investments to hold until their maturity date and loans and credits are valued at the cost that can be amortised, according to a method based on the calculation of the actual interest rate. The application of this classification to financial assets and liabilities of the Mediaset Group, among which the first and last of the examples described apply, will therefore imply effects from evaluation that are recorded in the income statement or in net equity, respectively.

According to IAS 39, derivative instruments are financial assets and liabilities recorded in the accounts at *fair value*.

Derivative contracts can be considered for negotiation or hedging purposes. To fall into *hedge accounting* the operation must be documents and effective in its action of effectively neutralising the risk to be hedged. The risk to be hedged is represented by changes in market value or cash flows of the hedged object.

In this case, the derivative instrument is recorded at *fair value* with its effect suspended at net equity; in the opposite case, this effect is recorded in the income statement.

The application of this principle for the Mediaset Group is relevant mainly with reference to financial operations carried out to guarantee hedging against the risk of fluctuations in exchange rates, mainly for future commitments regarding the acquisition of television rights denominated in foreign currency. These operations will be accounted for using the *cash flow hedge*, according to which the effective part of the value change of the derivative is allocated to a net equity reserve that can be used to adjust the book value of the asset in the financial statements.

Stock Option Plans

IFRS 2 classifies Stock Options within the framework of "share based payments" and envisages for the types of plans issued by Mediaset, which belong to the "*equity-settled*" category, a determination of the *fair value* of the option rights issued at the date of assignment, its calculation as personnel cost to be registered during the vesting period of the plan and the allocation of the same amount to the net equity reserve.

Provision for risks and charges

Provisions for risks and charges are allocated exclusively with respect to a current commitment, resulting from past events, that can have legal, contractual nature or result from statements of behaviours of the company that determine valid expectations by the people concerned (implicit commitments).

Unlike that envisaged by Italian accounting standard, medium to long-term provisions shall be included in the accounts at current value and recorded in the income statement among the financial components of charges resulting after the initial recording because of the increase in liability associated with the passing of time.

Post-employment benefits

According to IAS 19, employee termination benefit (TFR) can be classified as a "post-employment benefit", of the "defined benefit plan" kind, whose already accrued amount must be projected to estimate the amount to pay when terminating the work relationship and

subsequently discounted using the "Projected unit credit method" to make a reasonable estimate of the amount of benefits that each employee has already accrued as a result of working.

Write-down of assets (impairment)

IAS/IFRS request that the existence of value losses ("*impairment*") of fixed assets is evaluated when there are indicators that lead to believe that such an issue may exist.

The possibility to recover the registered values is checked by comparing the accounting value booked in the accounts using the higher amount between net selling price and the usage value of the asset.

The usage value is defined based on the discounting of expected cash flows from the use of the asset (or from an aggregation of assets – the so called *cash generating units)* and its disposal at the end of its useful life.

This principle is relevant, considering the high incidence of intangible assets, mainly regarding television rights, and tangible assets with respect to the overall amount of the Group's invested capital, and therefore requests the preventive identification, in line with the Group organisation and business structure, of homogeneous aggregations of operations (so called *cash generating units*) at whose level the analysis must be carried out, according to the financial method envisaged by the principle.

COMMENTS ON THE MAIN ASSET ITEMS

(amounts in EUR millions)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show opening balances, movements during the year and closing balances.

For better understanding of the movements during the year, the contribution of the Telecinco Group is stated separately, where relevant.

Intangible fixed assets

Start-up and expansion costs include expenses associated with the start up or capital increase of consolidated companies.

	31/12/2004	31/12/2003
Start-up and expansion costs	1.0	1.8
Total	**1.0**	**1.8**

During the year, net increases of EUR 0.1 million were recorded, regarding the Telecinco Group; overall decreases, amounting to EUR 0.8 million may be fully attributed to amortisation quotas for the year.

For companies set up under Italian law, pursuant to article 2426 of the Civil Code, until these costs have been fully amortised, dividends may only be paid if there are sufficient free reserves to cover the balance of capitalised costs.

Research, development and advertising costs, whose balance at December 31st, 2004 was equal to EUR 1.8 million (EUR 1.4 million at December 31st, 2003), mainly includes the capitalisation of consulting expenses for the creation of in-house information systems. The effect arising from the consolidation of the Telecinco Group amounts to EUR 1.8 million. The decrease in the year, equal to EUR 0.5 million, is attributable to amortisation quotas.

Patents and intellectual property rights shows the following balances:

	31/12/2004	31/12/2003
Industrial patents and intellectual property rights	10.5	14.9
Total	**10.5**	**14.9**

The balance for the year, equal to EUR 10.5 million, EUR 1.4 million of which regarding the consolidation of the Telecinco Group, recorded during the year increases of EUR 7.6 million (EUR 0.3 million regarding the Telecinco Group) mainly as a result of software purchased and updated regarding the new computer platform for company administrative systems. Among the increases, EUR 0.6 million represents payments on account to suppliers which were classified at December 31st, 2003 as **intangible assets under formation and advances**.

Decreases totalling EUR 12.0 million mainly related to amortisation quotas for the year, EUR 1.6 million of which regarding the Telecinco Group.

Concessions, licences, trademarks and similar rights include the following:

	31/12/2004	31/12/2003
Television rights	1,985.6	1,923.6
Trademarks	7.2	8.2
Concessions	20.4	22.4
Total	**2,013.2**	**1,954.2**

Television rights at December 31st, 2004 equal to EUR 1,985.6 million, EUR 170.2 million of which regarding the Telecinco Group, increased during the year by a total of EUR 835.6 million, EUR 147.6 million of which regarding the Telecinco Group.

Increases for the year regarding Italy amounted to EUR 686.1 million (EUR 569.5 million in 2003) and refer to purchases for EUR 624.2 million and, for EUR 61.9 million, to advance payments previously made to suppliers following the finalising of the related contracts during the year or the completion of productions and classified at December 31st, 2003 under *intangible assets under formation and advances*. As to relationships with subsidiary companies, it is pointed out that, in 2004, rights were acquired from Medusa Film S.p.A. for a total amount of EUR 63.0 million of which EUR 22.0 million were capitalised, classified at December 31st, 2003 under *intangible assets under formation and advances*. Finally, rights for EUR 14.5 million were purchased by subsidiary company Milan A.C. S.p.A.

During the year, increases regarding the Telecinco Group amounted to around EUR 145.3 million and relate to the purchase of television rights for EUR 100.2 million and capitalisations of advances classified last year under *intangible assets under formation and advances* for EUR 45.1 million.

Overall decreases for the period of EUR 778.0 million were due to amortisation and write-down quotas for the year totalling EUR 770.0 million (EUR 841.4 million in 2003), of which EUR 157.4 million regarding the Telecinco Group. Other decreases relate to cancellations of prior year contracts for EUR 4.4 million and EUR 3.6 million regarding the sale of rights within the rights distribution activity carried out by the Telecinco Group.

Rights that have not come into effect at December 31st, 2004 amount on the whole to around EUR 466.2 million (EUR 352.5 million approx. at December 31st, 2003). The change over 2003 can be mainly attributed to the capitalisation of sports rights regarding the new MotoGP World Championship contract starting from the year 2007 and encrypted rights regarding football division match until 2006/2007 regarding 8 "Serie A" (Premiership) football teams.

In addition, around EUR 0.3 million (EUR 0.8 million at December 31st, 2003) of rights remain from the transfer of the business activity of Reteitalia S.p.A., the value of which was based on a special appraisal prepared at the time of the transfer.

Trademarks, equal to EUR 7.2 million, refer to television production trademarks and the "Jumpy" brand. The latter was registered in 2001 for EUR 5.6 million, following the acquisition of the business activity from Jumpy S.p.A. regarding the publishing operations of the Jumpy online portal, at the cost corresponding to the value determined on the basis of an out-of-court appraisal by an independent consultant whose objective was that of attributing an analytical value to acquired assets and liabilities. This brand is amortised on 120 months based on its estimated future utility.

Increases for the year, equal to EUR 0.2 million were mainly generated by the cost for the filing and registration of television production trademarks.

Decreases in the year, equal to EUR 1.2 million, are a result of amortisation quotas.

The revaluation of Canale 5, Italia 1 and Retequattro trademarks carried out on December 31st, 2000 by subsidiary company R.T.I. S.p.A. according to law 342/2000 is reversed in the consolidated financial statements as is described in the section of these notes devoted to ***Valuation criteria and accounting principles – Other information***.

Concessions and licences, equal to EUR 20.4 million, include investments made during the year for the acquisition of frequencies from local broadcasters for the implementation of the network infrastructure (multiplex) for the experimentation of the new Terrestrial Digital Television (TDT)

Decreases, equal to EUR 8.8 million, refer to 2004 amortisation quotas. The end of the amortisation period has been revised to take into account the new deadline, December 31st, 2006, envisaged by the current legislation for experimentation activities. Previous law provisions, Act no. 66 of March 20th, 2001, determined December 31st, 2005 as this deadline. During the current year, further investments for EUR 6.8 million were made.

Goodwill, equal to EUR 8.4 million consists of the goodwill generated following the acquisition of publishing operations of the online portal "Jumpy" entered on the basis of the previously mentioned independent appraisal and amortised over 120 months starting from the date of its registration.

Decreases in the year, equal to EUR 1.3 million, refer to the amortisation quotas of such goodwill calculated on a straight-line basis in 120 months starting from the date of its registration.

Intangible assets under formation and advances, at December 31st, 2004 amounted to EUR 203.8 million (EUR 175.4 million at December 31st, 2003) EUR 56.9 million of which belonging to the Telecinco Group. They mainly consist of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services, for options on the completion of programmes and production start-ups. These advances include EUR 59.4 million (EUR 39.7 million at December 31st, 2003), paid to Medusa Film S.p.A., a Fininvest Group company operating in the film industry under contracts which will see Mediaset Group acquire exclusive rights to films made and distributed by Medusa Film S.p.A. The price of these rights is contractually determined based on elements connected to the box-office takings of single films in Italian movie theatres.

Increases for the year, totalling EUR 141.7 million primarily consisted to advances paid to suppliers of TV rights and advances paid for the production of long serial dramas. Medusa Film S.p.A. received advances for EUR 41.7 million. Increases regarding the Telecinco Group amounted to EUR 38.1 million and are almost entirely attributable to advances paid to providers of TV rights and advances paid for the production of serial dramas.

Decreases amounted to EUR 115.0 million. They mainly resulted (EUR 107.0 million) completion of productions and the finalisation of contracts under negotiation at December 31st, 2003, with subsequent reclassification to ***television rights***. The portion of decreases pertaining to the Telecinco Group amounts to EUR 45.1 million.

Other intangible assets, whose balance at December 31st, 2004 amounted to EUR 64.9 million (EUR 7.9 million at December 31st, 2003) showed an overall increase in the year of EUR 73.3 million, EUR 67.3 million of which regarding the capitalisation of the payments made

to some "Serie A" football teams (Juventus, Milan, Inter, Roma, Livorno and Sampdoria) for first negotiation and pre-emption rights regarding encrypted television rights of these teams starting from season 2007-2008.

The acquisition of these rights was made within the framework of the agreements, stipulated during the year, about exploitation rights for terrestrial digital, cable and ADSL broadcasting for the football seasons for the three-year period 2004-2007.

Remaining increases, equal to EUR 6.0 million, are mainly attributable to works carried out on television posts, recording studios and leased premises, and particularly to the renovation and furnishing works in rented buildings.

Decreases in the year totalled EUR 16.3 million. EUR 11.5 million relates to first negotiation rights which, at December 31st, 2004, though no elements for forecasts were available, were written-down on the basis of presently available evidence, of the various contract terms that can be expected for the time when such rights can be negotiated. Further decreases, totalling EUR 4.8 million, are due to amortisation quotas during the year.

Differences arising from consolidation equal to EUR 334.7 million include, net of amortisation, the differences between the book value and the corresponding shareholders' equity of consolidated companies insofar as it could not be attributed to specific fixed assets.

The change with respect to December 31st, 2003, of EUR 26.3 million, concerns for EUR 78.2 million the adjustment of the purchase price of a 12% stake in Telecinco share capital from the Vocento Group, which took place on March 31st, 2003. This amount was determined, as is envisaged by the contract at the moment of the purchase, as the difference between the payment made to purchase the stake, equal to EUR 276 million, and the value of the same stake as results from weighted average prices of Telecinco shares during the first 5 days of trading on the stock exchange.

A further increase of EUR 0.1 million refers to the purchase of a minority interest in Videotime S.p.A.

Decreases equal to EUR 52.0 million refer to amortisation quotas for the year, EUR 47.8 million of which regard the difference arising from the consolidation of the Telecinco Group

Tangible fixed assets

The balance of this item at December 31st, 2004 was EUR 332.6 million (EUR 313.3 million at December 31st, 2003). The change with respect to the previous year is attributable to both the expansion of the terrestrial digital and analogue broadcasting network and the renovation of television studios and the updating of technical equipment for television studios. Increases for the year relate to both purchases and the completion of fixed assets that at December 31st, 2003 were accounted for under ***Tangible assets under formation and advances*** and mainly regard:

- Land and buildings: EUR 7.1 million. Increases refer for EUR 4.9 million to projects on the studios in the Cologno Monzese area and the Palatino Centre in Rome and for EUR 1.4 million to the renovation of headquarters and regional offices;
- plants and machinery: EUR 51.9 million, EUR 3.3 million of which regarding the Telecinco Group. Of such increases, EUR 31.5 million can be attributed to television broadcasting, recording systems and radio links (EUR13.0 million of which relates to the new digital multiplex technology) while EUR 12.6 million relates to the updating and maintenance of quality standards in existing production facilities;
- industrial and commercial equipment: EUR 5.8 million, EUR 0.7 million of which regarding the Telecinco Group;
- other tangible fixed assets: EUR 10.7 million, mainly regarding furniture, office equipment and personal computers, EUR 1.3 million of which regarding the Telecinco Group.

Overall decreases in the year in these asset categories, equal to EUR 65.8 million, mainly resulted from amortisation for the year for EUR 64.9 million and disposals for EUR 0.9 million.

It is pointed out that the useful life of television broadcasting systems and radio links, which are used for analogue broadcasting and cannot be converted to digital, has been reduced to take into account the times envisaged for the conversion by current industry legislation. These systems will therefore be depreciated by the end of 2006.

Fixed assets under construction and payments on account amounted to EUR 29.0 million and showed a net increase in the year of EUR 9.5 million related to projects already started but still under way, mainly regarding digital multiplex systems and other broadcasting equipment. Decreases of EUR 16.4 million are almost exclusively connected to the stipulation of contracts and subsequent capitalisation in the relevant balance sheet items.

Financial fixed assets

Investments

The following investments are valued by means of the equity method:

	31/12/2004	31/12/2003
Affiliated companies:		
Aprok Imagen S.L.	0.7	0.6
Canal Factoria de Fiction S.A.	0.4	0.2
Fascino P.G.T. S.r.l.	7.0	6.0
GSMBOX Espana	-	0.7
Mediavivere S.r.l.	1.6	-
Multipark Madrid	2.4	2.4
Premiere Megaplex S.A.	0.1	0.1
Press TV S.p.A.	1.1	-
Publieci Television S.A.	0.9	0.8
Titanus Elios S.p.A.	9.2	9.0
Other companies:		
Albacom S.p.A.	-	-
Total investments recorded using the net equity method	**23.4**	**19.8**

Changes during the year mainly regard:

- **Fascino P.G.T. S.r.l.**: the purchase of another 10% stake in the company share capital, for an amount of EUR 1.9 million. As a consequence of this purchase on November 30th, 2004, the Group's stake in this company rose from 40% to 50%. The value of this equity investment includes residual goodwill for EUR 6.2 million;
- **Press TV S.p.A.**: the change over 2003 can be attributed to a EUR 0.7 million capital increase following the decision taken by the General Meeting of April 19th, 2004 and the subsequent payment, as per Board of Directors proposal on December 21st, 2004, made by subsidiary company R.T.I. S.p.A. to hedge losses for EUR 0.8 million. The investment was then written down by EUR 0.4 million to include the losses for the year;
- **MediaVivere S.r.l.**: purchase of 50% of the company share capital, joint venture with Endemol Italia S.p.A., for an amount of EUR 0.4 million, corresponding to the face value of the purchased shares. The investment was adjusted for EUR 1.2 million to include the profits of the Mediaset Group at December 31st, 2004;
- **GsmBox Espana S.A.**: Telecinco Group sold its 45% stake in this company to third parties;
- **Albacom S.p.A.**: the investment, which had been reduced to zero on December 31st, 2003, was increased in 2004 as an effect of the conversion into capital, pro – quota by the shareholders, of part of financial receivables that existed on December 31st, 2003 as per the decisions taken by the General Meetings of March 29th and July 30th, 2004. The investment was then written down totally to take into account the guaranteed minimum amount in the event of a disposal, under the agreements stipulated in December 2004, as detailed in the Report on Operations.

For a more detailed analysis of changes in investments, refer to the comments on the Provision for risks and charges and on the income statement.

The following investments were valued at cost:

	31/12/2004	31/12/2003
Subsidiaries:		
Boing S.p.A.	5.1	-
Other	0.1	0.1
Affiliated companies:		
Consorzio Aeromobili Fininvest	-	0.2
Veleno S.p.A.	-	1.0
Other	0.1	0.2
Other companies:		
Holding di Partecipazioni Aziendali S.p.A. (HOPA)	96.4	96.4
Euromedia Luxembourg Two S.A.	2.7	5.4
Convergenza S.C.A.	6.3	4.8
TV Breizh S.A.	-	0.8
Other	1.0	1.2
Total investments valued at cost	**111.7**	**110.1**

Changes during the year mainly regard:

the merger by incorporation in R.T.I. of **Epsilon TV Production S.r.l.** on June 25th, 2004

- **BOING S.p.A.**: at its establishment, a 51% stake of share capital was purchased for EUR 5.1 million. The object of this company, equally owned with Turner Broadcasting System Europe Limited, is the creation of a free-of-charge children's channel broadcast by means of the terrestrial digital technique. Considering that the company was set up near the end of the year, in 2004 the company was registered at cost;
- the liquidation of **Consorzio Aeromobili Fininvest (CAFIN)**, as per decision of the Members' Meeting of July 22nd, 2004;
- **Veleno S.p.A.:** the investment was zeroed following the liquidation and its subsequent cancellation from the Register of Companies on April 15th, 2004;
- **Convergenza S.C.A.:** subsidiary company Mediaset Investment S.a.r.l. subscribed, according to its own stake, equal to 5% of share capital, a capital increase decided and subscribed on May 18th, 2004 for an amount of EUR 1.5 million;
- **TV Breizh S.A.**: overall write-down of the investment for EUR 1.2 million to include the part of losses pertaining to the company which had been accrued at December 31st, 2004 and considered unlikely to be recovered based on currently available company plans; of this write-down, EUR 0.4 million has been allocated to a provision for risk to include those losses which exceed the value of the investment;
- **GsmBox S.p.A.**: Telecinco Group sold its 1% stake to third parties
- **Euromedia Lux Two:** the reduction in the value of the investment compared to December 31st, 2003 can be attributed for EUR 0.8 million to a share capital reduction decided on December 21st, 2004 by means of a reduction in the share face value. The investment is written down by EUR 0.5 million to include the part of losses pertaining to the company at December 31st, 2004 and to a reclassification, for EUR 1.4 million, of the provision for risks allocated to reflect losses from the valuation of the security portfolio of Euromedia Venture Fund (a U.S. based fund which invests in new technologies) of which Euromedia Luxembourg Two S.A. holds a 27.40% stake.

It should also be noted that the value of the 2.73% shareholding in the share capital of **HOPA S.p.A**. for EUR 96.4 million (backed at the moment of its acquisition by an export assessment

stating the correctness of this value) was EUR 22.4 million higher than the corresponding share of net equity resulting from HOPA's consolidated financial statements at December 31st, 2003. The book value is kept in the financial statements at December 31st, 2004 also in consideration of the positive results achieved by the company during the year and confirmed in the reports of HOPA S.p.A. approved by the Board of Directors of the company on March 8th, 2005 which shows a net profit of EUR 162.7 million.

Attached is a list indicating the information required for each subsidiary and affiliated company by current regulations on consolidated financial statements.

Further information about investments during the year can be found in the Report on Operations.

Receivables

This item includes medium and long-term receivables to which no value adjustments have been made.

Receivables from other associated companies amounted to EUR 1.7 million and refer to loans granted by Gestevision Telecinco S.A. to the associated company Premiere Megaplex S.A.

Receivables from other companies, whose balance at December 31st, 2004 amounted to EUR 4.1 million (EUR 4.0 million at December 31st, 2003), include EUR 2.2 million receivables in guarantee deposits made for leases and utilities and EUR 1.9 million due from taxation authorities for advance taxation paid on the Employee Termination indemnity reserve. Of the total balance, EUR 2.2 million is due after more than one year.

Current assets

Inventory

At the end of the year, this item consisted of:

	Gross	Write-downs	31/12/2004 Net Value	31/12/2003 Net Value
Raw and ancillary materials, consumables	6.9	(3.1)	3.8	3.8
Work-in-progress and semi-finished products	7.4	-	7.4	2.2
Contracts in progress	-	-	-	-
Finished products and goods	20.4	(4.8)	15.5	11.1
Advances	-	-	-	-
Total	**34.7**	**(7.9)**	**26.7**	**17.1**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Finished goods and products primarily include::

- television productions held by R.T.I. S.p.A. totalling EUR 12.3 million (EUR 11.4 million at December 31st, 2003);

- products to be sold through Mediashopping, mainly decoders for terrestrial digital reception, for EUR 2.0 million;
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 1.2 million net of the write-down provision of EUR 1.6 million;
- during the year, EUR 3.3. million was reclassified under *raw materials, consumables and supplies*, that had been recorded at December 31st, 2003 under *Finished goods and products*, belonging to Elettronica Industriale S.p.A., since this company has ceased its goods sale and production activities.

Receivables

At December 31st, 2004 this item could be broken down as follows:

	31/12/2004			31/12/2003
		Due		
	Total	within 1 year	after 1 year	
Receivables from customers	905.3	905.3	-	795.1
Receivables from subsidiaries	0.2	0.2	-	4.7
Receivables from affiliated companies	2.3	2.3	-	4.0
Receivables from parent company	2.8	2.8	-	3.8
Receivables from Fininvest Group and Mediolanum Group companies	10.2	10.2	-	16.7
Other receivables	142.6	142.6	-	158.8
Total	**1,063.4**	**1,063.4**	**-**	**983.1**

Below follows a comment on the various items in the table.

Trade receivables

	31/12/2004		
	Gross	Write-downs	Net value
Receivables from customers due within one year	958.6	(53.3)	905.3
Receivables from customers due after one year	-	-	-
Total	**958.6**	**(53.3)**	**905.3**

Trade receivables relate for EUR 806.2 million net of the allowance for doubtful accounts, to the sale of advertising space (EUR 735.8 million at December 31st, 2003), EUR 154 of which relating to the Telecinco Group net of the allowance for doubtful accounts for EUR 9.1 million and EUR 3.9 regarding Publieurope International Ltd. Re remainder, of which EUR 17.7 million relate to the Telecinco Group, consists of receivables for the sale of rights and television productions and for the sale of radio and television equipment. No receivables are due after 5 years.

The allowance for doubtful accounts reflects adjustments to bring receivables in line with their estimate realisable value. During the year, EUR 17.1 million of the allowance for doubtful accounts was utilised, mainly in respect of losses on advertising clients, while a further EUR 10.7 million was provided.

Receivables sold to factoring companies without recourse totalled EUR 274.9 million (EUR 300.7 million at December 31st, 2003). Receivables not yet collected at December 31st, 2004 amounted to EUR 85.9 million; none of these receivables was collected in advance.

Since there were no receivables due after more than five years at December 31st, 2004, the amounts have not been broken down by geographical areas.

Receivables due from subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

This item includes short-term receivables and may be analysed as follows:

	31/12/2004	31/12/2003
Receivables from subsidiaries	0.2	4.7
Receivables from affiliated companies	2.3	4.0
Receivables from parent company	2.8	3.8
Receivables from Fininvest Group and Mediolanum Group companies	10.2	16.7
Total	15.5	29.2

The above receivables, which do not include amounts due after more than one year, are all considered to be recoverable and, accordingly, no value adjustments have been made in respect of them.

Receivables due from subsidiary companies refers to funds given to subsidiary company Boing S.p.A. for EUR 0.3 million for various services.

Receivables from affiliated companies mainly concerns EUR 1.5 million owed to the Telecinco Group from its affiliated companies and to R.T.I. S.p.A. from Mediavivere S.r.l. for EUR 0.7 million for support services for producing television drama.

Receivables due from parent company, relating to Fininvest S.p.A., regard requests for compensation made by Group companies, under the guarantee issued by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiary companies on June 6th, 1996, and expired on December 31st, 2002 and commented below under item *commitments and risks*, equal to EUR 2.6 million, and recharged services amounting to EUR 0.2 million.

Receivables due from Fininvest Group and Mediolanum Group companies mainly relate to the sale of advertising and recharged services.

For a detailed breakdown of these items, please see the table covering relations with Fininvest Group and Mediolanum Group companies, included in the Report on Operations.

Tax receivables

As is envisaged by Law Decree no. 6 of January 17th, 2003 and subsequent amendments, this newly established item, whose balance amounts to EUR 1.9 million (EUR 35.7 million at December 31st, 2003), includes amounts due from Taxation Authorities, (with the exception of applications for reimbursements) mainly regarding IRAP (regional tax) owed to the Group's Italian companies.

The decrease over the previous year is mainly attributable to the transfer to the parent company of amounts due from Taxation Authorities for IRES. These receivables, as is shown under item *Payables to parent company*, contribute to the share of the Group's tax burden in

application of the agreement on the exercise of the option for the nationwide consolidated tax regime stipulated on December 27th, 2004.

Tax assets paid in advance

As is envisaged by Law Decree no. 6 of January 17th, 2003 and subsequent amendments, this newly established item, whose balance amounts to EUR 171.8 million (EUR 174.7 million at December 31st, 2003) regards taxes paid in advance minus payables for deferred taxes. The amount due after more than one year amounts to EUR 147.1 million.

The table below shows the main elements in this item:

	31/12/2004		31/12/2003	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Elimination of taxation interference on tangible fixed assets	96.5	35.9	94.2	35.1
Elimination of taxation interference on intangible fixed assets	61.7	18.7	100.8	37.2
Elimination of taxation interference on the provision for bad debt	10.1	3.5	2.7	1.6
Leasing	7.9	3.0	7.9	3.0
Adjustment from consolidation on intangible fixed assets	3.8	1.3	6.0	2.1
Other	0.4	0.1	1.0	0.4
Total liabilities	**180.4**	**62.5**	**212.6**	**79.4**
Assets for advance taxes for:				
Provision for sanctions and litigation	71.7	27.0	34.6	13.9
Provision for write-down rights	64.9	24.5	47.4	17.5
Provision for write-down inventories	6.6	2.5	6.9	3.0
Provision for write-down investments	140.2	46.3	197.5	65.2
Amortisation write-down on trademark write-ups	81.4	30.3	110.0	40.0
Amortisation write-down on intercompany sales	266.4	99.3	299.7	111.7
Other	13.8	4.4	6.0	2.8
Total assets	**645.0**	**234.3**	**702.1**	**254.1**
Total		**(171.8)**		**(174.7)**

The main changes during the year relate to the use of taxes paid in advance allocated for the write-downs of investments made in previous years, and mainly regarding Kirch Media and Albacom.

Other receivables

This item is made up as follows:

	31/12/2004	31/12/2003
Due from taxation authorities (call for reimbursement)	9.0	0.8
Advances to suppliers, temporary staff and agents	9.1	11.9
Advances to employees	1.6	1.3
Transfer of receivables	89.8	89.9
Other	33.1	54.9
Total	**142.6**	**158.8**

The above receivables include amounts due after more than one year for EUR 4.2 million.

Receivables due from taxation authorities include Telecinco Group receivables for EUR 6.4 million. This item also includes EUR 0.9 million in amounts receivable for direct taxes relating to previous periods, for which reimbursement has been requested. These amounts are payable within the period.

Advances to suppliers, outside contractors and agents include advance payments made to advertising area consultants and suppliers amounting to EUR 1.9 million, to suppliers, artists and other professionals for television productions amounting to EUR 6.8 million and to sundry suppliers amounting to EUR 0.4 million.

Advances to employees consists primarily of sums advanced for business travel.

Factored receivables comprises the amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at year end.

Other receivables include EUR 19.5 million (EUR 42.8 million at December 31st, 2003) regarding the interest-free loan paid to Albacom S.p.A under the deliberation taken by the Board of Directors on June 28th, 2004. The decrease over the previous year is due to both the conversion of this loan into share capital as per deliberations of the Extraordinary Meetings of March 29th and July 30th, 2004, as well as the write down of the remainder of the loan at December 31st, 2003, equal to EUR 13.4 million.

Financial assets (which are not fixed assets)

Own shares

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on April 20th, 2000, April 9th, 2001, April 24th, 2002, April 16th, 2003 and April 27th, 2004 which authorise the Board of Directors to make purchases for a maximum amount of 70,000,000 shares (5.92% of share capital). This authorisation is valid until the approval of accounts at December 31st, 2004, and in any case for no more than 18 months from the date of the meeting's decision.

The value of own shares owned at December 31st, 2004 amounts to EUR 17.3 million, (EUR 21.9 million at December 31st, 2003) equal to 1,957,000 shares to be used for the stock option plans approved. As to the 1,500,000 shares to be used for the stock option plan approved in 2002, EUR 0.3 million has been written down in order to adjust the book value to the share market value at December 31st, 2004. With respect to 457,000 shares to be used for the stock option plan approved in 2001 no adjustments were made since the share market value was higher than the book value.

At December 31st, 2004 there were no own shares destined to be used for the stabilisation of the share price at the stock exchange.

During the year, in order to stabilise the share performance a total of 11,711,951 shares were purchased, for an amount of EUR 108.0 million and 12,818,951 shares were sold for an amount of EUR 112.4 million. The overall economic effect of these operations generated a net income amounting to EUR 1.7 million.

Other securities

This item amounts to EUR 219,1 million, and includes:

- shares and bonds held worth EUR 97.1 million (EUR 103.4 million at December 31st, 2003) net of the write-down to bring them in line with market value.
- investment fund units of EUR 122.0 million (EUR 117.1 million at December 31st, 2003), EUR 13.2 million of whish related to subsidiary company Gestevision Telecinco S. A and EUR 108.8 million purchased by parent company Mediaset S.p.A. (net of the write-down to bring them in line with market prices for EUR 0.1 million) and managed by the relative fund management company in which it has a stake.

This fund management company consists of an umbrella fund, that is, organised in minor investment funds, which are managed separately but, from a legal viewpoint, are considered as one single unit. Fund shares can only be sold to institutional investors. Mediaset S.p.A. which, in 2004, replaced subsidiary company Mediaset Investment S.a.r.l in the management of financial instruments, purchased investment quotas in three sub-funds, that mainly invest in fixed-rate securities with high ratings by agencies such as Moody's and S&P. The reference benchmarks of the purchased sub-funds are in line with those on the market for funds of a similar nature and with similar investment limits. In addition to Mediaset S.p.A. with a 19.92% quota, at December 31st, 2004, the fund shareholders were Mondadori International S.A., a company belonging to the Mondadori Group, with a 64.9% quota and Trefinance S.A., a company belonging to the Fininvest Group with a 15.18% quota.

Guidelines for the investment in each sub-fund are in line with that established by the Board of Mediaset S.p.A. and are geared towards minimising investment, counterpart and exchange rate risks. Their management policies envisage clear limits in cash investments; in particular, each section can invest in:

- Euro deposits;
- government securities of countries belonging to OECD with a rating of "A" (S&P) or "A2" (Moody's) or higher;
- bonds that have, for at least 95% of the portfolio, a rating of "BBB" (S&P) or "BAA2" (Moody's) or higher.

During the year the fund management company distributed dividends to the Mediaset Group totalling EUR 3.9 million.

Liquid funds

This item is made up as follows:

	31/12/2004	31/12/2003
Bank and postal deposits	249.8	286.1
Cash in hand and cash equivalents	0.1	0.1
Total	**249.9**	**286.2**

This item includes EUR 179.7 million relating to the Telecinco Group (EUR 189.6 million at December 31st, 2003).

Net financial position

The net financial position of the Mediaset Group at December 31st, 2004, compared with the position at December 31st, 2003, is as follows:

	31/12/2004	31/12/2003
Liquid funds	249.9	286.2
Financial assets and securities (which are not fixed assets)	219.9	226.1
Total financial assets	**469.8**	**512.3**
Due to banks	(404.5)	(704.2)
Due to other financial institutions:		
Factoring companies	-	(2.2)
Lease companies	(3.3)	(4.1)
Other	-	(1.1)
Total financial liabilities	**(407.8)**	**(711.6)**
Net financial position	**62.0**	**(199.3)**

Financial liabilities are shown above only for the purpose of reporting the net financial position of the Mediaset Group at December 31st, 2004 and comparing it with that at December 31st, 2003. The contribution of the Telecinco Group to the overall net financial position of the Mediaset Group amounted to EUR 244.3 million. It should be noted that item **Securities and financial assets which are not fixed assets** does not include own shares for the approved Stock Option Plans amounting to EUR 17.3 million. It includes EUR 0.7 million of financial receivables regarding the Telecinco Group and registered among **Receivables from subsidiary companies.**

For a more detailed analysis of overall changes, reference should be made to the Report on operations.

Prepayments and accrued income

	31/12/2004	31/12/2003
Accrued income	0.5	0.4
Prepayments	33.5	33.8
Total	**34.0**	**34.2**

Accrued income refers mainly to the mark to market and fair value accounting of hedging operations for foreign exchange risks on existing trade payables and receivables at December 31st, 2004 (splitting into instalments on an accruals basis of the positive deadlines and calculation of the operations compared with the exchange rate at year end) and to the splitting into instalments of interest on non-stock securities.

Prepayments relates to bartering arrangements involving the subsidiary company Promoservice Italia S.r.l., amounting to EUR 7.9 million, as well as rent payable, insurance premiums, sundry services and the costs regarding the rights for Champions League matches for the 2004/2005 season not pertaining to this year and which are registered in the income statement when the single event takes place for EUR 16.5 million.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(amounts in EUR millions)

Shareholders' equity

Movements in shareholders' equity are provided in an attachment as is a reconciliation of the shareholders' equity of Mediaset S.p.A. to consolidated shareholders' equity.

The main items making up shareholders' equity and the movements therein during the year were as follows:

Share capital

At December 31st, 2004 the share capital of the Mediaset Group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the year.

Share premium reserve

At December 31st, 2004 the share premium reserve, which is the same as that of the parent company, amounted to EUR 739.7 million. No changes occurred during the year.

Legal reserve

At December 31st, 2004 this reserve amounted to EUR 96.0 million (EUR 87.2 million at December 31st, 2003). It increased during the year of EUR 8.8 million following the allocation of 5% of 2003 net profit of Mediaset S.p.A., as approved by the General Meeting held on April 27th, 2004. This reserve is the same as that reported in the financial statements of the parent company.

Reserve for own shares

At December 31st, 2004 the reserve for own shares amounted to EUR 17.3 million, (EUR 21.9 million at December 31st, 2003) equal to the value of shares registered under item **Financial assets which are not fixed assets,** pursuant to article 2357 of the Italian civil code. During the year, the company bought and sold 11,711,951 and 12,818,951 of its own shares, respectively.

Other reserves

At December 31st, 2004 other reserves amounted to EUR 18.5 million (EUR 118.6 million at December 31st, 2003); the decrease amounted to EUR 100.1 million approx. and was the result of the following movements:

- withdrawal of EUR 104.8 million from the extraordinary reserve, according to the General Meeting's decision of April 27th, 2004, to supplement the profit for the year, for the distribution of dividends;
- transfer of EUR 4.7 million to the extraordinary reserve from the reserve for own shares;

Other reserves also include EUR 8.9 million in capital grants (unchanged with respect to December 31st, 2003), taxes are deferred on 50% of the grants received and this portion of grants will be included in the income for the year if utilised for purposes other than to cover losses.

The remaining portion of the grants is taxed over ten years and is recorded here net of deferred tax.

Retained earnings

This item has increased following the retention of a position of consolidated net profit for the year ended December 31st, 2003 and decreased due to dividends paid during the year (EUR 271.3 million).

Profit for the year

This item includes the net profit for the year, from January 1st to December 31st, 2004, equal to EUR 500.2 million.

Group shareholders' equity and reserves attributable to minority interests

The make up of this item and movements therein are set out below:

	31/12/2004	31/12/2003
Share capital and reserves	120.7	182.0
Gross profit/(loss) for the period	103.8	58.9
Total	224.5	240.9

The change with respect to December 31st, 2003 refers to the distribution of profit attributable to minority interests made by subsidiary company Telecinco for EUR 120 million and to the profit for the year attributable to minority interests equal to EUR 103.8 million.

Provision for risks and charges

The make up of these reserves and movements therein are set out below:

	1/1/2004	Allocations	Uses	Other changes	31/12/2004
1. Provision for pension benefits and similar obligations	0.2	0.7	(0.6)	0.1	0.4
3 . Other provisions	125.0	102.9	(51.0)	-	176.9
Total	125.2	103.6	(51.6)	0.1	177.3

Provision for retirement benefits and similar obligations (item 1) mainly consist of the supplementary social security reserve established pursuant to the supplementary corporate agreement stipulated on July 4th, 1992 and incorporated in the supplementary corporate agreement of January 13th, 1997.

"Other reserves" (item 3) mainly consist of the following:

Reserve for litigation risks, equal to EUR 46.2 million (EUR 28.9 million at December 31st, 2003): the purpose of this reserve is to cover likely liabilities resulting from lawsuits involving compensation requested for defamation or the violation of personal rights, sanctions imposed

by the Regulatory Authority and compensation for damages. The outcome of these cases is uncertain and, accordingly, the amount provided represents a prudent estimate of the potential liability. The amount regarding the Telecinco Group, equal to EUR 37.2 million (EUR 21.6 million at December 31st, 2003) mainly refers to allocations made for lawsuits under way regarding the settling of amounts required by some category associations.

The *Reserve for ongoing disputes with employees and social security institutions*, equal to EUR 13.8 million (EUR 11.7 million at December 31st, 2003) refers to disputes whose outcome, at the time being, is uncertain and the amount provided represents therefore a prudent estimate of the potential liability. The amount provided during the year relates to social security disputes, the amount expected to be paid to employees and other staff in the form of settlements and damages arising under claims not covered by the guarantee issued by Fininvest S.p.A. on June 6th, 1996, as examined elsewhere in these explanatory notes.

Reserve for contractual risks, equal to EUR 45.9 million (EUR 37.0 million at December 31st, 2003). The most significant elements of this reserve include the amount provided in respect of the risk that artistic resources will be under-utilised compared to contractual provisions and amounts provided in respect of possible disputes with suppliers of rights and bad debts in the form of goods (resulting from the sale of advertising under bartering arrangements).

Reserve for other risks, equal to EUR 71.1 million (EUR 47.4 million at December 31st, 2003

Provisions for the year totalled EUR 39.6 million and mainly refer to:

- a provision made at the end of 2004 following the execution, with all the other shareholders, of the sale contract of the equity investment in Albacom S.p.A. to British Telecom PLC. Under the terms of the agreement, Mediaset S.p.A. will purchase from BNL the part pertaining to its investment of the medium-to-long term bank debt of Albacom S.p.A., already guaranteed for the same amount, with the addition of interest, for an overall amount of EUR 49.2 million. With respect to this amount receivable, that will be acquired by British Telecom PLC, a provision of EUR 34.6 million was established, resulting from the difference of its value and EUR 14.6 million with the addition of interest, the minimum value envisaged by the contract in the closing operation of the sale of the investment;
- a provision of EUR 2.3 million regarding the legal proceedings between the Ministry of Communication and Albacom S.p.A. for the non payment of concession fees of subsidiary company N.S.T. S.p.A. for which Albacom had previously allocated a provision for risks and charges, which Mediaset S.p.A. took over based on the agreements for the sale of the investment;
- a provision of EUR 0.9 million prudentially allocated to reflect the likely charge connected to the financial commitment taken with respect to employees involved in the Stock Option Plan decided by the Stock Plan Committee on the basis of what had been envisaged by the General Meeting of April 27th, 2004 to meet the relevant obligations. It should be noted that the same valuation, alternatively made on the basis of the fair market value of the option by means of quantitative estimating methods (Black & Scholes method) and calculated on the basis of the likely value of the share at the time of actually exercising the rights connected to the allocation above, would imply a negative difference totalling EUR 3.1 million.

Overall decreases amount to EUR 15.8 million and mainly refer to the use of a provision allocated on December 31st, 2003 to cover the losses of the Albacom Group in excess of the

value of the shareholding with respect to the conversion made during the year of the amount receivable from this company and the reclassification, with a reduction in value of the shareholding in Euromedia Luxembourg Two S.A. for EUR 1.4 million, as already mentioned in the comment on *Investments*.

It should be noted that the provision for risks regarding the 2003 Stock Option Plan allocated on December 31st, for an amount of EUR 7.6 million was recalculated as EUR 6.8 million due to the adjustment to the value resulting from the difference between the Mediaset stock value at December 31st, 2004 and the price for the exercising of the rights above.

It should also be noted that the same valuation of the Stock Option Plan, alternatively made on the basis of the fair market value of the option by means of quantitative estimating methods (Black & Scholes method) and calculated on the basis of the likely value of the share at the time of actually exercising the rights connected to the allocation above, would imply a negative difference totalling EUR 6.4 million.

With respect to the Stock Option Plan assigned in 2002 for a total of 2,584,000 Mediaset S.p.A. ordinary shares, it is pointed out that 1,500,000 shares have already been purchased, while no provision for risks was necessary for the remaining commitment since it has been hedged. It should also be noted that the market value at December 31st, 2004 is lower than the assignment value.

It should also be noted that, also for the kinds of risks as per item 3, no provisions have been made for potential charges and liabilities regarding events prior to July 15th, 1996, as these are covered by the guarantee issued by Fininvest S.p.A.

On February 20th, the Attorney's Office of the Milan Court issued a notice of conclusion of the preliminary investigations under article 415 bis of the criminal code against 14 people within the criminal case no. 22694/01 RGNR.

By virtue of this communication, the people concerned and their lawyers were informed that the documents regarding the investigation performed had been filed at the secretary of the public attorney and that they had authority to see and make copies of it.

In this case, Mediaset plays the role of "subject to a crime".

The notice of conclusion of the preliminary investigation under article 415 bis of the criminal code is a step of the procedure that can lead to a request for commitment for trial of the investigated parties or following the requests or the documentation filed by the defending counsels, to a request for dismissal of the case.

At the moment of the notice of conclusion of the preliminary investigations, a prosecution had not been formally decided.

With respect to the charge included in the notice of the conclusion of preliminary investigations, it should be noted that, besides the hypothesis of embezzlement, made – according to the prosecutor – against the company, the part which affects Mediaset more closely is that regarding the crime of unfair presentation of financial statements with aggravating circumstances (raised, among others, also against the Chairman of Mediaset) resulting from the fact of showing "*in Mediase'st financial statements regarding the years 1996, 1997, 1998 and 1999, facts which are not true, with respect to the modes of acquisition (and registration in the financial statements) of broadcasting rights, the main item in the company assets*".

The events raised in this charge extend, at the moment, until May 20th, 2000, the date when 1999 annual reports were filed.

The company states again that its administrators and managers have nothing to do with the assumptions made by the public prosecutor because Mediaset has always purchased real rights from existing subjects and at market prices.

In March this year, the preliminary investigation came to a conclusion regarding dominant positions in the three-year period 2001-2003 that had been started under the provisions included in Act 249/97 now cancelled by Act 112/04, whose objective was to investigate a possible failure to comply with the measure taken in July 2003 that requested those concerned not to make in the second half of 2003 "forbidden actions or behaviours under article 2 of Act 249/97".

The case was concluded with the Authority ascertaining that its warning had not been followed and the subsequent issue of a penalty, under article 1 clause 31 of Act 249/97 amounting to EUR 45.0 million approx., equal to 2% of 2003 advertising sales.

After examining the decision and supported by specific opinions given by authoritative experts in the field, which are based on objections regarding the procedure (wrong application of the regulation as per deliberation no. 26/99 and article 1 clause 31 of Act 249/97, lack of previous notification), and regarding the content (absence of the raised failure to comply and lack of the administrative nature of the formal warning), and considering it unlikely that the penalty will materialise, no provision for risk has been entered in the financial statements.

The company will submit immediate rejection to the competent Administrative Court (TAR in Lazio), with simultaneous claim to obtain a precautionary suspension of the injunction.

Employee termination indemnity

Changes in this reserve during the period were as follows:

Balance at 1/1/2004	**106.9**
Amount accrued and charged to income statement	17.9
Indemnities paid during the period and changes in the consolidation area	(10.9)
Balance at 31/12/2004	**113.9**

Payables

Details of the make-up of this item, together with movements therein, are provided below:

Due to banks

Amounts due to banks are analysed as follows:

	Balance at 31/12/2004				Balance at 31/12/2003
		Due			
	Total	within 1 year	1-5 years	after 5 years	
Payables without collateral:					
credit lines	388.0	148.0	240.0	-	699.0
overdraft	11.5	11.5	-	-	0.9
easy-term loans	5.0	4.9	0.1	-	4.3
Total	**404.5**	**164.4**	**240.1**	**-**	**704.2**

In 2004, contracts regarding credit lines stipulated with major national banking institutions decreased by EUR 311.0 million. A five-year funding contract stipulated at the end of 2002 is still in place with a pool of major national banking institutions, and totals EUR 300.0 million.

Under this contract, the following financial covenants should be monitored every six months on the basis of Mediaset Group consolidated data:

1. Net financial position/EBITDA lower than 1,5;
2. EBITDA/Net financial charges no lower than 10.

These requirements have been fulfilled to date.

It should also be noted, that with respect to the medium-term loan above, a hedge contract has been stipulated on the risk of interest rate change.

Soft loans include EUR 4.9 million regarding the Telecinco Group.

Due to other financial institutions

Amounts payable to other financial institutions totalled EUR 3.3 million at December 31st, 2004 (EUR 7.4 million at December 31st, 2003). They refer to sums due to leasing companies concerning real estate leased for the television group, EUR 3.0 million of which are long-term amounts.

Advance payments received

This item, totalling at December 31st, 2004 EUR 17.5 million (EUR 11.9 million at December 31st, 2003), EUR 4.9 million of which regarding the consolidation of the Telecinco Group, consists of advance payments received from customers for advertising services and advance payments received for the future sale of television productions.

Trade accounts

The main components of this item, which at December 31st, 2004 totalled EUR 733.1 million, EUR 121.8 million of which regarding the consolidation of the Telecinco Group, and the main changes since December 31st, 2003 are analysed below:

	Balance at 31/12/2004				Balance at 31/12/2003
		Due			
	Total	within 1 year	1-5 years	after 5 years	
Trade payables	733.1	573.7	159.4	-	623.3
Total	**733.1**	**573.7**	**159.4**	**-**	**623.3**

- payables for the purchase of rights totalling EUR 378.7 million (EUR 298.3 million at December 31st, 2003), EUR 37.6 million of which regarding the Telecinco Group. The increase can be mainly attributed to the capitalisation of multi-year sports rights regarding the Pay Per View use and MotoGP World Championship rights;
- payables for the completion of television productions and to free-lance artists and professionals of the television group totalling EUR 267.2 million (EUR 245.3 million at December 31st, 2003). The amount regarding the consolidation of the Telecinco Group is EUR 78.4 million;

- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 49.9 million (EUR 51.1 million at December 31st, 2003), EUR 5.8 million of which regarding the Telecinco Group;
- payables for the purchase of miscellaneous goods and technical services totalling EUR 34.0 million (EUR 28.6 million at December 31st, 2003).

This item includes EUR 159.4 million due after one year. At December 31st, 2004 there were no payables due after more than five years, therefore the amounts have not been broken down by geographical areas.

Due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

Amounts due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies are analysed below:

	Balance at 31/12/2004			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2003
Due to subsidiaries	-	-	-	0.6
Due to affiliated companies	22.4	22.4	-	10.1
Due to parent company	65.8	65.8	-	1.6
Due to Fininvest Group and Mediolanum Group companies	134.5	53.1	81.4	133.7
Total	**222.7**	**141.3**	**81.4**	**146.0**

Due to affiliated companies

The balance at December 31st, 2004, equal to EUR 22.4 million (EUR 10.1 million at December 31st, 2003), includes commercial payables to Fascino Gestione Teatro S.r.l for EUR 7.6 million (EUR 7.2 million at December 31st, 2003) for television productions, and EUR 13.4 million to Mediavivere S.r.l. for the purchase of rights and television productions and EUR 1.4 million regarding the Telecinco Group.

Due to parent company

At December 31st, 2004 the sum to be paid to the parent company Fininvest S.p.A. was related for EUR 64.6 million to IRES payables, net of tax credits, regarding the share to the Group's tax burden under the Agreement on the exercise of the option for the nationwide consolidated tax regime, stipulated on December 27th, 2004.

Still with respect to parent company Fininvest S.p.A., this amount includes EUR 0.1 million for the recognition of recharged services and 1.1 million to the acknowledgement of agency discounts within the Fininvest S.p.A. guarantee.

Due to Fininvest Group and Mediolanum Group companies

Reference should be made to the table shoring relations with Fininvest Group and Mediolanum Group companies (included in the report on Operations) for further analysis of this item.

This item includes EUR 76.5 million of long term amounts due to Medusa S.p.A.

Due to taxation authorities

This item may be analysed as follows:

	31/12/2004	31/12/2003
Withholding tax on employees' wages and salaries	11.5	10.5
Current taxes	29.3	11.8
VAT payables	9.6	11.0
Other payables	11.5	5.8
Total	**61.9**	**39.1**

The payable for *income taxes for the year* shown net of amounts receivable from taxation authorities for advance payments refers to IRAP payables for EUR 12.4 million, payables regarding IRES advance payments for EUR 3.3 million of Videotime S.p.A , which has not joined the tax consolidation since it does not fall within the parameters established by the law, and to payables for taxes of EUR 13.5 million regarding the Telecinco Group. The change is mainly attributable to the increase of the IRAP payable against the previous year.

Other payables include the payable to Taxation Authorities regarding the substitute tax, entered in the year for the cancellation of the revaluation reserve Act 342 of November 21st, 2000 for EUR 5.9 million.

The following table contains a reconciliation of the theoretical tax rate in Italy for corporate taxes and the effective tax rate for the Mediaset Group in 2003.

	31/12/2004	31/12/2003
Current tax rate	**37.25%**	**38.25%**
Utilisation former losses	0.00%	-3.36%
Benefit from the application of "Dual Income Tax"	0.00%	-0.18%
Effect of non deductible IRAP charges	2.17%	2.65%
Effect of tax rate reduction as per Financial Act 2002	0.00%	0.44%
Adjustments from consolidation which do not imply any tax effect, other items	-0.14%	-1.29%
Actual tax rate	**39.28%**	**36.51%**

Due to social security institutions

This item relates to year-end liabilities towards social security institutions for employer and employee social security contribution on wages and salaries for December.

The balance at December 31st, 2004 is analysed as follows:

	31/12/2004	31/12/2003
INPS	6.0	4.8
ENPALS	6.0	5.3
INPDAI and INPGI	2.0	1.5
FASI and FASDAC	0.1	0.1
Other	2.7	3.8
Total	**16.8**	**15.5**

The balance at December 31st, 2004 includes EUR 1.1 million in item "Other" regarding the Telecinco Group for liabilities towards Spanish social security institutions.

Other sums payable

This item may be analysed as follows:

	31/12/2004	31/12/2003
Personnel (holidays, Christmas bonus, etc.)	18.3	19.4
Employees	25.6	23.4
Participants in games and quiz shows	2.8	4.4
Emoluments to Directors and Statutory Auditors	1.8	1.5
Other	16.1	13.2
Total	**64.6**	**61.9**

This item includes amounts due after one year for EUR 6.5 million.

Amounts due to employees include EUR 12.6 million for incentives accruing but not yet paid (EUR 12.0 million at December 31st, 2003). Amounts due regarding the Telecinco Group total EUR 8.2 million.

Other sums payable primarily include:

EUR 5.9 million (EUR 3.7 million at December 31st, 2003), regarding advance payments on options;

EUR 3.2 million regarding the premium received by Mediaset S.p.A. with respect to the Total Return Swap contract mentioned in the section devoted to ***contingencies***;

EUR 1.9 million (2.9 million at December 31st, 2003), regarding the unpaid portion of share capital to the affiliated company Euromedia Luxembourg Two S.A. The change over 2003 can be attributed to the adjustment of the remaining payable due to the reduction in the commitment.

Accruals and deferred income

At December 31st, 2004 this item was analysed as follows:

	31/12/2004	31/12/2003
Accruals:		
forex	16.9	9.1
other accruals	4.9	2.5
Total accruals	**21.8**	**11.6**
Deferred income:		
long-term rentals	9.6	9.0
other deferred income	3.6	1.9
Total deferred income	**13.2**	**10.9**
Total	**35.0**	**22.5**

Accruals on forex relate to fair value and mark to market valuations of hedging contracts at December 31st, 2004. The increase is mainly attributable to the effect of the appreciation of the Euro vs the US dollar, in particular in the last quarter of the year.

COMMENTS TO THE MEMORANDUM ACCOUNTS

(amounts in EUR millions)

Personal sureties given

At December 31st, 2004 the Group has outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 135.1million (EUR 75.3 million at December 31st, 2003) among which guarantees given by Telecinco Group for EUR 50.1 million and given by Mediaset S.p.A. to Albacom S.p.A. for EUR 48.8 million for the EUR 250.0 million loan given to the company by Banca Nazionale del Lavoro without any joint liability. There are also non bank guarantees, for VAT surplus, amounting to EUR 22.7 million and issued by Mediaset S.p.A. to the benefit of the VAT office in Milan.

In the first months of 2005, following the above mentioned agreement for the disposal of the investment in Albacom S.p.A., the guarantee given to this company was cancelled by acquiring a receivable that will be part of negotiation when the operation is closed. As is stated under item *Provisions for risks and charges*, the Mediaset Group has prudentially adjusted the value of this receivable to the minimum amount envisaged by the contract which will certainly be received by 2009.

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling EUR 93.5 million (EUR 75.4 million at December 31st, 2003);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 196.4 million (EUR 120.8 million at December 31st, 2003), EUR 3.3 million of which for long serial dramas;
- commitments to acquire rights totalling EUR 1,149.8 million (EUR 962.1 million at December 31st, 2003) of which EUR 322.9 million entered by the Telecinco Group. These future commitments refer to "volume deal" contracts that the Mediaset Group has entered into with several major US studios to ensure the availability of movies and television productions made by them guaranteeing the possibility to make a volume of investments in line with the Group's strategies of extending the library. It should also be noted that this item includes EUR 159.6 million regarding commitments with associated company Medusa Film S.p.A. ;
- commitments for financial foreign currency operations to hedge the exchange risk, and for. the purchase and sale of currencies, totalling EUR 475.5 million (EUR 429.8 million at December 31st, 2003);
- commitments for long terms assets and rents totalling EUR 58.5 million (EUR 63.2 million at December 31st, 2003);
- commitments for the purchase of new equipment, works done and supplies for company offices and the supply of EDP services for EUR 11.5 million (EUR 10.6 million at December 31st, 2003);

- commitments for equity investments totalling EUR 103.8 million. On December 24th, 2004 Mediaset S.p.A., RTI S.p.A. and Convergenza SCA stipulated an option agreement under which Convergenza holds an irrevocable sale option of its stake in Home Shopping Europe S.p.A. to RTI S.p.A., while RTI S.p.A. holds an irrevocable purchase option of this stake; the exercise is envisaged by the end of March.
- The price of EUR 103.8 million negotiated for 100% of the share capital of Home Shopping Europe has been backed by an appraisal of it being a fair value drafted by a major international merchant bank.
- Home Shopping Europe S.p.A., a company indirectly controlled by the Convergenza Fund, is active in the market of TV and Internet retail and controls Home Shopping Europe Broadcasting S.p.A., a television broadcaster active in Italy on terrestrial frequencies, that has received the authorisation to experiment digital broadcasting.

It should also be noted that, following the listing at the Stock Exchange, the agreements between Mediaset and ICE Finance BV were terminated, which envisaged the granting by Mediaset to ICE Finance of a put option right on a 10% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance for an amount of EUR 222.5 million plus the interest accrued as from the date of exercising the option.

Contingencies

Contingencies include around EUR 1.2 million in equipment owned by third party companies, which is stored at Mediaset Group companies (EUR 1.0 million at December 31st, 2003);.

Contingencies also include maximum financial risk, at December 31st, 2004 equal to EUR 78.0 million, connected to derivative financial instruments subscribed in December 2003 between Mediaset and a major Italian bank. Through these devices, by December 31st 2006, Mediaset S.p.A. will be able to take part in value dynamics of new industrial operations with high growth potential regarding companies which are not listed at the stock exchange and are active in the domestic media industry, specifically in the field of terrestrial digital television, all this without making any investment or capital expenditure, the aim being to diversify its exposure to sectors which are consistent with Group operations.

These operations, prepared according to usual contract standards defined in the *ISDA 2002 Master Agreement,* envisage for Mediaset the obligation to pay or the right to receive 100% of any negative difference, or 75% of the positive difference achieved with regard to the *nominal amount* determined at EUR 78.0 million, with the addition of interest, at the moment when the sale of 100% of the selected companies is carried out. Should this sale not have been effected by December 31st, 2006, it will be performed by means of public auction.

The assessment at December 31st, 2004 of these financial instruments, based on publicly available information and the market value of transactions that occurred previously and that regard comparable operations, did not show such elements as to require adjustment to the value of reference of the underlying values.

Other information

- As already mentioned at December 31st, 2003, under the agreement stipulated on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset holds, for an amount of EUR 40,000, an option for the unconditional sale to Fingruppo of its

2.73% stake, equal to 37,289,973 shares, held in HOPA S.p.A. for an amount equal to EUR 1.33 and EUR 1.44 per share, respectively, variable based on the time of the exercise and, in any case, not after January 2008, that can be diminished by the amount of dividends distributed by HOPA. Mediaset also holds an irrevocable and unconditional right to acquire 37,724,240 ordinary shares of Telecom Italia S.p.A. at an exercise price of EUR 3.6051euro per share. This option can be exercised by December 2007.

- Contingencies include a hedging contract on a change of the interest rate regarding the medium-term loan already commented upon at item D/3 "Due to banks", under which Mediaset is committed to pay specific amounts at established dates on the basis of the difference between the variable rate at which the loan was stipulated and fixed rates determined by the hedge plan of the hedge instrument which, subject to efficacy tests, gave a positive outcome.
- It should also be noted that Publitalia '80 S.p.A. signed a contract with F.I.G.C. which grants this company the position of Advisor for the 2004/2006 four year period. With this contract, the company undertakes that agreements stipulated by F.I.G.C. with commercial partners will produce a minimum turnover for F.I.G.C. of EUR 26.0 during the four-year period.

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

The guarantee issued on June 6th, 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2003.

As already mentioned on December 19th, 2002 a joint recognition was stipulated, according to which Fininvest undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer economic and balance sheet consequences of the events occurred by December 31st 2002 and notified to Fininvest by January 31st, 2003. It was also established that, regarding potential tax and criminal liabilities originated by events covered by the guarantee, also losses resulting from subjective or objective extensions will be indemnified, which may emerge after December 31st, 2002.

COMMENTS ON THE MAIN ITEMS OF THE INCOME STATEMENT

(amounts in EUR millions)

Value of production

Revenues from sales and services

Revenues from sales and services may be analysed as follows:

	2004	2003
Television advertising	3,194.4	2,848.4
Printed advertising	9.9	5.1
Other advertising revenues	38.9	35.9
Rental of rights/programmes	28.9	22.4
Marketing of rights and television products	37.9	49.6
Sale of merchandise	11.2	10.4
Construction and maintenance of television equipment	4.2	17.4
Publishing revenues	1.0	2.5
Other	63.1	37.6
Total	**3,389.5**	**3,029.3**

Revenues from the sale of *television advertising* mainly consist of:

- revenues from the sale of advertising slots on the three television networks in possession of national authorisation, net of agency discounts, totalling EUR 2,433.7 million, compared to EUR 2,234.3 million in 2003, with a 8.9% increase;
- revenues from the sale of advertising on the Spanish network Telecinco by Publiespana S.A. and Publimedia S.A. net of agency discounts, for EUR 738.8 million (EUR 593.3 million at December 31st, 2003) with a 24.5% increase;
- revenues from the sale of television time in exchange for goods, carried out by Promoservice Italia S.r.l. Such revenues amounted to EUR 22.0 million (EUR 17.6 million in 2003);

Revenues from the sale of *press advertising* consist of the resale by Promoservice Italia S.r.l., Publimedia Gestion S.A. and Publieurope International Ltd of advertising space acquired from third party publishers .

Other advertising revenues mainly consist of advertising billboards and posters and sponsorships, revenues from the sale of advertising on own Internet sites and on the theme channels regarding teletext.

Revenues from *rental of rights/programmes* were mostly earned from the distribution to digital platforms of schedules created for theme channels.

The item *sale of television rights and productions* primarily includes:

- revenues from the sale of entertainment rights. The reduction over the same period of the previous year can be mainly attributed to the end of the activity of reselling Champions League rights to the satellite platform, since, as of the 2003/2004 season, the Mediaset Group only has these rights for non coded broadcasting. Net of this element, there is an increase over 2003.
- revenues from the sale and distribution of rights for EUR 11.7 million carried out by the Telecinco Group (12.7 million at December 31st, 2003);

Revenues from the *sale of goods* primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising sold.

Revenues from *creation and maintenance of television equipment* relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers totalling around EUR 4.2 million (EUR 4.0 million approx. in 2003). The reduction over the previous year is due to the end of the activity of maintenance performed in the previous year for the Telepiù Group.

Other revenues" primarily include:

- revenues regarding the Telecinco Group from the sale of information contents made by the companies of the ATLAS Group for EUR 7.3 million (EUR 6.1 million at December 31st, 2003);
- revenues from royalties from both Italy and Spain for EUR 9.9 million (EUR 8.2 million at December 31st, 2003);
- revenues from telephone traffic generated by the interaction with some television productions regarding both Mediaset networks and Telecinco for an overall amount of EUR 11.2 million (EUR 8.8 million at December 31st, 2003);
- revenues from teleshopping operations of Mediaset networks for EUR 10.1 million
- revenues from the sale of multimedia services and contents to telephone companies for EUR 10.5 million (EUR 7.0 million at December 31st, 2003) ;
- revenues from network operator activities for EUR 14.9 million, an activity that was started in 2004.

Changes in the inventories of work in progress, semi-finished and finished goods

This item shows a balance of EUR 6.1 million, mainly as a result of changes recorded by R.T.I. S.p.A., in relation to television programmes produced, which are reflected as inventory until they are broadcast.

Own work capitalised

This item, which totalled EUR 85,5 million, related for EUR 65.9 million to the suspension of costs regarding long series drama and "sitcom" production (EUR 56.3 million in 2003) and for EUR 4.9 million (EUR 2.6 million in 2003) is attributable to capitalised costs relating to the maintenance and operation of the analog and digital signal broadcasting network. The amount regarding the Telecinco Group is EUR 14.7 million and mainly refers to the suspension of costs regarding television drama production.

Other revenues and income

This item is made up as follows:

	2004	2003
Lighting service	1.3	6.0
Compensation from Fininvest S.p.A.	3.4	1.7
Other	47.4	33.0
Total	**52.1**	**40.7**

Other income from *lighting services* refers to the sub-let of television posts and the recharge of electricity costs to other broadcasters.

The item indemnifications from Fininvest S.p.A. consists of claims made to the parent company Fininvest S.p.A. in relation to liabilities (mainly law suits and related costs, settlements with personnel and tax amnesties) covered by the guarantee it issued on June 6th, 1996.

The item *other* is mainly made up of cost recoveries and out-of-period gains.

Cost of production

Raw materials, consumables and supplies

This item, which includes EUR15.1 million regarding the Telecinco Group, can be broken down as follows:

	2004	2003
Raw, ancillary materials and supplies	34.1	20.0
Consumables	8.9	8.8
Advertising space	8.4	2.4
Other purchases	23.9	17.8
Total	**75.3**	**49.0**

The main components of *raw materials, consumables and supplies* are as follows:

- purchases from the company that manages the merchandise carter operations for EUR 20.4 million (EUR 18.1 million in 2003);
- purchases of goods for reselling equal to EUR 10.8 million mainly connected to teleshopping operations;
- purchases of materials used for the construction of television devices and equipment for resale, and purchases for the maintenance of the Group's own equipment, totalling EUR 2.8 million (EUR 1.9 million in 2003).

The main elements of *other purchases* are prizes for games and quiz shows for EUR 9.4 million (EUR 5.9 million in 2003) EUR 3.7 million of which regarding Telecinco and purchases of materials for television production sets of EUR 12.2 million (EUR 10.9 million in 2003), EUR 1.8 million of which relating to the Telecinco Group.

Services

This item is made up as follows:

	2004	2003
Consultants, temporary staff and services	228.4	183.2
Emoluments to directors and statutory auditors	4.6	3.6
Fees and commissions	24.8	23.6
Trade associations	92.9	84.7
Production services and purchases of television productions	328.5	270.9
Publishers' fees and "minimi garantiti"	18.7	21.1
Auditel	10.7	10.0
Advertising space and public relations	16.4	11.0
Maintenance costs	19.7	18.2
Travel expenses	15.5	13.8
Electricity, water and gas	12.1	12.9
Post and telephone expenses	10.5	11.0
EDP	17.1	17.9
Canteen, cleaning and security services	16.9	16.4
Research, training and other personnel expenses	1.7	1.6
Transportation and shipping	10.4	8.7
Bank charges and fees	1.3	1.5
Insurance	4.6	4.5
Other services	37.9	33.9
Total	**872.7**	**748.5**

The main items included in service costs are analysed below:

- *consulting services, free-lancers and services*: this item mainly refers to artistic services for EUR 89.6 million (EUR 78.1 million in 2003), television filming for EUR 19.8 million (EUR 12.9 million in 2003) and journalism services for EUR 6.9 million (EUR 5.5 million in 2003); the remaining part is mainly attributable to professional legal and technical performances. Costs regarding the Telecinco Group amount to EUR 47.2 million (EUR 33.8 million at December 31st, 2003) and include the costs for listing the company at the Stock Exchange;
- *emoluments to directors and statutory auditors*: these include fees paid to directors totalling EUR 4.1 million (EUR 3.1 million in 2003), EUR 1.8 million of which relating to the Telecinco Group. Fees paid to statutory auditors amounted to EUR 0.5 million (EUR 0.5 million in 2003). Total fees for 2004 to directors and statutory auditors of the parent company for performance of duties for other Group companies included in consolidation amounted to EUR 0.5 million (EUR 0.4 million in 2003) and EUR 0.2 million (EUR 0.1 million in 2003);
- *fees and commissions*: these mainly refer to fees paid to agencies and media centres in relation to the sale of advertising space and include EUR 5.7 million regarding the Telecinco Group;
- *category associations*: these are the payments made to the associations for the use of intellectual property under their protection. The total amount includes the costs for meeting the rules regarding copyright (fair payment). This item includes EUR 21.0 million regarding the Telecinco Group,
- *purchase and creation of productions*: these increased by EUR 57.6 million with respect to 2003. The change is mainly attributable to higher costs for in-house entertainment productions incurred by both Mediaset networks and Telecinco. This change was also affected by the new Champions League contract which, starting from the year 2003/2004, envisages for Mediaset the availability of broadcasting rights at the same time when the

single events take place, and the subsequent total allocation of the cost in the income statement.

- *publishing rights and guaranteed minimums*: this item includes rights paid for the sale of advertising on billboards and posters and sports sponsorships and the cost recognised by Publieurope International Ltd for its advertising sub-concession activity carried out on behalf of European media companies;
- *advertising space and external relations*: this item includes the purchase of advertising space by Publitalia '80 S.p.A. for posters and billboards in stadiums, besides including the purchase of advertising space from third party publishers for the promotion of the Group's activities.

Leasing and rental

This item may be analysed as follows:

	2004	2003
Real estate rentals	28.3	27.0
Royalties	12.9	12.1
Signal broadcasting and transmission	32.8	22.6
Rentals and leases	68.0	60.8
Total	**142.1**	**122.6**

Property rentals include EUR 2.2 million regarding the Telecinco Group and consist of lease payments for the companies' premises and signal broadcasting stations.

Royalties primarily consist of licensing royalties on television productions amounting to EUR 12.0 million (EUR 7.3 million in 2003); this item also includes market rate royalties for the us of the "Biscione" trademark owned by Fininvest S.p.A.

Signal broadcasting and transportation costs exclusively refer to charges paid by the Group for satellite rental and the rental of broadcasting capacity to air Mediaset channels by means terrestrial digital technology. The latter element is the reason for the change over the previous year.

Rent and leasing costs include EUR 26.9 million regarding the Telecinco Group and are for the use of studios, television equipment, motor vehicles, the rental of programmes and the lease, by the Telecinco Group, of the broadcasting network.

Personnel expenses

The personnel levels of the Group companies changed as follows:

Mediaset Group Workforce	**01/01/2004**	**31/12/2004**	**Average**
Managers	387	377	379
Middle managers	771	800	786
Office staff	3,991	4,004	3,995
Manual workers	22	41	43
Journalists	429	440	435
Total	**5,600**	**5,662**	**5,638**

It should be noted that the number of employees at the companies belonging to the Telecinco Group at December 31st, 2004 was 1,203 (1,205 at December 31st, 2003).

Personnel expenses, regarding the workforce above, went from EUR 379.5 million in 2003 to EUR 402.4 million in 2004 with an overall increase of EUR 22.9 million (6.0%) which reflects both the impact of new contracts and the increase in the average workforce both in Italy and Spain.

	2004	2003
Ordinary pay	217.4	210.0
Overtime	16.3	9.1
Special benefits	34.6	35.9
Christmas and summer bonuses	30.2	25.0
Accrued holiday pay	0.4	0.4
Total wages and salaries	**298.9**	**280.4**
Social security contributions	80.0	76.8
Employee severance indemnity	17.9	16.4
Pension benefits and similar obligations	0.6	0.6
Other expenses	5.4	5.3
Total personnel expenses	**402.4**	**379.5**

Amortisation, depreciation and write-downs

The balance of this item is EUR 940.2 million (EUR 1,011.1 million at December 31st, 2003). Details on the amortisation of intangible assets and the depreciation of tangible assets, as well as the relevant write-downs, are provided in the tables analysing the changes, and are commented upon in the section of these notes devoted to *fixed assets*.

Provisions for risks and other provisions

The most significant components of this item, whose balance totals EUR 28.3 million (EUR 9.6 million at December 31st, 2003) are accruals for risks regarding disputes with employees and litigation (which arose in the period following Mediaset S.p.A.'s market flotation and are, thus, not covered by the guarantee issued by Fininvest S.p.A.), and provisions for risks and loses caused by the inability to recover contractually established artist's fees through television productions. The increase is mainly attributable to provisions made by the Telecinco Group for legal proceedings started by associations for the use of copyright.

Sundry operating costs

This item, which includes for 2004 charges generated by the Telecinco Group for EUR 2.8 million, may be analysed as follows:

	2004	2003
Television concession fee	19.6	18.4
Tax charges	3.6	3.8
Other	19.8	21.2
Total	**43.0**	**43.4**

Financial income and charges

This item may be analysed as follows:

	2004	2003
Income from equity investments		
Dividends	1.9	1.0
Other financial income:		
From receivables included in fixed assets	-	0.1
From securities included in current assets	9.2	7.3
Other income:		
Interest on bank accounts and deposits	2.1	2.4
Foreign exchange gains	47.1	82.0
Interest on trade receivables	0.3	0.3
Other	57.3	14.1
Total income	**117.9**	**107.2**
Interest and financial charges:		
Interest on short-term loans	(14.1)	(16.9)
Foreign exchange losses - third parties	(51.8)	(82.9)
Interest on advances and discount	(1.5)	(1.7)
Interest on trade payable	(0.1)	(0.2)
Other financial charges	(23.2)	(11.7)
Total charges	**(90.7)**	**(113.4)**
Total financial income and charges	**27.2**	**(6.2)**

Income from investments relates for the most part, in 2004, to dividends distributed by HOPA S.p.A., in which a stake is held.

Other financial income on securities included in current assets includes income regarding the management of liquid funds invested in securities and fund management.

Other financial income mainly includes:

- gains made with respect to stabilisation operations regarding the Mediaset stocks, equal to EUR 1.7 million (EUR 1.3 million in 2003);
- income totalling EUR 25.0 million regarding the 10% stake in ICE Finance B.V. for ordinary and extraordinary dividends distributed in the first six months by Telecinco to ICE Finance B.V., received for the right of beneficial interest and the Total Return Swap contract drawn up at the end of 2003, contracts that were terminated following the listing of Telecinco at the stock exchange;
- income of EUR 20.1 million regarding the Total Return Swap contract stipulated at the end of 2003 with a major international bank, following the listing at the Stock Exchange of the stake held in Telecinco by ICE Finance B.V.

Other financial charges include:

- a provision, equal to EUR 0.9 million, prudentially allocated for the likely change regarding the future financial commitment with respect to employees involved in the 2004 Stock Option Plan;
- capital losses incurred on the purchase and sale of shares for EUR 4.9 million (EUR 2.2 million in 2003);

- charges for EUR 3.4 million regarding the hedging contract on the risk of interest rates changes stipulated with respect to the pool loan with major banking institutions;
- cost of the right for the beneficial interest on Telecinco shares, equal to EUR 7.0 million;
- interest payables regarding equity swap operations for EUR 6.9 million;

Foreign exchange gains and foreign exchange losses resulted in a net loss of EUR 4.7 million (EUR 0.9 million loss in 2003). This amount can be mainly attributed to the market valuation of hedged exchange risk at December 31st, 2004 and the valuation of hedged foreign exchange liabilities.
This item includes a EUR 8.9 million net loss regarding profits and losses realised and a net gain of EUR 4.2 million resulting from non realised profits and losses .

Adjustments to the value of financial investments

Write-ups of investments

This item refers to the valuation using the net equity method of the investment in associated companies held by the Mediaset Group

This item, which amounted on the whole to EUR 2,7 million, mainly includes:

- income of EUR 1.2 million representing the change in shareholders' equity of company Mediavivere S.r.l.;
- income of EUR 0.2 million representing the change in shareholders' equity of company Titanus Elios S.p.A.;
- overall income of EUR 1.3 million representing the change in shareholders' equity of companies belonging to the Telecinco Group (Publieci Television S.A., Multipark Madrid S.A., Canal Factoria de Fiction S.A, Aprok Imagen S.L.) and valued by the net equity method

Write-downs of investments and financial fixed assets which are not investments

This item mainly relates to the valuation of the investments in associated companies by the net equity method, the write-down of investments valued at cost and the write-down of fixed assets that are not investments.

The balance at December 31st, 2004, equal to EUR 69.9 million, specifically includes:

- income of EUR 0.1 million representing the change in shareholders' equity in company Fascino PGT S.r.l.;
- a loss of EUR 0.9 million regarding goodwill amortisation in subsidiary company Fascino PGT S.r.l.;
- the portion of losses of Albacom S.p.A. pertaining to the Group, equal to EUR 31.6 million (EUR 73.3 million at December 31st, 2003) which, as already mentioned in the comment on *Equity investments* and *Other receivables*, reflects the total write-down of the value of the investment on the basis of contract agreements for the disposal of the investment and the write-down of the remainder of the interest-bearing loan at December 31st, 2003;
- the portion of losses for the year in associated company Press TV equal to EUR 0.3 million (EUR 0.7 million at December 31st, 2003);
- the portion of losses in Euromedia Luxembourg Two S.A. equal to EUR 0.5 million

- the overall effect arising from the consolidation of the Telecinco Group equal to EUR 0.8 million and mainly attributable to: the portion of losses regarding associated company Europortal Jumpy Espana S.A. equal to EUR 0.4 million and the portion of losses regarding associated company Premiere Megaplex S.A. equal to EUR 0.1million
- This item also includes the write-down for EUR 1.2 million regarding the 14.35% stake held by subsidiary Mediaset Investment S.a.r.l. in TV Breizh S.A.

This item includes the charge of EUR 34.6 million allocated for the lower realisable value of the loan granted by BNL to Albacom and guaranteed for its quota by Mediaset S.p.A. For further details, reference to section "Provision for risks and charges" should be made.

Extraordinary income and charges

The above item may be analysed as follows:

	2004	2003
Income:		
Gains on disposals	2.0	-
Out-of-period income	3.7	3.1
Charges:		
Losses on disposals	(0.1)	-
Out-of-period expenses	(2.9)	(4.1)
Income taxes for the previous years	(2.1)	(11.0)
Extraordinary income and (charges)	**0.6**	**(12.0)**

Item "Gains on disposals" mainly refers to revenues from the sale of GSMBOX S.p.A. and GSMBOX Espana S.A by subsidiary Telecinco.

The decrease in item "Previous years' taxes" regards the use some of the Group companies made last year of the tax amnesty provisions included in Law 289 dated December 27th, 2003.

Income taxes for the year

Current taxes totalled EUR 390.8 million (EUR 234.3 million). This item also includes the loss of EUR 2.9 million resulting from the balance between provisions and uses of deferred taxes for the year, resulting from the temporary difference between the value of assets and liabilities for tax purposes and that attribute to the same amounts with the application of statutory financial statements criteria and adjustments for consolidation.

for the Board of Directors

the Chairman

ATTACHMENTS

The following attachments supplement the information provided in the notes to the financial statements, of which they form an integral part:

- analysis of changes in shareholders' equity for the year ended December 31st, 2004;
- analysis of changes in intangible assets for the year ended December 31st, 2004;
- analysis of changes in tangible assets for the year ended December 31st, 2004;
- analysis of changes in financial assets for the year ended December 31st, 2004;
- consolidated cash flow statement for the years ended December 31st, 2004 and December 31st, 2003;
- reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2004 and December 31st, 2003;
- list of companies included in the consolidated financial statements at December 31st, 2004.

Analysis of changes in shareholders' equity for the years ended December 31st, 2003 and December 31st, 2004

(amounts in EUR millions)

	Share capital	Share premium reserve	Legal reserve	Reserve for company's own shares	Other reserves	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 1/1/2003	**614.2**	**739.7**	**74.3**	**27.4**	**112.3**	**537.3**	**362.0**	**2,467.2**
Allocation of 2002 net income	-	-	12.9	-	(1.7)	350.8	(362.0)	-
Dividends paid on 2002 profits	-	-	-	-	-	(247.4)	-	(247.4)
Other changes								
purchase/sale of own shares	-	-	-	(5.5)	5.5	-	-	-
changes in the consolidation area	-	-	-	-	2.5	-	-	2.5
other changes	-	-	-	-	-	(0.4)	-	(0.4)
Profit/(loss) for the period		-	-	-	-	-	369.7	369.7
Balance at 31/12/2003	**614.2**	**739.7**	**87.2**	**21.9**	**118.6**	**640.3**	**369.7**	**2,591.6**
Allocation of 2002 net income		-	8.8	-	(104.8)	465.7	(369.7)	-
Dividends paid on 2002 profits	-	-	-	-	-	(271.3)	-	(271.3)
Other changes								
purchase/sale of own shares	-	-	-	(4.7)	4.7	-	-	-
changes in the consolidation area	-	-	-	-	-	0.2	-	0.2
Profit/(loss) for the period	-	-	-	-	-	-	500.2	500.2
Balance at 31/12/2004	**614.2**	**739.7**	**96.0**	**17.3**	**18.5**	**834.8**	**500.2**	**2,820.7**

Analysis of changes in intangible assets for the year ended December 31st, 2004

(amounts in EUR millions)

	Opening balance at 31/12/2003	Changes during the year					Closing balance at 31/12/2004
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Start-up and expansion costs	1.8	0.1	-	-	(0.8)	-	1.0
Research, development and advertising costs	1.4	0.9	-	-	(0.5)	-	1.8
Patents and intellectual property rights	14.9	7.0	0.6	-	(12.0)	-	10.5
Television rights	1,923.6	724.4	105.4	(3.6)	(770.0)	5.8	1,985.6
Concessions	22.4	6.8	-	-	(8.8)	-	20.4
Goodwill	9.7	-	-	-	(1.3)	-	8.4
Intangible assets in progress and advance payments	175.4	141.7	(108.4)	(0.1)	(6.5)	1.7	203.8
Other intangible assets	7.9	73.0	0.3	-	(16.3)	-	64.9
Differences arising from consolidation	308.4	78.3	-	-	(52.0)	-	334.7
Total	**2,473.7**	**1,032.4**	**(2.1)**	**(3.8)**	**(869.4)**	**7.5**	**2,638.3**

Analysis of changes in tangible assets for the year ended December 31st, 2004

(amounts in EUR millions)

	Opening balance at 31/12/2003	Changes during the year					Closing balance at 31/12/2004
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Land and buildings	101.7	4.4	2.7	-	(4.7)	-	104.1
Plant and machinery	138.0	39.5	12.4	(0.7)	(45.2)	-	144.2
Industrial and commercial equipment	23.8	5.4	0.4	(0.2)	(4.7)	-	24.7
Other tangible assets	30.3	10.3	0.4	-	(10.3)	-	30.6
Assets under construction and advance payments	19.5	25.9	(16.3)	(0.1)	-	-	29.0
Total	**313.3**	**85.5**	**(0.4)**	**(0.9)**	**(64.9)**	**-**	**332.6**

Analysis of changes in financial assets for the year ended December 31st, 2004

(amounts in EUR millions)

	Opening balance at 31/12/2003	Changes during the year					Closing balance at 30/06/2004
		Purchases and increases	Other movements	Sales	(Write- downs)/ write-ups	Changes in the consolidation area	
Investments							
Subsidiary companies:							
valued at cost	0.2	5.1	-	-	-	(0.1)	5.2
Affiliated companies:							
valued at cost	1.3	-	(1.0)	(0.2)	-	-	0.1
recorded using the equity method	19.9	3.7	(0.5)	(0.7)	0.9	-	23.3
Other companies:							
valued at cost	108.6	1.5	(2.2)	-	(1.4)	-	106.4
recorded using the equity method	-	22.7	(4.6)	-	(18.2)	-	-
Total	**130.0**	**33.0**	**(8.3)**	**(0.9)**	**(18.7)**	**(0.1)**	**135.0**

Consolidated cash flow statement for the years ended December 31st, 2004 and December 31st, 2003

(amounts in EUR millions)

	31/12/2004	31/12/2003
Gross profit for the period	500.2	369.7
Amortisation, depreciation and write-downs	958.6	1,090.6
Provisions, net	51.9	18.3
Changes in net shareholders' equity attributable to minority interests	103.6	59.0
Cash flow from operations	**1,614.3**	**1,537.6**
Change in receivables	(98.9)	(102.8)
Change in prepayments and accrued income	(13.3)	(11.8)
Change in payables	132.8	(134.9)
Change in inventory	(9.6)	16.7
Change in tax payables	121.1	(114.1)
Change in employee severance indemnity	7.0	6.4
Change in other assets/liabilities	5.1	(5.4)
Change in working capital and other assets/liabilities	**153.9**	**(354.1)**
Cash generated by operations	**1,768.2**	**1,183.5**
Revenues from the sale of intangible assets	3.7	5.3
Revenues from the sale of tangible assets	0.9	8.3
Revenues from the sale of financial assets	0.9	0.1
Total revenues from disposals	**5.5**	**13.7**
Total cash generated during the period	**1,773.7**	**1,197.2**
Investments in intangible assets	(171.4)	(50.9)
Investments in tangible assets	(85.1)	(69.1)
Investments in financial assets	(33.0)	(9.4)
Total cash (invested) during the period	**(1,116.5)**	**(835.1)**
Changes in the consolidation area (*)	**(4.6)**	**(126.3)**
Rights issue	-	-
Dividends paid	(391.3)	(264.3)
Other changes in shareholders' equity	-	-
Change in Group shareholders' equity	**(391.3)**	**(264.3)**
Change in net financial position	**261.3**	**(28.5)**
Liquid funds/short-term securities	523.8	393.6
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(723.1)	(564.3)
Opening net financial position	**(199.3)**	**(170.8)**
Liquid funds/short-term securities	471.2	523.8
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(409.2)	(723.1)
Closing net financial position	**62.0**	**(199.3)**
Change in net financial position	**261.3**	**(28.5)**

(*) Effect of the Telecinco Group consolidation	**31/12/2004 *(1)***	**31/12/2003 *(2)***
Intangible and tangible fixed assets	(7.0)	(362.2)
Financial fixed assets	-	268.3
Net working capital and other current/asset liabilities	2.0	111.4
Differences aring from consolidation		(341.0)
Shareholders' equity	0.4	-
Shareholders' equity attributable to minority interests	-	197.2
Financial position	**(4.6)**	**(126.3)**

(1) result of the merger of Epsilon TV Production S.r.l. *in* R.T.I. S.p.A.

(2) effect of the consolidation of Telecinco Group, Publieuros *and* Publieurope

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2004 and December 31st, 2003

(amounts in EUR millions)

	Shareholders' equity at 31/12/2004	Gross earnings for the period ended 31/12/2004	Shareholders' equity at 31/12/2003	Gross earnings for the period ended 31/12/2003
As per balance sheet and income statement of Mediaset S.p.A.	1,876.2	401.9	1,745.6	175.1
Excess of shareholders' equity, including income for the year over book value of investments in subsidiary and affiliated companies	1,386.8	869.7	1,191.3	501.3
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	44.6	(681.4)	198.3	(274.5)
Elimination of unrealised intra-group gains/losses	(271.3)	35.4	(306.2)	39.4
Deferred taxation	11.1	(21.5)	5.8	(12.7)
Other adjustments	(2.3)	-	(2.3)	-
Total	3,045.1	604.1	2,832.5	428.6
Profit (loss) attributable to minority interests	(224.5)	(103.8)	(240.9)	(58.9)
As per consolidated financial statements	2,820.6	500.3	2,591.6	369.7

List of the companies included in the consolidated financial statements at December 31st, 2004

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered office	Currency	Share capital	% held by Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.44%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
Publieurope International Ltd.	Londra	euro	1.2	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	52.00%
Publiespaña S.A.U	Madrid	euro	0.6	52.00%
Advanced Media S.A.U	Madrid	euro	0.1	52.00%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	52.00%
Publiespaña 2000 S.L.U.	Madrid	euro	0.003	52.00%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	52.00%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	52.00%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	52.00%
Cinematext Media S.A.	Madrid	euro	0.2	31.20%
Digitel 5 Media S.A.U.	Madrid	euro	0.1	52.00%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	52.00%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	52.00%

Companies recorded using the equity method	Registered office	Currency	Share capital	% held by Group
Albacom S.p.A.	Milano	euro	50.7	19.50%
Aprok Imagen S.L.	Madrid	euro	0.023	20.80%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.80%
Europortal Jumpy España S.A.	Madrid	euro	1.0	26.00%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Multipark Madrid S.A.	Madrid	euro	5.7	18.20%
Premiere Megaplex S.A.	Madrid	euro	0.4	26.00%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Publieci Television S.A.	Madrid	euro	0.3	26.00%
Titanus Elios S.p.A.	Roma	euro	29.5	29.53%

Companies valued at cost	Registered office	Currency	Share capital	% held by Group
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Class Financial Network S.p.A.	Milano	euro	0.6	9.94%
Convergenza S.C.A.	Lussemburgo	euro	4.4	5.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.20%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	36.3	11.76%
HOPA S.p.A.	Brescia	euro	709.8	2.73%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
TV Breizh Nantes S.A.	Nantes (Francia)	euro	0.04	15.03%
TV Breizh S.A.	Lorient (Francia)	euro	3.4	14.35%

2004

Annual Report

Report of the External Auditors


GRUPPO
MEDIASET



Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

To the Shareholders of
MEDIASET S.p.A.

We have audited the consolidated financial statements of Mediaset S.p.A. (the Mediaset Group) as of December 31, 2004. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The December 31, 2004 accounts of some not fully consolidated affiliated companies, which represent 76,6% of total investments and 2,1% of total assets, are the responsibility of other auditors.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditors' report issued by us on April 9, 2004.

In our opinion, the consolidated financial statements present fairly the financial position of Mediaset S.p.A. (the Mediaset Group) as of December 31, 2004, and the results of its operations for the year then ended in accordance with the Italian law governing financial statements.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
April 11, 2005

This report has been translated into the English language solely for the convenience of international readers.

Sede Legale: Via Tortona, 25 - 20144 Milano
Capitale Sociale: versato Euro 10.275.030,00 - sottoscritto Euro 10.327.590,00 - deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239



2004 Annual Report

Board of Directors' Report on operations

The finacial statements have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers


MEDIASET















Financial Statements as of December 31st, 2004
Report on Operations

Dear Shareholders,

We submit for your examination and approval the financial statements for the year ended December 31st, 2004, which close with a net profit of EUR 401,914,215 after amortisation, depreciation and write-downs of EUR 64,569,037.

The economic results of your Company reflect its positive performance as the holding company of the Mediaset Group and show a considerable increase in net results over the previous year. This is attributable to a prevailing result of financial operations and equity investments compared to the operating profit, which was negative. The dividends paid to the subsidiary companies, net of depreciation and write-downs on equity investments, greatly contribute to the operating profit while compensating for a decreased contribution from the economic exploitation of the library which is still counted among corporate assets.

Dear Shareholders,

Before continuing with our comments to the operations, we communicate what is required by CONSOB provisions.

Under CONSOB resolution (Communication dated 20/02/1997, Prot. DAC/RM97001574), a list of the directors and relevant powers is provided:

Chairman

Fedele Confalonieri (*) has powers of ordinary and extraordinary administration within the maximum limit of EUR 13,000,000 per operation, with the exclusion of those powers which, under article 23 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Chairman represents the Company.

Deputy Chairman

Pier Silvio Berlusconi (*) has powers of ordinary administration within the maximum limit of EUR 5,000,000 per operation, and in all cases excluding the granting of loans or those powers which, under article 23 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Deputy Chairman represents the Company. The Deputy Chairman replaces, as representative of the Company, the Chairman when he is absent or subject to an impediment. The fact that the Deputy Chairman acts as legal representative shows in itself the absence or impediment of the Chairman and keeps third parties exempt from any verification or responsibility thereon.

Managing Director

Giuliano Adreani (*)

has powers of ordinary administration, within the maximum limit of EUR 5,000,000 per operation, with the exclusion in any case of the granting of loans and of the powers which, under article 23 of the Articles of Association, are the sole concern of the Board of Directors and those which pertain to the Chairman. Under the Bylaws, the Managing Director represents the Company.

Directors

Franco Amigoni (**)

Marina Berlusconi

Pasquale Cannatelli

Paolo Andrea Colombo

Enzo Concina

Maurizio Costa

Mauro Crippa

Bruno Ermolli

Marco Giordani

Alfredo Messina (**)

Gina Nieri (*)

Roberto Ruozi (**)

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

In line with CONSOB Regulation 11971 of May 14th, 1999 (article 79) and subsequent amendments, we report the following information with regard to shares held by Directors and Statutory Auditors of the Company and its subsidiary companies, according to criteria included in **TABLE 3)**, as provided by attachment 3c) of the aforementioned regulation.

Mediaset S.p.A.

Shares held by directors, statutory auditors and general managers

Full name		Invested company	Number of shares held as at 31/12/2003	Number of share purchased	Number of share sold	Number of shares held as at 31/12/2004
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	981,400	-	-	981,400
		Gestevision Telecinco S.A.	-	19,000 (2)	-	19,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	317,100	-	-	317,100
		Gestevision Telecinco S.A.	-	14,000 (2)	-	14,000
Amigoni Franco	B. of Dir.	-	-	-	-	-
Berlusconi Marina	B. of Dir.	-	-	-	-	-
Berlusconi Pier Silvio	B. of Dir.	Gestevision Telecinco S.A.	-	13,000 (2)	-	13,000
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	-	-	56,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (2)	-	-	1,000 (1)
Concina Enzo	B. of Dir.	-	-	-	-	-
Costa Maurizio	B. of Dir.	-	-	-	-	-
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	71,600	-	48,300	23,300
Ermolli Bruno	B. of Dir.	-	-	-	-	-
Giordani Marco	B. of Dir.	Gestevision Telecinco S.A.	-	3,700 (2)	-	3,700
Messina Alfredo	B. of Dir.	Gestevision Telecinco S.A.	-	6,600 (2)	-	6,600
Nieri Gina	B. of Dir.	Mediaset S.p.A.	50,500	-	45,000	5,500
Ruozi Roberto	B. of Dir.	-	-	-	-	-
Frattini Achille	Int. Aud.	-	-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.	-	-	-	-	-
Perotta Riccardo	Int. Aud.	-	-	-	-	-

(1) 500 shares of which are held by his wife.

(2) Shares bought and held on exercising stock-option rights, at a price of EUR 10.15 each and subject to a no-sale agreement until 25/09/2005.

FINANCIAL AND ECONOMIC RESULTS

We shall now look at the company's economic and financial results for 2004.

Economic results

A summary of Mediaset's income statement is provided below, with comments and comparisons with the results for 2003:

(EUR millions)

	2004	2003
Total net revenues	**96.9**	**168.6**
Goods and services purchased	18.2	16.8
Personnel expenses	21.2	20.3
Amortisation, depreciation and write-downs	67.3	101.2
Other operating costs	8.1	13.6
Total operating costs	**114.8**	**151.9**
Operating profit	**(17.9)**	**16.7**
Income/(charges) from investments	444.7	240.4
Interests and other financial income/(charges)	(26.0)	18.1
Result of equity investment and financial operations	**418.7**	**258.5**
Sundry and extraordinary income/(charges)	**(12.4)**	**(0.9)**
Profit before taxation	**388.4**	**274.3**
Income taxes	(13.5)	99.2
Profit for the year	**401.9**	**175.1**

Net revenues

Net revenues decreased by EUR 71.7 million, primarily due to the lower revenues from rental of library rights. The quality and quantity of the library owned by Mediaset S.p.A. is gradually being run down. The activity of managing and marketing television rights, which was performed by the subsidiary Mediatrade S.p.A. until December 31st, 2002, has now been taken over by R.T.I. S.p.A. (which incorporated Mediatrade S.p.A.). A one-year contract was signed during the year with this company for hiring the television rights through which a payment of EUR 85 million (compared to EUR 150 million in 2003) will be made to your company. This amount accounts for a large part of the revenues of Mediaset S.p.A.

Operating costs

Also operating costs decreased considerably from EUR 151.9 million in 2003 to EUR 114.8 million in 2004.

The main reason for this decrease is the decrease in the item *amortisation, depreciation and write-downs* for Euro 33.9 million, a direct consequence of the reduction in the rights library previously mentioned.

In 2004, *personnel expenses* amounted to EUR 21.2 million. Compared with 2003 amounts, the increase of EUR 0.9 million is attributable to the effects of contract and salary dynamics and to the increase in staff.

Operating profit

The greater reduction in net revenues than operating costs led to a negative variation in operating profit, which amounted to EUR 34.6 million.

Financial income / (charges)

Financial operations show a positive result in 2004 totalling 418.7 million Euro, up EUR 160.2 million on the 2003 result.

This item mainly includes two components: the *result from equity investment operations*, which includes the dividends received by subsidiary and affiliated companies and the relative portion of depreciation, and *other financial income / (charges)*, associated with the financial operations essentially linked to the "in-house banking" role played by your company to support the activities of its subsidiary companies.

- The *result from equity investment operations*, for a total amount of EUR 444.7 million, shows an improvement of EUR 204.3 million over 2003.

  The value of dividends received by the subsidiary companies grew considerably by EUR 115.1 million, going from EUR 365.8 million in 2003 inclusive of tax credit to EUR 480.9 million, broken down as follows:

  - R.T.I. S.p.A. increased the portion of dividend from EUR 169 million distributed in 2003 to EUR 259.6 million in 2004;
  - Mediaset Investment S.a.r.l. distributed dividends totalling EUR 86.9 million, whereas none where distributed in 2003;
  - Publitalia '80 S.p.A. distributed EUR 70 million in dividends in 2004, against EUR 60 million in 2003;
  - Publiespana S.A. distributed EUR 8.5 million against EUR 2.7 million in dividends distributed in 2003;
  - Gestevision Telecinco S.A. distributed EUR 54 million of dividends, against EUR 4.3 million distributed in 2003.

  In addition, the write-down of the investment in Albacom S.p.A. went from EUR 125.4 million in 2003 to EUR 36.2 million in 2004.

- The second important aspect in the financial operations is the item *interest and other financial income / (charges)* which, in 2004, recorded a net total of EUR 26 million, down EUR 44.1 million since 2003.

The Financial Management of the Holding company, mainly through current account relations with the Italian subsidiary companies, conducts a service of centralised management of the financial operations, the main results of which are represented by the following items:

- *income and charges from/to subsidiary companies*: these basically refer to interest income and charges accrued on the inter-company current account just mentioned; income went from EUR 41.3 million in 2003 to EUR 32.4 million in 2004, a decrease of EUR 8.9 million, while charges showed an improvement, going down from EUR 8.3 million in 2003 to EUR 6.3 million in 2004;
- *income and charges from/to others*: this item recorded an improvement, reducing the negative balance from EUR 15.3 million in 2003 to EUR 17.5 million in 2004;

- *write-down of financial assets other than equity investments*: a new item, totalling EUR 34.6 million, which represents the charge deriving from the difference between medium/long term borrowing by Albacom S.p.A. which has been taken over by Mediaset S.p.A., and the estimated sale value of the investment in Albacom S.p.A. which, increased by interest, will be received in 2009 as a result of the closing operation with British Telecommunications Plc.;
- *income from the management of exchange rates*: this item substantially refers to the result of hedging activities on foreign exchange rates. It closed 2004 with a largely breakeven result, in line with that of 2003.

Profit before taxation and tax on earnings

The pre-tax result totalled EUR 388.4 million, showing an increase of EUR 114.1 million over the previous year.

Taxes amounted to EUR 13.5 million and had a positive impact on the period result with a negative tax rate of 3.48%. This item includes the income of EUR 19.6 million for the tax benefits transferred from Fininvest S.p.A. by applying the Agreement signed on December 27th, 2004. This income includes EUR 16.1 million from IRES tax at 33% on the tax loss transferred within the consolidated area, and EUR 3.4 million from the economic effect deriving from belonging to the *Fininvest Consolidated Tax* scheme.

The item also includes the IRAP tax provision of EUR 1 million, and is adjusted by the provision for taxes advanced and deferred pertaining to the period amounting to EUR 5.1 million.

Profit for the year

The net profit for the year amounted to EUR 401.9 million, showing an increase of EUR 226.8 million on the figure of EUR 175.1 million in 2003.

Reclassified scheme according to the CONSOB communication No. 9400143 of February 23rd, 1994 (*)

In order to supplement the comments on the economic results, below you will find a reclassified scheme according to that established by the CONSOB communication No. 94001437 of February 23rd, 1994. Since August 5th, 2004, in compliance with the specific section in article 113 of the Consolidated Act, your company has been registered in the list of the financial brokerage companies regulated by article 106 and subsequent articles of the Law Decree No. 385/93 (Consolidated Act on laws about bank and credit matters). This registration was necessary since, with the approval of the financial statements as of December 31st, 2003, which occurred on April 27th, 2004, the profit for the year mainly derived, for the second consecutive year, from the results of financial and equity investment operations rather than from the operating profit.

(EUR millions)

	2004	2003
Income from investments	480.9	365.8
Other financial income	39.1	51.0
Interests and other financial charges	(30.5)	(33.3)
Foreign exchange gains and losses	-	0.4
Total financial income/(charges)	**489.6**	**383.9**
Write-downs in investments	**(70.9)**	**(125.4)**
Other operating revenues	96.9	168.6
Other operating costs	114.8	151.9
Profit of ordinary activity	**400.7**	**275.2**
Extraordinary income/(charges)	(12.3)	(0.9)
Profit before taxation	**388.4**	**274.3**
Income taxes	(13.5)	99.2
Profit for the year	**401.9**	**175.1**

(*) A more detailed table of the reclassified income statement is supplied as an attachment to the Notes to the financial statements.

Balance Sheet and Financial Position

(EUR millions)

Balance sheet summary	31/12/2004	31/12/2003
Investments and other financial fixed assets	1,303.2	1,412.9
Television rights	77.4	163.2
Other intangible and tangible fixed assets	6.4	7.5
Net working capital and other current assets/liabilities	119.6	183.9
Provision for employee termination indemnity	(5.1)	(4.4)
Net invested capital	**1,501.6**	**1,763.1**
Net financial position	**374.7**	**(17.4)**
Net shareholders' equity	**1,876.2**	**1,745.7**
Sources and applications	**2004**	**2003**
Cash flow from operations	**541.3**	**403.5**
Total investments incl.:	**(23.7)**	**(564.5)**
financial fixed assets	(22.8)	(563.0)
intangible/tangible fixed assets	(0.9)	(1.5)
Share capital increases	-	-
Dividends paid	**(271.3)**	**(247.4)**
Other changes affecting cash flow	**145.7**	**(15.5)**
Net cash flow	**392.0**	**(423.9)**

Net invested capital

As at December 31st, 2004, this totalled EUR 1.501.5 million compared to EUR 1,763 million at December 31st, 2003; the most significant component of net invested capital is *investments and other financial fixed assets* which amount to 1,303.2 million; the EUR 109.7 million decrease in this item since the previous year is primarily due to the disinvestment of the share premium reserve of Mediaset Investment S.a.r.l. The item, *television rights* fell sharply (EUR 85.8 million) since December 31st, 2003, mainly as a result of the portion of amortisation on the still existing rights equity.

Net financial position

The net financial position, which was in positive territory at EUR 374.7 million as of December 31st, 2004, shows a significant improvement (EUR 392.1 million) over the negative balance of EUR -17.4 million on December 31st, 2005. This is mainly due to the financial inflows arising from the dividends received distributed by subsidiary companies, amounting to EUR 479 million, the partial disinvestment of the stock premium reserve of subsidiary Mediaset Investment S.a.r.l., amounting to EUR 108.6 million, and the cash flow generated by operations. These were offset by outflows for the purchase of bon and SICAV quotas totalling EUR 150.3 million, and the payment of dividends amounting to EUR 271.3 million.

During the year, your company took over, from subsidiary Mediaset Investment S.a.r.l., the management of financial investments which mainly relate to the investments in a multi-

compartment SICAV (open-end investment company) and to a bond portfolio, in which your company was also helped by professionals in the sector.

It is to be remembered that the SICAV consists of an umbrella structure ("umbrella fund"), which means that it is organised in investment funds, which are administered separately, but legally considered as a single unit.

Mediaset S.p.A. has underwritten investment quotas in three *compartments*, which primarily invest in fixed-revenue securities of high ratings assigned by agencies such as Moody's and S&P. The benchmarks of the *compartments* underwritten are in line with those found in the funds market, with a similar nature and investment limit.

The guidelines for the investment are aimed at minimising the risk levels of the investment, partner and exchange rate. Specifically, each individual compartment can invest in:

- deposits in Euros;
- Government bonds of countries belonging to the OECD with a rating of "A" (Standard & Poor) or "A2" (Moody's) or higher;
- bonds that have, for at least 95% of the portfolio, a rating "BBB" (Standard & Poor) or Baa2" (Moody's) or higher.

At December 31st, 2004, the partners underwriting the fund, apart from your company, were Mondadori International S.A., a company belonging to the Mondadori Group, and Trefinance S.A., a company controlled by Fininvest S.p.A.

Shareholders' equity

Shareholders' equity increased from EUR 1,745.6 million on December 31st, 2003, to EUR 1,876.2 million on December 31st, 2004. The increase of EUR 130.6 million is mostly due to the positive balance between the net profit for 2004 of EUR 401.9 million, and the allocation for the payment of dividends of the previous year, amounting to EUR 271.3 million.

INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

During 2004, the following corporate transactions regarding your company and its equity investments took place:

Corporate reorganisation of the Telecinco Group followed by Initial Public Offer of shares in Gestevision Telecinco S.A.:

- On **March 17th, 2004**, the shareholders of Gestevision Telecinco S.A. and Publiespana S.A. – which are Mediaset S.p.A. (25%), Mediaset Investment S.a.r.l. (27%), Vocento (13%), Hetha Erste Beteiligungs GmbH (Dresdner Bank Group AG, 25%) and ICE Finance (10%) – signed an agreement to put in place the project for listing Gestevision Telecinco S.A. on the stock exchange through an IPO by the end of 2004.
- On **March 29th, 2004**, the Shareholders' Meeting of the companies concerned passed resolution for the **transfer of Publiespana to Gestevision Telecinco S.A.** by means of a capital increase in Gestevision Telecinco reserved to shareholders in Publiespana. Following this operation, the share capital in Gestevision Telecinco amounted to 246,641,856 shares at EUR 0.50 par value each. This operation did not alter either the prior shareholding structure of the company, or the organisational and business structure of the Telecinco Group, in

which broadcasting and the sale of advertising space continue to be carried out by Gestevision Telecinco and Publiespana respectively.

On June 8th, 2004, the Full Information Prospectus for the IPO was filed with the *Comision Nacional del Mercato de Valores* (CNMV) in Madrid. This gives the approximate price range for placing at between EUR 9.35 and EUR 10.15 per share.

This operation was coordinated by Dredner Kleinwort Wasserstein Limited, J.P.Morgan Securities LTD, Morgan Stanley & Co. International Limited and Santander Central Hispano Investment S.A. as the Global Coordinators of the IPO, while Rothschild acted as advisor to Gestevision Telecinco.

The IPO was promoted by Gestevision Telecinco, on behalf of the shareholders Hetha Erste Beteiligungs GmbH and ICE Finance B.V., and related to 74,185,584 shares amounting to 30.08% of the capital, while the Greenshoe part amounted to 11,127,837 shares, equalling 15% of the public offer.

The Offer was held in the period from 17th to 21st June 2004; on June 22nd, the sale price was set at EUR 10.15 per share. All the shares offered were placed and, since June 24th, 2004, have been traded in the Spanish stock exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish electronic system (SIBE or Mercado Continuo).

On December 31st, 2004, following the operation and the exercising of the Greenshoe by the banks on June 29th, the share capital of Gestevision Telecinco S.A. was split as follows:

Mediaset Investment S.a.r.l.......	no. shares: 66,593,304	27%
Mediaset S.p.A.......................	no. shares: 61.660,464	25%
Corporation de Nuevos Medios Audiovisuales SA (Vocento)......	no. shares: 32,063,436	13%
Freely-negotiable shares.........	no. shares: 86,324,652	35%

In addition, following the Stock Exchange float of Telecinco:

- there came into force, expiring on March 31st, 2007 and with possibility of extension for the following 5 years, the new partnership agreement between Mediaset and Vocento whereby:
  - Mediaset has the right to appoint the majority of the Board of Directors of Gestevision Telecinco for as long as Mediaset possesses a holding in excess of 50%, while Vocento has the right to nominate two of its own representatives to the Board for as long as it possesses a holding in Telecinco no less than 10%;
  - Vocento has the right to nominate the Chairman, while Mediaset can appoint the managing directors;
  - there is a non-competition agreement between Vocento and Mediaset in the sector freely-viewable terrestrial television in Spain.
- there were terminated the agreements signed on November 12th, 2003 between Mediaset S.p.A./Mediaset Investment S.a.r.l. and ICE Finance (whose purpose was the put-option in favour of ICE Finance and call-option in favour of Mediaset and the right of a beneficial interest in Mediaset's favour on the 10% portion in Telecinco and Publiespana held by ICE Finance) and the Total Return Swap contract with a leading international Bank. These agreements generated for the Mediaset Group total gross income of approximately EUR 45

million, including the 10% portion of the ordinary and extraordinary dividends paid by Telecinco during the half year, and the portion of capital gain achieved from the IPO by ICE Finance in excess of the pre-established minimum value.

- as envisaged by the agreements drawn up on March 31st, 2003, whose object was Mediaset's acquisition of 12% in Telecinco from Vocento for a counter-value of EUR 276 million, the price adjustment due from the subsidiary Mediaset Investment S.a.r.l. was calculated at EUR 78.2 million for this transaction. This amount was determined as the difference between the amount paid for the portion transferred from Vocento and its counter-value resulting from the average weighted prices of Telecinco shares in the first 5 days of trading.

Capital operations and agreement between shareholders for the transfer of the interest in Albacom S.p.A.

On **March 29th, 2004**, the Extraordinary Shareholders' Meeting of **Albacom S.p.A.** passed resolution to cover the net losses of EUR 286 million recorded in the approved balance sheet as at December 31st, 2003 by cancelling the share capital of EUR 248.7 and, for the other EUR 37.3 million, by using the amounts made available through the Shareholders having partially waived the reimbursement of the funding they had provided (quota pertaining to Mediaset totalling EUR 7.3 million). On the same date, resolution was passed for restoring the share capital to EUR 50.7 million, by means of allocation as capital of the same amount of part of the shareholder loan (quota pertaining to Mediaset totalled EUR 9.9 million).

On **July 30th, 2004**, the Extraordinary Shareholders' Meeting of Albacom S.p.A. passed resolution that, in order to cover the losses recorded in the balance sheet as at May 31st, 2004 and approved by the company, a EUR 66 million portion of the shareholder interest-bearing loan was to be converted into capital. Following this operation, the remaining shareholder interest-bearing loan, for the part pertaining to Mediaset S.p.A., amounted to EUR 12.9 million.

On **December 3rd, 2004**, British Telecommunications Plc (BT) (26%), Mediaset S.p.A. (19.5%), ENI S.p.A.(35%) and Banca Nazionale del Lavoro S.p.A. (BNL) (19.5%) signed an agreement for transferring to BT the investments held in Albacom S.p.A. by the other three shareholders. As illustrated in the following section of this Report, the operation – according to the terms described below – was completed after the closing of the period on receiving approval from the Antitrust authorities.

The agreement provides for the four shareholders in Albacom S.p.A. to directly take charge of their proportional amount of Albacom's medium-term bank debt totalling EUR 250 million and guaranteed by them. The credits that Mediaset S.p.A. and ENI S.p.A. will acquire at nominal value (Mediaset's portion equals EUR 49.2 million) from BNL S.p.A. will be transferred to BT Plc. The compensation for the transfer of the equity investment and these credits to BT Plc, receivable at 5 years from the closing date, will be determined according to a preset formula, on the basis of the EBITDA achieved by Albacom in the fiscal period ending March 31st, 2009, and which may not in any case exceed the minimum value plus interest, as established by contract.

Albacom S.p.A. at the closing will reimburse pro-quota the interest-free loan totalling EUR 100 million that the shareholders (Mediaset's part equalling EUR 19.5 million) paid between July and September 2004 to cover Albacom S.p.A.'s financial requirements envisaged for the fiscal period.

On the basis of the agreements signed, Albacom S.p.A. will continue to manage a large part of the telecommunication services of the selling shareholders for at least the next five years.

As advisor to the selling shareholders, Mediobanca has evaluated that the overall terms of the operation are congruous.

At December 31st, 2004, as already mentioned, the evaluation of the economic effects of this operation, done prudentially assuming a minimum price (which, for the portion pertaining to Mediaset, amounts to EUR 14.7 million), generated an overall gross expense of EUR 70.7 million, of which EUR 36.1 million relating to the residual value of the investment, including EUR 12.8 million of losses accrued by Albacom up to the date of transfer, and EUR 34.6 million in allocation to the risk provision to cover the presumed lower value of realisation of the former BNL financial credit.

Formation of the Joint venture RTI / Endemol Italia:

On **July 28th, 2004**, RTI S.p.A. paid EUR 0.4 million to acquire 50% of the capital in **Mediavivere S.r.l.** from Endemol Italia S.p.A. (which holds the other 50% of the capital). The purpose of this operation, which was in line with the letter of intents formalised by the parties in 2002, was to firm up the years of business relations with one of the main producers of Italian programmes. Managed jointly, this company will develop and make the product *Soap Opera nazionale* exclusively for the Mediaset Group, drawing on the synergies arising from the Mediaset Group's thorough knowledge of the market of viewers and its guaranteed continuous monitoring of progressive trends, together with Endemol Italia's productive efficiency in producing contents of an industrial nature. The company will continue to produce the soap operas *Vivere* and *Cento Vetrine*, also being in charge of marketing the ownership rights in all the channels where used.

- On **April 19th, 2004**, the Extraordinary Shareholders' Meeting of **Press TV S.p.A.** – a company held 50-50 by R.T.I. S.p.A. and the Fininvest Group company, Arnoldo Mondadori Editore S.p.A., and which develops multimedia publishing projects including the publication of periodicals strictly linked to television programmes – decided on a share capital reduction and a subsequent restoring of share capital of EUR 1.5 million with a view to covering the losses, to be subscribed pro-quota by the shareholders.
- On **May 18th, 2004**, **Mediaset Investment S.a.r.l.** subscribed, to the extent of its pertinent shareholding of 5%, an increase in capital in Convergenza SCA for a counter-value of EUR 1.5 million. Convergenza SCA is a Luxembourg company which owns a private equity fund under the same name, in which leading financial and industrial players hold stakes, and which mostly invests in companies working in the media industry.
- On **June 21st, 2004**, with an association fund of EUR 50,000, the **Consortium** called **Campus Multimedia In-Formazione** was set up, held jointly (50% each) by Mediaset S.p.A. and Libera Università in Lingue e Comunicazione IULM, an entity that organises training courses to create professional figures and promotes and develops innovative forms of teaching and training. This project stems from the experience of Campus Multimedia, the post-graduate course promoted by Mediaset S.p.A. from 2001 to 2003 together with SPISA, and its aim is to have the worlds of university and business meet on high-level training projects in the sector of digital economy, the media and information.

- On **June 25th, 2004**, the **merger by incorporation of Epsilon TV Production S.r.l. into its controlling company, RTI S.p.A.** was signed, with legal effect as of July 1st, 2004. This operation had been approved by the Extraordinary Shareholders' meetings of the two companies on April 21st, 2004.
- On **June 28th, 2004**, the Extraordinary Shareholders' Meeting of **TV Breizh S.A.**, in which Mediaset S.p.A. holds a 14.35% investment through Mediaset Investment S.a.r.l., passed resolution to increase share capital from EUR 22.5 million to EUR 26.4 million by means of an increase in the par value of the shares from EUR 100 to EUR 117.20 using the share premium reserve, to be followed by the reduction of the capital from EUR 26.4 million to EUR 3.4 million by reducing the par value from EUR 117.20 to EUR 15.12 in order to cover losses of EUR 23 million as recorded in the balance sheet of December 31st, 2003. During the year, the majority shareholder TF1, by means of acquiring holdings from some minority shareholders, increased its stake in the company from 40.5% to 71.14%.
- **Boing S.p.A.:** on **November 5th, 2004,** RTI S.p.A and Turner Broadcasting System Europe Ltd., a company in the Time Warner Group which owns the rights to some of the most famous cartoons worldwide, set up the company Boing S.p.A., subscribing 51% and 49% respectively in the initial share capital of EUR 10 million. The company produces the **free channel for children** also called Boing and on the air since November 20th, broadcast 24 hours a day on a digital terrestrial platform.
- **Fascino PGT S.r.l.**: on **November 9th, 2004**, implementing the agreements signed on July 31st, 2001, RTI S.p.A. purchased from Maurizio Costanzo and Maria De Filippi, for the previously agreed amount of EUR 1.9 million, a 10% stake in the share capital of Fascino S.r.l. As a result of this operation, 50% of this company is held by RTI S.p.A., and the other 50% by Maurizio Costanzo and Maria De Filippi.

HUMAN RESOURCES

General profile

"*The Mediaset Group acknowledges that human resources are a key factor for its development. HR management is based on the respect of personality and professional skills.*" (Article 2 – Code of Ethics of the Mediaset Group)

The business growth and development potential of a publishing and television company is based on its intellectual equity and this is why "human resources are so fundamental to our company".

The key points in the policy for professionally growing Mediaset's employees, in line with the Group's nature, are:

- professional growth within the company
- limited resorting to the external market, and only for covering critical roles
- internal mobility aimed at bringing out the best in individual potential
- creating loyalty among people
- attention to training.

Workforce and personnel composition

The total of Mediaset S.p.A. employees only slightly increased in number since 2003, bearing out the policy of resorting only rarely to the external market. The number went up from 216 (209 if only considering employees on permanent contract) to 222 (217 considering permanent staff only) from one year to the next.

Practically all employees work in the offices of Milan, while only a small number work in Rome.

Geographical distribution of employees

	31/12/2004		31/12/2003	
	Number	**%**	**Number**	**%**
Milano	197	90.8%	189	90.4%
Roma	20	9.2%	20	9.6%
Total	**217**	**100.0%**	**209**	**100.0%**

Looking at the age structure of the workforce and the figure on average seniority shows the importance given to not wasting professional levels built up with time, achieved by means of actions to create loyalty.

Age brackets of the permanent staff

	31/12/2004		31/12/2003	
Age	**Number**	**%**	**Number**	**%**
until 25 years	2	0.9%	3	1.4%
from 25 to 35 years	66	30.4%	65	31.1%
from 35 to 45 years	106	48.8%	99	47.4%
over 45 years	43	19.8%	42	20.1%
Total	**217**	**100.0%**	**209**	**100.0%**

Levels of corporate seniority

	31/12/2004		31/12/2003	
Seniority	**Number**	**%**	**Number**	**%**
until 3 years	36	16.6%	50	23.9%
from 3 to 7 years	48	22.1%	29	13.9%
from 7 to 15 years	54	24.9%	65	31.1%
over 15 years	79	36.4%	65	31.1%
Total	**217**	**100.0%**	**209**	**100.0%**

Personnel categories and careers

As well as the high seniority average and the low staff turnover, attention to the growth of staff from within is borne out by the progressive movement of staff towards higher categories. A detailed breakdown of the personnel categories of your company is provided in the table below:

	31/12/2004		31/12/2003	
	Number	%	Number	%
Managers	34	15.7%	36	17.2%
Journalists	3	1.4%	4	1.9%
Middle managers	38	17.5%	33	15.8%
Office staff	142	65.4%	136	65.1%
Total	**217**	**100.0%**	**209**	**100.0%**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunities is provided by the strong female component in the total corporate workforce (60.8%) and by the presence of women in a variety of managerial positions. This percentage grew in 2004.

Workforce gender per category

	31/12/2004		31/12/2003	
	Men	Women	Men	Women
Managers	26	8	28	8
Journalists	3	-	4	-
Middle managers	12	26	11	22
Office staff	43	99	39	97
Total	**84**	**133**	**82**	**127**

Workforce gender per category in percentage terms

	31/12/2004		31/12/2003	
	Men	Women	Men	Women
Managers	31.0%	6.0%	34.1%	6.3%
Journalists	3.6%	0.0%	4.9%	0.0%
Middle managers	14.3%	19.5%	13.4%	17.3%
Office staff	51.1%	74.5%	47.6%	76.4%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Environment protection, safety and health

"In the performance of its business operations, the Mediaset Group has the objective of protecting the health and guaranteeing the safety of its Recipients, adopting all the measures in force as per the law". (Article 12 – Code of Ethics). The main actions taken in 2004 in order to pursue the objective of health and safety were the following:

- a review of the environmental hazard assessment and fire risk documents;
- environmental analysis to check and measure the quality of the environment as regards chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, sound and light, etc.;

- health supervision, according to the Health Plan, particularly by means of ophthalmic and orthoptic checks for video terminal users and medical visits to check physical fitness;
- training of those in charge of handling emergencies, which includes participating in a first aid course and courses on fire-prevention and evacuation.

In-house communication

In-house communication, which it is the Mediaset Group's intention to continually develop and improve, continued with various major projects in 2004, particularly as regards in-house institutional communication.

3 meetings of all the managers in the Group were held in 2004, with the presence and support of the top corporate management, where general subjects, from business to organisational matters, were discussed.

In addition, for the second year, the Convention with all the Managers and Middle Managers of the Mediaset Group was held in Montecarlo (29-30 November 2004), in order to discover and reflect on corporate, business, strategy and technological innovation subjects.

Training

Mediaset is continuing to increase its investments in training of staff. The total number of training hours provided in 2004 show an upward trend in all the areas, particularly that of managerial tuition aimed primarily at young graduates and at the middle-management.

Training for employees

In 2004, apart from daily "on the job" activities, particular attention was focused on those skills required throughout the structure and all the positions, and which form the foundation of an advanced **organisational and managerial culture**, such as:

- Project for young graduates
- Training for middle managers
- Training for new managers
- Training of executives
- Development of personal skills
- Parallel scenarios

Hours of training

	2004	2003
Managerial	6,608	528
Professional	3,984	1,424
Linguistics	1,330	891
Total	14,765	2,843

OTHER INFORMATION PURSUANT TO ART. 2428 OF THE CIVIL CODE

Research and development

Research and development is carried out by the subsidiary companies as part of their allocated work. The relative observations are given in the section **Structure and operations of the Mediaset Group** in the Directors' Report for the Consolidated Financial Statements.

Own shares

At December 31st, 2004, the value of own shares, purchased as per the provisions of the resolutions of the Ordinary Shareholders' Meetings of April 20th, 2000, April 24th, 2002, April 16th, 2003 and April 27th, 2004, amounted to EUR 17.3 million (EUR 21.9 million at December 31st, 2003), equivalent to 1,957,000 shares and for use in the stock option plans approved.

During the period, in order to stabilise the fluctuations in the share price, and for needs of the approved stock option plan, a total of 11,711,951 shares were bought for an equivalent value of EUR 108 million, and 12,818,951 shares were sold for EUR 112.4 million. These transactions generated net income totalling EUR 1.7 million.

Stock Option plans 2000/2002 (General Meeting of April 20th, 2000) and 2003/2005 (General Meeting of April 16th, 2003)

The shareholders' meeting of April 16th, 2003 decided to create a new Stock Option Plan for 2003 to 2005 in order to gain the loyalty of the participants to the Plan and to engender their joint responsibility in the Group's operations and development.

This Meeting gave its approval to set up the Stock Option Plan 2003/2005 on the company's own shares for the employees of the company, its subsidiaries and its controlling company. These employees are selected by the Shareholding Plan Committee from among executives, journalists and managers of business units (or other company positions) with the plan remaining in place for three years. Approval was also given for similar projects to be put in place in subsidiary companies or companies in which the company has a direct or indirect holding, should it be felt appropriate by the Board of Directors.

The Stock Option Plans 2000/2002 and 2003/2005 resulted in the following allocations of stock options on Mediaset shares:

Year 1/1 - 31/12	Number of partecipants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	Rights to exercise
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Rights to exercise
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Rights to exercise
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	*Subject to verification of compliance with criteria*

In 2004, the Board of Directors approved an exceptional allotment of stock options on Telecinco shares in its possession – 563,000 shares – amounting to 0.23% of Telecinco's share capital, at an exercise price of EUR 10.15. The Shareholding Plan Committee allocated option rights to 5 participants. The options were exercised during the 2004 period.

As a result, to date there have been allocated option rights for the purchase of 9,420,500 Mediaset shares, the obligations for which have been met and which amount to 0.80% of current share capital, and a further 3,415,000 shares (0.29% of current share capital) which, to be exercised, obligations established by the Shareholding Plan Committee must be checked to have been met. The plan relating to the 2000 period, which provided for 140 participants and the allocation of purchase option rights on 585,000 Mediaset shares at an exercise price of EUR 17.16, whose obligations were met, closed on June 30th, 2004.

Relationships with subsidiaries, affiliates, the parent company, associated and related companies

The following tables provide details of the relationships and economic transactions with subsidiaries, affiliates, the parent company, associated and related companies. These operations took place at normal market conditions.

In accordance with Article 23 of the Bylaws, the Board of Directors has sole authority over any contract or legal relationship, which has a value over EUR 13,000,000, entered into between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or a company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these).

The Board of Directors has determined the guidelines for identifying operations with correlated parties, also in order to implement Article 71-bis of the Broadcasters' Regulations.

Specifically, the Board of Directors, in order to guarantee that any significant operations with correlated parties are concluded complying with the criteria of correctness in substance and procedures as referred to in the Code of Conduct:

- identifies correlated parties as those defined in the CONSOB communication 2064231 of September 30th, 2002;
- defines *the criteria for considering operations with correlated parties as significant;*

- defines the internal information flows necessary about the corporate functions involved in order to assure that the concluding of any significant operations with correlated parties has been subject to the prior examination and approval of the Board of Directors;
- checks, also in compliance with the relative instructions in the Code of Conduct, that significant operations are finalised with the help of independent experts for an appraisal of the assets concerned and to determine the fees.

(amounts in EUR thousands)

Payables from operations **Company**	**Costs + purchases tangible/intangibles assets**	**Liabilities + invoices to pay**
Parent Company		
Direct control:		
Fininvest S.p.A.		
Rentals, administrative services, seconded personnel and domiciliation	225	74
Royalties	465	-
Dividends	135,962	-
Fininvest Group affiliated companies		
Veleno S.p.A.		
Losses on investments disposals	13	-
Consorzio Aeromobili Fininvest		
Losses on investments disposals	44	-
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Rentals, sundry services, administrative services, sponsorships, condominial expenses	2,830	429
Preparation nursery school expenses	394	
Distribution mandate	-	19
Advances on options	-	5,133
Group VAT management VAT debt	-	19,019
Exchange, forex and valuation losses	16,562	-
Videotime S.p.A.		
Administrative services, sundry services, seconded personnel, surveillance, travelling expenses	57	41
Group VAT management VAT debt	-	527
Current account interests	405	19,197
Publitalia '80 S.p.A.		
Current account interests	5,165	226,335
Sundry services, seconded personnel, royalties, sponsorships	36	43
Mediaset Investment S.a.r.l.		
Administrative services, sundry services	2	-
Elettronica Industriale S.p.A.		
Current account, interests	730	52,315
Group VAT management VAT debt	-	544
Promoservice Italia S.r.l.		
Advertising costs	56	34
Group VAT management VAT debt	-	407
Current account, interest	42	1,115

(amounts in EUR thousands)

Payables from operations

Company	Costs + purchases tangible/intangibles assets	Liabilities + invoices to pay
Fininvest Group related companies		
European Communication Ltd.		
Exchange losses valuation	19	-
Cinema 5 S.p.A.		
Leases	20	-
Pagine Italia S.p.A.		
Advertising space	1,338	-
Il Teatro Manzoni S.p.A.		
Sponsorships	289	309
Arnoldo Mondadori Editore S.p.A.		
Photographic services	2	-
Alba Servizi Aerotrasporti S.p.A.		
Parking, rentals	2,143	278
Mondadori Retail S.r.l.		
Gift, other entertainment expenses	47	46
Finedim Italia S.p.A.		
Sundry services, seconded personnel	21	-
Medusa Film S.p.A.		
Adevertising, shows, fairs, conventions	-	24
Medusa Video S.r.l.		
Gift	6	2
Isim S.p.A.		
Distributed dividends	1,840	-
Milan AC S.p.A.		
Donations	17	-
Servizi Milan S.r.l.		
Donations	18	-

(amounts in EUR thousands)

Receivables on operations

Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Parent company		
Direct control:		
Fininvest S.p.A.		
Receivables *IRES* tax consolidation	-	29,828
Technical services, recovery of costs, seconded personnel, guarantee	605	561
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Sundry services, commission on guarantees, domiciliation, condominial expenses, royalties, distribution mandate	3,566	3,244
Emoluments, recovery of costs, other revenues, rentals, rights sale, gains on disposals	556	65
Advances on options	-	5,136
Hiring of programmes	85,000	30,000
Dividends	259,615	-
Current account, interest	24,515	877,915
Exchange, forex and valuation gains	44,601	-
Group VAT management VAT credit	-	15,079
Videotime S.p.A.		
Technical services, commission on guarantees, recovery of costs, emoluments, travelling expenses	39	16
Group VAT management VAT credit	-	14
Current account, interest	7	2
Boing S.p.A.		
Current account, interest	-	4
Publitalia '80 S.p.A.		
Services, technical services, commission on guarantees, recovery of costs, emoluments, seconded personnel	385	183
Group VAT management VAT credit	-	7,522
Dividends	70,000	-
Publiespana S.A.		
Dividends	8,498	-
Gestevision Telecinco S.A.		
Dividends	54,002	-
Elettronica Industriale S.p.A.		
Technical services, travelling expenses, recovery of costs, emoluments, commission on guarntees	30	4
Group VAT management VAT credit	-	379
Promoservice Italia S.r.l.		
Group VAT management VAT credit	-	171
Mediaset Investment S.a.r.l.		
Dividends	86,901	-
Financial income	7,900	-

(amounts in EUR thousands)

Receivables on operations

Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Fininvest Group related companies		
Arnoldo Mondadori Editore S.p.A.		
Sponsorship	11	-
Alba Servizi Aerotrasporti S.p.A.		
Assurance services	49	59
Consorzio Servizi Vigilanza		
Assurance services	3	3
Finedim Italia S.p.A.		
Assurance services, sundry services	16	19
European Communication Ltd.		
Royalties, rights	-	267
Valuation and exchange profits	17	-
Pagine Italia S.p.A.		
Assurance services	3	4
Medusa Film S.p.A.		
Assurance services	15	18
Medusa Video S.r.l.		
Royalties	166	94
Milan AC S.p.A.		
Assurance services	50	60
Consorzio Elicotteri Fininvest		
Assurance services	8	10
Il Teatro Manzoni S.p.A.		
Assurance services	2	2

As previously commented, Mediaset S.p.A. holds a 19.92% stake of the capital managed by the SICAV company ABS Finance Fund, a Luxembourg fund which is 64.90% owned by Mondadori International S.A., a company belonging to the Mondadori Group and 15.18% by Treefinance S.A., a subsidiary of Fininvest S.p.A.

It is also pointed out, in accordance with CONSOB Communications No. 1574 of February 20th, 1997 and No. 2064231 of September 30th, 2003 that, during 2004, Mediaset S.p.A. incurred costs for consultancy of EUR 10 thousand with the Sin&rgetica Group and EUR 315 thousand with the legal studio Avv. Aldo Bonomo.

SIGNIFICANT EVENTS AFTER DECEMBER 31ST, 2004

- **Mediaset Premium**

  In January 2005, the first stage of the digital offer through *Pay Per View, Mediaset Premium* was begun. This permits owners of enabled digital terrestrial interactive boxes and purchasers of Mediaset Premium cards, on sale in consumer electronics shops at EUR 18 for 6 matches, to watch the live broadcasts of the football matches in the second round of the *Serie A* Championship 2004-05 of the Juventus, Milan, Inter, Roma, Sampdoria, Livorno, Atalanta and Messina teams at a cost of EUR 3 per match. These are clubs for which Mediaset holds exclusive rights for digital terrestrial broadcasting until the 2006-07 season. As a result of the agreement between Mediaset and La 7 Televisioni, customers can also watch "Diretta Premium", the programme connected in real time with the fields of 17 teams in *Serie A* (Premiership).

- **Transfer of 1.9% of the investment in Gestevision Telecinco:**

  On January 18th, 2005, a Bought Deal was set up whereby Mediaset Investment S.a.r.l. sold a block of 4,600,000 ordinary shares in Gestevision Telecinco S.A., amounting to 1.9% of its

share capital, to JP Morgan Securities Ltd, which then placed this stake on the market of institutional investors. The sale, at a unitary share price of Euro 16.65 based on the closing stock exchange prices of the previous day and on the offers received, resulted in income of approximately EUR 77 million for Mediaset.

Following this transfer, the Mediaset Group continues to have the majority holding in Gestevision Telecinco S.A. with 50.1% of the share capital.

- **Transfer of the investment in Albacom:**

  On February 4th, 2005, having received the Antitrust authority's approval, Mediaset S.p.A. (19.5%) and the other shareholders selling, ENI S.p.A.(35%) and Banca Nazionale del Lavoro S.p.A. (BNL) (19.5%), put the agreement signed on December 3rd, 2004 into effect, finalising the transfer of their respective stakes held in Albacom S.p.A. to the shareholder British Telecommunications Plc (BT). As described earlier, in accordance with the contract, this operation also led to the transfer from Mediaset and ENI of the credits acquired pro-quota at nominal value (Mediaset's portion amounts to EUR 48.8 million) from BNL, relating to the EUR 250 million loan granted by BNL to Albacom which the shareholders in Albacom had guaranteed in proportion to their shareholding, and the reimbursement from Albacom of the interest-free loan paid by shareholders during 2004 (Mediaset portion: EUR 19.5 million).

- **Acquisition of the second digital Multiplex:**

  On March 18th, 2005, the company CEFI S.A. designated by Convergenza SCA, transferred 100% of the share capital in Home Shopping Europe S.p.A. to RTI S.p.A. for EUR 103.8 million.

  This operation will be finalised on receiving approval from the Competition and Market Supervisory Authority and the Supervisory Authority for Communications.

  Home Shopping Europe S.p.A., an Italian company controlled by Fondo Convergenza, operating in the market of retail sales via television and Internet under the brand "Canale D", controls Home Shopping Europe Broadcasting S.p.A., a broadcaster operating nationwide on terrestrial frequencies, enabled for experimental broadcasts using the digital platform.

  The purpose of this operation is for the Mediaset Group to acquire frequencies to be used for the creation of a new network for digitally broadcasting the terrestrial television signal nationwide.

  As soon as the above authorisations are issued, the analogue broadcasts of HSE will be stopped and the new digital multiplex will be activated.

FORESEEABLE DEVELOPMENTS

- In Italy, in the first part of the guarantee period of 2005, from January 30th to March 12th, the Mediaset channels confirmed their undisputed leadership in Prime Time with a 49.1% share compared to RAI's 38.3%, as well as in the 24 hour period with a 46.5% share compared to 38.4% for the RAI channels. In the first two months of 2005, advertising sales were higher than forecast. This forecast erred on the side of caution due to the comparison with the excellent results achieved in the first two months of last year and because of there being one calendar day less in 2005 than in 2004. Bearing out the good performance of the adver-

tising market, Publitalia's sales of advertising on Mediaset channels grew by 2% in the first two months.

- In Spain, the positive viewing figures achieved by Telecinco have continued to be maintained into the first part of 2005, retaining its leadership in all the time brackets with an average share of 22.3% for the full day, 23.4% in Prime Time and 21.9% in Day Time. Publiespana's sales of advertising on Telecinco have maintained a substantial pace in the first two months of 2005.

FURTHER INFORMATION

Privacy: protection and guarantee measures

The Proprietor assigned to privacy states that, in accordance with Article 26 of the Technical measures regarding minimum levels of security contained in Legislative Decree 196 of June 30th, 2003 and called the Code regarding the protection of personal data, the Policy document on security (DPSS) has been updated. This is a periodical updating since this document was already prepared in the past pursuant to the law (the previous version was approved on March 8th, 2004).

The DPSS defines the policies, the security standards and the procedures followed by the Company when handling personal information, on the basis of the analysis of risks pertaining to data and the distribution of duties and responsibilities within the structures in charge of their handling.

Monitoring and control

Your company implemented Legislative Decree 231/2001 regarding the penal responsibility of companies by appointing an internal "Monitoring and Audit Committee" in the previous period. This Committee, fully independently and with the support of corporate functions and possible external consultants, has to monitor the full application of the "organisational model" adopted, updating its content, and signalling any violations or non-compliance to the company's Board of Directors.

Management and coordination activities

Mediaset S.p.A. currently manages and coordinates the following companies:

- R.T.I. S.p.A.
- Elettronica Industriale S.p.A.
- Video Time S.p.A.
- Publitalia '80 S.p.A.
- Promoservice Italia S.r.l.

These activities primarily relate to financial matters such as the centralised treasury function.

REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL MEETING

1) *Company and consolidated financial statements as of December 31st, 2004; Reports on Operations; Reports of the statutory auditors; related resolutions*

Dear Shareholders,

We are confident that you will agree with the format and accounting policies used in preparing the Balance Sheet, Income Statement and Notes to the financial statements as at December 31st, 2004, which we call on you to approve along with this Report on Operations.

We also ask you to approve the allocation of the net profit for the year of EUR 401,914,215.45, after the provision of EUR 26,856,266.60 to the legal reserve, that thus reaches 20% of the share capital, and of EUR 913,941.96 to the provisions for *unrealised gains from exchange rates* regulated by article 2426 section 8-bis of the Italian Civil Code and to approve our proposal to distribute a dividend of EUR 0.38 per share, by using:

a) the available residual profit for an amount of EUR 374,144,006.89;

b) a portion, as much as required, of the item *Share-premium reserve* amounting to EUR 739,743,791.23, which has been released and made available according to articles 2430 and 2431 of the Italian Civil Code.

For your information, we point out that, with reference to the shares in circulation at March 21st, 2005 (1,181,227,564 shares less 1,422,145 own shares), the distribution of the above dividend would amount to EUR 448,326,059.22, which would imply utilising EUR 74,182,052.33 from *Share-premium reserve.*

2) *Authorisation to the Board of Directors to purchase and sell own shares; related resolutions*

Dear Shareholders,

We remind you that, with the approval of the financial statements as of December 31st, 2004 the option to purchase own shares attributed to the Board of Directors will lapse.

In the meantime, new regulations have been enforced for this matter, that are contained in Regulations no. 2273/2003 of the European Commission referring to the dispensation from re-purchase programmes of own shares, in compliance with Directive no. 2003/6 about insider dealing and market manipulation (the so-called market abuses).

Given the above, we believe it is useful that this authorisation is renewed in order to pursue, in the interests of the company, the purposes permitted by law and regulations in force. These include:

a) the availability of shares to give to employees of the company, subsidiaries and parent company taking part in Stock Option Plans for the 2000/2002 and 2003/2005 periods;

b) carrying out purchases and sales for liquidity, hedging and arbitration purposes.

Purchase operations will be carried out in compliance with article 132 of Law Decree 58/98 and any other applicable law, including the articles of Directive no. 2003/6 and execution rules, both Italian and EU.

Purchased shares shall not be used for operations to decrease share capital.

We therefore submit for your approval that the Board of Directors be granted the possibility to purchase, also by means of negotiation of options and derivatives on Mediaset shares, up to a maximum of 70,000,00 – and within the legal ceiling – ordinary own shares of a par value of EUR 0.52 each (amounting to 5.92% of the current share capital), on one or several occasions, until the approval of the financial statements as of December 31st, 2005 or, in any case, for a period not exceeding 18 months from the date of the General Meeting resolutions. The above amount is covered by available reserves as stated in the last financial statements regularly approved.

Purchase operations will be carried out based on the following:

i. purchases for the implementation of the Stock Option Plans for the 2000/2002 and 2003/2005 periods, approved by the General Meeting respectively on April 20th, 2000 and on April 16th, 2003, shall be conducted at the Stock Exchange where the shares are listed and at a price no higher than the reference price of the share in the Stock Exchange session prior to each individual operation and no lower than 20% of the reference price of the share in the Stock Exchange session prior to each individual operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the Company.

ii. The other purchases shall take place at the Stock Exchange where the shares are listed and at a price no higher or lower than 20% of the reference price of the share in the Stock Exchange session prior to each individual operation. These parameters are considered to be appropriate to find the value range within which the purchase is of interest to the Company.

We also ask you to confirm the authorisation for the Board to sell purchased shares, also in view of subsequent purchase and sale operations. Sales shall be carried out at the Stock Exchange where shares are listed and/or off the Stock Exchange, at a price not lower than 90% of the reference price of the share in the Stock Exchange session prior to any single operation. This authorisation is given for a period not longer than 18 months from the date of the resolution.

We ask you, in accordance with article 2357-ter of the Civil Code, to confirm the authorisation to the Board of Directors to sell own shares purchased on the basis of this resolution, or that are already held by the Company, to employees of the Company, of subsidiaries or of the parent company with respect to their exercise of purchase options on the shares granted to them, in line with the measures approved by the General Meeting of April 20th, 2000 regarding the setting up of a Stock Option Plan for 2000/2002 and by the General Meeting of April 16th, 2003 on the setting up of a Stock Option Plan for 2003/2005. This authorisation is given for the period established in the Stock Option Plans for the exercise of purchase options.

3) *Engagement of the Firm for auditing the company's and consolidated financial statements, as well as auditing the half-year reports for the years 2005, 2006 and 2007*

Dear Shareholders,

Your Company is subject to the obligation of auditing the company and consolidated financial statements, according to articles 156 and 159 of Law Decree no. 58 of February 24th, and of auditing the half-year report according to the CONSOB communication no. DAC/RM/97001574 of February 20th, 1997.

With the approval of the financial statements as of December 12th, 2004, the task attributed to the auditing company Deloitte & Touche S.p.A. will expire, according to the General Meeting resolution of April 24th, 2002 for the years 2002, 2003 and 2004.

We therefore ask your approval to engage Deloitte & Touche S.p.A. for auditing the company and consolidated financial statements and the interim reports for 2005, 2006 and 2007, based on the proposal by this auditing firm made on March 14th, 2005. This role will also include the functions and activities as per the articles 155 and 156 of Law Decree no. 58 of February 24th, 1998.

More specifically, as far as the cost estimate is concerned, we inform you that:

- The cost estimate for the auditing of the company financial statements includes 876 working hours for a total amount of EUR 77,500 for each fiscal year; the auditing of the consolidated financial statements, including the coordination of the revision work on consolidated financial statements and the checking of the consolidation procedure, includes 783 working hours for a total amount of EUR 69,000 for each fiscal year; while the limited audit and the general analysis of the financial statements of subsidiary companies includes 200 working hours for a total amount of EUR 17,500 for each fiscal year;
- The cost estimate referring to the limited audit of the half-year reports includes 986 working hours for a total amount of EUR 87,500 for each fiscal year.

To the sums above, a flat rate of 4% will be added to cover expenses plus the amount for CONSOB's monitoring contribution plus VAT. Furthermore, these amounts will be updated on a yearly basis by the ISTAT inflation rate starting from the audit of 2005 financial statements and half-year report and from the audit of accounts for the year 2005.

4) Appointment of the Board of Statutory Auditors and its Chairman; determination of emoluments

Dear Shareholders,

We inform you that, with the General Meeting for the approval of financial statements as of December 31st, 2004, the Board of Statutory Auditors' mandate granted by the General meeting resolution of April 24th, 2002 will expire.

As a consequence, we invite you to appoint the new members of the Board, establish their remuneration and appoint its Chairman.

for the Board of Directors

the Chairman



2004
Annual Report

Balance Sheet and Income Statement


MEDIASET







Balance Sheet as of December 31st, 2004

(Amounts in Euro)

ASSETS		31/12/2004	31/12/2003
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-
B)	**FIXED ASSETS**		
I	**Intangible fixed assets**		
1	start-up and expansion costs	-	1,967
3	industrial patents and intellectual property right	927,965	1,391,069
4	concessions, licences, trademarks and similar rights	77,428,797	163,290,798
6	intangible assets under formation and advances	-	204,861
7	other	-	4,474
Total		**78,356,762**	**164,893,169**
II	**Tangible fixed assets**		
1	land and buildings	4,716,250	4,765,250
2	plant and machinery	154,167	91,490
4	other tangible fixed assets	638,366	771,288
Total		**5,508,783**	**5,628,028**
III	**Financial fixed assets**		
1	investments in:		
	a) subsidiary companies	1,206,273,068	1,314,846,898
	b) affiliated companies	25,000	1,143,989
	d) other companies	96,456,269	96,456,269
	Total	1,302,754,337	1,412,447,156
2	receivables:		
	d) other companies		
	- due after 1 year	422,730	458,044
Total		**1,303,177,067**	**1,412,905,200**
TOTAL FIXED ASSETS (B)		**1,387,042,612**	**1,583,426,397**
C)	**CURRENT ASSETS**		
I	**Inventory**		
Total		-	-
II	**Receivables**		
1	trade receivables	260,994	482,806
1-bis	due from associated companies	373,402	192,441
2	due from subsidiary companies		
	- due within 1 year	58,542,851	73,447,477
	- due after 1 year	3,249,236	96,000
	Total	61,792,087	73,543,477
4	due from parent company	30,389,504	782,426
4-bis	due from taxation authorities	1,628,241	34,334,553
4-ter	tax assets paid in advance		
	- due within 1 year	19,140,025	19,212,566
	- due after 1 year	63,668,273	60,775,955
	Total	82,808,298	79,988,521
5	other receivables		
	- due within 1 year	22,983,733	45,558,474
	- due after 1 year	3,476,933	1,963,382
	Total	26,460,666	47,521,856
Total		**203,713,192**	**236,846,080**
III	**Financial assets (which are not fixed assets)**		
5	own shares	17,272,534	21,944,368
6	other securities	150,334,931	-
7	receivables due from subsidiary companies	877,918,927	890,603,283
Total		**1,045,526,392**	**912,547,651**

Balance sheet as of December 31st, 2004

(amounts in Euro)

ASSETS		31/12/2004	31/12/2003
IV	**Liquid funds**		
1	bank and postal deposits	43,349,080	30,104,593
3	cash in hand and cash equivalents	58,100	25,596
Total		**43,407,180**	**30,130,189**
TOTAL	**CURRENT ASSETS (C)**	**1,292,646,764**	**1,179,523,920**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	17,206,996	9,267,164
2	prepayments	982,900	1,969,249
3	pluriennal prepayments	2,748,771	726,177
TOTAL	**PREPAYMENTS AND ACCRUED INCOME (D)**	**20,938,667**	**11,962,590**
TOTAL	**ASSETS**	**2,700,628,043**	**2,774,912,907**

Balance sheet as of December 31st, 2004

(amounts in Euro)

	SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2004	31/12/2003
A)	**SHAREHOLDERS' EQUITY**		
I	**Share capital**	**614,238,333**	**614,238,333**
II	**Share premium reserve**	**739,743,791**	**739,743,791**
III	**Revaluation reserve**	**-**	**-**
IV	**Legal reserve**	**95,991,400**	**87,236,540**
V	**Reserve for own shares**	**17,272,534**	**21,944,368**
VI	**Statutory reserves**	**-**	**-**
VII	**Other reserves**	**-**	**-**
	merger reserves	8,339	130,140
	extraordinary reserve	7,034,904	103,052,909
	provisions for rounding figures	4	-
	reserve for dividends approved not paid	-	3,943,449
	Total other reserves	**7,043,247**	**107,126,498**
VIII	**Retained earnings (losses)**	**-**	**229,875**
IX	**Profit (loss) for the year**	**401,914,215**	**175,097,204**
	TOTAL SHAREHOLDERS' EQUITY (A)	**1,876,203,520**	**1,745,616,609**
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	17,538	29,171
3	other reserves	47,931,541	18,088,006
	TOTAL PROVISIONS FOR RISKS AND CHARGES (B)	**47,949,079**	**18,117,177**
C)	**EMPLOYEE TERMINATION INDEMNITY**	**5,065,120**	**4,395,500**
D)	**PAYABLES**		
4	due to banks		
	- due within 1 year	157,859,048	399,924,875
	- due after 1 year	240,000,000	300,000,000
	Total	397,859,048	699,924,875
7	trade accounts		
	- due within 1 year	7,902,782	11,335,258
	- due after 1 year	-	1,074,387
	Total	7,902,782	12,409,645
9	due to subsidiary companies		
	- due within 1 year	22,941,526	24,853,055
	- due after 1 year	3,234,549	96,000
	Total	26,176,075	24,949,055
10	due to affiliated companies	-	424,895
10-bis	due to associated companies	700,992	514,638
11	due to the parent company	74,370	197,882
12	due to taxation authorities	2,445,151	3,284,280
13	due to social security institutions	765,616	833,819
14	other sums payable		
	- due within 1 year	5,896,366	5,884,820
	- due after 1 year	6,449,236	4,779,330
	Total	12,345,602	10,664,150
15	sums due to subsidiary companies	298,960,823	238,177,805
	TOTAL PAYABLES (D)	**747,230,459**	**991,381,044**
E)	**ACCRUALS AND DEFERRED INCOME**		
1	accruals	21,082,900	10,682,998
2	deferred income	3,096,965	4,719,579
	TOTAL ACCRUALS AND DEFERRED INCOME (E)	**24,179,865**	**15,402,577**
	TOTAL LIABILITIES	**824,424,523**	**1,029,296,298**
	TOTAL NET SHAREHOLDERS' EQUITY AND LIABILITIES	**2,700,628,043**	**2,774,912,907**

Balance sheet as of December 31st, 2004

(amounts in Euro)

OFF-BALANCE SHEET ITEMS			31/12/2004	31/12/2003
Personal securities given				
a)	guarantees given			
	1)	in favour of subsidiaries	29,993,953	43,688,654
	2)	in favour of affiliated companies	504,578	504,578
	5)	in favour of third parties	59,681,917	49,689,057
	Total		90,180,448	93,882,289
Total personal securities given			**90,180,448**	**93,882,289**
Collateral given			**-**	**-**
Commitments and risks				
a)	potential liabilities guaranteed by Fininvest S.p.A.		118,785	-
b)	forward financial operations			
		foreign currency purchases	475,533,548	429,838,612
		foreign currency sales	474,942,601	429,271,036
		other commitments and risks	128,089,349	373,839,600
d)	other		20,551	-
Total commitments and risks			**1,078,704,834**	**1,232,949,248**
Other			**-**	**-**
TOTAL OFF-BALANCE SHEET ITEMS			**1,168,885,282**	**1,326,831,537**

Income statement as of December 31st, 2004

(amounts in Euro)

		2004	2003
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	90,773,510	156,516,600
5	other revenues and income		
	- sundry	6,114,348	12,050,974
TOTAL VALUE OF PRODUCTION (A)		**96,887,858**	**168,567,574**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	326,327	464,378
7	services	17,913,956	16,343,197
8	leasing and rental	5,516,778	10,087,531
9	personnel expenses:		
	a) wages and salaries	15,944,882	13,821,648
	b) social security contributions	4,206,500	4,108,730
	c) employee termination indemnity	930,689	885,410
	e) other expenses	154,547	1,489,379
	Total personnel expenses	21,236,618	20,305,167
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	63,970,928	99,244,978
	b) amortisation of tangible fixed assets	461,248	561,134
	c) write-downs of fixed assets	136,861	1,336,814
	Total amortisation, depreciation and write-downs	64,569,037	101,142,926
12	provisions for risks	2,561,743	130,000
14	sundry operating costs		
	a) losses on disposals and out-of-period expenses	104,649	39,519
	b) other costs	2,545,030	3,337,877
	Total	2,649,679	3,377,396
TOTAL COST OF PRODUCTION (B)		**114,774,138**	**151,850,595**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)		**(17,886,280)**	**16,716,979**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) subsidiary companies	479,016,192	365,796,124
	d) other companies	1,864,499	-
	Total income from investments	480,880,691	365,796,124
16	other financial income		
	a) from receivables included in fixed assets		
	- other	7,228	9,176
	c) from securities included in current assets which are not	538,107	-
	d) - other income		
	- subsidiary companies	32,422,659	41,312,217
	- other	6,195,009	9,663,306
	Total	38,617,668	50,975,523
	Total other financial income	39,163,003	50,984,699
Total financial income		**520,043,694**	**416,780,823**

Income statement as of December 31st, 2004

(amounts in Euro)

		2004	2003
17	interest and other financial charges		
	a) interest and other financial charges		
	- *subsidiary companies*	(6,342,667)	(8,257,728)
	- other companies	(24,218,909)	(25,086,614)
	Total	(30,561,576)	(33,344,342)
Total	**interest and other financial charges**	**(30,561,576)**	**(33,344,342)**
17 bis	**Foreign exchange gains and losses**	**46,915**	**418,499**
TOTAL	**FINANCIAL INCOME AND (CHARGES) (C)**	**489,529,033**	**383,854,980**
D)	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS**		
18	revaluations		
	a) investments	-	25,807
19	write-downs		
	a) investments	(36,148,308)	(125,425,749)
	b) financial fixed assets which are not investments	(34,591,050)	-
	c) securities included in current assets which are not investments	(122,636)	-
Total	**write-downs**	**(70,861,994)**	**(125,425,749)**
TOTAL	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)**	**(70,861,994)**	**(125,399,942)**
E)	**EXTRAORDINARY INCOME AND (CHARGES)**		
20	income		
	- *other*	14,969,361	302,036
21	charges		
	- prior years' taxes	(2,490)	(691,024)
	- other	(27,308,304)	(498,490)
Total	**extraordinary charges**	**(27,310,794)**	**(1,189,514)**
TOTAL	**EXTRAORDINARY INCOME AND (CHARGES) (E)**	**(12,341,433)**	**(887,478)**
PROFIT	**BEFORE TAXATION**	**388,439,326**	**274,284,539**
22	Income taxes for the year		
	a) *current* taxation	(18,574,842)	109,052,979
	b) deferred taxation and tax paid in advance	5,099,953	(9,865,644)
Total	**income taxes for the year**	**(13,474,889)**	**99,187,335**
26	**PROFIT (LOSS) FOR THE YEAR**	**401,914,215**	**175,097,204**

2004

Annual Report

Notes to the financial statement


MEDIASET





Notes to the financial statements as of December 31st, 2004

STRUCTURE AND CONTENT

The financial statements have been prepared in accordance with Italian Civil Code regulations and consist of the balance sheet (drafted in line with the scheme included in articles 2424 and 2424 bis of the Italian Civil Code), the income statement (drafted in line with the scheme included in articles 2425 and 2425 bis of the Italian Civil Code) and these explanatory notes which aim at providing an explanation, an analysis and, sometimes, an integration to the financial statements figures and which provide the information required as per article 2427 of the Italian Civil Code, Law Decree no. 127/1991 and other previous laws.

The items have been evaluated using prudential criteria and in view of the continuity of the activity. It has also been made taking into account the economic function of the assets and liabilities being considered, as required by article 2423-bis no. 1.

Furthermore, the changes that have occurred in the above regulations, by adopting the new provisions of Law Decree no. 6 dated January 17th, 2003 (as subsequently modified) regarding Corporate Law, have been taken into due consideration.

Finally, all additional information necessary to provide a true and fair reflection of the Company's affairs has been provided, even if not specifically required by law.

VALUATION CRITERIA AND ACCOUNTING PRINCIPLES

The accounting principles used in preparing the financial statements as of December 31st, 2004 are the same as those used for the financial statements as of December 31st, 2003.

In particular:

- there have been no exceptional circumstances making it necessary to depart from normal drafting and valuation criteria;
- changes in assets and liabilities are analysed under the comments on the items contained in the financial statements. Information is provided about the amount accrued to provisions and the amount utilised during the year;
- risks and charges relating to the period have been accounted for, even if they have been identified after December 31st, 2004.

The most important valuation criteria used in preparing the financial statements as of December 31st, 2004, in accordance with article 2426 of the Italian Civil Code, are as follows:

Intangible fixed assets

Television rights have been recorded in item b) 4 ***concessions, licences, trademarks and similar rights*** at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.r.l. (now S.p.A.) which took place on December 31st, 1993, and at cost for purchases made thereafter.

Amortisation of rights with a limited duration is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Amortisation of own rights and those with an unlimited duration in calculated on a straight-line basis over 60 months.

In line with current requirements on the elimination of taxation interference - Law Decree no. 127/1991 - in the financial statements under consideration, rights have been amortised using the above statutory criteria and not, as in previous periods, applying the rates established by the current tax regulations.

In the event that, regardless of the amortisation already recorded, rights have been through all the showings available per contract, their residual value is totally expensed.

Intangible assets under formation and advances are recorded at acquisition cost, net of accumulated amortisation.

Start-up and expansion costs are amortised over five years.

Software is amortised over five or three year, depending on its residual use.

Leasehold improvements are amortised over the residual length of the lease contract of the relevant asset and, in any case, over a period not exceeding five years.

Industrial patent rights are recorded at acquisition or production cost, including ancillary charges. They are systematically amortised over the period of their expected future use.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition or transfer cost. Cost includes ancillary charges and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are systematically depreciated over each accounting period on a straight-line basis according to the economic-technical rates which are determined in relation to the remaining potential use of the assets. Unlike in previous years, but in line with the provisions on the elimination of taxation interference, supplementary depreciation values have not been calculated.

The depreciation rates used are:

Land and buildings	3%
Plant and machinery	10-20%
Motor vehicles	10-25%
Office furniture and equipment	8-20%
Equipment and fittings	5-16%

Independently of the depreciation value already recorded, should a permanent loss of value occur, the fixed asset is depreciated; if, in subsequent years, the conditions that caused the write-down are no longer present, the original value is restored, adjusted only for amortisation.

Ordinary maintenance costs are fully attributed to the income statement. Supplementary maintenance costs are attributed to the equipment they refer to and are depreciated according to the residual use of the equipment.

Equity investments and securities (which are included in fixed assets)

Equity investments are valued at cost. The amount recorded is determined on the basis of the purchase price. The cost is reduced in the event of a permanent loss of value where the subsidiary companies incur in losses and expected immediate future earnings are not sufficient to offset the losses incurred; the original value is restored in subsequent years if the reasons for the write-down are no longer present.

Where the Company has made a payment to a subsidiary but it has not increased its share capital, such payments are recorded on the assets side of the balance sheet as *capital contributions*.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU area foreign currencies have been valued using December 31st, 2004 exchange rates, as notified by the European Central Bank. Hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of purchase cost (method of the weighted average cost for own shares) or estimated realisable value determined from the market situation or from the information sources which are normally used at an international level for non listed securities. The lower value is not maintained in subsequent years if the reason no longer applies.

As to own shares for the approved Employee Stock Option plans, they are recorded at a value calculated on the purchase cost (method of the weighted average cost) or at the lower between the book value, the estimated realisable value determined from the market situation or the exercise value of the option.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods, in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the Balance Sheet without setting up a provision.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices (ISTAT total revaluation coefficient).

Payables

Payables are stated at face value; those in non-EMU area foreign currencies have been translated using the December 31st, 2004 exchange rate, as notified by the European Central Bank. Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The revenues are recorded on an accruals basis.

Income taxes

Income taxes are recorded based on an estimate of taxable income as calculated under existing legislation, considering available exemptions.

In compliance with the accruals concept, the financial statements must include the taxes that, though being attributable to future periods are payable in the ongoing fiscal year (advanced taxes) as well as the taxes that, while being attributable to the period, will be paid in the future (deferred taxes). The amount recorded is the result of the temporary difference between the value attributed to an asset or liability under statutory reporting and the value attributed to that same asset or liability for tax purposes. These differences mainly derive from the difference between the pre-tax result in the statutory financial statements with no taxation interference and the taxable income that is originated in a given period and is eliminated in the space of one or more subsequent years.

Advanced taxes are recorded in accordance with the prudence concept and only when it is reasonably certain that, in the year the temporary differences will reverse, there will be taxable income not inferior to the timing differences.

Financial instruments

In order to reduce the risk of interest rate and exchange rate variations, Mediaset S.p.A. signs contracts for hedging specific operations or net exposures.

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non-EMU area foreign currencies are valued consistently with the assets and liabilities being hedged. Those are booked by recognising income and charges in the income statement on an accruals basis.

For the valuation of the forward contracts existing at the period end, reference is made to Accounting Standard no. 26 and to the Consob communication no. DAC/28731 dated April 14th, 2000.

The interest differential to be received or paid on the swap and equity swap interest rates are recorded in the income statement on an accruals basis throughout the duration of the hedging.

The interest differential accrued and not paid at the end of the year is recorded in the item *Prepayments and accrued income*.

The contracts signed for hedging exchange rate risks are recorded either at the current exchange rate at the closing of the year or at their fair value, according to the type of financial derivative. As for options, the premiums paid are recorded in the item "*receivables from*

counterparts for the purchase of options" and the premiums received are recorded in the item "*payables due to counterparts for the sale of options*".

Assets and liabilities are classified consistently with the assets or liabilities they refer to.

As for the equity swaps, at the end of the year, a valuation is made and, in case losses are recorded, these are recorded in the income statement in accordance with the prudence concept.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which generally corresponds to the moment they are received.

Where dividends are received the period after they were recorded, deferred tax is recognised in accordance with the aforementioned Accounting Standard no. 25.

Profits and losses from exchange rates

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year, at the time of approving the financial statements and the distribution of profit, is recorded, for the portion which is not absorbed by losses, in provisions that cannot be distributed until realisation.

ADDITIONAL INFORMATION

Adjustment of the financial statements 2003

The 2004 financial statements include the new provisions for financial statements and their schemes that have been introduced by the reform of Corporate Law as per Law Decree no. 6/2003, modified by Law Decree no. 37/2004.

In order to make the classification criteria of 2003 financial statements comparable to those of 2004 financial statements, we have reclassified the following:

- Reclassification of receivables due from related companies from item C II 4 bis to item C II 1 bis;
- Reclassification of receivables due from taxation authorities from item C II 5 *other receivables* to the new item C II 4 bis *tax receivables*;
- Reclassification of advanced and deferred taxes from item C II 5 *other receivables* to the new item C II 4 ter *advanced taxes*;
- Reclassification of item C 16 e) *revenue from exchange rates* to the new item C 17 bis *profit and losses on exchange rates*;
- Reclassification of item C 17 b) *losses from exchange rates* to the new item C 17 bis *profit and losses from exchange rates.*

Furthermore, in order to make the 2003 financial statements values comparable to those of the 2004 financial statements, trade and financial receivables and payables as well as the off-balance sheet items of the company Albacom S.p.A. have been reclassified from *related companies* to *third parties*.

Amounts recorded

As was the case for the financial statements as of December 31st, 2001, in compliance with article 2423 clause 5 of the Italian Civil Code, the tables of the financial statements are expressed in Euro excluding decimals (eliminated through rounding techniques) while the notes to financial statements – if not differently specified – record figures and figure comments in EUR thousands.

Tax consolidation

The Company has chosen the option of consolidating its taxes, as per article 117 and subsequent modifications of the Law Decree 917/1986, in its capacity as a consolidated company, together with those of Fininvest S.p.A. in its capacity as consolidating parent company.

The decision of the companies belonging to the Mediaset Group to enter "Fininvest tax consolidation" depended on the introduction – in the consolidation agreement – of a protection clause according to which the Mediaset Group will not be requested to pay income taxes for an amount higher than the amount that the Group would have paid if Mediaset S.p.A had consolidated the taxes in its own right.

The economic effect is calculated, year after year, according to the taxable income transferred by all the companies joining the "Fininvest tax consolidation" and is booked as a reduction of income taxes.

The receivables and payables deriving from the decision to take this option are recorded as receivables and payables due from/to the parent company.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code have been made in these financial statements.

CONSOB resolution no. 11971

We have provided the information called for by article 78 of CONSOB resolution no. 11971 of May 14th, 1999 and subsequent modifications concerning all sums of any kind paid to directors and statutory auditors by the Company or its subsidiary companies; and the shares allocated to directors under the 2000/2002 and 2003/2005 Employee Stock Option Plans, according to the criteria required by tables 1) and 2) mentioned in attachment 3c) of the said resolution.

Table I

Fees and other amounts paid to directors, statutory auditors and general managers

(amounts in Euro)

Full name	Position held in Mediaset S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (6)	Emoluments at the office	Benefits in kind	Bonus and other incentives (5)	Other remunerations (2)
Confalonieri Fedele (3)	Chairman of the Board	01.01.2004 - 31.12.2004	31.12.2005	750,000.00	6,260.95		1,461,587.35
Berlusconi Pier Silvio (3)	Deputy Chairman	01.01.2004 - 31.12.2004	31.12.2005	350,000.00	1,553.24		348,791.60
Adreani Giuliano (3)	Managing Director	01.01.2004 - 31.12.2004	31.12.2005	350,000.00	3,595.69		1,386,813.18
Amigoni Franco	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Berlusconi Marina	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Cannatelli Pasquale	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Colombo Paolo Andrea (3)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			15,500.00
Concina Enzo (4)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Costa Maurizio	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Crippa Mauro (3)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00	112.21	90,000.00 (5)	350,564.59
Ermolli Bruno	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Giordani Marco (3)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00	1,841.44	100,000.00 (5)	322,892.61
Messina Alfredo (3)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			7,606.00
Nieri Gina (3)	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00	3,813.30	490,000.00 (7)	393,064.87
Ruozi Roberto	Director	01.01.2004 - 31.12.2004	31.12.2005	16,000.00			
Frattini Achille (3)	Chairman Board of Statutory Auditors	01.01.2004 - 31.12.2004	31.12.2004	93,000.00			63,588.28
Giampaolo Francesco Antonio (3)	Statutory Auditor	01.01.2004 - 31.12.2004	31.12.2004	62,000.00			46,658.28
Perotta Riccardo (3)	Statutory Auditor	01.01.2004 - 31.12.2004	31.12.2004	62,000.00			430.00

1) *The emoluments specified refer solely to the period during which the position was covered.*
2) *Includes emoluments for other positions covered in subsidiary companies, remuneration for employee work, consultancy activities and non monetary benefits for the period of such work.*
3) *Other positions in subsidiary companies, as is shown in the following table.*
4) *For the position covered, remuneration was paid directly to the employer company until March 2004.*
5) *This amount will be paid after the approval of the financial statements that testify that the corporate objectives they were related to have been achieved.*
6) *The Board of Directors' mandate expires on approval of the financial statements as of December 31st, 2005 whereas the Board of Statutory Auditors' mandate expires on approval of the financial statements as of December 31st, 2004*
7) *EUR 125,000 of this amount will be paid after the approval of the financial statements that testify that the corporate objectives they were related to have been achieved.*

Table 1-Bis

Responsibilities held by directors and statutory auditors of Mediaset S.p.A. in subsidiary companies

Full name / Company	Position held	Term of appointment	Expiration of appointment	
Adreani Giuliano				
Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2004 - 31.12.2004	31.12.2004	(II)
R.T.I. S.p.A.	Director (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
Gestevision Telecinco S.A.	Director	01.01.2004 - 31.12.2004	29.03.2009	
Publiespana S.A.U.	Deputy Chairman	01.01.2004 - 31.12.2004	21.12.2005	
Berlusconi Pier Silvio				
Gestevision Telecinco S.A.	Director	01.01.2004 - 31.12.2004	29.03.2009	
Publiespana S.A.U.	Director	01.01.2004 - 31.12.2004	07.05.2008	
Publitalia '80 S.p.A.	Director (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
Confalonieri Fedele				
Gestevision Telecinco S.A.	Deputy Chairman	01.01.2004 - 29.03.2004		
Gestevision Telecinco S.A.	Director	29.03.2004 - 31.12.2004	29.03.2009	
Publiespana S.A.U.	Director	01.01.2004 - 31.12.2004	26.09.2006	
Colombo Paolo Andrea				
Publitalia '80 S.p.A.	Director	01.01.2004 - 31.12.2004	31.12.2004	(II)
Crippa Mauro				
R.T.I. S.p.A.	Director (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
Giordani Marco				
Gestevision Telecinco S.A.	Director	01.01.2004 - 31.12.2004	29.03.2009	
Publiespana S.A.U.	Director	01.01.2004 - 28.07.2004		
Publitalia '80 S.p.A.	Director (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
Messina Alfredo				
Publiespana S.A.U.	Director	01.01.2004 - 28.07.2004		
Gestevision Telecinco S.A.	Director	01.01.2004 - 31.12.2004	29.03.2009	
Nieri Gina				
R.T.I. S.p.A.	Director (I)	01.01.2004 - 31.12.2004	31.12.2004	(II)
Frattini Achille				
R.T.I. S.p.A.	Statutory Auditor	01.01.2004 - 21.04.2004		
R.T.I. S.p.A.	Statutory Auditor	21.04.2004 - 31.12.2004	31.12.2006	(II)
Promoservice Italia S.r.l.	Chairman B. of St. Auditors	01.01.2004 - 31.12.2004	31.12.2005	(II)
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2004 - 31.12.2004	31.12.2005	(II)
Videotime S.p.A.	Statutory Auditor	01.01.2004 - 31.12.2004	31.12.2005	(II)
Boing S.p.A.	Statutory Auditor	05.11.2004 - 31.12.2004	31.12.2007	(II)
Giampaolo Francesco Antonio				
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2004 - 31.12.2004	31.12.2005	(II)
R.T.I. S.p.A.	Statutory Auditor	01.01.2004 - 21.04.2004		
R.T.I. S.p.A.	Statutory Auditor	21.04.2004 - 31.12.2004	31.12.2006	(II)
Riccardo Perotta				
Boing S.p.A.	Statutory Auditor	05.11.2004 - 31.12.2004	31.12.2007	(II)

(I) *For the offices held, emolumens are directly paid to the company concerned*

(II) *Holding position until the date of approval of the financial statements.*

Table 2

Stock-options allocated to directors and general managers

(amounts in Euro)

		Options held at the beginning of the year 01/01/2004			Options assigned during the year 2004 (*)			Options exercised during the year 2004			Options expired during the year 2004	Options held at the end of the year 31/12/2004		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	40,000 1)	17.16	30.06.2004	(**) 190.000	10.15	25.09.2005	(**)190.000	10.15	14.75	40,000			
		170,000 2)	7.26	30.06.2005	(*) 170.000	9.07	31.12.2008	170,000	7.26	9.7048				
		142,500 3)	9.64	30.06.2006								142,500	9.64	30.06.2006
		170,000 4)	7.39	31.12.2007								170,000	7.39	31.12.2007
												170,000	9.07	31.12.2008
Pier Silvio Berlusconi	Deputy Cahirman				(**)130.000	10.15	25.09.2005	(**)130.000	10.15	14.6963				
					(*) 150.000	9.07	31.12.2008					150,000	9.07	31.12.2008
Giuliano Adreani	Managing Director	26,000 1)	17.16	30.06.2004	(**)140.000	10.15	25.09.2005	(**)140.000	10.15	15.044	26,000			
		110,000 2)	7.26	30.06.2005	(*) 110.000	9.07	31.12.2008	110,000	7.26	9.96				
		93,000 3)	9.64	30.06.2006								93,000	9.64	30.06.2006
		110,000 4)	7.39	31.12.2007								110,000	7.39	31.12.2007
												110,000	9.07	31.12.2008
Mauro Crippa	Director	11,000 1)	17.16	30.06.2004	(*) 62.000	9.07	31.12.2008				11,000			
		50,000 2)	7.26	30.06.2005								50,000	7.26	30.06.2005
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
		62,000 4)	7.39	31.12.2007								62,000	7.39	31.12.2007
												62,000	9.07	31.12.2008
Alfredo Messina	Director				(**) 66.000	10.15	25.09.2005	(**) 66.000	10.15	14.9524				
Gina Nieri	Director	11,000 1)	17.16	30.06.2004	(*) 62.000	9.07	31.12.2008				11,000			
		50,000 2)	7.26	30.06.2005				50,000	7.26	9.785				
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
		62,000 4)	7.39	31.12.2007								62,000	7.39	31.12.2007
												62,000	9.07	31.12.2008
Pasquale Cannatelli	Director	11,000 1)	17.16	30.06.2004							11,000			
		50,000 2)	7.26	30.06.2005				50,000	7.26	9.45				
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
Marco Giordani	Director	11,000 1)	17.16	30.06.2004	(**) 37.000	10.15	25.09.2005	(**) 37.000	10.15	14.9506	11,000			
		50,000 2)	7.26	30.06.2005	(*) 62.000	9.07	31.12.2008	50,000	7.26	9.8958				
		39,500 3)	9.64	30.06.2006								39,500	9.64	30.06.2006
		62,000 4)	7.39	31.12.2007								62,000	7.39	31.12.2007
												62,000	9.07	31.12.2008

1) Options allocated during the year 2000
2) Options allocated during the year 2001
3) Options allocated during the year 2002
4) Options allocated during the year 2003
(*) Options allocated to meeting obligations
(**) Options on shares of the subsidiary Gestevision Telecinco S.A.

COMMENTS ON THE MAIN ASSET ITEMS

(EUR thousands)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show historical cost, previous amortisation/depreciation, write-ups and write-downs, movements during the year and closing balances at December 31st, 2004 along with the total of re-valued assets still on the books at the end of the year.

Intangible fixed assets

During the year, the item *start-up and expansion costs* decreased to zero as a consequence of the year's amortisation. It included stamp duties and notary fees for capital increases, capitalised and amortised over 5 years.

The balance of *patents and intellectual property rights* amounted to EUR 928 thousand (EUR 1,391 thousand at December 31st, 2003). This item, which consists of software programmes, increased due to purchases in the year for EUR 446 thousand and decreased as a consequence of amortisation in 2004 for an amount of EUR 909 thousand.

The balance of *concessions, licences, trademarks and similar rights,* shown net of accumulated amortisation and write-downs, included the following:

	31/12/2004	31/12/2003
Concessions	2	4
Trademarks	64	68
Television rights		
Free TV rights	73,510	155,002
Pay TV rights	128	213
Home video rights	680	1,176
Dubbing	2,575	6,177
Ancillary expenses	470	651
Total	**77,429**	**163,291**

The balance at December 31st, 2004 is shown net of write-downs for EUR 10,291 thousand and includes rights that will take effect after December 31st, 2004 for an amount of EUR 2,683 thousand (EUR 6,195 thousand at December 31st, 2003), and which will begin to be amortised when they take effect.

The rights portfolio includes around EUR 304 thousand deriving from the transfer of the business of Reteitalia S.p.A. and EUR 190,364 thousand, with a residual value at December 31st, 2004, of EUR 50,355 thousand, in rights acquired in previous years from Fininvest Group companies (not including Mediaset Group companies) or their affiliated companies

The purchases at December 31st, 2004 in this item, which amounted to EUR 230 thousand, are mainly due to *ancillary expenses* referring to television rights, such as the re-mastering of obsolete materials.

The decrease of this item is mainly attributable to amortisation during the year and the elimination of rights and dubbing rights that have expired.

It should be noted that, as already mentioned in the ***valuation criteria*** section of these notes, unlike in past years, but applying the provisions on the elimination of taxation interference, in 2004 rights have not been amortised as established by Italian tax laws, but following economic criteria under which rights would be amortised over the period of the contract up to a maximum of 120 months and property rights as well as unlimited duration rights would be amortised over a period of 60 months on a straight- line basis.

Therefore, since amortisation had been recorded as permitted by Italian tax laws in previous years, the net book value of rights at January 1st, 2004 has been realigned to statutory values. The effects of the elimination of taxation interference are shown in the table of the section commenting ***shareholders' equity.***

Intangible assets under formation and advances include the following items:

	31/12/2004	31/12/2003
Production starts	-	137
Other advances	-	68
Total	**-**	**205**

The balance at December 31st, 2004 is net of accumulated write-downs of EUR 21,880 thousand (EUR 22,074 thousand at December 31st, 2003) allocated for options on productions that will presumably not be further developed. This item has been reduced to nil as a result of EUR 137 thousand depreciation during the year and advances for EUR 68 thousand.

Other intangible assets, which consisted of leasehold improvements, has been reduced to nil during the year as a consequence of amortisation.

Tangible fixed assets

Tangible fixed assets may be analysed as follows:

	31/12/2004	31/12/2003
Land and buildings	4,716	4,765
Plant and machinery	154	92
Other tangible assets		
Equipment	52	55
Furniture and office equipment	153	179
Office machinery and IT equipment	434	537
Total	**5,509**	**5,628**

As previously commented, also for tangible fixed assets the value at January 1st, 2004 has been realigned by eliminating the supplementary amortisation and write-downs of previous years performed for tax purposes. The effects of the elimination of taxation interference are shown in the table published in the section commenting on ***shareholders' equity.***

The amortisation of the year amounted to EUR 461 thousand.

The most significant item, ***land and buildings,*** entirely consists of the building in Rome leased to the subsidiary company R.T.I. S.p.A., used for offices for the companies of the Group.

Financial fixed assets

Investments

Investments in subsidiary companies are set out below; they are all valued at cost:

	31/12/2004	31/12/2003
R.T.I. Reti Televisive Italiane S.p.A.	534,219	534,219
International Media Services Ltd.	53	53
Publiespana S.A.	-	24,168
Mediaset Investment S.a.r.l.	524,195	632,769
Mediaset Ireland Ltd.	0.052	0.052
Publitalia '80 S.p.A.	51,134	51,134
Gestevision Telecinco S.A.	96,672	72,504
Total	**1,206,273**	**1,314,847**

During 2004, as a result of the reorganisation of the Spanish Group Telecinco for its listing at the Stock-Exchange, the transfer of Publiespana S.A. to Gestevision Telecinco S.A. has been finalised. The value of this transfer has increased by an equal amount, with registration in the "*Registro Mercantil*" on May 18th, 2004.

On November 5th, 2004, Mediaset S.p.A., in its capacity as single shareholder of Mediaset Investment S.a.r.l., decided to partially reimburse the share premium reserve by EUR 108,574 thousand, thus reducing the value of the equity investment by the same amount.

You will find in attachment a list specifying the information required for each subsidiary and affiliated company as per article 2427, clause 5 of the Italian Civil Code.

Investments in affiliated companies are listed below:

	31/12/2004	31/12/2003
Consorzio Aeromobili Fininvest	-	119
Campus Multimedia in formazione	25	-
Veleno S.p.A. In liquidation	-	1,025
Total	**25**	**1,144**

The following change took place during the year:

- On January 22nd, 2004, the final financial statements for the liquidation of Veleno S.p.A. as of December 19th, 2003 and their distribution plan were approved. Therefore the value of this investment is now equal to zero;
- On February 25th, 2004, a further share totalling 4% of the Fondo Consortile Aeromobili Fininvest was purchased for EUR 21 thousand. On April 5th, 2004, it was decided to wind-up the Consorzio early. Its distribution plan showed pro-quota losses for EUR 44 thousand, which led to a write-down for the same amount. The final financial statements for its liquidation as of July 8th 2004, approved by the General Meeting on July 22nd, 2004, recorded losses for EUR 148 thousand considering the Consorzio's provisions for EUR 520 thousand. This meant a reimbursement to Mediaset S.p.A. of EUR 97 thousand according to the final distribution plan. As a result, this investment is now equal to zero;
- On June 21st, 2004, the Consorzio *Campus Multimedia in-formazione per lo sviluppo della cooperazione tra Università e imprese nel campo della formazione e della ricerca* was founded. This is a consortium for multimedia information in order to develop cooperation between universities and companies in training and research work. Mediaset S.p.A. owns 50% of the shares, but control over the consortium is exercised by the other 50% partner *Libera Università di lingue e comunicazione IULM*.

Investments in other companies are listed below:

	% held at	31/12/2004	31/12/2003
Albacom S.p.A.	19.50%	-	-
Hopa S.p.A.	2.73%	96,454	96,454
Auditel S.r.l.	6.45%	2	2
Total		**96,456**	**96,456**

On **March 29th, 2004,** the Extraordinary Meeting of **Albacom S.p.A.** decided to cover the net losses recorded in the financial statements as of December 31st, 2003 for a total amount of EUR 286,055 thousand by eliminating the share capital totalling EUR 248,720 thousand and using, up to EUR 37,334 thousand, the amounts made available by the fact that shareholders partially gave up their receivables for the investment made (Mediaset's share amounted to EUR 7,280 thousand). That same date, the reconstruction of the share capital was decided for an amount of EUR 50,666 thousand, by allocating a portion of the shareholders' investments for that amount to the share capital (Mediaset S.p.A.'s share amounted to EUR 9,880 thousand).

On **July 30th, 2004**, the Extraordinary Meeting of Albacom S.p.A. decided to cover the losses recorded in the financial statements as of May 31st, 2004 by converting into share capital a portion of the interest-bearing loan of shareholders for EUR 65,968 thousand. After this transaction, the shareholders' residual interest-bearing loan, as far as Mediaset S.p.A. is concerned, totalled EUR 12,864 thousand.

On **December 3rd, 2004,** Mediaset S.p.A. entered into an agreement with BT for the transfer of its stake. As a result of this transaction, whose closing date has been set for 2009, Mediaset S.p.A. has entirely written-down this investment for an amount of EUR 22,743 thousand. It should also be noted that, under this agreement, which is explained in greater detail in the Report on Operations, the financial receivables from Albacom will be waived while BNL will buy pro-rata – for the same amount as the guarantee already provided – the payables due to

banks of Albacom S.p.A. The impact of these items are shown in the sections *Provisions for risk and charges and write-downs of financial assets.*

As already said in the financial statements as of December 31st, 2003, the value of the 2.73% stake held in HOPA S.p.A. totalling EUR 96,454 thousand and supported at purchase by the report of an independent expert, was estimated EUR 22,422 higher than the corresponding portion of the shareholders' unity stated in HOPA's consolidated financial statements at December 31st, 2003. It should also be noted that Hopa S.p.A. recorded net profit for EUR 162,693 thousand at December 31st, 2004.

Receivables

Receivables from other companies

	Balance as at 31/12/2004				31/12/2003
		Due (years)			
	Total	Within 1	From 1 to 5	After 5	
Other financial receivables	423	-	423	-	458
Total	**423**	**-**	**423**	**-**	**458**

The amount of EUR 423 thousand (EUR 458 thousand at December 31st, 2003) primarily consists of advance tax payments on the employee termination indemnity equal to EUR 270 thousand.

Current assets

Receivables

Trade receivables

The item recorded a EUR 222 thousand decrease over December 31st, 2003. It reflects trade receivables generated by the sale or rental of rights, mainly to Italian and foreign broadcasters and distributors. They are recorded for EUR 261 thousand (EUR 482 thousand at December 31st, 2003), equal to their face value of EUR 786 thousand and net of a write-down of EUR 525 thousand.

	31/12/2004			31/12/2003
	Gross	ADA	Net amount	
Due within 1 year	261	-	261	482
Due from 1 to 5 years	525	(525)	-	-
Total	**786**	**(525)**	**261**	**482**

The allowance for doubtful accounts amounts to EUR 525 thousand (EUR 1,314 thousand at December 31st, 2003) and represents a reasonable estimate of losses on receivables due from third parties.

Here follows the analysis of the allowance for doubtful accounts due from third parties:

	Tax free	Taxed	Total
Balance at 01/01/2004	-	1,314	1,314
Provisions allocated during the year	(789)	-	(789)
Total	**(789)**	**1,314**	**525**

Receivables due from subsidiary companies, affiliated companies, related companies and the parent company

This item can be broken down as follows:

	31/12/2004	31/12/2003
Due from related companies		
Trade receivables	274	86
Other receivables	99	106
Total due from related companies	**373**	**192**
Due from subsidiary companies		
Trade receivables	33,491	48,867
Other receivables	28,301	27,174
(Allowance for doubtful accounts)	-	(2,498)
Total due from subsidiary companies	**61,792**	**73,543**
Due from parent company		
Trade receivables	95	302
Other receivables	30,295	480
Total due from parent company	**30,390**	**782**
Total	**92,555**	**74,517**

This item shows receivables due after more than one year for EUR 3,249 thousand.

Trade receivables due from subsidiary companies mainly relate to R.T.I. S.p.A. for an amount of EUR 33,309 thousand and almost entirely regard receivables accrued based on the contract for the rights library.

They also include *trade receivables due from subsidiary companies* for EUR 23,165 thousand entirely relating to the management of VAT on a group basis and for EUR 5,136 thousand due to advances on options for foreign exchange transactions to cover exchange-rate risks.

Trade receivables due from the parent company Fininvest S.p.A. consist of amounts charged for services provided.

Other receivables due from the parent company Fininvest S.p.A. mainly consist of surplus due to tax credits (IRES) for an amount of EUR 10,256 thousand and of revenues from tax benefits applied as a consequence of the agreement on exercising the option for the nationwide consolidated tax signed on December 27th, 2004 for an amount of EUR 19,573 thousand.

They also include receivables for EUR 466 thousand consisting of the charging back of costs which were covered by the guarantee of June 1996, expired on December 31st, 2002 and commented at the item *commitments and risks* below.

In compliance with the new regulations about the elimination of taxation interference, the allowance for doubtful debts has been used for EUR 2,498 thousand. This amount represents the portions of the allowance that had been provisioned in past years in order to take advantage of the tax benefits as per article 71 of the Law Decree no. 917/86. This adjustment has caused extraordinary revenues to be recorded for an equal amount and extraordinary charges for deferred taxes totalling EUR 824 thousand.

Here follows the analysis of the allowance for doubtful accounts with Group companies:

	Tax free	Taxed	Total
Balance at 01/01/2004	2,498	-	2,498
Provisions allocated during the year	(2,498)	-	(2,498)
Total	-	-	-

Tax receivables

	31/12/2004	31/12/2003
Due from taxation authorities	1,628	34,335
Total	**1,628**	**34,335**

As per Law Decree no. 6/2003 and subsequent modifications regarding Corporate Law, this new item has been introduced that includes receivables from taxation authorities, except for those for which a reimbursement is required. This item refers to receivables due for IRAP (Regional Tax). The decrease over the past year is due to the transfer to the parent company Fininvest S.p.A. of receivables from taxation authorities for IRES (the newly introduced tax) following the decision to adopt the nationwide consolidated tax system as agreed on December 27th, 2004.

Here below you'll find a concordance table between ordinary IRES rates and actual IRES rates:

	31/12/2004	31/12/2003
Current tax rate	**33.00%**	**34.00%**
Effect of the increase (decrease) variation as to the ordinary tax rate		
Tax free income	0.00%	0.00%
Dividends	-40.21%	-0.83%
Permanent differences	3.25%	1.61%
Actual tax rate	**-3.96%**	**34.78%**

Considering the different method adopted to calculate IRAP, we have considered it was not right to compare these figures to IRAP, since it would have meant comparing unmatched amounts.

The actual rate has been calculated without considering the impact on profit deriving from the previous elimination of tax interference. This impact has determined a net rate of -2.77%.

Advanced taxes

As already said for the previous item, this is a newly created item, totalling EUR 82,808 thousand, that shows advanced taxes net of deferred taxes (EUR 79,988 thousand at December 31st, 2003), as detailed in the table below.

	31/12/2004		31/12/2003	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Gains from the sale of property	-	-	54	27
Elimination of taxation interference on tangible fixed assets	270	103	-	-
Elimination of taxation interference on intangible fixed assets	26	10	-	-
Elimination of taxation interference on the provision for bad debt	1,724	569	-	-
Total liabilities	**2,020**	**682**	**54**	**27**
Assets for advance taxes for:				
Entertainment expenses	331	127	308	118
Provision for sanctions and litigation	3,354	1,282	3,160	1,207
Provision for write-down advance payment to distributors	1,163	444	1,493	571
Provision for write-down of assets	18,758	7,168	18,621	7,116
Provision for write-down of productions under way	901	344	901	344
Provision for write-down rights on paid amounts with indefinite due	3,603	1,377	3,603	1,377
Provision for write-down of depleted broadcasting rights	6,688	2,556	6,688	2,556
Provision for write-down contracts to be finalised	1,059	405	1,059	404
Provision for Albacom risks	34,591	11,415	-	-
Provision Pad 2004 risks	898	343	-	-
Unpaid directors' emoluments	543	179	422	139
Provision for bad debt	1,314	434	1,314	434
Provision for write-down investment in Mediaset Investment S.a.r.l.	63,290	20,886	94,935	31,329
Provision for write-down investment in Veleno S.p.A.	97	32	159	52
Write-down of investment in Albacom S.p.A.	76,825	25,352	102,433	33,803
Write-down dedicated own shares	532	203	1,461	558
Membership fees	11	4	17	7
Elimination of taxation interference on intangible fixed assets	28,625	10,939	-	-
Total assets	**242,583**	**83,490**	**236,574**	**80,015**
Total		**82,808**		**79,988**

This item records receivables due after 12 months for an amount of EUR 63,668 thousand.

The amount specified in the table corresponds to the balance of the receivables due from tax advances that have been calculated based on the temporary difference between the value recorded in the financial statements and the corresponding value recognised for tax purposes.

Advanced taxes and deferred taxes have been calculated using the tax rates in force at January 1st, 2004. This is felt to represent the tax rate that will be in force when the timing differences reverse.

In compliance with the new regulations about tax interference, the net book value of tangible and intangible fixed assets has been realigned. This has caused extraordinary charges from deferred taxes of EUR 923 thousand and extraordinary revenue from advanced taxes for EUR 9,667 thousand.

No advanced taxes have been allocated for the tax loss of the year totalling EUR 48,917 thousand since, after the Company's decision to adopt the consolidated tax system, this loss is immediately remunerated and therefore its corresponding receivables totalling EUR 16,143 have been recorded, as already said, in the item *other receivables due from the parent company.*

Other receivables

This item is broken down as follows:

	31/12/2004	31/12/2003
Due from taxation authorities	256	250
Due to social security institutions	33	42
Due from employees	133	157
Advances to suppliers	511	366
Advances to consultants and freelance staff	7	4
Other receivables	25,521	46,703
Total	**26,461**	**47,522**

This item records receivables due after 12 months for an amount of EUR 3,477 thousand (EUR 1,963 thousand at 31st December 2003).

Other receivables mainly refer – for an amount of EUR 19,500 thousand – to the non interest-bearing loan granted to Albacom S.p.A. as per the resolution of the Board of Directors dated June 28th, 2004. In February 2005, following the agreement for the transfer of the stake, the loan was repaid and discharged. *Other receivables* also refer to advances on foreign exchange options for EUR 5,133 thousand.

Financial assets which are not fixed assets

Own shares

This item includes shares in Mediaset S.p.A. acquired pursuant to the resolutions of the General Meetings held on April 20th, 2000, April 9th, 2001 and April 24th, 2002, April 16th, 2003 and April 27th, 2004 that established that powers be granted to the Board of Directors for purchases up to a maximum of 70,000,000 shares (5.92% of the share capital). These powers are attributed through to the approval of financial statements at December 31st, 2004 and, in any case, for a period no longer than 18 months from the date of the General Meeting resolution.

At December 31st, 2004, the value of own shares amounted to EUR 17,273 thousand (EUR 21,944 thousand at December 31st, 2003), equal to 1,957,000 shares destined for the Employee Stock Option Plan approved. As for 1,500,000 shares, destined for the Employee Stock Option Plan approved in 2002, a write-down of EUR 314 thousand has been recorded in order to adjust the book value to the market price at the end of 2004. As for 457,000 shares destined to the Employee Stock Option Plan approved in 2001, no adjustment was made since the market value of these shares is higher than their book value.

At December 31st, 2004 there were no own shares in the portfolio for the purpose of stabilising the Stock-Exchange value of the share.

During the year, in order to stabilise the course of the share, 11,711,951 shares were purchased for an amount of EUR 108,036 thousand and 12,818,951 shares were sold for EUR 112,394 thousand. These transactions produced net revenues of EUR 1,659 thousand.

Other securities

	31/12/2004	31/12/2003
Bonds	38,979	-
Convertible bonds	2,514	-
SICAV capital shares	108,842	-
Total	**150,335**	-

This newly created item includes:

- Listed and unlisted bonds for a total of EUR 41,493 thousand net of the write-down referring to the valuation at market price, for EUR 14 thousand;
- Portions of securities investment funds for a total of EUR 108,842 thousand, net of the write-down referring to the valuation at market price, for EUR 109 thousand, managed through ABS Finance Fund, Sicav (open-end investment company). This company was set up as an umbrella fund, that is, it is organised in investment funds which are managed separately, but that are legally considered as a single subject.

  Mediaset S.p.A. has subscribed investment shares in three *compartments* that mainly invest in fixed-income securities highly rated by agencies such as Moody's and S&P. The benchmarks of the *compartments* that have been subscribed are in line with those of funds having a similar nature and investment limits.

  The guidelines for investing are oriented towards reducing investment, partner and exchange-rate risks to a minimum; more specifically, each *compartment* can invest in:

  - Euro deposits;
  - Government bonds of countries belonging to the OECD with a rating of "A" (Standard & Poor) or "A2" (Moody's) or higher;
  - Bonds having, for at least 95% of the portfolio, of "BBB" (Standard & Poor) or Baa2" (Moody's) or higher.

  At December 31st, 2004, the shareholders who have subscribed the fund, apart from your Company, are: Mondadori International S.A., a company belonging to the Mondadori Group, and Trefinance S.A., a subsidiary company of Fininvest S.p.A.

Intercompany financial receivables

These relate to current account transactions with Group companies and are analysed as follows:

	31/12/2004	31/12/2003
Epsilon Tv Production S.r.l.	-	4,687
R.T.I. S.p.A.	877,915	885,916
Boing S.p.A.	4	-
Total	**877,919**	**890,603**

The current account transactions with subsidiary companies are regulated by a contract agreed on December 18th, 1995. It states that interest shall be calculated in relation to the Euribor rate (average Euribor 1 month flat rate for interest income and average Euribor 1 month + 1% for interest charges).

Liquid funds

The balance of EUR 43,407 thousand (EUR 30,130 thousand at December 31st, 2003) includes current accounts held at major Italian and foreign banks equal to EUR 43,349 thousand (EUR 30,105 thousand at December 31st, 2003) plus cash and duty stamps totalling EUR 58 thousand (EUR 25 thousand at December 31st, 2003).

Net financial position

The net financial position of Mediaset S.p.A. at December 31st, 2004, compared to that of the previous year is as follows:

	31/12/2004	31/12/2003
Liquid funds	43,407	30,130
Financial income and securities (which are not fixed assets)	150,335	-
Net receivables from subsidiary companies	578,958	652,425
Total financial assets	**772,700**	**682,555**
Due to banks	(397,859)	(699,925)
Total financial liabilities	**(397,859)**	**(699,925)**
Net Financial Position	**374,841**	**(17,370)**

The increase in the net financial position, equal to EUR 392,211 thousand, relates primarily to the revenues generated by dividends received by subsidiary companies for EUR 479,016 thousand, by the partial elimination of the share-premium reserve by the subsidiary Mediaset Investment S.a.r.l. for EUR 108,574 thousand and by the cash flow generated by operations. As for financial liabilities, they are related to dividend payouts for EUR 271,327 thousand and to the purchase of bonds and Sicav stakes totalling EUR 150,335 thousand. These movements are explained in greater detail in the attached cash flow statement.

Financial liabilities are included only for the purposes of reporting the net financial position of Mediaset S.p.A. at December 31st, 2004.

Prepayments and accrued income

This item includes:

	31/12/2004	31/12/2003
Accrued income		
Interest receivable on securities which are not investments	168	-
Unrealised exchange gains		
- mark to market	4,918	4,303
- fair value	11,026	4,435
- point	1,095	529
Total accrued income	**17,207**	**9,267**
Prepayments		
Film proceeds	127	127
Insurance	66	48
Property rentals	4	4
Production banus	-	13
Commission on guarantees	9	-
Other	777	1,778
Total prepayments	**983**	**1,970**
Pluriennal prepayments		
Other pluriennal prepayments	2,749	726
Total Pluriennal prepayments	**2,749**	**726**
Total prepayments and accrued income	**20,939**	**11,963**

The item ***accrued income on foreign exchange*** mainly consists of the mark to market and fair value valorisation of the exchange rate hedging transactions on outstanding contract receivables and payables at December 31st, 2004 (accruals relating to exchange rate hedging transactions and valorisation of transactions compared to the exchange rate at the end of the year). It mainly refers to transactions related to the subsidiary R.T.I. S.p.A. for a total amount of EUR 16,919 thousand. The remaining amount pertains to the assessment of hedging made by third parties.

The considerable increase of the Euro against the US dollar, especially during the last quarter of 2004, had a positive impact on the valuation at the end of the year of the hedging transactions by Mediaset S.p.A. towards its subsidiary company. This was balanced by the exchange-rate losses recorded in the transactions on the market.

The item ***multiyear prepayments*** mainly refers to consultancy contracts for analyses, assessments and negotiations aiming at the take-over of companies in the multimedia industry.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(EUR thousands)

Shareholders' equity

Movements in shareholders' equity items are analysed in the attached table.

Comments on the main items and movements therein are set out below.

Share capital

At December 31st, 2004 share capital amounted to EUR 614,238 thousand (unchanged since December 31st, 2003), wholly subscribed and paid-up. It was made up of 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No change took place during the year.

Share premium reserve

At December 31st, 2004 the share premium reserve totalled EUR 739,744 thousand (unchanged since December 31st, 2003). No change took place during the year.

Legal reserve

At December 31st, 2004 this reserve amounted to EUR 95,991 thousand (EUR 87,237 thousand at December 31st, 2003). The increase over December 31st, 2003, equal to EUR 8,754 thousand, represents 5% of the net profit for 2003 allocated to the legal reserve in accordance with the resolution passed at the General Meeting of April 27th, 2004.

Reserve for own shares

At December 31st, 2004 the reserve for own shares was equal to the value of the company's shares owned, accounted for in the suitable item *financial assets which are not fixed assets*, in line with article 2357 of the Italian Civil Code. The reserve at December 31st, 2004, amounted to EUR 17,273 thousand (EUR 21,944 thousand at December 31st, 2003), equal to 1,957,000 shares. During the year, 11,711,951 and 12,818,951 own shares were purchased and sold respectively.

Other reserves

These reserves amount to EUR 7,043 thousand (EUR 107,126 thousand at December 31st, 2003); the decrease over the previous year, equal to EUR 100,083 thousand, is the result of the following:

- the withdrawal from the extraordinary reserve of EUR 100,690 thousand in accordance with the resolution of the General Meeting of April, 27th 2004, to supplement the amount approved for dividend payouts;
- the withdrawal from the merger reserve of EUR 122 thousand in accordance with the resolution of the General Meeting of April 27th, 2004, to supplement the amount approved for dividend payouts;

- the withdrawal and subsequent reduction to nil of the reserve for dividends approved, but not paid for EUR 3,943 thousand in accordance with the resolution of the General Meeting of April 27th, 2004, to supplement the amount approved for dividend payouts;
- transfer to the extraordinary reserve of EUR 4,671 thousand from a specific own share reserve.

As required by the new regulations about Corporate Law, that we have already mentioned several times, the tables below analytically show the effects of the elimination of taxation interference as well as the items of the shareholders' equity specifying the possible use and distribution of reserves:

	31/12/2004	31/12/2003	31/12/2003
	Period Result	Period Result	Shareholders' equity
Result before elimination of taxation interference	**418,242**	**175,097**	**1,745,617**
Taxation interference, gross of deferred taxes:			
1. Surplus amortization of tangible fixed assets	136	66	133
2. Surplus amortization of intangible fixed assets	(5,585)	(21,130)	(23,014)
3. Surplus provisions for doubtful debts	(754)	(1,041)	2,498
4. Extraordinary effects due to the elimination of past taxation interference:			
- Extraordinary income from tangible fixed assets	133	-	-
- Extraordinary loss from intangible fixed assets	(23,014)	-	-
- Doubtful debts	2,498	-	-
Total gross taxation interference	(26,586)	(22,105)	(20,383)
Related deferred taxes	10,258	8,295	7,813
Total taxation interference, net of deferred taxes	(16,328)	(13,810)	(12,570)
Result after the elimination of taxation interference	**401,914**	**161,287**	**1,733,047**

Nature/description	Amount	Possibility of use	Amount for distributing	Summary of uses in the three previous years	
				To cover losses	Other reasons
Share capital	614,238	=	-		
Share capital reserves					
- Reserve for own shares	17,273	=	-		
- Share premium reserve	739,744	A B C	-		
Profit reserve:					
- Reserve from merger	8	A B C	8		
- Legal reserve	95,991	B	-		
- Extraordinary reserve	7,035	A B C	5,697		1,705
- Retained earnings	-	=			
Total	**1,474,289**		**5,705**		

Key:

A - share capital increase

B - to cover losses

C - distribution to shareholders

EUR 1,338 thousand of the *extraordinary reserve,* which totals EUR 7,035 thousand, cannot be distributed according to article 109 clause 4 letter b of Law Decree no. 917/1986. This rule gives the possibility of deducting some components of the income off-the-books (tangible and

intangible fixed assets write-downs and amortisation, value adjustments and provisions) in compliance with that established by tax laws.

In order to avoid that deducting the above liabilities from income, dividends that have not been subjected to taxation are distributed, it is necessary to maintain a *profit reserve, other than the legal reserve* for an amount equal to those liabilities deducted off-the-books, net of the deferred taxes related to the amounts deducted.

Retained earnings

At December 31st, 2004, retained earnings were reduced to nil (EUR 230 thousand at December 31st, 2003), as a result of supplementing the amount approved for dividend payouts.

Net profit for the year

Net profit for the year amounted to EUR 401,914,215.45 (EUR 175,097,204.06 at December 31st, 2003).

Provisions for risks and charges

These provisions and their movements may be analysed as follows:

	1/1/2004	Provisions	Utilised	31/12/2004
1. Provision for pension benefits and similar obligations	29	-	(11)	18
Total	**29**	**-**	**(11)**	**18**
3. Other provisions:				
Provision for future risks (penalties & disputes)	3,160	270	(76)	3,354
Provisions for other risks and charges	14,928	37,781	(8,131)	44,578
Total	**18,088**	**38,051**	**(8,207)**	**47,932**
Total	**18,117**	**38,051**	**(8,218)**	**47,950**

Provisions for other risks and charges increased by EUR 37,781 thousand and decreased by EUR 8,131 thousand. The increase consisted of the following:

- At the end of 2004 Mediaset S.p.A. entered – with all the other shareholders – an agreement for the transfer of Albacom S.p.A. to British Telecommunications PLC. According to this agreement, Mediaset S.p.A. will purchase pro-quota Albacom S.p.A.'s medium and long-term payables due to banks from BNL. These are already guaranteed for a total amount, plus interest, of EUR 49,216 thousand. To offset these receivables, that will be taken over by British Telecommunications PLC, Mediaset S.p.A. has set up provisions for EUR 34,591 thousand, as a result of the difference between its value and EUR 14,625 thousand, that is, the minimum amount that Mediaset S.p.A. will certainly receive, plus interest, for the closing transaction;
- In the framework of the above agreement Mediaset S.p.A. has taken on the charges for the dispute between the Ministry for Communications and Albacom S.p.A. for the non-payment of the concession rentals of the related company N.S.T. S.p.A. for which Albacom S.p.A. had already allocated special provisions for risks. Therefore, equivalent pro-quota provisions have been set up for an amount of EUR 2,291 thousand.

Finally, we point out that provisions for EUR 898 thousand have been set up in order to cover the possible charges. The same valuation – made according to the fair market value, instead of the stock-exchange value, which according to quantitative revision models (*Black-Scholes* method) represents the likely share value when the rights connected with the above allocation will be exercised – would have meant a negative difference totalling EUR 9,399 thousand.

The same valuation – made according to the fair market value, instead of the stock-exchange value, which according to quantitative revision models (*Black-Scholes* method) represents the likely share value when the rights connected with the above allocation will be exercised – would have meant a negative difference totalling EUR 3,105 thousand.

The decrease is attributable for EUR 7,280 thousand to the reduction to nil of the provisions for risks linked to Albacom S.p.A.'s depreciation and for EUR 851 thousand to the adjustment of the provisions made in the past year to cover the possible charges deriving from the financial commitment of the company with the employees who entered the Employee Stock Option Plan decided by the Employee Stock Option Plan Committee as a result of the resolution of the General Meeting held on April 16th, 2003.

The residual amount of *provisions for risks and charges* was established – according to the generally accepted approach to the valuation of Employee Stock Option Plans – as the difference between the stock-exchange value of Mediaset shares at December 31st, 2004, and the share price for the year. The same valuation – made according to the fair market value, instead of the stock-exchange value, which according to quantitative revision models (*Black-Scholes* method) represents the likely share value when the rights connected with the above allocation will be exercised – would have meant a negative difference totalling EUR 6,416 thousand.

As to the Employee Stock Option Plan for the year 2002 totalling the attribution of 2,584,000 ordinary shares, it should be noted that 1,500,000 shares have already been purchased and, for the remaining commitment, no provisions for risks were allocated since they were considered unnecessary given the operations for covering this plan. It should also be noted that the market value at December 31st, 2004 was lower than the allocation value.

On February 20th, the Attorney's Office of the Court of Milan communicated a notice of conclusion of the preliminary enquiry as per article 415 bis of the Italian Code of Criminal Proceeding against 14 people in the framework of prosecution no. 22694/01 RGNR.

With this notice, the people prosecuted and their defending counsels were informed that the documentation regarding the enquiry were lodged with the secretary of the Public Prosecutor where they could take note of it and obtain a copy.

In these proceedings Mediaset played the role of "subject offended by the crime".

The notice of conclusion of the preliminary enquiry, as per article 415 bis of the Italian Code of Criminal Proceedings, is an intermediate stage of the proceedings that can generate a demand of commitment for trial of the people being investigated, or – following this demand and after the lodging of the documentation by the defending counsels – a demand for filing.

No criminal proceedings have been started so far after the notice of conclusion of the preliminary enquiry.

As for the charge included in the notice of conclusion of the preliminary enquiry, it should be noted that – apart from the crime of misappropriation that, according to the prosecutor, has

been perpetrated against the company - the charge that more closely refers to Mediaset is that of a serious crime of forged financial statements (a charge that has been disputed, among others, by the Chairman of Mediaset) deriving from the fact of having recorded "*in the financial statements of Mediaset referring to the years 1996, 1997, 1998 and 1999, facts that did not correspond to the truth with reference to the acquisition (and record in the financial statements) of the broadcasting rights, which are the main item in the company's assets*".

The facts disputed in this charge go back to May 20th, 2000, the date when the 1999 financial statements were lodged.

The company reasserted that its directors and managers were absolutely not informed about the hypotheses formulated by the prosecutor since Mediaset has always bought *true rights* from *existing subjects* at *market prices*.

Employee termination indemnity

Changes in the provision during the year were as follows:

Balance at 1/1/2004	**4,395**
Amount accrued and charged to income statement	931
Reserve transferred from subsidiary, affiliated and related companies	337
Advances paid during the year	(173)
Indemnities paid during the year	(136)
Mediafond	(75)
Substitute tax 11%	(13)
Provision transferred to subsidiary, affiliated and related companies	(201)
Balance at 31/12/2004	**5,065**

Payables

Our notes of the make-up of payables and changes during the year are set out below:

Due to banks

Amounts due to banks may be analysed as follows:

	Balance at 31/12/2004				Balance at 31/12/2003
		Due (years)			
	Total	Within 1	1 to 5	After 5	
Overdraft	9,859	9,859	-	-	925
Lines of credit	388,000	148,000	240,000	-	699,000
Total	**397,859**	**157,859**	**240,000**	**-**	**699,925**

During 2004, the agreements for lines of credit with leading banks decreased by EUR 311,000 thousand. The five-year financing agreement signed at the end of 2002 for a total amount of EUR 300,000 thousand with a pool of leading Italian banks remained unchanged.

This agreement includes a control over the following financial covenants:

1. Net financial position / EBITDA not higher than 1.5, to be checked every 6 months based on the consolidated Mediaset figures;

2. EBITDA/ net financial charges not lower than 10, to be checked every 6 months based on the consolidated Mediaset figures.

So far these conditions have been met.

It should also be noted that the above medium-term financing agreement is supported by an agreement to hedge foreign exchange rate risks, that submitted to an efficiency test has provided positive results.

Trade accounts

This item may be analysed as follows:

	31/12/2004	31/12/2003
Trade accounts	6,979	8,994
Professionals	680	940
Contractual liabilities for purchase of rights	244	2,476
Total	**7,903**	**12,410**

This item decreased by EUR 4,507 thousand due to the elimination of expired trade payables. No payables due after 12 months are recorded.

Due to subsidiary, affiliated, related companies and the parent company

This item may be analysed as follows:

Due to subsidiary companies	31/12/2004	31/12/2003
Trade payables	547	358
Other payables	25,629	24,591
Total	**26,176**	**24,949**

Other payables due to subsidiary companies mainly comprise VAT payables paid by the subsidiary companies to Mediaset S.p.A. as part of the groupwide VAT management (mainly referring to the subsidiary company R.T.I. S.p.A.), as well as advances received as premium for the sale of options carried out on behalf of the subsidiary company R.T.I. S.p.A. to hedge foreign exchange rate risks. This item includes payables for EUR 3,235 thousand for payment after more than 12 months.

Due to affiliated companies	31/12/2004	31/12/2003
Trade payables	-	425
Total	**-**	**425**

Due to associated companies	31/12/2004	31/12/2003
Trade payables	701	515
Total	**701**	**515**

Trade payables also include charges for services provided by the related companies Alba Servizi S.p.A. and Il Teatro Manzoni S.p.A.

Due to parent company	31/12/2004	31/12/2003
Trade payables	74	198
Total	74	198

Trade payables consist of amounts charged for services provided to the parent company Fininvest S.p.A..

Due to taxation authorities

This item may be analysed as follows:

	31/12/2004	31/12/2003
Due to taxation authorities for:		
Withholding tax on employees' wages and salaries	725	1,203
Withholding tax on freelance staff fees	181	65
VAT Group month of December	1,504	1,050
Revenue for VAT	35	944
Other	-	22
Total	2,445	3,284

Tax payables are entirely due within 12 months.

Due to social security institutions

This item consists of amounts payable to social security institutions for employee and employer contributions on December wages and salaries. It amounts to EUR 766 thousand (EUR 834 thousand at December 31st, 2003).

The balance may be analysed as follows:

	31/12/2004	31/12/2003
Inps	333	417
Inail	2	3
Enpals	315	286
Inpgi	32	35
Fasi/Fasdac	1	3
Previndai/Fpdac	78	85
Casagit	5	5
Total	766	834

Other sums payable

This item may be analysed as follows:

	31/12/2004	31/12/2003
Due to employees for wages and salaries, accrued holiday pay and expenses	1,454	1,523
Due to insurance companies	95	67
Due to Directors	543	406
Due to Statutory Auditors	226	221
Advances on options	5,909	3,708
Advances on Equity Swap	3,200	3,850
Due to shareholders for dividends	100	84
Other	819	805
Total	**12,346**	**10,664**

This item recorded an increase totalling EUR 1,682 thousand.

The decrease of EUR 650 thousand in the item *advances on equity swaps* is the result of the closing of a portion of the Total Return Swap agreement, signed with Mediaset S.p.A. in 2003 and referring to transactions on financial derivatives with a view to diversifying the Company's exposure in media companies. The premiums that had been received for a total amount of EUR 3,850 thousand, resulting from the predicted discrepancy between losses and profits arising from this agreement, had been recorded as an item of the balance sheet; due to the early closing of the agreement, these premiums have been attributed to the income statement.

Advances on options refer to the hedging of foreign exchange rate risks.

This item includes EUR 6,449 thousand payable after 12 months.

Intercompany financial payables

This item refers to current account transactions with subsidiary companies. It is analysed as follows:

	31/12/2004	31/12/2003
Elettronica Industriale S.p.A.	52,315	44,530
Promoservice Italia S.r.l.	1,115	1,509
Publitalia '80 S.p.A.	226,335	173,299
Videotime S.p.A.	19,196	18,840
Total	**298,961**	**238,178**

These payables are subject to the interest rates already described in the section *intercompany financial receivables*.

Accruals and deferred income

	31/12/2004	31/12/2003
Accruals		
Forex:		
- mark to market	4,925	4,185
- fair value	11,014	4,402
- point	1,091	521
Other accruals	4,053	1,575
Total accruals	**21,083**	**10,683**
Deferred income		
Long-term rentals	3,097	4,654
Other deferred income	-	66
Total deferred income	**3,097**	**4,720**
Total accruals and deferred income	**24,180**	**15,403**

Accruals on foreign exchange transactions relate to the valuation at fair market and mark to market value using the hedging contracts existing on December 31st, 2004. These transactions have been signed with third parties for a total amount of EUR 16,914 thousand; the remaining part refers to hedging contracts with the subsidiary company R.T.I. S.p.A.

The considerable strengthening of the Euro against the US dollar, especially during the last quarter of 2004, had a negative impact on the valuation at the end of the year of the hedging transactions by Mediaset S.p.A. on the market. This was offset by the exchange-rate profits recorded in the transactions with subsidiary companies.

Deferred income mainly refers to *long-term rentals*. These decreased by EUR 2,249 thousand for the portion pertaining to the year 2004 in relation to contracts outstanding in 2003 and increased by EUR 692 thousand for the portion pertaining to future year income under contracts agreed in 2004.

COMMENTS TO THE MEMORANDUM ACCOUNTS

(EUR thousands)

Guarantees, endorsements and sureties

Guarantees given

These include guarantees totalling EUR 90,180 thousand (EUR 93,882 thousand at December 31st, 2003), of which EUR 79,248 thousand given in favour of subsidiary companies and related companies and EUR 59,682 thousand given in favour of third parties. The most significant items in favour of subsidiary companies are non-bank guarantees to the VAT Office based in Milan for the subsidiary company R.T.I. S.p.A. for a surplus of VAT receivables totalling EUR 22,734 thousand. Among the guarantees given in favour of third parties, we count also the loan granted by Banca Nazionale del Lavoro to the company Albacom S.p.A. totalling EUR 48,750 thousand.

During the first months of 2005, following the already mentioned agreement for the transfer of the equity investment, this guarantee was erased, thus providing receivables that will be part of the negotiation for the closing stage of the transaction. As already said in the section *provisions for risks and charges,* Mediaset S.p.A. has prudentially adjusted the value of these receivables to the lesser amount that will certainly be received by 2009.

Commitments and risks

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

As stated in financial statements at December 31st, 2003, it should be noted that the guarantee issued on June 6th, 1996, by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

Therefore, as already said, on December 19th, 2002 a joint recognition act was signed with the parent company in which Fininvest S.p.A. committed to grant a guarantee in favour of Mediaset S.p.A. and its subsidiary companies beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee by December 31st, 2002, and notified to Fininvest S.p.A. by January 31st, 2003. It was also established that, with reference to the potential liabilities due to taxes and penalties arising from events covered by the guarantee, also the losses will be hedged deriving from subjective or objective extensions, should any arise after December 31st, 2002.

The following events were covered by the guarantee in 2004:

- With regard to the expenses that have already been verified and recorded in the 2004 financial statements, Mediaset S.p.A. has requested compensation from Fininvest S.p.A. for expenses totalling EUR 557 thousand, of which EUR 439 thousand not yet received. The cases not yet defined total EUR 119 thousand.

Contingencies

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiary companies.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to count on major international producers of films / sports events in order to purchase television rights (which are frequently stated in foreign currencies such as USD and CHF) and thus it is exposed to market risks arising from variations in exchange rates.

Financial agreements are instruments used to reduce such risks, as explained below.

In the Mediaset Group, cash operations are substantially concentrated in Mediaset S.p.A. that works both in the Italian and foreign markets.

The Board of Directors of Mediaset S.p.A. provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 1,078,566 thousand (EUR 1,232,949 thousand at December 31st, 2003), includes EUR 950,476 thousand for hedging foreign exchange risk on currency transactions and EUR 109,780 thousand for the commitment related to equity swap agreements.

This item includes the maximum financial risk, equal to EUR 78,000 thousand at December 31st, 2004, connected to financial derivatives subscribed in December 2003 between Mediaset and a leading Italian bank. Through these financial instruments, Mediaset S.p.A. will be enabled to take part by December 31st, 2006, in new industrial projects with high growth potential in companies which are not listed at the Stock-Exchange and that are operational in the Italian media sector, more specifically in digital terrestrial television. This will be possible without investing capital, with a view to diversifying operations in sectors consistent with the activity of the Group.

These operations, finalised according to the usual agreement standards defined in ISDA 2002 Master Agreement, include an obligation for Mediaset S.p.A. to pay - or a right to receive either 100% of the negative difference or 75% of the positive difference achieved compared to the reference price established at EUR 78,000 – plus interest – following the 100% disposal of the companies identified. Should this disposal not occur within December 31st, 2006, a public auction will be organised.

The valuation of these financial instruments at December 31st, 2004 – based on publicly available information and on the market value of the transactions previously performed in comparable activities - was such that no adjustment of value was needed.

The value of the equity swap agreements signed has considerably decreased compared to December 31st, 2003, due to commitments for the purchase of stakes totalling EUR 222,500 thousand pertaining to a 10% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by ICE Finance B.V. Having concluded the operation for the listing of Gestevision Telecinco S.A. at the Stock Exchange of Madrid, this right can no longer be exercised by ICE Finance B.V.

More information

As already said at December 31st, 2003, within the agreement signed on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset holds – for an amount of EUR 40,000 – an option for the unconditioned sale to Fingruppo of a 2.73% stake, corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and 1.44 per share

respectively. This value can be subject to variations according to the year period and, in any case, this option cannot be exercised after January 2008.

Mediaset also holds an irrevocable and unconditioned right for the purchase of 37,724,240 ordinary shares of Telecom Italia S.p.A. at a price established at 3.6051 euro per share. This option can be exercised until December 2007.

It should also be noted that the agreement to hedge the interest rate changes referring to medium-term loans- already commented in the item *payables due to banks* – commits Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the variable rate of the loan and the fixed rate established by the scheduling of the hedging agreement, that submitted to efficiency tests has provided positive results.

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

Value of production

Revenues from sales and services

Also in the year under investigation, Mediaset S.p.A. signed a one-year agreement with the subsidiary company R.T.I. S.p.A. in view of renting its rights library for an amount of EUR 85,000 thousand (EUR 150,000 thousand in 2003). The decrease is due to the fact the Mediaset S.p.A.'s library is no longer developed and its qualitative and quantitative composition was further reduced during 2004.

Revenues are analysed in greater detail in the following table:

	2004	2003
Revenues from parent company	17	4
Revenues from subsidiary company	88,802	153,542
Revenues from associated companies	323	79
Revenues from third parties	1,632	2,892
Total revenues from sales and services	**90,774**	**156,517**

The main types of revenues are as follows:

	2004	2003
Revenues from television activities	87,130	152,543
Fees, commissions and royalties	458	1,092
Other revenues	3,186	2,882
Total revenues	**90,774**	**156,517**

Other revenues and income

This item may be analysed as follows:

	2004	2003
Other revenues:		
Seconded personnel	187	62
Costs recovered	72	178
Other	2	13
Other income:		
Gains on disposal of fixed assets	122	3
Capital gain from liquidation of investments	-	5,972
Out-of-period income	4,675	4,830
Received rentals	322	317
Utilization of accrued holidays fund and related contributions	14	2
Use of reserve for complementary pension funds	-	16
Other	720	658
Total	**6,114**	**12,051**

The decrease totalling EUR 5,937 thousand over the past year is mainly attributable to the surplus value arising from the winding-up of a stake.

The item *out-of-period income* almost entirely consists of the elimination of contract payables due to suppliers and of the utilisation of the allowance for doubtful accounts equal to EUR 769 thousand.

Cost of production

Services

This item may be analysed as follows:

	2004	2003
Maintenance costs	206	197
Utilities and logistics	409	431
Advertising, public relations and hospitality	3,084	2,428
Transport and storage	202	168
Consultants' fees and external staff	6,578	5,612
Directors' emoluments	1,643	1,470
Statutory auditors' emoluments	226	221
Personnel expenses	489	469
Commissions on guarantees	19	36
Bank charges and commissions	1,179	1,415
Insurance costs	410	360
Sales commissions	75	73
Travel and expense accounts	500	595
Operation of Board of Directors and Statutory Auditors	1,984	2,063
Other services	910	805
Total	**17,914**	**16,343**

This item increased by EUR 1,571 thousand, mainly as a consequence of greater costs for advertising as well as consultants' fees and external staff in 2004.

Leasing and rental

This item is made up as follows:

	2004	2003
Leasing rents	6	-
Rentals and leases	5,046	5,438
Royalties	465	4,650
Total	**5,517**	**10,088**

This item decreased by EUR 4,571 thousand. This was almost entirely due to the renegotiation of the agreement on royalties due to the parent company for the use of the Fininvest trademark that, since January, 1st, 2004, have been divided also between subsidiary companies.

Personnel expenses

The following table compares the number of employees at the end of 2003 and at December 31st, 2004:

	Employees at 31/12/2003	Employees at 31/12/2004	Year average
Managers	37	35	36
Middle managers	33	38	36
Office staff	142	146	147
Journalists	4	3	3
Total	**216**	**222**	**222**

Personnel expenses include wages and salaries, social security contributions and provisions for employee termination indemnity. This item totalled EUR 21,237 thousand in 2004 (EUR 20,305 thousand in 2003) and is detailed in the income statement. The increase by EUR 932 thousand is attributable both to contractual and salary changes and to the increase in personnel as shown in the table.

Amortisation, depreciation and write-downs

This item includes the amortisation of intangible and tangible fixed assets, as well as the amortisation and write-downs of intangible fixed assets.

Amortisation and depreciation amounted to EUR 64,432 thousand, including EUR 63,971 thousand on intangible fixed assets, with a decrease of EUR 35,374 thousand over 2003.

Depreciation of tangible fixed assets amounted to EUR 461 thousand (EUR 561 thousand in 2003).

The item *other write-downs of fixed assets* amounted to EUR 137 thousand (EUR 1,337 thousand in 2003) and consists of the provisions for the adjustment of start ups.

Provisions for risks

This item, equal to EUR 2,562 thousand (EUR 130 thousand in 2003), refers for EUR 2,291 thousand to the provisions for the dispute between the Ministry of Communication and Albacom S.p.A. due to the non-payment of concession rentals to the related company NST S.p.A. that Mediaset S.p.A. has taken on itself and for EUR 270 thousand to the provisions for disputes and litigation underway.

Sundry operating costs

This item may be analysed as follows:

	2004	2003
Capital losses and out-of-period expenses:		
Loss on disposal of tangible assets	3	15
Loss on cancellation of rights	56	-
Out-of-period expenses	46	25
Total	**105**	**40**
Other charges:		
Taxes other than on income	956	1,002
Co-producer fees	14	62
Appraisals and certifications	-	176
Membership fees	467	438
Donations	597	1,193
Other operating costs	511	467
Total	**2,545**	**3,338**

This item decreased by EUR 793 thousand since 2003.

The item *taxes – non income* mainly consists of non-deductible VAT amounts due to the pro-rata in compliance with article 19 bis of the Presidential Decree no. 633/72. It amounted to EUR 808 thousand.

Financial income and charges

Income from investments in subsidiary and affiliated companies

This item comprises dividends received from subsidiary companies totalling EUR 479,016 thousand and from affiliated companies totalling EUR 1,865, as detailed in the table:

	2004	2003
Dividends from subsidiary companies:		
R.T.I. S.p.A.	259,615	168,984
Publiespana S.A.	8,498	2,693
Gestevision Telecinco S.A.	54,002	4,349
Publitalia 80 S.p..A	70,000	60,000
Mediaset Investment S.a.r.l.	86,901	-
Tax Credit Malta from IMS	-	966
Tax credits on dividends	-	128,804
Total	**479,016**	**365,796**
Dividends from affiliated companies:		
Hopa S.p.A.	1,865	-
Total	**1,865**	**-**
Total	**480,881**	**365,796**

It should be noted that the dividends received by Mediaset Investment S.a.r.l. totalling EUR 86,901 thousand and Gestevision Telecinco S.A. totalling EUR 33,550 thousand are extraordinary dividends approved as a result of company transactions which are explained in greater detail on the Report on Operations.

Other financial income

This item may be analysed as follows:

	2004	2003
Income included in fixed assets:		
Other receivables	7	9
Total	**7**	**9**
Interest income from banks	594	475
Income on own share trading	1,794	1,194
Income on call and put options	1,433	153
Profit from Equity Swap operations	8,551	7,087
Profit from options on index	274	-
Interest income on financial receivables not included in fixed assets due from:		
Subsidiary companies	24,522	41,314
Associated companies	593	745
Other income	857	8
Total	**38,618**	**50,976**
Total	**38,625**	**50,985**

The item *Income on equity swap operations* mainly consists of the disposal value of the Total Return Swap agreement referring to transactions on financial derivatives, signed with a view to diversifying the Company's exposure in industries in line with the Group's core activities. The disposal value has been calculated based on the assessment by an independent expert.

The income deriving from the purchase and sale of securities and from call and put options is used for the stabilisation of the market value of own shares.

An analysis of financial income for each individual company is provided in the tables included in the Report on Operations.

Interest and financial charges

This item may be analysed as follows:

	2004	2003
Bank overdraft interest	1	4
Interests on short-term loans due to banks	2,546	7,009
Interests on medium/long-term loans due to banks	11,069	9,468
Charges on purchase and sale of securities	2,997	14
Costs on call and put options	846	447
Costs on options on index	721	-
Equity swap interests	4,826	462
Interest payable to subsidiary companies	6,343	8,258
Capital loss on valuation of own shares	314	-
Other financial charges	899	7,682
Total	**30,562**	**33,344**

The decrease of EUR 2,782 thousand is mainly attributable to the item *Bank overdraft interest* due to the significant reduction of the value of the lines of credit opened with leading banks. The item *Other financial charges* consists of the provisions for likely charges connected to the future financial commitment taken by the company in view of the Employee Stock Option Plan for 2004.

Foreign exchange gains and losses

The gain of EUR 47 thousand (gain of EUR 418 thousand in 2003), consisting of *exchange gains* for EUR 60,868 thousand (including EUR 43,225 thousand of realised gains) and *exchange losses* for EUR 60,821 thousand (including EUR 44,092 thousand of realised losses), is essentially the result of exchange rate hedging transactions.

The net profit which has not been realised, but results from currency assets and liabilities for EUR 914 thousand, will be attributed to a special reserve that cannot be distributed until its realisation.

Write-downs

The loss on the valuation of shareholdings, equal to 36,148 thousand (EUR 125,426 thousand in 2003), reflects the adjustment of the value of the stake in the company Albacom S.p.A., as previously commented. The item *write-downs of financial assets which are not fixed assets* totalling EUR 34,591 thousand refers to the charges deriving from the difference between medium-long term debt with Albacom S.p.A. that Mediaset S.p.A. has taken on itself and the alleged realisation value for the sale of the stake in Albacom S.p.A. that, plus interest, will be received in 2009.

The write-downs of securities in current assets also include bonds and stakes in Sicav companies for EUR 123 thousand, which are necessary to adjust them to the lower market value.

Extraordinary income and charges

The item amounts to minus EUR 12,341 thousand (minus EUR 887 thousand in 2003). It

includes *Extraordinary charges* for EUR 27,308 thousand, mainly referring to the elimination of taxation interference of EUR 25,296 thousand and to the allocation of deferred taxes related to the elimination of taxation interference for EUR 1,747 thousand.

Extraordinary income, totalling EUR 14,969 thousand, mainly refer to the elimination of taxation interference regarding the use of the allowance for doubtful accounts previously allocated to take advantage of the tax benefits under article 71 of the Presidential Decree no. 917/86 and to advanced taxes for adjusting intangible fixed assets to statutory criteria.

Income taxes for the year

The item amounts to minus EUR 13,475 thousand (EUR 99,187 thousand at December 31st, 2003). It includes revenues for EUR 19,573 thousand deriving from tax benefits transferred from Fininvest S.p.A. in compliance with the Agreement signed on December 27th, 2004. These revenues derive for EUR 16,143 thousand from IRES at 33% on the tax loss transferred from the Company in the consolidated financial statements and for EUR 3,430 thousand from the economic effect due to the adoption of the Mediaset Group of Fininvest Tax Consolidation.

Furthermore, this item includes IRAP provisions (Regional Income Tax) for EUR 998 thousand. This amount is adjusted through provisions for advanced and deferred taxes for the year equal to EUR 14,444 thousand, partially offset by the utilisation of EUR 19,544 thousand.

For the Board of Directors

The Chairman

ATTACHMENTS

These attachments supplement the notes to the financial statements of which they form an integral part. They include the following information:

- analysis of changes in shareholders' equity for the years ended December 31st, 2004 and 2003;
- analysis of changes in intangible fixed assets for the year ended December 31st, 2004;
- analysis of changes in tangible fixed assets for the year ended December 31st, 2004;
- analysis of changes in financial assets for the year ended December 31st, 2004;
- cash flow statement for the years ended December 31st, 2004 and December 31st, 2003;
- list of investments in subsidiary and affiliated companies as of December 31st, 2004 (art. 2427 clause 5 of the Italian Civil Code).
- Reclassified income statement according to the guidelines provided by Consob (communication no. 94001437 dated February 23rd, 1994).

Analysis of changes in shareholders' equity for the years ended December 31st, 2003 and 2004

(EUR thousands)

	Share capital	Share premium reserve	Revaluation reserves	Legal reserve	Reserve for company's own shares	Statutory reserves	Other reserves	Retained earnings (losses)	Profit (loss) for the year	Total shareholders' equity
Balance at 1/1/2003	**614,238**	**739,744**	**-**	**74,304**	**27,438**	**-**	**103,337**	**230**	**258,642**	**1,817,933**
Allocation of 2002 net profit as per GM resolution of 16/04/2003	-	-	-	12,933		-	(1,705)		(258,641)	(247,413)
Other changes:										
Utilisation of extraordinary reserve for purchase/sale of own shares	-	-	-	-	(5,494)	-	5,494	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	175,097	175,097
Balance at 31/12/2003	**614,238**	**739,744**	**-**	**87,237**	**21,944**	**-**	**107,126**	**230**	**175,098**	**1,745,617**
Allocation of 2003 net profit as per GM resolution of 27/04/2004	-	-	-	8,754		-	(104,754)	(230)	(175,098)	(271,328)
Other changes:										
Utilisation of extraordinary reserves for purchase/sale of own shares	-	-	-	-	(4,671)	-	4,671	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	401,914	401,914
Balance at 31/12/2004	**614,238**	**739,744**	**-**	**95,991**	**17,273**	**-**	**7,043**	**-**	**401,914**	**1,876,203**

Analysis of changes in intangible fixed assets for the year ended December 31st, 2004

(EUR thousands)

Intangible assets	Opening balance					Changes during the year								Closing balance				
	Original cost	Reva-luation	(Write-downs) Write-backs	Accumulated amortisation	Balance at 1/1/2004	Acquisitions	Net reclassif.	Net disposals	Amorti-sation	Elimination of taxation interference	(Write-downs) Write-backs	Reva-luation	Original cost	Reva-luation	(Write-downs) Write-backs	Accumulated amortisation	Balance at 31/12/2004
							(*)	(**)									
Start-up and expansion costs	49,428	-	-	(49,426)	2	-	-	-	(2)	-	-	-	49,428	-	-	(49,428)	-
Patents and intellectual property rights	6,342	-	-	(4,951)	1,391	446	-	-	(909)	-	-	-	6,788	-	-	(5,860)	928
Conc., licences, trademarks & sim. Rights	2,142,682	-	(10,291)	(1,969,100)	163,291	237	-	(29)	(63,055)	(23,014)	-	-	2,136,307	-	(10,291)	(2,048,587)	77,429
Goodwill	41,441	-	-	(41,441)	-	-	-	-	-	-	-	-	41,441	-	-	(41,441)	-
Intangible assets in progress & advances	22,279	-	(22,074)	-	205	-	-	(399)	-	-	194	-	21,880	-	(21,880)	-	-
Other intangible assets	1,225	-	-	(1,220)	5	-	-	-	(5)	-	-	-	1,225	-	-	(1,225)	-
Total	**2,263,397**	**-**	**(32,365)**	**(2,066,138)**	**164,893**	**683**	**-**	**(428)**	**(63,971)**	**(23,014)**	**194**	**-**	**2,257,069**	**-**	**(32,171)**	**(2,146,541)**	**78,357**

(*) Of which:	
Cost	-
Amortisation	-
	-

(*) Of which:	
Cost	7,011
Revaluations	-
Write-downs	-
Ordinary amortisation	(6,583)
Accelerated amortisation	-
	428

Analysis of changes in tangible fixed assets for the year ended December 31st, 2004

(EUR thousands)

Tangible assets	Opening balance					Changes during the year							Closing balance				
	Original cost	Revaluations	(Write-downs) Write-backs	Accumulated depreciation	Balance at 1/1/2004	Acquisitions	Net reclassifications	Net disposals	Depreciations	Elimination of taxation interference	(Write-downs) Write-backs	Revaluations	Original cost	Revaluations	(Write-downs) Write-backs	Accumulated depreciation	Balance at 31/12/2004
				(*)			(**)	(*) (***)	(*)							(*)	
Land and buildings	4,900	-	-	(135)	4,765	-	-	-	(123)	(74)	-	-	4,900	-	-	(184)	4,716
Plant and machinery	655	-	-	(563)	92	90	-	-	(57)	(29)	-	-	745	-	-	(591)	154
Other tangible assets	4,233	-	-	(3,462)	771	123	-	(3)	(281)	(28)	-	-	4,232	-	-	(3,594)	638
Total	**9,788**	-	-	**(4,160)**	**5,628**	**213**	-	**(3)**	**(461)**	**(131)**	-	-	**9,877**	-	-	**(4,369)**	**5,508**

(**) Of which:	
Cost	-
Depreciation	-
	-

(***) Of which:	
Cost	124
Revaluations	-
Write-downs	-
Ordinary depreciation	(121)
Accelerated depreciation	-
	3

Analysis of changes in financial assets for the year ended December 31st, 2004

(EUR thousands)

	Opening Balance				Changes during the year						Closing balance	
	Original cost	Revaluations	(Write-downs) Write-backs	Balance at 1/1/2004	Increases	Reclassifi-cations	Decreases	Revaluations	(Write-downs) Write-backs	Valuation under equity method	Balance at 31/12/2004	of which: Revaluations
Investments in												
Subsidiary companies	1,314,847	-	-	1,314,847	-	-	(108,574)	-	-	-	1,206,273	-
Affiliated companies	1,400	-	(256)	1,144	45	-	(1,420)	-	256	-	25	-
Other companies	224,498	-	(128,042)	96,456	22,744	-	-	-	(22,744)	-	96,456	-
Total	**1,540,745**	**-**	**(128,298)**	**1,412,447**	**22,789**	**-**	**(109,994)**	**-**	**(22,488)**	**-**	**1,302,754**	**-**
Receivables												
from other companies	458	-	-	458	-	-	(35)	-	-	-	423	-
Total	**458**	**-**	**-**	**458**	**-**	**-**	**(35)**	**-**	**-**	**-**	**423**	**-**

Cash flow statement for the years ended December 31st, 2004 and December 31st, 2003

(EUR thousands)

	2004	2003
Profit (loss) for the year	401,914	175,097
Amortisation, depreciation and write-downs	64,432	99,806
Elimination of taxation interference	22,881	-
Provisions, net	52,126	128,554
Cash flow from operations	**541,353**	**403,457**
Change in receivables	33,133	(26,896)
Change in prepayments and accrued income	(8,976)	11,057
Change in payables	(2,029)	(7,393)
Change in accruals and deferred income	8,777	(12,700)
Change in tax payables	(839)	2,533
Change in employee termination indemnity	669	197
Other changes in shareholders' equity	4,672	271
Change in working capital and other assets/liabilities	**35,407**	**(32,931)**
Cash generated by operations	**576,760**	**370,526**
Revenues from the sale of intangible assets	428	2,635
Revenues from the sale of tangible assets	3	15
Revenues from the sale of financial assets	110,029	14,772
Total revenues from disposals	**110,460**	**17,422**
Total cash generated during the year	**687,220**	**387,948**
Investments in intangible assets	(683)	(1,339)
Investments in tangible assets	(213)	(243)
Investments in financial assets	(22,789)	(562,908)
Total cash (invested) during the year	**(23,685)**	**(564,490)**
Dividends paid	(271,327)	(247,413)
Other changes in shareholders' equity	3	(1)
Changes in shareholders' equity	**(271,324)**	**(247,414)**
Change in net financial position	**392,211**	**(423,956)**
Liquid funds	30,130	12,709
Financial receivables from subsidiary companies	890,603	1,328,800
Short-term securities	-	5,222
Financial payables to banks / other financial institutions	(699,925)	(559,284)
Financial payables to subsidiary companies	(238,178)	(380,861)
Opening net financial position	**(17,370)**	**406,586**
Liquid funds	43,407	30,130
Financial receivables from subsidiary companies	877,919	890,603
Short-term securities	150,335	-
Financial payables to banks / other financial institutions	(397,859)	(699,925)
Financial payables to subsidiary companies	(298,961)	(238,178)
Closing net financial position	**374,841**	**(17,370)**
Change in net financial position	**392,211**	**(423,956)**

List of investments in subsidiary and affiliated companies as of December 31st, 2004

(Article 2427 clause 5 of the Italian Civil Code)

(EUR thousand)

					Shareholders' equity		Result for the year						Difference	
Name	Head office		Share capital	Par value per share	Total	Pro-quota amount	Total	Pro-quota amount	% held	Number of shares held	Book value	Value as per art. 2426 (4) CC	B-A	B-C
						(A)					(B)	(C)		
Subsidiary companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	172,445	172,445	86,451	86,451	100%	100,000,000	51,134	-	(121,311)	-
R.T.I. S.p.A.	Rome	Euro	500,000	0.52	1,568,351	1,568,351	472,070	472,070	100%	961,538,475	534,219	-	(1,034,132)	-
International Media Services Ltd.	Malta	Euro	52	1.03	52	52	-	-	99.95%	49,999	52	-	-	-
Mediaset Investment S.a.r.l. (*)	Luxembourg	Euro	79,607	52.00	546,993	546,993	2,679	2,679	100%	1,530,900	524,195	-	(22,798)	-
Mediaset Ireland Ltd.	Dublin	Euro	0.052		-	-	-	-	100%		0.052	-	-	-
Gestevision Telecinco S.A.	Madrid	Euro	123,321	0.50	438,636	109,659	186,620	46,655	25%	61,660,464	96,672	-	(12,987)	-
Affiliated companies														
Consorzio Campus Multimedia	Cologno Monzese	Euro	50	25.00	50	25	(1)	(1)	50%	25	25	-	-	-

(*) Profit (loss) result concerns period 01/07/2004-31/12/2004

Reclassified income statement according to the guidelines provided by Consob (communication no. 94001437 dated February 2nd, 1994)

(EUR thousands)

	2004	2003
FINANCIAL INCOME AND (CHARGES)		
1) income from investments		
a) subsidiary companies	479,016	365,796
d) other companies	1,864	-
Total income from investments	**480,880**	**365,796**
2) other financial income		
a) from receivables included in fixed assets		
- other	7	9
c) from scurities included in current assets which are not investments	538	-
d) other income		
- subsidiary companies	32,423	41,312
- other	6,195	9,663
Total other income	**39,163**	**50,984**
3) interest and other financial charges		
a) interest and other financial charges		
- subsidiary companies	(6,343)	(8,258)
- other	(24,219)	(25,087)
Total interest and other financial charges	**(30,562)**	**(33,345)**
3-bis) foreign exchange gains and losses	**47**	**419**
TOTAL FINANCIAL INCOME AND (CHARGES)	**489,528**	**383,854**
ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS		
4) revaluations		
a) investments	-	26
5) write-downs		
a) investments	(36,148)	(125,426)
b) financial fixed assets which are not investments	(34,591)	-
c) securities included in current assets which are not investments	(123)	-
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS	**(70,862)**	**(125,400)**
OTHER OPERATING REVENUES		
6) revenues from sales and services	90,774	156,517
7) other revenues and income	6,114	12,051
TOTAL OTHER OPERATING REVENUES	**96,888**	**168,568**
OTHER OPERATING COSTS		
8) raw materials, consumables and supplies	326	464
9) not financial services	17,914	16,343
10) leasing and rental	5,517	10,088
11) personnel	21,237	20,305
12) amortisation, depreciation and write-downs	64,569	101,143
13) provisions for risks	2,562	130
15) sundry operating costs	2,650	3,377
TOTAL OTHER OPERATING COSTS	**114,775**	**151,850**
PROFIT (LOSS) FOR ORDINARY ACTIVITY	**400,779**	**275,171**
EXTRAORDINARY INCOME AND (CHARGES)		
16) income		
- other	14,970	302
17) cherges		
- prior years' taxes	(2)	(691)
- other	(27,308)	(498)
EXTRAORDINARY PROFIT/(LOSS)	**(12,340)**	**(887)**
PROFIT BEFORE TAXATION	**388,439**	**274,284**
18) Income taxes for the year	(13,475)	99,187
PROFIT (LOSS) FOR THE YEAR	**401,914**	**175,097**

Mediaset S.p.A.

List of investments referring to article 125 of CONSOB Regulations no. 11971/1999 and subsequent modifications

(reference date December 31st, 2004)

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
ABS Finance Fund Sicav	Luxembourg	19.92%	directly owned	Mediaset S.p.A.	19.92%
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Albacom S.p.A.	Italy	19.50%	directly owned	Mediaset S.p.A.	19.50%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
Beigua S.r.l.	Italy	24.50%	directly owned	Mediaset S.p.A.	6.45%
			indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.	Spain	40.00%	indirectly owned	Gestevisión Telecinco S.A.	40.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Digitel 5 Media S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Estudios Picasso Fabrica de Ficción SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Euromedia Luxembourg Two S.A.	Luxembourg	11.76%	indirectly owned	Mediaset Investment S.a.r.l.	11.76%
Europortal Jumpy España S.A.	Spain	50.00%	indirectly owned	Gestevision Telecinco S.A.	50.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	52.00%	directly owned	Mediaset S.p.A.	25.00%
			indirectly owned	Mediaset Investment S.a.r.l.	27.00%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Ireland in liq.	Ireland	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Multipark Madrid S.A.	Spain	35.00%	indirectly owned	Gestevisión Telecinco S.A.	35.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
PressTV S.p.A.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	directly owned	Gestevision Telecinco S.A.	100.00%
Publiespaña 2000 S.L.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publieurope International Ltd.	England	100.00%	indirectly owned	Publieurope Ltd.	100.00%
Publieurope Ltd.	England	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
TV Breizh S.A.	France	14.35%	indirectly owned	Mediaset Investment S.a.r.l.	14.35%
Videotime S.p.A.	Italy	98.44%	indirectly owned	R.T.I. S.p.A.	98.44%



2004
Annual Report

Reports of the Statutory Auditors and External Auditors


MEDIASET





MEDIASET S.p.A.

Milan – Via Paleocapa, 3

Share Capital EUR 614,238,333 wholly paid-up

****

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31st, 2004

(article153 of Law Decree no.58/98)

Dear Shareholders,

During the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- We monitored compliance with the law, the corporate articles of association and the principles of correct administration;
- We attended the General Meetings, the Board of Directors' and Executive Committee's meetings and the directors provided periodical information about operations, foreseeable developments and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were not incautious or risky, they did not involve any potential conflicts of interest and were neither in contrast to the resolutions passed by

General Meetings nor such as to undermine the integrity of the Company's equity;

- We obtained knowledge of and monitored, to the extent of our responsibilities, the adequacy of the Company's organisational structure. This involved direct observation, information gathering and discussions with the external auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;
- We assessed and monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;
- We examined the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication;
- We checked that the statutory and consolidated financial statements as at December 31st, 2004 and the Report on Operations were prepared and structured in accordance with the

law. This was based on direct checks and on information provided by the external auditors.

During our review work as described above we did not come across any significant matters for censure or any omissions that would require being reported to external supervisory bodies or mentioned at this point.

In 2004, no relevant facts were communicated to us by the agency in charge of monitoring the efficacy, compliance and update of the organisation, management and control model under Law Decree no. 231/01.

Moreover, in accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- No atypical and/or unusual transactions were observed with other Group companies or with related parties;
- The information provided by the Board of Directors, including transactions with other Group companies and related parties, are considered complete. More specifically, these operations are to be considered as connected to and regarding the fulfilment of corporate objectives. The characteristics and the economic effects of such ordinary transactions are specified in the notes to the financial statements and are considered as in line with the interests of the Company.

  Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;

- During the year:
    - the Board of statutory auditors held regular meetings and exchanged information with the external auditors Deloitte & Touche S.p.A. Though we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe that it will express a clean opinion;
    - no opinions were expressed according to articles 2389, clause 3 of the Italian Civil code and article 159 of Law Decree no. 58/98;
    - the Board of Directors met 7 times, the Executive Committee met 5 times and the Board of Statutory Auditors met 14 times;
    - besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company entrusted Deloitte & Touche SpA, with the task of providing support to the company management in the interpretation of international accounting standards (IAS/IFRS), for a fee of EUR 177,187 registered in the income statement;
    - the company did not give tasks to other entities linked to Deloitte & Touche SpA by continuous relations or belonging to its international network.

Considering the above, to the extent of our responsibilities, the Board of Directors has not found any reason against approving the financial statements at December 31st, 2004 or the proposal for the distribution of dividends drafted by the Board of Directors, also in consideration of available company reserves.

Milan, April 6th, 2005

THE BOARD OF STATUTORY AUDITORS

(Dott. Achille Frattini , Chairman)

(Dott. Francesco Antonio Giampaolo)

(Prof. Riccardo Perotta)



Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

To the Shareholders of
MEDIASET S.p.A.

We have audited the financial statements of Mediaset S.p.A. (the Company) as of December 31, 2004. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The December 31, 2004 accounts of some equity investments, which represent 7.4% of total investments and 3.6% of total assets, are the responsibility of other auditors.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditors' report issued by us on April 9, 2004.

In our opinion, the financial statements present fairly the financial position of Mediaset S.p.A. as of December 31, 2004, and the results of its operations for the year then ended in accordance with the Italian law governing financial statements.

As discussed in the notes to the financial statements, the Company has adopted the provisions regarding the reform of Corporate Law introduced with the Legislative Decree no. 6 of January 17, 2003, and subsequent modifications; in particular, the accounting effects of the application of tax laws in the preparation of prior year statutory financial statements have been eliminated and credited to extraordinary items in the income statement.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
April 11, 2005

This report has been translated into the English language solely for the convenience of international readers.



The General Meeting was held in the second call on April 29th, 2005

1) With reference to the first item on the agenda, regarding annual and consolidated financial statements as at December 31st, 2004, the Meeting, after acknowledging the Board of Statutory Auditors' report and the External Auditors' report on the 2004 financial statements, as well as 2004 consolidated financial statements and the relevant reports, decided the following:

a) to approve the financial statements as at December 31st, 2004, which closed with a profit for the year of EUR 401,914,215.45 and the relevant board of directors' report on operations;

b) to allocate the profit for the year of EUR 401,914,215.45, as follows:

- EUR 26,856,266.60 to the legal reserve, which reaches 20% of share capital;
- EUR 913,941.96 to the reserve for unrealised gains on exchange rates regulated by article 2426 part 8-bis of the Italian Civil Code;
- a dividend of EUR 0.38 per share to the shareholders, gross of legal withholding taxes, with the exclusion of own shares held at May 20th, 2005, by using:
  - available residual profit for EUR 374,144,006.89;
  - part, for as much as necessary, of the share premium reserve equal to EUR 739,743,791.23, which has become free and available under the combined action of articles 2430 and 2431 of the Italian Civil Code;

c) to pay the dividend as from May 26th, 2005.

2) With reference to the second item on the agenda, regarding the authorisation to the Board of Directors to purchase and sell own shares, the Meeting decided:

a) to assign the board of directors the authority to purchase, also by negotiating options or derivative financial instruments on Mediaset stocks, up to a maximum of 70,000,000 (seventy million) and within legal limits, own ordinary shares with a face value of EUR 0.52 each (equal to 5.92% of current share capital), in one or more occasions, until the approval of the financial statements as at December 31st, 2005 or for a period no longer than 18 months from the date of the Meeting decision.

The amount above is covered by available reserves as result from the last duly approved financial statements.

Purchase operations will be carried out as follows:

i. purchases for the implementation of 2000/2002 and 2003/2005 stock option plans, approved by the General Meeting on April 20th, 2000 and April 16th, 2003, respectively shall be conducted in the stock exchange of reference and at a price no higher than the reference price recorded by the stock in the stock exchange session before each individual operation and no lower than 20% with respect to the reference price recorded by the stock in the stock exchange session before each individual operation. These parameters are considered as appropriate to define the range of prices within which the purchase is interesting for the company;

ii. any other purchases shall be made in the stock exchange where shares are floated and shall be at a price no higher and no lower than 20% than the reference price recorded in the stock exchange session before each individual operation. These parameters are considered as appropriate to define the range of values within which the purchase is interesting for the company.

Purchase operations shall be made in compliance with article 132 of Law Decree 58/98 and any other applicable rule, including the rules as per directive 2003/6 and relevant community and domestic executive rules.

Purchased shares shall not be used for share capital reduction operations;

b) to confirm the authorisation to the board of directors to sell purchased shares, also for the purposes of the execution of subsequent purchase and disposal operations. Sales shall be made in the stock exchange where stocks are floated and/or outside the stock exchange, at a price no lower than 90% of the reference price recorded by the stock in the stock exchange session before each individual operation. Authorisation as per this part is granted for a period no longer than 18 months from the date of the deliberation;

c) to confirm, under article 2357-ter of the Italian civil code, the authorisation to the board of directors to sell own shares purchased based on this decision or those already held by the company, to employees of the company, its subsidiaries and parent company, with respect to their exercising options for the purchase of shares that have been granted to them, all under the terms and according to the conditions approved by the General Meeting of April 20th, 2000 regarding the creation of a stock option plan for 2000/2002 and the General Meeting of April 16th, 2003 regarding the establishment of a stock option plan for 2003/2005. The authorisation as per this part is granted for the time limits established by the stock option plans for the exercise of purchase options.

3) With reference to the third item on the agenda, regarding the conferral of the task to audit the annual and consolidated financial statements, as well as the limited audit of the interim report for the years 2005, 2006 and 2007, the Meeting decided:

to confer, under both articles 156 and 159 of Law Decree no. 58, dated February 24th, 1998, to auditing company "Deloitte & Touche S.p.a.", with legal offices in Milan, Via Tortona 25, the task to audit the annual and consolidated financial statements, as well as the limited audit of the interim report for the years 2005, 2006 and 2007 under the terms envisaged in the proposal drafted by the auditing company in their letter dated March 14th, 2005.

In particular, with respect to economic issues, the proposal envisages:

a) to audit the annual financial statements, 876 working hours for an amount of EUR 77,500.00 per year;

b) to audit the group consolidated financial statements, including the coordination of the auditing of the consolidated financial statements and the examination of the consolidation procedure, 783 working hours for an amount of EUR 69,000.00 per year;

c) for an audit limited to a brief examination of the financial statements of subsidiaries, 200 working hours for an amount of EUR 17,500.00 per year;

d) for the limited audit of the interim report, 986 working hour for an amount of EUR 87,500.00 per year.

4) With reference to the fourth item on the agenda, regarding the appointments of the Board of Statutory Auditors and its Chairman, and the determination of the emoluments, the Meeting decided:

a) to establish, under the law, the duration of the mandate of the Board of Statutory Auditors for three years until the date of the meeting called for the approval of the financial statements at 31.12.2007;

b) to determine the annual gross remuneration of auditors, in addition to the reimbursement of the costs incurred to fulfil their task, as follows:

- to the chairman of the board EUR 93,000.00;
- to each statutory auditor EUR 62,000.00.










MEDIASET



2004
Corporate Profile




MEDIASET

2004
Corporate Profile



2004 net revenues
(EUR m)
500,2

Corporate boards

Board of Directors

Chairman
○ Fedele Confalonieri

Deputy Chairman
○ Pier Silvio Berlusconi

Officier
○ Giuliano Adreani

Directors
◌ Franco Amigoni
Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Enzo Concina
Maurizio Costa
Mauro Crippa
Bruno Ermolli
Marco Giordani
◌ Alfredo Messina
○ Gina Nieri
◌ Roberto Ruozi

Board of Statutory Auditors

Chairman
Achille Frattini

Acting statutory auditors
Francesco Antonio Giampaolo
Riccardo Perotta

Substitute statutory auditors
Giancarlo Povoleri
Francesco Vittadini

External auditors

Deloitte & Touche S.p.A.

○ Member of the Executive Committee
◌ Member of the Internal Control Committee

an historic year

Mediaset's results for 2004 are the best since 1996, the year in which the company was founded and listed to the Italian Stock Exchange. However, such results are not due to a fortunate combination of events.
But rather to the constant progression of the company's performance, made possible by a business that is structurally sound.

Since its foundation, Mediaset has created value, continually and abundantly rewarding its shareholders. So it is correct to attribute the credit for this uncommon corporate achievement to those who have led the company and to the men and women who work for it.

Let us take a brief look at the main results for the financial year 2004. Consolidated net revenues amounted to 3,441.6 million, a 12.1% increase compared with 2003.

Costs: in both Italy and Spain, the company as once again respected its commitment to shareholders, confirming the efficiency objectives launched in 2002. In particular, in Italy total television costs showed a slight increase of 1.2% for the third year in a row, markedly below the rate of inflation.

Meanwhile at the Spanish subsidiary Telecinco total TV cost, net of the one-off costs related to the stock exchange listing and costs directly related to the extraordinary dynamic in adversiting sales, grew in line with inflation.

The group's operating profit for the period came to 1,034.2 million, a 33% increase compared with the previous year.

Operating profitability for the year reached 30%, the highest ever achieved by Mediaset and the highest level in the European TV sector.






MEDIASET

Fedele Confalonieri, chairman

Mediaset Group
Personnel


5.662

Net profit for the year came to EUR 500.2 million, an increase of 35.3% compared with 2003.
On the basis of these excellent results, the Board of Directors has decided to propose to the Annual General Meeting a dividend of EUR 0.38 per share, an increase of more than 65% on that of the previous year.

This corresponds to a pay out rate of around 90%, the highest among European broadcasters.

In Italy the advertising revenues of Publitalia grew by 9.1% compared with 2003, reaching the record amount of EUR 2,869.1 million.

The performance of Publitalia is especially significant when compared with general market trends.

According to Nielsen estimates, total advertising in Italy grew by 7.3% in 2004 compared with 2003, an indication of marked recovery in the market. Nevertheless, once again, at +9.1%, Mediaset significantly outperformed the market.

In Spain the total advertising revenues of Telecinco grew to EUR 778.2 million in 2004, +20.8% compared with the previous year. The figure was even higher than 2000, which until now been considered an unrepeatable year in terms of advertising sales.
Also in Spain, Telecinco performance in 2004 was markedly higher than total television advertising market which, according to the Infoadex estimates, was up 15.3%.

Excellent results, then. To which should be added some general considerations. Firstly, an observation on the group's shareholder structure. In April 2005 Fininvest sold a part of its stake on the market. After the placement Fininvest owns 34.3% of Mediaset while the floating shares represent 65.7% of the total share capital.
In particular Mediaset has 258,000 shareholders, of which 250,000 are small Italian investors, who account for 5.3% of the company's share capital. A further 10% is held by Italian institutional investors, while 22.6% is in the hands of British and US investors.

Mediaset: shareholders' structure
April 2005


Market 65.7%
Fininvest 34.3%

This is a good sign also for the Italian system: it demonstrates that Mediaset is considered a reliable partner for foreign financial institutions and big international investment funds. In fact, today Mediaset is one of Italy's most important company, both in terms of size and in terms of technological content and know-how.

Regarding size, the Spanish case is worth a special mention.
In just three months, in 2004, Telecinco was listed. We have given total transparency in the pre-listing phases, we have not been aggressive with pricing, we have appointed authoritative independent directors to the board and have guaranteed a high level of pay-out for the 2005 dividend.

In December Telecinco was added to the Ibex 35 index, the list of Spain's top 35 companies and its shares have already been recognised as the best on the Madrid Stock Exchange and the best IPO of the year.

Mediaset: geographic distribution of floating share capital
April 2005


Germany 13.3%
Other 7.5%
France 9.2%
UK 19.2%
Italy 21.1%
USA 29.7%

The share price, which was EUR 10.15 at the listing in June 2004, reached EUR 17, in March 2005, an increase of more than 65%.

Brief mention should also be made of the regulatory framework, which has a significant impact on a business such as television, an activity that is subject to public licensing. In 2004 a reform of the Italian media sector was approved, the so-called Gasparri Law.
The reform was subjected to a lengthy and arduous parliamentary debate, in the context of bitter political conflict, and an initial version was rejected by the President of the Republic and returned to Parliament for modification.


La cer
saper rea
i sogni

Pier Silvio Berlusconi,
deputy chairman

Mediaset audience share
(24 hours)

43%

In such a complex situation our compass showed us the only possible direction to take, the only way to defend the company and make concrete the demand for pluralism coming from different quarters: digital terrestrial. Generalist television has discovered in digital terrestrial broadcasting a new frontier characterised by interactivity, multi-channel, and the possibility of offering an "à la carte" selection of premium content. Mediaset was the first in Italy to launch a multiplex (a new network of digital frequencies), we have rented space to third content providers, launched the first 24-hour free channel dedicated to children, and inaugurated a world first a pay-per-view service using a pre-paid card, offering live coverage of the home matches of Italy's leading Serie A football teams.

In March 2005 we bought, subject to necessary authorisations, the frequencies for the creation of our second multiplex.

For an incumbent this is a significant development. Creativity, rapidity and determination have enabled us to shake off the mantle of a company that for years was accustomed to being the leader in its core business and to adopt the aggressive approach of the newcomer in entirely unexplored territory.

We are now in a position to exert considerable influence in the content market and, thanks also to the acquisition of football rights, we are redefining the boundaries between satellite pay-TV and digital terrestrial television.

It is a moment of enormous technological and industrial turmoil in the media sector.
There is much movement - ADSL platforms, UMTS mobile services, fibre optic cable - and it should be said that the new legislative framework is proving to be sufficiently flexible and is able to encourage the development of new business opportunities.

Mediaset has not been just a pure observer, in a very short time, become a generator of innovation and new applications. All of this allows us to foresee a 2005 rich with new satisfactions.



Giuliano Adreani, officier

2004 Publitalia advertising revenues (EUR m)

2.869



Group structure

MEDIASET Spa
100%
Publitalia '80 Spa
100%
Promoservice Italia Srl
10%
Radio e Reti Srl
99.95%
International Media Service Ltd
100%
Mediaset Ireland Ltd
in liquidazione
19.50%
ALBACOM Spa
partecipazione ceduta in data 4/2/2005
2.73%
Hopa Spa
100%
R.T.I. Spa
100%
Elettronica Industriale Spa
24.50%
Beigua Srl
98.44%
Videotime Spa
30%
Titanus Elios Spa
51%
BOING Spa
50%
Mediavivere Srl
50%
PressTV Spa
50%
Fascino - Produzione Gestione Teatro Srl
9.94%
CFN - Class Financial Network Spa
26.67%
Auditel Spa
100%
Mediaset Investiment Sarl
100%
Publieurope Ltd
100%
Publieurope International Ltd
14.35%
TV Breizh Sa
8%
49%
TV Breizh Nantes Sa
2.28%
KirchMedia Gmbh & Co KgaA in amm. control.
11.76%
Euromedia Luxembourg Two Sa
27.42%
Euromedia Venture Belgique
50.1%
Gestevision Telecinco Sa
100%
Gruppo Editorial Tele5 Sau
100%
Estudios Picasso Fabrica de Ficcion Sau
100%
Digitel 5 Media Sau
40%
Canal Factoria de Ficcion Sa
60%
Cinematext Media Sa
50%
Premiere Megaplex Sa
50%
Europortal JUMPY Espana Sa
35%
Multipark Madrid Sa
10%
Corporacion de Medios Radiofonicos Digitale Sa
100%
Atlas Espana Sau
100%
Atlas Media Sau
100%
Atlas Pais Vasco Sau
100%
MI Cartera Media Sau
40%
Aprok Imagen Sl
100%
Publiespana Sau
100%
Advanced Media Sau
100%
Publimedia Gestion Sau
100%
Publiespana 2000 Slu
50%
Publieci Television Sa

(*) 25.1% hold by Mediaset Investiment Sarl

(**) 6.45% hold by Mediaset Spa

Mediaset's headquarters in Cologno Monzese



financial highlights

Net revenues
EUR m

2,363.6 2,351.1 2,316.1 3,070.0 3,441.6



2000
2001
2002
2003
2004

Operating profit
EUR m

691.5 587.2 558.5 776.6 1,034.2



29.3%
25.0%
24.1%
25.3%
30.0%
2000
2001
2002
2003
2004

☐ Operating profit
-o- % Operating profit/net revenues

Net profit
EUR m

423.5 248.4 362.0 369.7 500.2



17.9%
10.6%
15.6%
12.0%
14.5%
2000
2001
2002
2003
2004

☐ Net profit
-o- % Net profit/net revenues

Dividends and pay out
EUR m

283.2 247.8 247.4 271.3 448.9



66.9%
99.8%
68.3%
73.4%
89.7%
2000
2001
2002
2003
2004

☐ Dividends distributed by Mediaset SpA
-o- Pay out

2004 group net revenues (EUR m)



3.441

Income statement
(EUR m)

	2000	2001	2002	2003 (*)	2004
Net revenues	2,363.6	2,351.1	2,316.1	3,070.0	3,441.6
Italy	2,363.6	2,351.1	2,316.1	2,424.9	2,649.4
Spain	-	-	-	646.0	793.4
Operating profit (*)	691.5	587.2	558.5	820.8	1,082.0
Italy	691.5	587.2	558.5	650.1	788.0
Spain	-	-	-	170.7	294.0
Group operating profit	691.5	587.2	558.5	777.6	1,034.2
Profit before taxes and minority interest	648.0	418.1	497.1	675.1	994.8
Group net profit	423.5	248.4	326.0	369.7	500.2

Balance sheet
(EUR m)

	2000	2001	2002	2003	2004
Net invested capital	2,263.9	2,602.4	2,639.5	3,031.8	2,983.2
Shareholders' equity and minority interest	2,389.2	2,354.6	2,468.7	2,832.5	3,045.2
Group net equity	2,387.5	2,353.0	2,467.2	2,591.6	2,820.7
Minority net equity	1.7	1.6	1.5	240.9	224.5
Net financial position	125.3	(247.8)	(170.8)	(199.3)	62.0
Operating cash flow (profit + amortizations)	1,146.6	1,162.3	1,213.4	1,537.6	1,614.3
Investments	806.1	1,279.1	849.3	835.1	1,116.5
Dividends distributed by the Parent company	216.2	283.2	247.8	247.4	271.3
Dividends distributed by subsidiaries	-	-	-	16.9	120.0

Personnel

	2000	2001	2002	2003	2004
Mediaset Group personnel (headcount)	4,384	4,396	4,393	5,600	5,662
Italy	4,384	4,396	4,393	4,395	4,459
Spain	-	-	-	1,205	1,203
Mediaset Group personnel (average)	4,382	4,384	4,399	5,633	5,638
Italy	4,382	4,384	4,399	4,396	4,415
Spain	-	-	-	1,237	1,223

Main indicators

	2000	2001	2002	2003	2004
Operating profit (**)/Net revenues	29.3%	25.0%	24.1%	26.7%	31.4%
Italy	29.3%	25.0%	24.1%	26.8%	29.8%
Spain	-	-	-	26.4%	37.1%
Operating profit / Net revenues	29.3%	25.0%	24.1%	25.3%	30.0%
Pre-tax profit and minority interest / Revenues	27.4%	17.8%	21.5%	22.0%	29.7%
Net profit / Net revenues	17.9%	10.6%	15.6%	12.0%	14.5%
ROI	32.4%	24.1%	21.3%	27.4%	34.4%
ROE	18.6%	10.5%	15.0%	14.6%	18.5%
N. of shares	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564
Consolidated net profit per share (€)	0.36	0.21	0.21	0.31	0.42
Dividend per share (€)	0.24	0.21	0.21	0.23	0.38

(*) since 2003 figures include the effects of the entire consolidation of the Telecinco Group
(**) before amortization of the consolidation difference re. Telecinco

Mediaset share price performance in 2004

General trends in financial markets

The world economy in 2004 was characterised by overall but varied growth (sustained growth in South East Asia and the United States, moderate in Europe). This diversity is a result of geopolitical factors, above all the crisis in the Middle East, and of global macro-economic issues. These include the weak dollar (particularly vs euro) the generalised expansive monetary policy in almost all advanced economies. There has been increased competitive pressure from South East Asian markets, especially China. The year ended positively for international equity markets, as can be seen by the 11.6% increase in the Dow Jones World index.
Market performance in the United States, was positively affected by the rapid resolution of the presidential election and the expansive policy of the Federal Reserve. Over the year Nasdaq grew by around 9%, while the **Dow Jones** closed at +10%.
European equity markets recorded a positive performance - enlivened also by a recovery in merger and acquisition activities - ending the year around the highest levels seen in the last two years. The pan-European index Euro Stoxx continued to grow just below the level of the S&P 500 (+7.3% and +9% respectively). This was also a result of marked rises in December attributable to various factors such as the year-end adjustment of oil prices (-8.7% fixed at around $50 per barrel) and the fall of returns on risk free bonds. This had the general effect of increasing appetites for equity returns. Among the relevant events in 2004 for the Italian stock exchange it is worth remembering the introduction of the new **S&P/mib** index, which includes 40 stocks from different sectors. It has replaced the MIB 30 and ended the year with a performance of 15%.

Mediaset and the main indices since the listing (1996)

In 2004 **Mibtel** index recorded the highest performance among leading world indices with +18.1%, thanks to the brilliant performance of the utilities, telecom and energy sectors. In spite of a still weak Italian economy, the performance of the index returned to spring 2002 levels, continuing the positive trend that began in 2003 when, after three years of decline, an increase of 11% was recorded. In the list of the top European stock exchanges in 2004, Mibtel was followed by Spain's IBEX (+17.4%), Sweden's OMX (+16.6%), London°Øs FTSE (+9.5%), France's CAC40 (+8.5%) and Germany's DAX (+7.3%).
At the end of 2004 the overall capitalisation of the listed companies in Milan reached **EUR 580.6 billion**, 19% more than the EUR 487.4 of 2003. This figure corresponds to 43% of Italy's GDP (37.5% in the previous year) and confirms data from the end of November that indicated Milan as Europe's sixth biggest market by capitalisation, after London, Frankfurt, Madrid and Zurich.
The marked recovery in Italian equities, accompanied by an increase in volumes, has led to a notable increase in the value of trading. In this regard 2004 has been the best year for Italy since 2000. The total number of trades in share-based instruments and derivatives came to **39.3 million**, for a total value of EUR 753.2 billion, while the daily average came to EUR 2.9 billion (+6.8%).
The companies listed on the Milan Stock Exchange distributed total dividends of EUR 23.8 billion, representing an average return of 5.1%.

MEDIASET S.p.A.

Sede Sociale: Milano - Via Paleocapa, 3
Capitale Sociale Lire 1.151.111.864.000 interamente versato
diviso in n° 1.151.111.864 azioni da nominali Lire 1.000 cadauna
Iscritta nel Registro delle Imprese - Ufficio di Milano -
sezione ordinaria - n. 276785 Milano
Durata della Società 31 dicembre 2050

CERTIFICATO NOMINATIVO n. 0000001

DA N. ••••1••••
••••UNA••••

Costituita in data 26 novembre 1987, con atto
Notaio dr. Giorgio Pozzi di Milano, repertorio
n. 22853/2705, omologato dal Tribunale di Milano
in data 15 dicembre 1987, con decreto n. 19863,
iscritto presso la Cancelleria delle Società Commerciali
del Tribunale di Milano in data 23 dicembre 1987.

AZIONE ORDINARIA da nominali lire 1.000 - codice titolo 106321




SPA
MEDIASET

Milano, 15 Luglio 1996

FEDELE CONFALONIERI


90%

2004
pay out rate

Trends in the media sector

As far as media sector is concerned Europe has seen a generalised de-rating in equities. The devaluation of the sector has mainly affected the value of multiples which in 2004 was around 10-20% lower than the historical average in the last ten years. The reasons for this change in the evaluation criteria can be put down to a range of contingent macro-economic factors, including the geo-political tensions in the Middle East and uncertainties concerning GDP growth forecasts in the principal industrialised countries, in particular in Europe.
The increase in the level of inflation in 2004 raised fears of a possible augmentation in interest rates by **FED** and **ECB**, and caused a reduction in spending (sales of technology products have increased, but there has been a fall-off in food and FMCGs).
In an attempt to limit the effects of a possible inflationary spiral, a number of European governments supported policies aimed at persuading producers to hold down consumer prices. This, combined with increased competitive pressure from private labels, led to a **reduction** in advertising spending, especially for branded goods, most markedly towards the end of the year. In fact the advertising market grew without a recovery in consumer confidence and this benefited above all TV advertising. In the absence of a recovery in consumer spending, advertisers attempted to stimulate demand by earmarking greater proportions of their budgets to the medium that in general is most effective and offers the greatest visibility.
Towards the end of the year however, the market returned to an appreciation of companies with solid fundamentals and therefore better able to guarantee a high level of cash generation and **dividend** distribution. The DJ Stoxx Media closed with an increase of around +3%.

In absolute terms, Mediaset share price returned to the level of the beginning of the year, closing with a slight reduction of 0.9% at EUR 9.33. The minimum price of EUR 8.2 was reached on 12th August and the maximum of EUR 10.0 on 26th January. On 2nd December the maximum intraday was reached at EUR +10.1.
If we exclude the exceptional performance of Spain's Antenna 3, over the year Mediaset remained in line with the median of European broadcasters with a superior performance at the end of the year that was an average of **10%**.

Mediaset stock compared with main indices (1996 index 100)
(from the listing in1996 to 2004)


Reb
660
600
540
480
420
360
300
240
180
120
60
A D A A D A A D A A D A A D A A D A A D A A D A A D
1996
1997
1998
1999
2000
2001
2002
2003
2004
QMEDIA SET,
Close (Last Trade), Rebasing 31 Jul 96 = 100
QMIB 30 INDEX,
Close (Last Trade), Rebasing 31 May 96 = 100

The main factors affecting the share price

Factors of a general and exogenous nature that had a negative impact on performances in the media sector, also had an effect on Mediaset's share price. Towards the end of the year, however, there were also some positive endogenous signals: in particular, the trends in advertising sales led to repeated upgrade analysts' expectations for the advertising market. The management then also repeated its established skills in keeping television costs down also in 2004, which stimulated an increase in cash generation and a steady **improve in estimates** of the company's results.
The successful listing of Telecinco on 24th June 2004 (+18% on the placement price to EUR 10.5) and the launch of Pay-per-view on the digital terrestrial platform helped to sustain the share price, particularly in the second half of the year.

Mediaset Shares: 2004 volumes
Mediaset shares in 2004 recorded average daily trading volumes of 5.4 million, which corresponds to an average value of more than EUR 50 million, in other words, 9% more than the volumes of the previous year. In total, the number of Mediaset shares traded during the year on the Milan stock exchange came to more than **1.4 billion**, which is 121% more than the company's share capital. The record of daily trading was reached on 18th June 2004 (on the occasion of the Telecinco listing) with around 26 million shares, while the lowest level was reached on 31st December 2004, with around one million shares traded.

A breakdown of Mediaset's shareholder structure as at 30/04/2005
Fininvest Group is Mediaset's main shareholder owning 34.3% of the company's share capital. The remaining 65.7% is floated on the market.
From a geographic point of view, Mediaset's floating shares are well distributed in different markets: around 20% is held by Italian investors and around 80% is in the hands of international investors. US and UK investors own around 29.7% and 19.2% respectively, followed by Germany and France, with around 13.3% and 9.2% respectively. The remaining 7.5% is distributed mainly in Japan, Asia and the rest of Europe.

Mediaset share price
2004

		2004		2003		2002
Maximum price (€)	*26th January*	10.0	*2nd December*	9.9	*19th March*	10.4
Minimum price (€)	*12th August*	8.2	*10th February*	6.2	*9th October*	5.5
Opening price 1/1 (€)		9.6		7.2		8.1
Closing price 31/12 (€)		9.3		9.4		7.3
Average volume (m)		5.4		5.7		5.2
Maximum volume (m)	*18th June*	26.2	*20th June*	36.2	*11th October*	17.7
Minimum volume (m)	*31st December*	0.9	*12th August*	1.5	*27th May*	1.1
Number of ordinary shares (m)		1,181.2		1,181.2		1,181.2
Capitalisation 31/12 (EUR m)		**10,985.4**		**11,103.5**		**8,623.0**

Mediaset stock compared with main European Braoadcasters (1996 index 100)
(from the listing in 1996 to 2004)


Reb
840
810
780
750
720
690
660
630
600
570
540
510
480
450
420
390
360
330
300
270
240
210
180
150
120
90
60
30
A D A A D A A D A A D A A D A A D A A D A A D A A D
1996 1997 1998 1999 2000 2001 2002 2003 2004
QMEDIA SET, Close (Last Trade), Rebasing 31 Jul 96 = 100
QTF1, Close (Last Trade), Rebasing 31 May 96 = 100
QPRO SIEBEN SAT 1, Close (Last Trade), Rebasing 31 Jul 97 = 100
QM6-METROPOLE TV, Close (Last Trade), Rebasing 31 May 96 = 100
QITV, Close (Last Trade), Rebasing 31 May 96 = 100

The history and activities of the Mediaset Group

2004 was an historic year for Mediaset posting its best performance, in terms of results and cash generation, since its listing in 1996.
Those results arrived 27 years after the debut of commercial television in Italy.
It all began in 1978 with Telemilano (which became Canale 5), a local Milan-based broadcaster that became national in 1980. Canale 5 was subsequently joined by Italia 1 (bought from the publishing group Rusconi in 1982) and Retequattro (acquired from Arnoldo Mondadori Editore in 1984).
Since 1984 the television area of the Fininvest Group (known as RTI) has had the same basic structure as it has today: three national analogue networks supported by an advertising company, called Publitalia '80, that exclusively collects advertising for all three channels, and two other companies, Videotime, that manages TV technology and production activities, and Elettronica Industriale that guarantees signal distribution through the management of the broadcasting infrastructure.
Since then the importance of commercial television has grown constantly in terms of audience, revenues and operating profits.
From 1996, RTI, Publitalia, Videotime and Elettronica Industriale have been part of one group known as Mediaset.
This was listed on the stock exchange, opening up the company to both important institutional investors and private investors (around 250,000).

Telecinco - the Spanish broadcaster with which the Mediaset Group has been involved since 1997, initially with a minority stake and subsequently, since 2003, as the major shareholder (50.1%) - was listed on the Madrid stock exchange in 2004.
2004 was also the year that saw the debut of digital terrestrial television in Italy, an innovative signal broadcasting system that uses standard aerials (a dish is not necessary) and a small set-top box.
This can be bought thanks to a government subsidy aimed at encouraging the spread of the digital platform in Italy. Now let us turn to a more detailed look at the organisation of the Mediaset Group in its two main operation: Italy and Spain.

30%

Operating profitability (the highest among European broadcasters)

Italy

The Mediaset Group - the television holding company of the Fininvest Group - is Italy's leading commercial television operator and one of the world's largest media companies. Mediaset S.p.A., was listed on the Milan stock exchange in July 1996 and is one of Italy's most profitable listed companies. Consolidated net revenues from the Italian business reached EUR 2,649.4 million (+9.3% compared with 2003). Operating profit (EBIT) was EUR 788.3 million (+21.3%). Operating profitability reached 29.8% (26.8 in 2003) and pre tax profit came to EUR 740.9 million (+35.4%). Net profit came to EUR 435.9 million (compared with the EUR 349.2 million of 2003), while characteristic cash generation, net of income and charges for equity investments and the payout of dividends reached EUR 468.3 million, compared with EUR 282.9 in 2003.

Advertising

Advertising sales for the three channels are managed by Publitalia '80, the group's exclusive advertising sales house and Italy's leading advertising sales company. Publitalia's activities extend across Europe through its subsidiary, Publieurope International Ltd, a London-based company that collects advertising for Europe's leading commercial broadcaster. It also assists foreign clients and multinationals' headquarters with their activities in Italy. In spite of the European Football Championship and the Olympics broadcast by Rai (the state owned broadcaster) in 2004, Publitalia's advertising revenues came to EUR 2.9 billion (+9.1% on the previous year). Mediaset's advertising arm also increased its number of clients to 1,100. In 2004 the Italian advertising market was worth EUR 8.1 billion (+7.3% compared with 2003).

Radio was the media that most benefited from the market dynamics (+21.7%). Followed by television with +10.4%. While, in spite of a crisis in terms of circulation for newspapers and in terms of readership for magazines, print media ended the year with an increase of 1.6%. There was also growth in cinema advertising (+9.3%) and outdoor (2.7%).

The recovery in the advertising market was the result of marked increases in the investments in all sectors with the exception of FMCGs, which still accounts for 35.7% of the whole. After a very positive 2003 (+4.6%), FMCGs ended the year at essentially the same level. The most marked increases came from telecoms (+28.8%), financial services and insurance (+23.7%), publishing (+20.4%), retail (+15.8%) and the automotive sector (+13.3%). Publitalia also recorded significant performances in the area defined as Other sectors: industry/construction + 54.9%, leisure +52.2%, audio/video +39.7%, personal accessories +38.2%, homewares 14.9% and motorcycles +14%.

Italian advertising market
2004 (source Nielsen Media Research) net figures

Media	2004		2003		% change
	EUR m	% share	EUR m	% share	
Print	2,888	35.6%	2,843	37.6%	1.6%
Television	4,552	56.0%	4,124	54.5%	10.4%
Radio	400	4.9%	329	4.3%	21.7%
Outdoor	192	2.4%	187	2.5%	2.7%
Cinema	90	1.1%	82	1.1%	9.3%
Total	**8,122**	**100.0%**	**7,564**	**100.0%**	**7.3%**

The television channels

TV in Italy (24 hours)


Viewers (m)
8,848
8,915
9,095
9,140
9,284
2000
2001
2002
2003
2004

Audience share

Share individuals 2004	24 hours	Prime Time	Day Time
Canale 5	22.4%	22.2%	22.5%
Italia 1	11.6%	11.2%	11.7%
Retequattro	9.0%	8.9%	8.9%
Mediaset	**43.0%**	**42.3%**	**43.1%**

The group's generalist channels - Canale 5, Italia 1 and Retequattro - are managed by RTI S.p.A.. They, either directly or via its subsidiaries, oversee the development and building of the schedules, original programme production, the acquisition and management of the rights library and the management of the signal distribution network. RTI also produces content for distribution through other platforms, such as pay-TV, internet and mobile telephones.
In 2004 each channel broadcast 8,784 hours of programme, for a total of **26,352 hours**, 54.8% of which was made up of in-house productions.
The table on page 23 shows the 2004 programming schedule broken down into channels and programme types, and subdivided into in-house productions and library products.
Mediaset's channels ended 2004 with combined 24-hour audience share of 43%, in line with the excellent results of the three-year period 2000-2001-2002 and following the extraordinary, and in many ways unrepeatable, performance of 2003. Once again the strength of Mediaset can be seen in the commercial target (15-64 year) with 44.6% audience share in the 24-hour.
The year for Auditel ended with a Total Audience of nine million individuals (+1.6%), a figure that has grown every year in the 24-hours since 1995. The overall increase is the result of a consistent improve in the May-August period (with a peak of +8%). This is in part attributable to the European Football Championship in June and the Olympics in August. In the final quarter, however, the total audience showed a slow down compared with the previous year.



From the left, Gianni Modina Director of Canale 5, Luca Tiraboschi, Director of Italia 1, Giancarlo Scheri, Director of Retequattro




Canale 5 reached a 22.5% day-time audience share, 0.2% ahead of Rai 1, while in prime time, the figure was 22.2%. Over the 24-hours the channel recorded audience of 22.4% among individuals (all Italians) and confirmed its leadership in the commercial target (15-64 years) with a **24.1%** share.

For the third consecutive year **Italia 1** was the clear **third most popular channel** in prime time with an 11.2% (Rai 2 ended the year at 11.1%). The channel continues to be the favourite channel of children up to 14, both in day-time and in the 24-hours.

Retequattro continued its positive prime time trend, where it achieved its best result in the last 10 years: **8.9%**. Very positive too were the figures for the over 65s for who Retequattro is the third most popular in 24 hours after Rai 1 and Canale 5.

Individuals
Spring 2004



44.6
43.8
44.5
43.7
45.1
44.8
24 ore
Day Time
Prime Time
Mediaset
Rai

Commercial target
Spring 2004



46.4
40.8
46.4
40.5
46.8
42.6
24 ore
Day Time
Prime Time
Mediaset
Rai

Programme breakdown (hours)
2004

Type	Canale 5		Italia 1		Retequattro		Mediaset total	
Films	862	9.8%	1,062	12.1%	2,177	24.8%	4,101	15.6%
TV movies	317	3.6%	438	5.0%	319	3.6%	1,074	4.1%
Miniseries	6	0.1%	40	0.5%	35	0.4%	82	0.3%
Telefilms	589	6.7%	1,762	20.1%	1,101	12.5%	3,452	13.1%
Teleromanzi	48	0.5%	-	0.0%	48	0.5%	96	0.4%
Sit-coms	157	1.8%	621	7.1%	-	0.0%	777	3.0%
Soaps	120	1.4%	-	0.0%	379	4.3%	499	1.9%
Telenovelas	-	0.0%	-	0.0%	384	4.4%	384	1.5%
Cartoons	-	0.0%	1,449	16.5%	-	0.0%	1,449	5.5%
Total library	**2,099**	**23.9%**	**5,372**	**61.2%**	**4,443**	**50.6%**	**11,914**	**45.2%**
News	2,748	31.3%	785	8.9%	1,277	14.5%	4,810	18.3%
Sport	29	0.3%	891	10.1%	81	0.9%	1,001	3.8%
Entertainment	2,909	33.1%	939	10.7%	1,710	19.5%	5,558	21.1%
light	*1,360*	*15.5%*	*333*	*3.8%*	*295*	*3.4%*	*1,988*	*7.5%*
talk shows	*545*	*6.2%*	*37*	*0.4%*	*-*	*0.0%*	*582*	*2.2%*
music	*22*	*0.3%*	*182*	*2.1%*	*216*	*2.5%*	*420*	*1.6%*
quiz-game-shows	*398*	*4.5%*	*76*	*0.9%*	*239*	*2.7%*	*713*	*2.7%*
reality	*540*	*6.1%*	*288*	*3.3%*	*8*	*0.1%*	*836*	*3.2%*
soft news	*44*	*0.5%*	*23*	*0.3%*	*952*	*10.8%*	*1,019*	*3.9%*
Arts	68	0.8%	-	0.0%	674	7.7%	742	2.8%
Soaps	263	3.0%	-	0.0%	-	0.0%	263	1.0%
Miniseries, TV movies, telefilms	299	3.4%	251	2.9%	147	1.7%	697	2.6%
Sit-coms	82	0.9%	231	2.6%	-	0.0%	314	1.2%
TV sales promos	286	3.3%	315	3.6%	452	5.1%	1,053	4.0%
Total in-house production	**6,685**	**76.1%**	**3,413**	**38.8%**	**4,341**	**49.4%**	**14,438**	**54.8%**
Total	**8,784**	**100%**	**8,784**	**100%**	**8,784**	**100%**	**26,352**	**100%**

The "audience guaranteed period"

In spring 2004 (25/01 to 29/05, excluding the week of the Sanremo Festival) Mediaset outperformed Rai in all different air time, both among individuals and in the commercial target.
Canale 5 outperformed Rai in both the 24-hours and day time; **Italia 1** confirmed its position as Italy's third most popular channel, ahead of Rai 2, in the 24-hours and early evening; **Retequattro** achieved its best ever prime time audience (9.1%) in "Audience guaranteed period". Since 1998 and outperformed Rai 3 both in day time and the 24-hours. Mediaset ended the 2004 autumn season (from 26th September to 4th December) with 42% audience share in the 24-hours, 42.3% in day-time and 40.7% in prime time.
This partial weakening of the position of our channels worked to the advantage not only of Rai (Rai 1 grew in prime time and Rai 2 improved across all the bands), but above all to other satellite broadcasters that, compared with the previous spring, added more than a percentage point across all the time bands.
However, detailed analysis of the monthly figures within the seasons shows that the results of our channels, following a difficult start, improved up until the first week in December.



"Generalist televisior

Gerry Scotti presents
"Chi vuol essere milionario", on Canale 5



ontinues to be the only medium able to speak to all Italians”

...nsis report, January 2005

In 2004 RTI S.p.A produced 44.5% of the television programmes broadcast by the Mediaset channels (+6.1% compared with 2003). The overall growth in production included a substantial contribution from the News area (+33%).
Canale 5 produced two new programmes: L'Antipatico, presented by the editor of the newspaper Il Giornale, Maurizio Belpietro and Claudio Martelli reports. The former government minister presented a series of specials, including a programme dedicated to Judge Falcone. In the day-time there was a new format Tutte le mattine, created and presented by Maurizio Costanzo. Among the evening musical shows, the special dedicated to Gianni Morandi was particularly successful. Other new features included: Il Teo, Arrivano i nostri, Volere o volare, L'imbroglione, Sandra e Raimondo Show, Armi e bagagli and Changing Room.
Italia 1 introduced Giallo 1 for the News, La fattoria, Bisturi, Superciro, Campioni, Il gioco dei nove, Cronache marziane.
In music: a double edition of Top of the Pops, edited highlights from Festivalbar and the concert by Vasco Rossi.
Retequattro offered new programmes such as Cosa non farei and Top secret.
In addition to the concerts of the Filarmonica della Scala; a special dedicated to Lucio Battisti was particularly successful.
The hours produced in 2004 for the three channels, net of soaps and drama, increased by 6.1%, all in the day-time band.
The contribution of the News area was significant also thanks to Lucignolo and L'alieno on Italia 1, and La zona rossa and Solaris of Retequattro.

Acquisition of television rights

Mediaset S.p.A. and its subsidiary RTI S.p.A. have Italy's most important rights library and one of the biggest in Europe.
The acquisition, development and production activities are managed by RTI S.p.A., which also has the objective of managing Mediaset Group's television rights assets, which are constantly fed from:

American Majors

The Mediaset Group has stipulated multi-year agreements with the leading American producers and distributors (Universal, Twentieth Century Fox, DreamWorks, Sony Columbia and Warner Bros. International) that foresee the acquisition of rights for an average period of 5 years, with the possibility of 4-5 TV passage.
During 2004, the Mediaset Group signed a contract with Warner Bros. International for the supply of rights for films distributed in the 2000/01 to 2003/04 seasons.
In December another agreement was signed with Universal Studios Int. B.V. regarding movies that had their theatrical releases during 2004 and 2005.

International television producers

The group also has important and consolidated rights acquisition relationships with American and European producers for the supply of TV movies, soap operas, mini-series, and TV series. This kind of TV products, which are made seasonally, creates a long lasting relationship between producer and broadcaster and makes it possible to build loyalty with our viewers.

Film producers/distributors

Mediaset also buys Tv right packages both from national and international operators. The acquisition of European product is important in respecting the broadcast and investment quotas foreseen by European regulations. Very important is the supply relationship with the sister-company Medusa Film S.p.A., a leading operator in the film distribution sector. In 2004 the Mediaset Group and Medusa Film reached a three-year agreement for the acquisition of the most important films produced by Medusa Film in 2004, 2005 and 2006.
2004 also saw supply agreements with Eagle Pictures, Cattleya and Nexo, three of the country's leading film distribution and production companies.

In-house TV drama production

Mediaset Group has the know-how and organisational structure to select projects and to develop the production of TV movies, mini-series and popular TV drama series. Such products are created in-house or in cooperation with leading international partners and in some cases are sold internationally so contributing to covering production costs. 2004 was characterised by a level of internal production in line with 2001-2003 period and was aimed at reinforcing the Group's core business. This has led to drama becoming a central and characterising feature of the schedules of Mediaset's channels. Sequels to long series (telefilms and soap operas) were confirmed and projects were defined for the production of high profile mini-series related to current affairs, literary classics and big Italian personalities.
It is worth to mention the exclusive production agreement, which has been renewed for 2005 and 2006, with Tao Due Film, one of the leading operators in the sector with which Mediaset has had a supply contract for many years.
In the recent past this cooperation has led to the production of the mini-series (Ultimo, Ultimo 2: La sfida, La Uno Bianca, Il Testimone) and some very successful series (Distretto di Polizia and R.I.S.).
On 28th July 2004, in line with the letter of intent signed in 2002, the Mediaset Group acquired from Endemol Italia S.p.A. (which owns the other half of the company) 50% of Mediavivere, at a cost of EUR 0.4 million. Mediavivere is jointly managed by Mediaset and Endemol Italia. It exclusively develops and produces the national Soap Opera product for the Mediaset Group. It is able to exploit the synergy derived from a detailed knowledge guaranteed by the Mediaset Group and the productive effectiveness of Endemol Italia in content production.
In 2004 the company was commissioned to produce the soap operas Vivere and Centovetrine, also managing the rights distribution across all possible channels.

The library

The Mediaset Group has continued to strengthen its international rights library. The following are some highlights of the numerous agreements reached and projects developed:

- the acquisition, in line with existing multi-year agreements with American majors for: La Mummia-Il ritorno, Ocean's eleven-Fate il vostro gioco, Panic Room, Harry Potter e la Camera dei segreti, Dottor Dolittle 2, Matrix reloaded, I Perfetti Innamorati, A Beautiful Mind, Stuart Little 2, Codice Swordfish, La Tempesta Perfetta, Il Pianeta delle scimmie, A.I.-Intelligenza Artificiale, Come Cani e Gatti;
- the acquisition of the rights for the TV series: The OC, Adventure Inc., Ewerwood, Like Family, Tru Calling, Paso Adelante e Saint Tropez;
- the acquisition for rights for the new episodes of successful TV series such as: Beautiful, Sentieri, Squadra Emergenza, Smallville, Law & Order, Criminal Intent, Siska, 24, Nip'n Tuck, West Wing, Ally Mc Beal;
- the acquisition, for the current TV season, of the films: La leggenda di Al, John & Jack, Il Signore degli Anelli-le Due Torri, The Mothman Prophecies-Voci dall'ombra, Il Principe e il Pirata, Insomnia, High Crimes-Crimini di Stato, Ali, Da Zero a Dieci, as per agreements for films with theatrical releases in 2002 and 2003 with the sister company Medusa Film S.p.A.;
- the production orientation focused on longer series has led to the production of sequels to drama series such as Carabinieri. It has also led to the launch of production of sequels to Distretto di Polizia and Elisa di Rivombrosa, which in their initial series met with wide audience approval, and the launch of a new series called: 48 ore;
- the production of a number of prestigious series, in terms of subject, cast and authors, such as: Karol, the story of a man who became Pope, Don Gnocchi, Giudice Mastrangelo, E poi c'è Filippo, Vite in gioco, Caterina e le sue figlie.

Of particular importance was the production of the sixth series of Vivere and the fourth series of Centovetrine (Italian soap operas each with 230 episodes) and the poduction of the new episodes of the sit-coms Camera Cafè and Love Bugs.

Mediaset library
2004



Cartoons 8.0%
Mini-series 2.9%
Soap Operas and Telenovelas 0.4%
Telefilms 8.8%
Films 49.4%
TV movies 17.7%
Various 12.8% (Music, Documentaries, Variety, Drama, etc.)

Moto GP exclusively on Italia 1: Valentino Rossi



GAULOISES
YAMAHA

The technology for the production of television programmes (in-house production) is mainly concentrated in the subsidiary **Videotime**, which guarantees the technological maintenance and development of the production infrastructure (studios, post-production and graphics units and mobile studios).
In 2004, a new news production centre was completed in Rome Palatino.
The restructuring of the building and the installation of new equipment have made it possible to transfer the editorial staff, studios, editing and post production units for TG5 and the Rome desks of Tg4 and Studio Aperto all to a siingle location.
This concludes the reorganisation of Videotime's production process in 4 production centres, divided into 2 geographic areas (**2 centres in Milan and 2 in Rome**) and per product (entertainment and news for each geographic area).
The advent of digital technology has mainly affected the first phases of the television production process: production (in studio) and post production (in editing studios).
In this way, 2004 also saw the digitisation of two studios in the entertainment production centre in Milan and the acquisition of the first 9 **high definition** standard cameras. In the second half of the year work was begun on the creation of a new editing area at the entertainment production centre in Milan (Cologno) where the majority of the centre's editing, post production and graphics facilities will be concentrated.

Signal distribution

Mediaset signal distribution network, wich is owned by the 100% subsidiary Elettronica Industriale, uses **1,700 technology towers** to reach 99% of the popolutaion.
On its site, Elettroncica Industriale is also hosting the broadcasting systems of other important national broadcasters, including RTI (3 analogue and 1 digital networks), Prima TV (Mux D-free) and Europa TV, other local broadcasters and mobile telephone operators. The Mediaset Group's network is an infrastructure that is not only used for the transport of the television programmes broadcast, but also for the transfer of semi-finished signals from any point of the network to the television production centres where the programmes are put together (contribution system).
In May the so-called Gasparri Law (Law N° 112 of 3rd May 2004) was definitively approved which, in addition to reorganising the national broadcasting system, also indicates the steps towards the transition from the experimental phase to the introduction of the digital signal in Italy.
Consequently the subsidiary Elettronica Industriale is preparing to take on the role of **network operator**, earmarking the necessary resources (land, technical facilities and pylons) to guarantee the management and supply of electronic communications networks using **digital terrestrial frequencies**.
In 2004 RTI proceeded with the acquisition of television frequency from local operator with a view, through the digitalisation process being carried out by Elettronica Industriale, to reaching coverage of 65% of the population. At the end of the second half of the year a project was launched to exploit the excess capacity of the broadcasting systems of the RTI multiplex.
At the same time engineering and supply work was carried out to develop the network with a view to extending its coverage.
Elettronica Industriale also completed the digitalisation of the network which guarantees the operation of the Prima TV digital multiplex.
The Master Control Room at Rome Elios was completed and the project to replace one of the digital backbones was continued.
The former will make it possible to manage the signal broadcast network from the macro area centre and all "semi-finished" products from Rome to Milan and vice versa.
The latter will increase the transport capacity for the television signal across the country.


Italians that who receive
Mediaset's analogue channels
99%

RTI operates in multimedia activities through its RTI New Media department which has the task of producing services and contents which can be used on different platforms (pay TV, digital terrestrial, internet, teletext and telecoms). It aims to develop new synergies and to promote content extension initiatives based on a core business that is focused on free-to-air generalist television.

Thematic channels

RTI New Media continued in its activities as a content provider for Sky in the area of thematic channels. It has been managing this activity since 1998, first with Happy Channel, then with Duel TV and MT Channel, and recently with IT! Italia Teen Television. RTI's thematic channels have reinforced their identity building awareness, audience satisfaction and audience share as indicated by the Eurisko Audistar Research.

Internet, teletext and services

Nielsen/Net Ratings figures for Italy estimate an "active population" of more than 17 million users (in December 2003 the figure was just over 13 million). In this context the sites run by RTI New Media (i.e. all of the Mediaset sites) are visited by more than 2.1 milion unique users monthly (1.8 million in 2004). The most important are:
Mediaset Ondine, Jumpy, TgCom.
RTI New Media, above all, manages the television-based vortal Mediasetonline (www.mediasetonline.com) which is a reference point for infotainment in the Italian market. From Mediasetonline it is also possible to access the sites of Canale 5, Italia 1 and Retequattro, and the sites of a number of successful programmes.
RTI New Media also pays particularly close attention to entertainment for young people on the web via a dedicated website, Jumpy.
Also in 2004, *TgCom* further consolidated its position among Italian online information sites, immediately after *Repubblica.it* and *Corriere.it* (source *Red Sheriff*). It increased the number of average daily page views, from 700,000 in 2002 to more than 3.5 million during the week in the last quarter of 2004. At the same time, unique users are now more than 1.5 million per month.
The teletext service of the RTI channels, Mediavideo, which was launched in 1997, is a multimedia television information service with 800 pages that are highly innovative in terms of content and graphics and whose strong points are ease-of-use, the differentiation of the proposals by channel, and the up-to-date variety of content.
The service is consulted monthly by around 20 million people.

Since 1st November 2004 RTI's digital terrestrial platform has broadcast Mediavideo Digitale, a service that aims to:maintain variety great of information that characterises the existing analogue service, offer advertisers new space for promotional activities, maintain a loyal group of users, extend the potential audience and make the layout more appealing and easier to use.
It does this whilst optimising the bandwidth available so reducing the time users have to wait to access content (download time is 15 seconds and occupies only 300 kb/s).
It is a single MHP application that includes 5 sections: News, Sport, Stock Markets, Weather, Chat.
The journalistic content of both the analogue and digital versions of Mediavideo is provided by TgCom's editorial staff.

Sale of services

During 2004 the sale of services linked to (mobile and fixed-line) telephones continued. In the mobile sector the aim is to provide innovative content and services in two directions that are synergic with the group's other channels:

- brand extensions, aimed at leveraging brands/formats that are already well established;
- interactivity, aimed at creating interactive moments (voting, polling and inboxes, or the idea of SMS during broadcasts) between the users and the most successful television programmes.

During 2004 RTI New Media consolidated its existing services (for example, TgCom's SMS and voting services), produced new Video services directly for mobile phone operators (for example *93° Minuto* for H3G's *3*) and launched the games portal Java in cooperation with NeoNetwork.
In 2004 RTI also continued experimenting with a TV retailing project. Through in MediaShopping logo, viewers of Mediaset's three channels are offered high quality tele sales windows.
The creation of Press TV S.p.A., 50% joint venture between RTI and Arnoldo Mondadori Editore, has made it possible to develop multimedia editorial projects that are closely connected to successful television programmes.
The first project involved the creation of a weekly sports magazine *Controcampo*, that started circulation at the beginning of the 2002-03 football championship.
It is an innovative magazine in terms of concept with editorial, technical, production and distribution characteristics similar to a newspaper and it is published every Monday.
Publication also continued in 2004 of another three periodicals linked to well-known TV programmes:
La macchina del tempo, *Amici di Maria De Filippi* and *Grande Fratello*.


HAPPY CHANNEL


DUEL TV


it!
italia teen
television


MT CHANNEL


MEDIAVIDEO
digitale


TGCOM


MEDIA
SHOPPING

Digital terrestrial

As foreseen by the Gasparri law, Mediaset has begun broadcasting its programmes in a digital format. Digital terrestrial is an innovative signal broadcasting system in a digital format that can be received using a standard aerial (without the need for a dish or other special aerials) thanks to a digital decoder that can be connected to the normal aerial input.
The main advantages of a digital signal over the analogue signal are:

- programmes can be seen with a higher image quality; in particular the visual perception of the digital video signal is improved by the elimination of the typical interferences of analogue broadcasting;
- the quality of the audio/video signal is uniform across the entire reception area;
- digital broadcasts can be seen in different formats (e.g. 4/3 or 16/9) and other languages can be selected for films, which can be heard in the Dolby Digital format;
- digital technology is multichannel, which makes it possible, according to the available bandwidth, to extend the number of available channels. In fact using the digital broadcasting a single frequency can transport a number of programmes compared with the single programme allowed by analogue system;
- Interactive programmes can be created and viewers can actively partecipate in the content of the programme or have additional related information.
Through digital terrestrial television the Mediaset Group can innovate the offer of traditional television entertainment as well as providing a range of highly useful services to its viewers. It can also make it possible to exploit "premium" content through an innovate pay-per-view system.
In 2004 RTI and its subsidiaries concentrated their activities on the development and implementation of all the technological infrastructure necessary for the broadcast of the digital signal and the launch of Mediaset Premium.
The approach to digital terrestrial television has been made in four separate phases: the pilot phase "Trial DDTV"; the broadcast phase for "National Digital Terrestrial TV"; the launch of a new channel, Boing, and finally the phase involving the identification, preparation and launch of the Mediaset Premium pay-per-view offer.




MEDIASET
PREMIUM
MEDIASET
PREMIUM

The digital terrestrial team; in the front row Gina Nieri, executive director of Mediaset

Trial DTTV

In 2004 the test project for digital terrestrial television continued in Varese, focusing on both the new interactive applications and digital technologies.
To date a sample group of 1,500 households (about 4,000 individuals) has been formed to monitor viewing behaviour and the use of interactive services in a complex, competitive and complete environment, in order to identify the most appropriate and targeted offer.

National Digital Terrestrial TV
The Mediaset Group has pursued its digital activities in the following ways:
- the development of digital networks;
- the increase in the digital content offer.

Concerning the development of digital networks, RTI has dedicated concerted efforts to extending the coverage of its digital multiplex, acquiring frequencies and developing the distribution and broadcast technology along with the subsidiary Elettronica Industriale. The coverage of the RTI Multiplex, at the end of 2003, was 51%. By the end of 2004 this was up to 65%. In terms of digital content, RTI consolidated and developed its supply by exploiting the opportunities presented by digital terrestrial TV: hosting third party channels in its multiplex and the enrichment of interactive content in the three analogue channels.
RTI currently carries the following third party channels on its mulltiplex:
- BBC World, the world's leading news channel;
- Class News, a business/finance channel;
- Coming Soon TV, an film entertainment channel;
- 24 Ore TV, a business/finance channel.

RTI has also progressively extended the range of interactive services available, producing around 50 new applications offered through the portals of Canale 5, Italia 1 and Retequattro.

The channel Boing

On 20th November 2004, RTI launched Boing, the first free-to-air channel dedicated to children and conceived specifically for digital terrestrial TV. The channel is the result of a 51% jont venture between RTI and Turner Broadcasting System Europe, a company of the **Time Warner** Group and owner of the rights to some of the world's most popular cartoon characters (Yogi Bear, The Flintstones, Scooby-Doo, etc.).
Aware of the potential impact on the target, RTI and Turner have developed a schedule that is not entirely entertainment, but includes a tool with which parents can exert control so ensuring a balanced use of television. By combining the experience and content library of both Turner and Mediaset, Boing is today offering a generalist schedule of very high quality: from cartoons to films, from TV series to documentaries and edutainment (a new type of programme that combines education and entertainment). Boing is a channel that has been designed for children, where they can learn and be entertained. Boing is a safe environment that has already won the approval of parents.
The channel has access to a vast list of programmes from both the Time Warner library (the world's largest for cartoons, 2,000 characters and 8,500 Warner Bros., MGM, Hanna Barbera series), and the Mediaset one (which, with Italia 1, is Italy's most popolar channel with cartoons and TV series for children), as well as original productions and "ad hoc" acquisitions.


Boing
Tv libera tutti.

Leveraging the enormous potential of digital terrestrial technology, Mediaset Premium offers viewers the possibility of access to high quality content, payable on the basis of an unprecedented business model that is yet to be used elsewhere in the world.
In fact, by purchasing a pre-paid card with a credit (**EUR 18** in the first phase) viewers are free to choose what to watch without the need for a subscription or registration. They can simply select the event and contents that they want to see. Inspired by the experience of mobile and fixed-line telecoms operators, Mediaset Premium combines the pay-per-view formula, already available on other digital platforms, with the flexibility and transparency of the pre-paid form, creating the very first real pay-per-view platform.
During 2004 Mediaset reached agreements with **Juventus**, **Milan**, **Inter**, **Roma**, **Sampdoria**, **Messina**, **Atalanta** and **Livorno** (to which was added **Siena** in 2005) for the Italian broadcasting, on a pay-per-view basis, of their home matches via digital terrestrial, cable and ADSL channels. This agreement stands for three years, starting with the current season (in other words the 2004-05, 2005-06 and 2006-07 seasons).
Mediaset also acquired a pre-emption right on the possible renewal (from 2007 onward) of the encrypted rights for 6 of the 9 clubs. Consequently the Mediaset premium offer has a central role in the Mediaset Strategy to affirm its position as the national leader in the development of digital terrestrial television. This confirms Mediaset's vocation at a time when the multiplication of digital platforms puts a special emphasis on content, to play a leading role not only as broadcaster but also in the key content areas, like entertainment, news, TV drama and sport.
The Mediaset Premium project has been organised in two phases. The experimental phase began on 10th January 2005 with the sale of the pre-paid cards and the start of broadcasting on **22nd January** (these card due to expire at the end of June 2005).
In support of the initiative and with a view to maximising audience satisfaction, a call centre was set up and made operative, 24 hours a day, seven days a week from 27th December 2004.
It provides users and potential customers with all the necessary technical support and information.
The second phase of the project will develop the offer of new content and introduce new pre-paid cards that can be re-charged by customers through different channels, both physical and virtual.
In January 2005 RTI reached an agreement with La 7 Televisioni for the 2004-05, 2005-06 and 2006-07 seasons that extends Mediaset Premium's pay-per-view football offer. Thanks to the acquisition of encrypted paid broadcast rights for digital terrestrial of the highlights, the programme **Diretta Premium** can broadcast images of the Serie A teams linked to La 7 Televisioni (Bologna, Brescia, Cagliari, Chievo, Fiorentina, Lecce, Parma, Palermo and Reggina). In this way Mediaset Premium users can watch, at the end of the first half and at the end of matches, all of the goals of the home matches of 17 Serie A teams.

The Serie A teams for which Mediaset has rights


JUVENTUS
JUVENTUS


ACM
1899
MILAN


INTER
1908
INTER


ROMA


SAMPDORIA


MESSINA


1907
ATALANTA


LIVORNO


A.C.SIENA
SIENA





22nd January 2005, the San Siro Stadium in Milan:
the first match broadcast by Mediaset Premium

MEDIASET PREMIUM



Spain

Mediaset is the major shareholder of Gestevision Telecinco, the Spanish television group that runs one television channel since early 90's. Telecinco has played a determining role in the development of Spanish commercial television, becoming, in 1996, a point of reference in terms of scheduling, innovation and profitability.
In 2004 Telecinco Group achieved outstanding results: consolidated net revenues came to **EUR 793.4 million** (+22.8% compared with 2003). Operating profit (EBIT) amounted to EUR 294.0 million (+72.2%). Operating profitability was 37.1% (26.5% in 2003). Pre tax profit came to EUR 301.9 million (+76.5%).
Net profit for the period was **EUR 215.9 million** (compared with the EUR 122.6 of 2003). Free cash flow, net of dividend payouts, came to EUR 242.2 million, a marked increase on the EUR 138.0 of 2003.

The listing

The company was listed on the Spanish stock exchange on 24th June, following an Initial Public Offering, in which the financial partners Hetha Erste Beteiligungs GmbH (Desdner Bank Group AG) and ICE Finance B.V. placed their stakes, respectively 25% and 10% of the company's share capital. The price per share of the offer was fixed at EUR 10.15, coinciding with the maximum price of the range indicated in the prospectus and corresponding to a market capitalisation of EUR **2,503.4 million**. On the first day of trading, the share price opened at EUR 12.50. The IPO was very successful and there was enormous market interest: before exercising the Greenshoe, the oversubscription was 25 times for the international institutional tranche; 32 times for tranche destined to Spanish investors; 6.81 times for the Spanish retail tranche; 2 times for the tranche dedicated to the employees.
Since the first day of trading, the share has recorded an increase of around 50% (EUR 15,18 on 30th December), corresponding to a market capitalisation of EUR 3,744 million and emerged as one of the most actively traded stocks. At the end of the year Gestevision Telecinco was included in the Ibex 35 index.



Telecinco: shareholders' structure
April 2005


Mediaset 50.1%
Market 36.9%
Vocento 13%


tu lado

The programme "A tu lado" on Telecinco

Advertising

The television advertising market in Spain is Europe's fifth largest. It is second, after Italy, in terms of total TV advertising revenues (according to Infoadex), 43.5% for TV broadcasting. In addition to Telecinco, the main players in Spain are the state-owned Televisione Espanola, which has two channels (TVE1 and TVE2); a private commercial operator, Antena 3, and a federation of local channels (automicas) that combine under the La Forta label. The digital satellite platform Digitel Plus has 1.7 million subscribers and a market penetration of 11%.
In 2004 television advertising revenues came to EUR 2,651.2 million (+15.3%), outperforming the total advertising market which grew by 10.4%.
The advertising revenues of the Telecinco Group reached record levels: **EUR 778.2 million** (+20.7% on 2003) and a market share of 29.7%, confirming the company's position as leader in the Spanish television advertising market.
The figures for the Spanish advertising market, as reported by Infoadex, show a good overall recovery compared with 2003, when the total market grew by only 3%. Growth was, however, largely due to the performance of television (43.1% of the market, compared with 43.3% in 2003). In the same period print media went from 39.5% to 38.3%.

Broadcasting and content

Telecinco ended 2004 in first place for the whole year with an audience share of 22.1%, establishing itself as Spain's leading commercial broadcaster, an unprecedented result in the 15-year history of Spanish commercial television.
Telecinco is also leader in the commercial target of reference. This consists of individuals in the 13 to 54 age range, belonging to the mid to high socio-economic class and resident in urban areas with more than 10,000 inhabitants. The channel's share in 2004 came to 25.2% (+0.7% on 2003).
The excellent results achieved by Telecinco are due to the channel's scheduling policy. In 2004 the group further developed a tendency to include more in-house produced content in the schedules compared to the proportion given over to the broadcast of film rights and series.
This shift is reflected in the volume of production of the two types of programme that characterise and give profile to the Telecinco offer, i.e. news and information and entertainment.

Spanish advertising market
2004 - Source: Nielsen Media Research - net figures

Media	2004		2003		%Change
	EUR m	%share	EUR m	%share	
Print	2,358.0	38.3%	2,203.1	39.5%	7.0%
Television	2,651.2	43.1%	2,300.3	41.3%	15.3%
Radio	540.2	8.8%	508.2	9.1%	6.3%
Outdoor	442.2	7.2%	422.3	7.6%	4.7%
Cinema	40.7	0.7%	47.6	0.9%	-14.5%
Thematic TV Channels	26.2	0.4%	16.8	0.3%	54.8%
Internet	94.4	1.5%	74.6	1.3%	26.5%
Total market	**6,152.7**	**100.0%**	**5,572.9**	**100.0%**	**10.4%**

Programme breakdown (hours)
2004

Type	2004		2003		Change	
Film	997	11.4%	1,102	12.6%	(105)	-9.5%
TV movies, mini-series, telefilms	611	7.0%	923	10.5%	(312)	-33.8%
Cartoons	380	4.3%	629	7.2%	(249)	-39.6%
Total rights	**1,988**	**22.6%**	**2,654**	**30.3%**	**(666)**	**-25.1%**
Game and quiz shows	567	6.5%	438	5.0%	129	29.5%
Sport	94	1.1%	39	0.4%	55	141.0%
Music & theatre	205	2.3%	181	2.1%	24	13.3%
Documentaries & other	3,708	42.2%	3,259	37.2%	449	13.8%
News	1,910	21.7%	1,957	22.3%	(47)	-2.4%
National drama	312	3.6%	232	2.6%	80	34.5%
In-house production	**6,796**	**77.4%**	**6,106**	**69.7%**	**690**	**11.3%**
Total	**8,784**	**100.0%**	**8,760**	**100.0%**	**24**	**0.3%**


U.M. 5
TELECINCO

Broadcast unit truck

778

Telecinco advertising revenues (EUR m)

International advertising

In the context of an advertising market that is increasingly international and which has been characterised in recent years by concentration, Mediaset Group has created Publieurope International Ltd..
This company was founded in 1996 and as the task of organising an adequate response to cover the European continent, with the aim of generating additional revenues deriving from:
◦ the development of new business in other countries;
◦ constant contact with the headquarters of multinational clients.
The beneficiaries of these activities are primarily the group's channels - Canale 5, Italia 1, Retequattro and Telecinco - but also those other channels that have commissioned Publieurope to sell their advertising airtime outside their national borders.
Publieurope has developed over the years an articulated portfolio of media clients. This makes it possible to offer international advertisers, in addition to the group's channels, the German channels **Pro7**, **Sat 1**, **Kable 1**, **N-24** and **DSF** (together accounting for around 30% of the German audience) and Britain's **Channel 4**, which gives advertisers access to around 15% of the UK's commercial audience.
The portfolio of products is completed by the magazine titles of Mondadori Pubblicità and by SBS Broadcasting, the Scandinavian group that has majority stakes in 10 commercial networks in 8 countries.

This has also allowed Publieurope to establish contact with various networks aimed at offering advertising products in Belgium, Holland, Sweden, Norway, Denmark, Hungary and Romania.
The sales activities, which are run from offices in **London**, **Munich**, **Paris** and **Lausanne** with the active cooperation of Publitalia '80 and Publiespana, has generated very satisfying results that consolidate the trends of recent years.
Of the significant revenues generated by Publieurope - 65% of which are for the group's channels and other media - the *advertising sold to international clients* is generally invoiced directly by the respective national sales companies.
In particular, in 2004, of an overall volume of business that generated around EUR 130 million (of which 65% was for the group's channels and **14%** for Mondadori), recording an increase of 14% on the previous year, the margin contribution was worth EUR 7.7 million, and pre-tax profit was EUR 3 million.

London,
headquarters of Publieurope


FOSTER'S

TDK
AUDIO & VIDEO TAPE •








LYRIC
APOLLO

10

International television channels
represented by Publieurope

Corporate social responsibility

Since 10th September 2002, Mediaset has adopted a Code of Conduct that outlines the company's corporate social responsibility towards its employees and all its other stakeholders.
The Code defines the values recognised, accepted and shared by the group, and to which all operations, conduct and relationships must adhere, within the terms of current legislation, national and international regulations and the principles of freedom, dignity and respect for differences of race, gender, language, personal and social conditions and religious creed. In brief, the Code is a confirmation of the values of responsibility, correctness, legitimacy and confidentiality concerning corporate information; the principles of legality, loyalty and correctness in business relations, in the protection of competition, in relations with suppliers and national, European and international institutions; the centrality of human resources and the protection of health and safety of the same.

Human resources

"The Mediaset Group recognises that its human resources are an element of fundamental importance for its development. The management of human resources is based on respect for the personal and professional characteristics of each individual". (Art. 2 Code of Conduct - Mediaset Group).
This declaration of the "centrality" of human resources, which is consistent with the logic of the company's business, is, in practical terms, realised through management and development and initiatives in support of human resources launched in 2004.
The key points of the policy concerning the professional development of the Group's employees are:

- professional growth within the company
- limited recourse to outside resources and only for critical roles
- internal mobility aimed at valorising individual potential
- the building of staff loyalty
- attention to training

Composition and distribution *of personnel in Italy*
Mediaset Group's contract staff has grown in Italy since 2003. The number went up from 4,367 (4,275 if we consider only those with long-term full-time contracts) to 4,431 (4,292 full-time permanent staff). Turnover (which in 2003 was 2.5%) has remained low at 2.2% in 2004.
The distribution of staff across the country is as follows: 69% in the Milan area (Cologno Monzese, MilanoDue and Lissone), 19.5% in Rome and 11.6% in other locations.
The profile of the staff in terms of age and length of service is a demonstration of the care taken to not waste professional skills acquired over time through actions aimed at building staff loyalty.

Staff qualifications and career paths
As well as a high average length of service and low turnover, the attention given to internal staff development can be seen from the progressive movement of staff towards higher levels.
In this sense it is possible for individuals to develop their skills, both specialised and professional, as well as cross-over managerial skills. They see their professional value recognised with new and/or bigger responsibilities, along with the appropriate adjustments in remuneration.

Selection and recruitment
Careful selection processes aim to ensure the recruitment of qualified young people with the right basic skills, natural attitudes and motivation for the company's needs.
Mediaset is certainly a group with big visibility, as can be see from the more than 7,000 applications received in 2004.

Internships
In 2004 the Mediaset Group cooperated with a number of universities and training schools to enable students to gain some work experience in the world of broadcasting and other areas of the group's activities. During 2004, 151 internships were completed (95 in 2003) with an average of 80 days in the company.

Equal opportunities

The Mediaset Group operates a policy of equal opportunity that can be seen from the significant number of women among the total staff (43%) at all levels of responsibility within the company. These numbers have grown over 2004.

Safety at the workplace, prevention and assistance

"In the context of its activities, the Mediaset Group aims to protect and guarantee the health and safety of its stakeholders *through the adoption of measures foreseen* by relevant legislation". (Art.12 - Code of Conduct).

The initiatives realised in 2004 in the area of health and safety were principally:

- a review of the documentation concerning the evaluation of environmental risks and risks of fire
- environmental analysis for the control of the workplace with the monitoring of chemical and biological pollutants, microclimates, electromagnetic fields, radon gas, ionising radiation, noise and illumination, etc
- checks of safety installations at all sites and those of Elettronica Industriale.

Average age and length of service

	Average age		Length of service	
	2004	**2003**	**2004**	**2003**
Executives	47.0	46.0	16.5	15.2
Journalists	43.0	43.0	9.6	9.5
Managers	43.0	43.0	15.0	14.7
Clerical staff	40.0	40.0	13.4	13.2
Total	**42.0**	**41.0**	**13.4**	**13.3**

Staff roles

		2004		**2003**
	number	**%**	**number**	**%**
Executives	308	7.0%	312	7.1%
Journalists	335	7.6%	324	7.4%
Managers	679	15.3%	648	14.8%
Clerical staff	3,109	70.2%	3,083	70.6%
Total	**4,431**	**100.0%**	**4,367**	**100.0%**

Staff breakdown by role

			2004			**2003**
	male	**female**	**%**	**male**	**female**	**%**
Executives	237	69	21.2%	245	66	20.7%
Journalists	166	129	42.1%	165	120	42.0%
Managers	378	301	43.7%	365	283	42.0%
Clerical staff	1,656	1,356	45.2%	1,661	1,370	45.5%
Total	**2,437**	**1,855**	**43.0%**	**2,436**	**1,839**	**43.0%**

Spain 2004

Personnel

Geographic distribution of employees in Spain	**31/12/2004**	**%**
Madrid	1,102	95.3%
Barcelona	23	2.0%
Others centres	31	2.7%
Total	**1,156**	**100.0%**

Average age and length of service

	Average age	**Ave. length of service**
Executives	42.0	10.3
Journalists	36.0	6.9
Managers	40.0	11.2
Clerical staff	37.0	8.1
Total	**37.8**	**9.8**

Staff breakdown by role

			2004			**2003**
	male	**female**	**%**	**male**	**female**	**%**
Executives	56	7	11.6%	61	8	10.0%
Journalists	44	61	50.9%	53	55	55.6%
Managers	60	48	46.2%	63	54	46.7%
Clerical staff	479	401	47.9%	446	410	47.3%
Total	**639**	**517**	**45.8%**	**623**	**527**	**45.7%**

The "Mediacenter" project

In line with the "centrality of the individual", during 2004 the Mediacenter project was launched at the offices in Viale Europa 46 in Cologno Monzese with a range of services. These include a Crèche, which opened on 3rd May 2004, which occupies 320 m^2 (380 m^2 outside) and which already in 2004 welcomed 19 children. There is an extensive area dedicated to time-saving services for the staff including a bank, post office, bookstore, travel agency (for personal travel), a pharmacy, mini-market (selling both specialised foods and basic essentials) and a shopping area (where, depending on a pre-established and rotating lists, different merchants offer their products at special prices).
A special agreement was also reached with the transport authority of the Milan city council for annual season tickets for public transport with reductions of 20%-30%.

Internal communication, which the Mediaset Group aims to continuously develop and improve, has seen the introduction of a number of initiatives.
In addition to the traditional Monday meetings of the sales staff of Publitalia '80, three meetings (general interest, business and organisational) have been introduced for the Group's management.
Moreover, for the second year, a convention was held for all Mediaset Group executives and management at Monte Carlo (29th-30th November 2004). This facilitated discussion and awareness of the company's business, strategies and technological innovation.

Personnel in Spain

The staff involved in Telecinco's television production is concentrated in Madrid.
The staff of Publiespana and the news agency Atlas also operate from Barcelona, Alicante, Seville and Bilbao.
The age and average length of service of the Telecinco Group shows a young and dynamic profile and loyalty to the company is particularly high.
Human resources are one of the critical factors in the success of the Telecinco Group. In this regard, as for 2004, the policies followed were aimed at valorising those who have developed within the company in creative work and in the production of television content. Training plans have been implemented which aim to develop creative and management skills, improving knowledge of information systems, English courses, the use of new technologies, the prevention of risk in the workplace and support for individual initiatives.
The figures show, also for 2004, that the policy of equal opportunities of the Telecinco Group is in line with what has been achieved in Italy by the Mediaset Group. There is a significant presence of women at all levels of responsibility in the company.




The services centre for employees at Cologno Monzese (MI)

Training initiatives

Staff training

Mediaset has continued to increase its investments in staff training. The figure for the number of training hours during 2004 shows that there was a continuously upward trend in all areas, in particular in management training aimed mainly at recent graduates and middle management.
This interest in training, in addition to daily "on-the-job" training, is especially focused on skills that cut across all of the staff structure and roles that are the basis of an organisational and managerial culture.

YOUNG GRADUATES PROJECT
This initiative, which was launched in 2002, has continued with a second cycle of seminars, which ended in May 2004. They focused on two areas of skills development in relationship management: "Giving, receiving and encouraging feedback"and "Assertiveness and negotiating in inter-functional relations". In January 2004 a training programme was launched for 30 recently recruited young graduates who completed the 1st year cycle in April 2004.

MIDDLE MANAGEMENT TRAINING
Between March and November 2004, following the positive results of a pilot course run in 2003, the first year of "institutional" training for middle management began.
It focused on a range of crossover issues such as "Interpersonal relations and communication", "Problem solving and decision making", "The role of the team leader", "Project management" and "Self leadership".

YOUNG EXECUTIVE TRAINING
Cooperation with ISTUD also continued in 2004 with the participation of recently promoted executives (from the industrial companies) in the general management programme.

EXECUTIVE TRAINING
A pilot executive training project was begun with residential seminars that involved a group of executives from different areas of the company: staff, content, operations and news. Other executive training initiatives were formed to develop specific competences and to reinforce group cohesion.

PARALLEL SCENARIOS
The senior management of Mediaset, RTI, Videotime and Elettronica Industriale were offered the possibility of participating in 4 meetings on issues closely related to the company's business or innovation from which to draw inspiration for their own jobs. The objective was to stimulate curiosity and an openness to parallel worlds with respect to television.

DEVELOPMENT OF PERSONAL COMPETENCES
Through company and inter-company seminars the company has addressed individual and group needs via the development of personal competences such as "Public speaking", "Interpersonal communication", "Team building" and "Stress management".
A second area of training is that of professional training. This aims to develop a broader understanding of individual roles and a more complete professional competence. Among these were the initiatives introduced to meet the needs of specific departments or professional areas, such as:

- The Creative and Image Coordination Department, Channel Promotion and Scenery
- Channel and Marketing Departments
- Artistic Resources Department
- Ad hoc seminars for the advertising sales company to meet specific needs raised by area managers.

In the context of professional training, operational training was also very important. Two very significant operational training initiatives involved the operations/productions areas:

DIGITAL TERRESTRIAL PROJECT
(new technologies, DI broadcast playout system, the new master control room at Cologno Monzese, etc.) conducted with courses designed by professional areas, including classroom, laboratory and hands-on training.

NEWSROOM PROJECT
Created to equip newsrooms with an advanced system for the management of agency news, running order and editing.

SPECIALISED COURSES
For technicians on the systems they use: "audio for digital terrestrial", "stereo recording" for audio technicians and RVM, and computer systems courses.

External initiatives

In 2004 the Mediaset Group was engaged in activities for the development of skills that are professionally related to the world of commercial television, the field in which the Group is leader in Italy. These were as follows:

CAMPUS MULTIMEDIA IN-FORMAZIONE
The Campus Consortium was created by Mediaset Group and Milan's IULM University (Libera Università di Lingue e Comunicazione) with a view to creating an area of excellence for training and research in the area of the digital economy, media and communications, as well as in the different sectors involved in technological innovation.
The two courses that have been set up are:
- Master's in Journalism, a two-year course for outstanding graduates from all disciplines, also from specialised courses, with an interest in the media and communications world.
- Master's in Multimedia Management which aims to offer, in a single course, detailed and articulated awareness of general management that can be fully integrated with technological, legal and communication competences.

MASTER PUBLITALIA '80
Operating since 1988, and established in the panorama of post-graduate master's courses for young people interested in a career in marketing, communications or sales. Every year the course trains a group of (34 for the XVI edition that ended in 2004) young graduates, with brilliant academic records, an excellent knowledge of English and good managerial potential. The course lasts for 13 months, 10 of which are in the classroom, and focuses on subjects related to business strategy, marketing and related activities, and 3 months of training experience with sponsor companies.
The teaching staff includes both Italian and international university professors and consultants.

COURSE IN ADVANCED DIRECTION
This two-year course is coordinated by the Fondazione Teatro alla Scala along with Mediaset, Rai, the Piccolo Teatro of Milan, the Teatro d'Europa and civic schools of Milan and the Paolo Grassi School of Dramatic Arts. It aims to train 15 students in theatrical, television and musical direction.
The course, which began in December 2002, includes 1,150 hours of theoretical lessons and 650 hours of on-the-job training with one of the promoting bodies.

MASTER'S IN SCHEDULING AND PROGRAMME PRODUCTION
This initiative, which has been put together in cooperation with the sociology and communications department of the Università la Sapienza in Rome, is open to 20 graduates and aims to train experts in television scheduling and programme production. The course aims to produce professional resources able to manage all aspects of the television production process, from creation to planning, production and broadcasting. The course lasts for 12 months and includes 788 hours of classroom teaching which concentrate primarily on television script writing, and 300 hours of on-the-job training.

RTI COMMUNICATION AND NEW CONTENT LABORATORY
This initiative, which is run by Maurizio Costanzo, aims to experiment with new hybrid forms of content and language.
It is divided into the following different and articulated areas:
- the Television school which aims to offer training to scriptwriters, directors and the authors of entertainment programmes;
- the Television language research laboratory, was created to examine the development and changes in the language of the small screen, with specific reference to new technologies;
- the Telecom Italia Digital Communication Laboratory, in cooperation with the Università la Sapienza in Rome and Mediaset, offers to some of the best students from the communication faculty of the Università la Sapienza in Rome the possibility of experimenting with new forms of contamination and cross-over of content and different languages;
- the Print Media Laboratory exists to conduct research and experiments in the communicative models and new languages related to print media - newspapers and magazines - aimed specifically at young readers.

Mediaset and minors

Italy
Mediaset's adherence to Television's self-regulatory code for the protection of minors, which was established in November 2002 by the Italian Ministry of Communications, is an established element in a consolidated approach to the importance of the relationship between television and minors, which has been in practice since 1993, when the company implemented its own "Self-regulatory code" and signed up to the "Code of conduct in relations between TV and minors" promoted by the Cabinet Office in 1997, but never passed into law: in conformity with the new document, Mediaset has confirmed its commitment to:
- dedicating special attention to the protected time band (16.00-22.30) with programming specifically designed for minors on at least one of the channels and excluding from children's programmes the broadcasting of advertising spots and trailers considered inappropriate;
- reinforcing controls on prime time programming through the coordination of schedules in the early evening in order to ensure - on at least one of the three channels - the broadcast of programmes suitable for family viewing;
- consolidating training efforts aimed at providing clear information about programmes (e.g. through "labels" at the beginning of programmes or special editions of news bulletins) and to highlight in an immediately clear manner - during transmission - the target audience (with banner headlines after each commercial break).

Spain
Telecinco has adhered to the "Convenio de Segnaletica" introduced by royal decree, which obliges television broadcasters to identify programmes according to suitability for age ranges. A symbol appears at the beginning of every programme and at every commercial break. In particular, programmes aimed at an adult audience are identified by a red visual signal accompanied by an audio signal; programmes that are forbidden for children under 14 have a yellow symbol, while programmes that are suitable for all ages have no symbol.


MEDIAFRIENDS
ONLUS

Mediaset's commitment to culture and society

Italy

The great social commitment demonstrated by Mediaset over more than twenty years was confirmed in 2004, thanks to the activities of Mediafriends ONLUS (a non-profit charitable organisation) which was established in 2003, in cooperation with Mondadori and Medusa.
The association has the task of creating, implementing and promoting events aimed at collecting resources for charity and the financing of targeted projects. On 22nd and 28th September 2004, Canale 5 broadcast two prime time comedy and game shows *La fabbrica del Sorriso*, a project entirely dedicated to the support of under-privileged children. More than EUR 6 million was raised for sick children in hospitals, those with debilitating diseases, for medical treatment in under-developed countries and for research and information of children's diseases.

- The tragedy in South East Asia of December 2004 once again demonstrated the generosity of the viewers of Mediaset's channels. Tg4, in cooperation with Mediafriends and Cesvi, collected more than EUR 3.2 million. Tg5, in cooperation with *Corriere della sera*, EUR 9.5 million. Finally, Mediaset and Rai, through text messages, collected, along with mobile telephone operators, EUR 28 million.
- For some time Mediaset has been engaged in cultural promotion, both through the sponsorship of events and bodies and through direct organisation. These include *Aperitivi in Concerto*, *Mostra del Libro antico*, *Festa del Libro*, *Festa del Cinema* and the *Premio Cenacolo*.
- For more than twenty years Mediaset has supported the Orchestra Filarmonica della Scala di Milano, through the production of concerts broadcast by the channels.
For a commercial broadcaster like Mediaset, the commitment to support the activities of the orchestra represents an attempt to bring great music to a wider audience.
- Since 1995 Mediaset has also been running a film restoration programme entitled *Cinema Forever - Dedicated to Carlo Bernasconi*: its purpose is the recovery and the safeguard of some of the most important films in the history of Italian cinema into the international collective memory which is of unparalleled value. Cinema Forever, as well as returning films to their original condition, aims to organise screenings, in cinemas and on television so bringing the films to the attention of a larger audience. Among the titles so far restored are masterpieces by Federico Fellini such as *La dolce vita* and *8 1/2*, Roberto Rossellini's *Franceso giullare di Dio* and *Deserto Rosso* and *L'avventura* by Michelangelo Antonioni. On 30th March 2004. *Il Vangelo secondo Matteo* by Pier Paolo Pasolini was presented at the Auditorium in Rome.

Spain

Since December 1999, Telecinco has run an original project aimed at building viewers' awareness in 12 areas of social interest.
In its fifth edition in 2004, the initiative, which is known as "12 meses, 12 causas", allows Telecinco to be considered the Spanish broadcaster that pays the highest level of attention to social values, according to the listing compiled by the "Fundacion Empresa y Sociedad" which analyses corporate social responsibility.
In "12 meses, 12 causas", the channel makes available programming and spots on the theme of the month and the offer, during different programmes, of opinions and background. The issues that are highlighted each month are identified on the basis of indications supplied by viewers and NGO professionals.



La Scala, Milan.
A concert by the Filarmonica broadcast by Retequattro

Mediaset SpA
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Mediaset Group Creative Management

Creative director: Mirko Pajè
Design: Raoul Cilento
Page layout: Pasquale Rizzello
Digital Printing: Pluscolor Milano - giugno 2005

Photography by:
giokappadue.it (cover / p. 4-29-45)
Luca Cattoretti (p. 7-9-11-22)
Francesco Lo Torto (p. 13)
Vincenzo Di Cillo (p. 25)
Dorna Sports S.L. 2005 (p. 27)
Pigi Cipelli for Sorrisi e Canzoni TV (p. 31)
Studio Fotografico Buzzi (p. 35)
Guillermo Asian (p. 37)
Willy Meneses (p. 39)
Suzanne and Nick Geary (p. 41)
A. Tamoni / Teatro alla Scala (p. 47)